FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April, 2008

Commission File Number 001-31528

CHC Helicopter Corporation

(Translation of registrant’s name into English)

4740 Agar Drive
Richmond, British Columbia
Canada
V7B 1A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC Helicopter Corporation (Registrant)
Date: April 4, 2008	By:	/s/ Martin Lockyer
Martin Lockyer Vice-President, Legal Services and
Corporate Secretary

ARRANGEMENT
involving
CHC HELICOPTER CORPORATION
and
6922767 Canada Inc.,
an affiliate of a fund managed by
FIRST RESERVE CORPORATION
NOTICE OF SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE APRIL 29, 2008 SPECIAL MEETING OF SHAREHOLDERS
OF CHC HELICOPTER CORPORATION
MARCH 28, 2008

These materials are important and require your immediate attention. They require the shareholders of the Company to make important decisions. If you are in doubt as to how to make such decisions, please contact your tax, financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact Kingsdale Shareholder Services Inc., the Company’s proxy solicitation agent, toll-free at 1-866-879-7650.

March 28, 2008
Dear Shareholder:
The Board of Directors of CHC Helicopter Corporation invites you to attend the special meeting of holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares of CHC to be held at 4:00 p.m. (Vancouver time) on Tuesday, April 29, 2008 at The Fairmont Vancouver Airport, 3111 Grant McConachie Way, Richmond (Vancouver), British Columbia, Canada V7B 1X9.
At the meeting, you will be asked to approve an arrangement under the Canada Business Corporations Act which will involve an affiliate of a fund managed by First Reserve Corporation acquiring all of CHC’s outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares for cash consideration of $32.68 per share.
The Board of Directors has determined that the consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the arrangement is fair to such holders and that the arrangement is in the best interests of CHC and unanimously recommends (subject to the abstention of Sylvain Allard, President and Chief Executive Officer of CHC, as an interested director) that shareholders vote FOR the special resolution approving the arrangement. The recommendation of the Board of Directors is based on the factors as described in detail in the accompanying management information circular.
To become effective, the special resolution approving the arrangement must be approved by (a) two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the meeting, voting as a single class, and (b) a majority of the votes cast by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the meeting, each voting separately as a class and excluding shares beneficially owned or over which control or direction is exercised by certain members of management of CHC who will be acquiring equity in an affiliate of the purchaser as described in the management information circular. The arrangement is also subject to the approval of the Supreme Court of British Columbia and certain other conditions.
The Estate of the late Craig L. Dobbin has entered into a voting support agreement pursuant to which it has agreed to vote in favour of the special resolution, subject to the terms of that agreement. The Estate owns securities of CHC representing approximately 14% of the outstanding Class A Subordinate Voting Shares, 95% of the outstanding Class B Multiple Voting Shares and 100% of the outstanding Ordinary Shares, representing approximately 62.7% of the aggregate voting rights of CHC.
We are enclosing a notice of special meeting, a management information circular for the meeting, form(s) of proxy and letter(s) of transmittal. The form(s) of proxy and the letter(s) of transmittal will also be available on our website at www.chc.com, as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The management information circular and the appendices attached to it, which we urge you to read carefully in consultation with your financial or other professional advisor, describe the arrangement and include certain other information (including the full text of the fairness opinions of our financial advisors) to assist you in considering the arrangement.
Your vote is important regardless of how many CHC shares you own. We hope that you will be able to attend the meeting. To ensure that your shares are voted at the meeting in accordance with your instructions, please submit your proxy via the internet or sign, date and return the enclosed form(s) of proxy in the postage paid envelope provided, or in the case of a postal disruption, by facsimile, so that your completed proxy is received by CIBC Mellon Trust Company, our transfer agent, in each case, by no later than 7:00 p.m. (Toronto time) on April 25, 2008 whether or not you plan to attend the meeting. We also encourage you to complete, sign, date and return the enclosed letter(s) of transmittal in accordance with the instructions contained in them and in the management information circular so that, if the arrangement is approved, the payment for your shares can be sent to you as soon as possible following completion of the arrangement.
Completion of the arrangement is subject to a number of conditions, some of which are beyond CHC’s and the purchaser’s control; accordingly, the exact timing of implementation of the arrangement is not currently known. CHC and the purchaser currently expect the closing to occur in June 2008.
If you hold shares through a nominee such as a broker, investment dealer, bank, trust company or other intermediary or depositary, you should follow the instructions provided by your nominee to ensure that your vote is counted at the meeting and you should arrange for your nominee to complete the necessary transmittal documents to ensure that you receive payment for your Class A Subordinate Voting Shares and Class B Multiple Voting Shares upon completion of the arrangement.
If you have any questions or require any assistance regarding voting your shares, please contact CHC’s proxy solicitation agent, Kingsdale Shareholder Services Inc., toll free at 1-866-879-7650 or using the other contact details listed on the back page of the management information circular.
On behalf of the Board of Directors, I would like to take this opportunity to thank you for the support you have shown us in the past as a CHC shareholder.
Yours very truly,
Mark D. Dobbin
Chairman

CHC HELICOPTER CORPORATION
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares (collectively, the “Shares”) of CHC Helicopter Corporation (the “Company”) will be held at The Fairmont Vancouver Airport, 3111 Grant McConachie Way, Richmond (Vancouver), British Columbia, Canada V7B 1X9, on Tuesday, April 29, 2008 at 4:00 p.m. (Vancouver time) for the following purposes:
(a)	to consider, pursuant to an interim order of the Supreme Court of British Columbia (the “Court”) dated March 27, 2008 (the “Interim Order”), and, if deemed advisable, to approve, with or without variation, a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (“CBCA”), involving the Company and 6922767 Canada Inc. whereby, among other things, 6922767 Canada Inc. will acquire all of the Company’s outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares for cash consideration of $32.68 per share, the full text of which Arrangement Resolution is attached as Appendix A to the accompanying management information circular (the “Circular”); and

(b)	to transact such other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.
The Board of Directors of the Company (the “Board of Directors”) unanimously recommends (subject to the abstention of Sylvain Allard, President and Chief Executive Officer of the Company, as an interested director) that Shareholders vote FOR the Arrangement Resolution. Shareholders of record as of the close of business (Toronto time) on March 28, 2008, the record date for the Meeting (the “Record Date”), will be entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.
The Circular, form(s) of proxy and letter(s) of transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting.
The full text of the plan of arrangement (the “Plan of Arrangement”) implementing the Arrangement and the Interim Order are attached as Appendix B and Appendix F to the Circular, respectively.
Pursuant to the Interim Order, registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares have been granted the right to dissent in respect of the Arrangement Resolution and be paid the fair value for their Class A Subordinate Voting Shares and Class B Multiple Voting Shares, respectively, subject to certain conditions. This dissent right and the procedures for its exercise pursuant to section 190 of the CBCA (attached as Appendix E to the Circular) as modified by the Interim Order (attached as Appendix F to the Circular) are described in the Circular under “Dissenting Shareholders’ Rights”. Failure to strictly comply with the dissent procedures described in the Circular will result in the loss or unavailability of any right of dissent. Only registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares are entitled to exercise rights of dissent; accordingly, non-registered beneficial holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares should contact their Nominee (as such term is defined in the Circular), such as their broker, investment dealer, bank, trust company or other intermediary or depositary to exercise dissent rights.
Whether or not you plan to attend the Meeting in person, please sign, date and return the enclosed form(s) of proxy in the postage paid envelope provided or, in the case of a postal disruption, by facsimile, so that your Shares can be voted at the Meeting. To be used at the Meeting, completed proxies for the Class A Subordinate Voting Shares and Class B Multiple Voting Shares must be received by the Company’s transfer agent, CIBC Mellon Trust Company (a) at P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1 (Attention: Proxy Department) for deliveries by mail; (b) at 199 Bay Street, Commerce Street West, Securities Level, Toronto, Ontario, Canada M5L 1G9 (Attention: Courier Window) for deliveries by courier or by hand; or (c) by facsimile in the case of a postal disruption to 1-866-781-3111 (within North America) or 416-368-2502, in each case, by no later than 7:00 p.m. (Toronto time) on April 25, 2008 or, if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting, as the case may be. Holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares can also vote their proxies via the internet in accordance with the instructions in the Circular. A completed proxy for the Ordinary Shares must be received by the Company in accordance with the instructions contained in the form of proxy for the Ordinary Shares by no later than 7:00 p.m. (Toronto time) on April 25, 2008 or, if the Meeting is adjourned or postponed by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting, as the case may be. Non-registered beneficial Shareholders must follow the instructions provided by their Nominee to ensure their vote is counted at the Meeting and, if they want to have their Shares delivered to the depositary under the Arrangement, they should contact the Nominee to instruct it to do so. The Shares represented by a proxy will be voted as directed by you. However, if you sign your proxy without indicating your voting instructions, then your Shares will be voted FOR the Arrangement Resolution.
If you have any questions or require any assistance regarding voting your Shares, please contact the Company’s proxy solicitation agent, Kingsdale Shareholder Services Inc., toll free at 1-866-879-7650 or using the other contact details listed on the back page of the Circular.
DATED at Richmond, British Columbia, Canada, this 28th day of March, 2008.
BY ORDER OF THE BOARD OF DIRECTORS
Martin Lockyer
Vice-President, Legal Services & Corporate Secretary

i

ii

APPENDICES:

APPENDIX A	—	ARRANGEMENT RESOLUTION	A
APPENDIX B	—	PLAN OF ARRANGEMENT	B
APPENDIX C	—	ARRANGEMENT AGREEMENT	C
APPENDIX D-1	—	MERRILL LYNCH OPINION	D-1
APPENDIX D-2	—	SCOTIA CAPITAL OPINION	D-2
APPENDIX E	—	SECTION 190 OF THE CBCA	E
APPENDIX F	—	COURT DOCUMENTATION	F

iii

CHC HELICOPTER CORPORATION
MANAGEMENT INFORMATION CIRCULAR
The Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CHC Helicopter Corporation (the “Company”). The accompanying form(s) of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in the Circular can be found on pages 74 to 84 of the Circular.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
The Company is incorporated under the laws of Canada. The solicitation of proxies in connection with the Meeting to consider the Arrangement Resolution approving the Arrangement described in the Circular involves securities of a Canadian issuer and is being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Securities Exchange Act of 1934, as amended, are not applicable to the Company for this solicitation and therefore this solicitation is not being effected in accordance with U.S. laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. laws. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under U.S. corporate and securities laws relating to U.S. corporations.
The enforcement by Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that each of the Company and the Purchaser exist under the laws of Canada, that some or all of their respective officers and directors are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. Shareholders may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment of a U.S. court.
Certain information concerning tax consequences of the Arrangement for Shareholders who are U.S. taxpayers is set forth in “Certain Canadian Federal Income Tax Considerations — Holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares Not Resident in Canada” and “Certain U.S. Federal Income Tax Considerations”. Shareholders should be aware that the Arrangement described in the Circular may have tax consequences both in Canada and in the United States. Such consequences may not be described fully in the Circular. Shareholders should consult with their tax, financial, legal or other professional advisors to determine the particular tax consequences to them of the transactions contemplated by the Arrangement.
REPORTING CURRENCY
All amounts in the Circular are expressed in Canadian dollars (“Cdn.$” or “$”), unless otherwise indicated. References to “US$” are to U.S. dollars. On March 24, 2008, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the noon exchange rate of the Bank of Canada was $1.0203.
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
The Circular contains forward-looking statements within the meaning of applicable Securities Laws. Such statements include, but are not limited to, statements relating to anticipated financial and operating results of the Company, the Company’s plans, objectives, expectations and intentions and other statements, including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “continue”, “may” and other similar expressions. These forward-looking statements are based on certain facts and assumptions and reflect the Company’s current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to: exchange rate fluctuation; inherent risk; trade credit risk; industry exposure; inflation; contract loss; inability to maintain government issued licences; inability to obtain necessary aircraft or insurance; competition; political, economic and regulatory uncertainty; loss of key personnel; pension risk; work stoppages due to labour disputes; international uncertainty; and future material acquisitions. These risk factors are further detailed in the Company’s current amended annual report on Form 20-F/A and other filings of the Company with the SEC and in the

Company’s current annual information form and other filings of the Company with the Securities Authorities of Canada. In addition to factors and matters referred to above, under “Risk Factors — Risks Relating to the Company”, or incorporated by reference herein, the Company believes the following factors relating to the Arrangement could cause actual results to differ materially from those discussed in the forward-looking statements: failure to satisfy the conditions to complete the Arrangement, including failure to receive required governmental authorities, shareholder, court, or third party approvals and/or consents; the occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; the delay of consummation of the Arrangement or the failure of the Arrangement to be completed for any other reason; and the amount of costs, fees and other expenses incurred in connection with the Arrangement. The forward-looking statements contained in the Circular are made as of the date of the Circular. The Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable Law.
INFORMATION CONTAINED IN THE CIRCULAR
Information contained in the Circular is given as of March 14, 2008, except as otherwise noted.
No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained in the Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution, or be considered to have been authorized by the Company or the Purchaser.
The Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.
All summaries of, and references to, the Arrangement, the Arrangement Agreement, the Limited Guaranty and the Voting Agreement in the Circular are qualified in their entirety by reference, in the case of the Arrangement, to the complete text of the Plan of Arrangement attached as Appendix B to the Circular, in the case of the Arrangement Agreement, to the complete text of the Arrangement Agreement attached as Appendix C to the Circular, and in the case of the Limited Guaranty and the Voting Agreement, to the complete text of such agreements, each of which is filed on SEDAR at www.sedar.com.
Shareholders should not construe the contents of the Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.
THE CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT
The Circular is provided in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting. In the Circular, “you” and “your” refers to the Shareholders.
The following are some questions that you may have regarding the Meeting and the Arrangement and answers to these questions. These questions and answers are not meant to be a substitute for the information contained in the remainder of the Circular. Shareholders are urged to read the entire Circular before making any decision.
Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by and on behalf of management of the Company for the purposes set out in the accompanying Notice of Meeting.

Q:	Where and when is the Meeting?

A:	The Meeting will be held in Richmond (Vancouver), British Columbia, Canada on Tuesday, April 29, 2008, at 4:00 p.m. (Vancouver time).

Q:	What am I voting on?

A:	You are being asked to vote to approve the Arrangement Resolution authorizing the Arrangement, which, among other things, will result in the acquisition by the Purchaser, an affiliate of a fund managed by First Reserve Corporation, of all of the Company’s outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares. Once the Arrangement Resolution is approved and all necessary conditions to closing of the Arrangement Agreement have been satisfied or waived, including court approval, the Company will become an indirect subsidiary of a fund managed by First Reserve Corporation.

Q:	What will I receive in the Arrangement?

A:	If the Arrangement is completed, you will be entitled to receive $32.68 in cash for each outstanding Class A Subordinate Voting Share and Class B Multiple Voting Share that you own immediately prior to the Effective Time, less any amounts withheld for Taxes. The cash payment is payable in Canadian dollars only and without interest.

Q:	Am I entitled to receive notice of the Meeting and attend the Meeting?

A:	Yes, if you were a Shareholder as of the close of business on March 28, 2008, the Record Date for the Meeting, you are entitled to receive notice of, attend and be heard at the Meeting.

Q:	Am I entitled to vote?

A:	Yes, if you were a Shareholder on the Record Date for the Meeting, you are entitled to vote on the Arrangement Resolution. On March 24, 2008, there were 39,987,556 Class A Subordinate Voting Shares, 5,857,560 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares outstanding. If you hold only Options, PSUs or SARs, you are not entitled to vote on the Arrangement Resolution.

Q:	What vote is required to approve the Arrangement Resolution?

A:	The Arrangement Resolution must be approved by (a) two-thirds of the votes cast on the Arrangement Resolution by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the Meeting, voting as a single class, and (b) a majority of the votes cast on the Arrangement Resolution by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the Meeting, each voting separately as a class and excluding the Shares beneficially owned or over which control or direction is exercised by certain members of management of the Company who will be acquiring equity in an affiliate of the Purchaser. See “Particulars of the Arrangement — Shareholder Approval of the Arrangement” for more information on approval of the Arrangement by Shareholders.

Q:	How does the Board of Directors recommend that I vote?

A:	The Board of Directors unanimously recommends (subject to the abstention of Sylvain Allard, President and Chief Executive Officer of the Company, as an interested director) that Shareholders vote FOR the Arrangement Resolution to approve the Arrangement. The Board of Directors, based in part on the Fairness Opinions and the recommendation of the Strategic Review Committee, has unanimously determined (subject to such abstention) that the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company. See “Background to and Reasons for the Arrangement” for more information on certain factors considered by the Board of Directors in making their recommendation.

Q:	How can I vote my Shares?

A:	You can vote your Shares by either attending and voting your Shares at the Meeting or by having your Shares voted by proxy. Completed proxies for the Class A Subordinate Voting Shares and Class B Multiple Voting Shares must be received by the Transfer Agent by no later than 7:00 p.m. (Toronto time) on April 25, 2008 or in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays or holidays) before the adjourned or postponed Meeting. How you exercise your vote depends on whether you are a Registered Shareholder or a Non-Registered Shareholder. Shareholders (in each case on the Record Date) are entitled to one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held and one vote for every ten Ordinary Shares held.

Registered Shareholders

If you were a Registered Shareholder on the Record Date, you can attend and vote at the Meeting, together with all other Registered Shareholders. Alternatively, you can submit your completed proxy for your Class A Subordinate Voting Shares or Class B Multiple Voting Shares to the Transfer Agent via the internet or by signing, dating and returning the enclosed form(s) of proxy in the postage paid envelope provided, or in the case of a postal disruption, by facsimile, so that such shares can be voted at the Meeting. See “The Meeting and Solicitation of Proxies — Appointment of Proxies” and “The Meeting and Solicitation of Proxies — Attendance and Voting” for more information on voting your Shares.

Non-Registered Shareholders

If you are a Non-Registered Shareholder and your Shares are held on your behalf, or for your account, by a Nominee, you are not entitled to vote at the Meeting unless you carefully follow the instructions provided by such Nominee. See “The Meeting and Solicitation of Proxies — Non-Registered Shareholders” and “The Meeting and Solicitation of Proxies — Attendance and Voting” for more information on voting your Shares.

Q:	Who votes my Shares if I return a completed proxy?

A:	Signing the enclosed form(s) of proxy gives authority to Mark D. Dobbin, Chairman of the Company, or Sir Bob Reid, Director of the Company, to vote your Shares. You can appoint someone else to vote your Shares at the Meeting; however, you must appoint that person by inserting his or her name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a Shareholder, but must attend the Meeting in order for your vote to be cast. See “The Meeting and Solicitation of Proxies — Voting Proxies” for more information on returning a completed proxy.

Q:	What does it mean if I receive more than one form of proxy?

A:	If you hold more than one class of Shares or your Shares are registered differently or are in more than one account, you will receive more than one form of proxy. Please complete and return all the forms of proxy you receive to ensure that all your Shares are voted.

Q:	What happens if I do not indicate how to vote my proxy?

A:	If you sign and send in your proxy without providing instructions with respect to your proxy, your Shares will be voted FOR the Arrangement Resolution. The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting. As of the date of the Circular, neither the Board of Directors nor management of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Q:	If I change my mind about my vote, can I take back my proxy once I have given it?

A:	Yes, if you are a Registered Shareholder, you may revoke your proxy by depositing an instrument executed by you or your attorney authorized in writing (a) to the registered office of the Company at 4740 Agar Drive, Richmond, British Columbia, Canada V7B 1A3 (Attention: Corporate Secretary), at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) of the Meeting, or (b) with the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) of the Meeting. You may also revoke your proxy in any other manner permitted by Law. If you are a Registered Shareholder voting via the internet you may revoke your previous vote at any time provided it is done by no later than 7:00 p.m. (Toronto time) on April 25, 2008 (or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting) by submitting a subsequent online proxy which subsequent proxy received in good order will be used to register your vote.

If you are a Non-Registered Shareholder and you change your mind with regard to your voting instructions, you should contact your Nominee to discuss what procedure to follow if you wish to provide new voting instructions. A Nominee may not be able to act on a revocation of a voting instruction unless received at least seven days prior to the Meeting.

See “The Meeting and Solicitation of Proxies — Revocation of Proxies” for more information on revocation of proxies.

Q:	In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:	Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of certain Regulatory Approvals. Completion of the Arrangement is subject to certain other conditions as described under “Summary of Arrangement Agreement — Mutual Conditions Precedent”, “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser” and “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Company”.

Q:	Will Class A Subordinate Voting Shares or Class B Multiple Voting Shares continue to be listed on the TSX and NYSE, as applicable, after the Arrangement?

A:	No. All Class A Subordinate Voting Shares and Class B Multiple Voting Shares will be owned by the Purchaser. The Company understands that such shares will be delisted from the TSX and the NYSE, as applicable, soon after the Arrangement is completed.

Q:	What if ownership of Shares has been transferred after March 28, 2008?

A:	Only persons on the list of Registered Shareholders maintained by the Transfer Agent, in the case of Class A Subordinate Voting Shares and Class B Multiple Voting Shares, and maintained by the Company in the case of Ordinary Shares, on the Record Date for the Meeting are entitled to vote at the Meeting.

Q:	How will the votes be counted?

A:	CIBC Mellon Trust Company, the Company’s Transfer Agent, counts the votes in order to ensure unbiased counting.

Q:	Does any Shareholder, directly or indirectly, beneficially own or exercise control or direction over 10% or more of the Class A Subordinate Voting Shares, Class B Multiple Voting Shares or Ordinary Shares outstanding?

A:	Yes, as of March 24, 2008, the Estate indirectly owns approximately 14% of the outstanding Class A Subordinate Voting Shares, 95% of the outstanding Class B Multiple Voting Shares and 100% of the outstanding Ordinary Shares. Pursuant to the Voting Agreement, the Estate has agreed to vote all of the Shares it owns in favour of the Arrangement Resolution, subject to the terms of that agreement. See “Particulars of the Arrangement — Voting Agreement”.

Q:	When will the Arrangement be implemented?

A:	The Company and the Purchaser will implement the Arrangement if and when all of the conditions to closing have been satisfied or waived (where permitted). See “Summary of Arrangement Agreement — Mutual Conditions Precedent”, “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser” and “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Company”. Because the Arrangement is subject to a number of conditions, some of which are beyond the Company’s and the Purchaser’s control, the exact timing of implementation of the Arrangement is not currently known. The Company and the Purchaser currently expect the closing to occur in June 2008. Either the Purchaser or the Company may terminate the Arrangement Agreement if the Arrangement has not been completed by July 22, 2008 or, if such Outside Date is extended in accordance with the terms of the Arrangement Agreement, including an extension by either of the Parties for the purposes of obtaining the Key Non-Transportation Regulatory Approvals and/or the Transportation Regulatory Approvals, the extended Outside Date.

Q:	What will happen to my Shares after the completion of the Arrangement?

A:	Upon completion of the Arrangement, your Class A Subordinate Voting Shares or Class B Multiple Voting Shares will be transferred to the Purchaser and you will be entitled to receive the consideration of $32.68 per share or the fair value of such shares if you validly exercise Dissent Rights, less any amounts required or permitted to be deducted under any applicable Law.

Q:	When can I expect to receive consideration for my Class A Subordinate Voting Shares and Class B Multiple Voting Shares?

A:	If you are a Registered Shareholder, as soon as possible after the completion of the Arrangement and upon receipt by the Depositary from you of a duly completed and executed Letter(s) of Transmittal together with your certificates representing Class A Subordinate Voting Shares or Class B Multiple Voting Shares and such additional documents and instruments as the Depositary may reasonably require, the Depositary will make a payment to you of $32.68 per share, less any amounts required or permitted to be deducted under any applicable Law, including the Tax Act and the Code. If you hold your Class A Subordinate Voting Shares or Class B Multiple Voting Shares through a Nominee, your Nominee should surrender your Class A Subordinate Voting Shares or Class B Multiple Voting Shares in exchange for $32.68 per share (less any amounts required or permitted to be deducted under any applicable Law, including the Tax Act and the Code) following completion of the Arrangement.

See “Procedures for the Surrender of Share Certificates and Payment of Consideration” for more information on payment of consideration.

Q:	Should I send my share certificates for Class A Subordinate Voting Shares and Class B Multiple Voting Shares to the Depositary now?

A:	You are not required to send your certificates representing Class A Subordinate Voting Shares or Class B Multiple Voting Shares to validly cast your vote in respect of the Arrangement Resolution. However, you must send in your share certificates representing Class A Subordinate Voting Shares or Class B Multiple Voting Shares in addition to a duly completed and executed Letter(s) of Transmittal (forms of which accompany the Circular) and such additional documents and instruments as the Depositary may reasonably require in order to receive payment for such shares. See “Procedures for the Surrender of Share Certificates and Payment of Consideration — Letter of Transmittal” for more information on Letter(s) of Transmittal.

Q:	Am I entitled to dissent rights?

A:	Pursuant to the Interim Order, registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares have a right to dissent in respect of the Arrangement Resolution. Registered holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who properly exercise their Dissent Rights will be entitled, subject to certain conditions, to be paid the fair value for their Class A Subordinate Voting Shares or Class B Multiple Voting Shares. If you wish to dissent, you must provide written notice to the registered office of the Company at 4740 Agar Drive, Richmond, British Columbia, Canada V7B 1A3 (Attention: Corporate Secretary). Such written notice must be received by the Company not later than 5:00 p.m. (Vancouver time) on

April 25, 2008 (or not later than 5:00 p.m. (Vancouver time) on the business day which is two business days immediately preceding the date of the Meeting as it may be adjourned or postponed from time to time) in the manner described under the heading “Dissenting Shareholders’ Rights”. It is important that you strictly comply with this requirement and the other requirements of the Dissent Procedures. Failure to strictly comply with the Dissent Procedures will result in the loss or unavailability of your Dissent Rights. Only registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares may exercise Dissent Rights. Accordingly, a non-registered holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares wishing to have Dissent Rights exercised on their behalf should contact their Nominee. See “Dissenting Shareholders’ Rights” for more information on Dissent Rights.

Q:	Will I receive the dividends that have been declared by the Company?

A:	On September 12, 2007, the Company declared a dividend of $0.50 per Class A Subordinate Voting Share and Class B Multiple Voting Share, payable quarterly. Amounts of $0.125 per such share were paid on November 7, 2007 and February 6, 2008 in respect of such dividend. An amount of $0.125 per such share will be paid on May 7, 2008 to Shareholders of record as of the close of business on April 23, 2008 and on August 6, 2008 to Shareholders of record as of the close of business on July 23, 2008, in each case in respect of such dividend. Shareholders will not receive these payments to the extent the Arrangement is completed on or prior to the applicable record date. Under the terms of the Arrangement Agreement, the declaration or payment of any additional dividend (other than the dividend declared on September 12, 2007) prior to the completion of the Arrangement, or the setting of a record date in respect of such dividend, would result in a reduction in the $32.68 price per Class A Subordinate Voting Share and Class B Multiple Voting Share to be paid by the Purchaser pursuant to the Arrangement by an amount equal to the value of such additional dividend. Accordingly, the Board of Directors does not intend to declare any additional dividends prior to the completion of the Arrangement unless the Arrangement Agreement is terminated and then only in its discretion.

Q:	What are the tax consequences of the Arrangement to me?

A:	Your receipt of the Consideration under the Arrangement in exchange for your Class A Subordinate Voting Shares or Class B Multiple Voting Shares will be a taxable transaction. Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” for more information on certain tax consequences of the Arrangement.

Q:	How can I contact the Transfer Agent?

A:	You can contact the Transfer Agent at:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Postal Station, Toronto
Ontario, Canada M5C 2W9
Telephone: 1-800-387-0825 (within North America) or 416-643-5501
Facsimile: 1-866-781-3111 (within North America) or 416-368-2502
E-mail: inquiries@cibcmellon.com

Q:	Who can I contact if I have other questions?

A:	Shareholders who have questions about deciding how to vote should contact their professional advisors. Shareholders who have additional questions about the Arrangement, including the procedures for voting should contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., toll free at 1-866-879-7650 or using the other contact details listed on the back page of the Circular.

SUMMARY
The following is a summary of certain significant information contained elsewhere in the Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in the Circular, including the Appendices attached hereto. Certain capitalized words and terms used in this summary and the Circular are defined in the Glossary of Terms found on pages 74 to 84 of the Circular.
Date, Time and Place of Meeting
The Meeting will be held on Tuesday, April 29, 2008 at 4:00 p.m. (Vancouver time) at The Fairmont Vancouver Airport, 3111 Grant McConachie Way, Richmond (Vancouver), British Columbia, Canada V7B 1X9.
Record Date
The Record Date for the Meeting as fixed by the Board of Directors and confirmed by the Interim Order is March 28, 2008. Shareholders of record as of the close of business on the Record Date are entitled to receive notice of, attend and vote at the Meeting or any adjournment(s) or postponement(s) thereof.
Purpose of the Meeting
At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve, with or without variation, the Arrangement Resolution, attached as Appendix A to the Circular.
The Arrangement
If the Arrangement Resolution receives the requisite approval by Shareholders at the Meeting as described under “Particulars of the Arrangement — Shareholder Approval of the Arrangement”, Court approval of the Arrangement is obtained and if all of the other conditions set out in the Arrangement Agreement are satisfied or waived, the Arrangement will be implemented by way of a plan of arrangement under the CBCA. The Arrangement effects a series of transactions as a result of which, among other things, the Purchaser will acquire all of the outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares for $32.68 in cash per Class A Subordinate Voting Share and Class B Multiple Voting Share. Because the Arrangement is subject to a number of conditions, some of which are beyond the Company’s and the Purchaser’s control, the exact timing of implementation of the Arrangement is not currently known. The Company and the Purchaser currently expect the closing of the Arrangement to occur in June 2008. Either the Purchaser or the Company may terminate the Arrangement Agreement if the Arrangement has not been completed by July 22, 2008 or, if such Outside Date is extended in accordance with the terms of the Arrangement Agreement, including an extension by either of the Parties for the purposes of obtaining the Key Non-Transportation Regulatory Approvals and/or the Transportation Regulatory Approvals, the extended Outside Date.
Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order and at the times set out in the Plan of Arrangement:
(a)	On the business day immediately preceding the Effective Date, the Company will, subject to applicable Law, redeem all of the issued and outstanding Ordinary Shares pursuant to the Company’s articles. Payment of the redemption proceeds will be satisfied in full by way of set-off against O.S. Holdings’ obligation to repay all amounts outstanding under the Ordinary Share Loan.

(b)	Notwithstanding any contingent vesting provision to which it might otherwise have been subject:
(i)	each Option outstanding immediately prior to the Effective Time (other than any Rollover Option) will be transferred by the holder to the Company in exchange for a cash payment from or on behalf of the Company equal to the excess, if any, of (A) $32.68 multiplied by the number of Shares issuable upon the exercise of such Option, over (B) the applicable aggregate exercise price in respect of such Option;

(ii)	each PSU issued under the Long-Term Incentive Plan outstanding immediately prior to the Effective Time held by a person employed by the Company or any of its subsidiaries as of such time will be transferred by the holder to the Company (assuming a performance factor of one for each such PSU) in exchange for a cash payment from or on behalf of the Company in an amount equal to $32.68;

(iii)	each PSU issued under the Prior Incentive Plan outstanding immediately prior to the Effective Time will be transferred by the holder to the Company (assuming a performance factor of one for each such PSU) in exchange for a cash payment from or on behalf of the Company in an amount equal to the excess, if any, of $32.68 over the reference price for such PSU; and

(iv)	each SAR outstanding immediately prior to the Effective Time will be transferred by the holder to the Company in exchange for a cash payment from or on behalf of the Company equal to the excess, if any, of (A) $32.68 multiplied by the number of Shares to which the value of such SAR is referenced, over (B) the applicable grant value in respect of such SAR.
(c)	Each outstanding Class A Subordinate Voting Share and Class B Multiple Voting Share (other than any such shares held by the Purchaser immediately prior to the Effective Time) will be transferred to the Purchaser in exchange for $32.68 per share from the Purchaser.

(d)	Notwithstanding any contingent vesting provision to which it might otherwise have been subject, each Rollover Option outstanding immediately prior to the Effective Time will be exchanged for a fully-vested Holdco Replacement Option as described under “Particulars of the Arrangement — Arrangement Mechanics”.

(e)	All outstanding Options and SARs and the PSUs referred to in (b)(ii) and (iii) above will be cancelled and all agreements related thereto will be terminated.

(f)	The Prior Incentive Plan, the Share Appreciation Rights Plan and the Stock Option Plan will be terminated.

(g)	All the directors of the Company will cease to be directors and nominees of the Purchaser will become directors of the Company.

(h)	The Company and the Purchaser will be amalgamated and continued as one corporation under the CBCA.
Any transfer of securities pursuant to the Arrangement shall be free and clear of all Liens. Payments to any person under the Plan of Arrangement (including the payments described above) shall be subject to applicable withholdings as the Purchaser or the Company determines, acting reasonably, are required or permitted to be deducted under any applicable Law, including the Tax Act and the Code.
See “Particulars of the Arrangement — Arrangement Mechanics”.
The Purchaser
The Purchaser is a corporation incorporated under the laws of Canada for the purpose of entering into the Arrangement Agreement. The Purchaser is an affiliate of a fund managed by First Reserve Corporation, one of the world’s leading private equity firms focusing on the energy industry. First Reserve Corporation is an independently owned firm whose current management team, in place since 1983, collectively has more than 350 years of energy investment experience. First Reserve Corporation’s most recent partnership, First Reserve Fund XI, closed with approximately US$8 billion in July 2006.
See “Information Concerning the Purchaser”.
Recommendation of the Strategic Review Committee
The Strategic Review Committee, based in part on the Fairness Opinions, has unanimously determined that the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is fair to such holders and the Arrangement is in the best interests of the Company. Accordingly, the Strategic Review Committee unanimously recommended to the Board of Directors that the Company enter into the Arrangement Agreement and that the Board of Directors recommend to Shareholders that they vote FOR the Arrangement Resolution.
See “Background to and Reasons for the Arrangement — Recommendation of the Strategic Review Committee”.

Recommendation of the Board of Directors
The Board of Directors, based in part on the Fairness Opinions and the recommendation of the Strategic Review Committee, has unanimously determined (subject to the abstention of Sylvain Allard, President and Chief Executive Officer of the Company, as an interested director) that the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company and has authorized the submission of the Arrangement Resolution to Shareholders for their approval at the Meeting. The Board of Directors has also unanimously determined (subject to such abstention) to recommend to Shareholders that they vote FOR the Arrangement Resolution. Each director intends to vote his or her Shares for the Arrangement Resolution.
See “Background to and Reasons for the Arrangement — Recommendation of the Board of Directors”.
Reasons for the Arrangement
In reaching its conclusion that the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company, the Board of Directors considered a number of factors as described under “Background to and Reasons for the Arrangement — Reasons for the Arrangement”.
Merrill Lynch Opinion
Merrill Lynch has delivered the Merrill Lynch Opinion to the Board of Directors, concluding that, as of February 22, 2008, the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is fair from a financial point of view to such holders (other than any such holders who are or may become affiliates of, or direct or indirect investors in, the Purchaser or its parent company).
The full text of the Merrill Lynch Opinion, which sets forth, among other things, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch is attached as Appendix D-1 to the Circular. Shareholders are urged to read the Merrill Lynch Opinion in its entirety. The summary of the Merrill Lynch Opinion in the Circular is qualified in its entirety by the full text of the Merrill Lynch Opinion. The Merrill Lynch Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Arrangement Resolution.
See “Background to and Reasons for the Arrangement — Merrill Lynch Opinion”.
Scotia Capital Opinion
Scotia Capital has delivered the Scotia Capital Opinion to the Board of Directors, concluding that, as of February 22, 2008, the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares (other than the Purchaser and its affiliates and certain management Shareholders) pursuant to the Arrangement is fair from a financial point of view to such holders.
The full text of the Scotia Capital Opinion, which sets forth, among other things, assumptions made, matters considered and qualifications and limitations on the review undertaken by Scotia Capital is attached as Appendix D-2 to the Circular. Shareholders are urged to read the Scotia Capital Opinion in its entirety. The summary of the Scotia Capital Opinion in the Circular is qualified in its entirety by the full text of the Scotia Capital Opinion. The Scotia Capital Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Arrangement Resolution.
See “Background to and Reasons for the Arrangement — Scotia Capital Opinion”.
Interests of Certain Persons in the Arrangement
Certain directors and officers of the Company have interests in the transactions contemplated by the Arrangement that may be different from, and/or in addition to, the interests of Shareholders generally. The Board of Directors was aware of these potential interests and considered them, along with other matters, in reaching its decisions to approve the Arrangement and to recommend that Shareholders vote for the Arrangement Resolution.
See “Particulars of the Arrangement — Interests of Certain Persons in the Arrangement”.

Certain Terms of the Arrangement Agreement
Non-Solicitation Covenant and Fiduciary Out
Subject to certain exceptions, the Company has agreed in the Arrangement Agreement not to:
•	solicit, facilitate, knowingly encourage or initiate any inquiries or proposals regarding an Acquisition Proposal;

•	encourage or participate in any discussions or negotiations (including by furnishing any information relating to the Company or any of its subsidiaries) with any person (other than the Purchaser Parties) regarding an Acquisition Proposal;

•	make a Change in Recommendation;

•	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; or

•	accept, approve, endorse, recommend or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as permitted under the Arrangement Agreement) or publicly propose any of the foregoing.
See “Summary of Arrangement Agreement — Non-Solicitation Covenant and Fiduciary Out”.
Other Acquisition Proposals
If the Company receives a written Acquisition Proposal after February 22, 2008 but prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Meeting that does not result from a breach by the Company of the non-solicitation provisions of the Arrangement Agreement and the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute a Superior Proposal, then the Company may:
•	furnish information with respect to the Company and its subsidiaries to the person making the Acquisition Proposal; and/or

•	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with, or assist, the person making the Acquisition Proposal, subject to certain limitations. Among these, the Company may not disclose any non-public information to such person without entering into a confidentiality and standstill agreement with such person that contains provisions that are no less favourable to the Company than those contained in the Confidentiality Agreement, except that such agreement need not restrict the ability of such person to privately propose an Acquisition Proposal to the Company.
The Company cannot accept an Acquisition Proposal, unless, among other things:
•	the Board of Directors concludes in good faith, after consultation with its financial and outside legal advisors, that such Acquisition Proposal constitutes a “Superior Proposal”;

•	the Purchaser is provided with an opportunity to match the Acquisition Proposal such that the Acquisition Proposal would cease to be a Superior Proposal and does not do so; and

•	the Company terminates the Arrangement Agreement in accordance with its terms and pays the $38.5 million Termination Fee to the Purchaser.
See “Summary of Arrangement Agreement — Non-Solicitation Covenant and Fiduciary Out” for more information.

Termination Fee Payable by the Company
The Company would have an obligation to pay to the Purchaser a Termination Fee of $38.5 million under certain circumstances if the Arrangement Agreement is terminated, including if the Company enters into a written agreement concerning a Superior Proposal or following a Change in Recommendation.
See “Summary of Arrangement Agreement — Termination Fee, Break-Up Fee and Expenses — Termination Fee Payable by the Company”.
Break-Up Fee Payable by the Purchaser
The Purchaser would have an obligation to pay to the Company a Break-Up Fee of $61.4 million under certain circumstances if the Arrangement Agreement is terminated.
See “Summary of Arrangement Agreement — Termination Fee, Break-Up Fee and Expenses — Break-Up Fee Payable by the Purchaser”.
Limited Guaranty
The Purchaser is a newly-formed entity with no significant assets (other than its rights under the Arrangement Agreement). The Guarantor has provided the Limited Guaranty to the Company pursuant to which the Guarantor has guaranteed to the Company, on the terms and conditions set forth therein, the due and punctual payment of certain payment and/or indemnification obligations of the Purchaser under the Arrangement Agreement (including the payment of the Break-Up Fee) to a maximum amount of $61.4 million.
See “Particulars of the Arrangement — Limited Guaranty”.
Court Approval of the Arrangement
Under the CBCA, the Arrangement requires the approval of the Court. The Company obtained the Interim Order from the Court on March 27, 2008 to provide for the calling and holding of the Meeting, Dissent Rights for holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares and other procedural matters.
Subject to the requisite approval of the Arrangement by Shareholders, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on May 1, 2008 at 9:45 a.m. (Vancouver time) at the Supreme Court of British Columbia, 800 Smithe Street, Vancouver, British Columbia, Canada V6Z 2E1, or as soon thereafter as is reasonably practicable.
Any Shareholder or other interested party who wishes to appear or to be represented at that hearing may do so, subject to filing and delivering an Appearance in the form prescribed by the Rules of the Court on or before 4:00 p.m. (Vancouver time) on April 24, 2008, as set out in the Interim Order and satisfying any other requirements of the Interim Order or the Court. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit. The Court will consider, among other things, the fairness and reasonableness of the Arrangement.
See “Particulars of the Arrangement — Court Approval of the Arrangement”.
Shareholder Approval of the Arrangement
At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of (a) two-thirds of the votes cast on the Arrangement Resolution by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the Meeting, voting as a single class, and (b) a majority of the votes cast on the Arrangement Resolution by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the Meeting, each voting separately as a class and excluding the Shares beneficially owned or over which control or direction is exercised by certain members of management of the Company who will be acquiring equity in an affiliate of the Purchaser. Holders of Options, PSUs and SARs are not entitled to vote such instruments at the Meeting. Each Shareholder of record on the Record Date is entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof and are entitled to one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held and one vote for every ten Ordinary Shares held.

The Estate has entered into the Voting Agreement pursuant to which the Estate has agreed to, among other things, vote all the Shares it beneficially owns in favour of the Arrangement Resolution. The Estate owns approximately 14% of the outstanding Class A Subordinate Voting Shares, 95% of the outstanding Class B Multiple Voting Shares and 100% of the outstanding Ordinary Shares, representing approximately 62.7% of the aggregate voting rights of the Company.
See “Particulars of the Arrangement — Shareholder Approval of the Arrangement”, “Particulars of the Arrangement — Voting Agreement” and “Particulars of the Arrangement — Canadian Securities Laws Matters”.
Regulatory Approvals
The obligations of the Company and the Purchaser to complete the Arrangement are subject to obtaining Investment Canada Act approval and approval under the Australian Foreign Acquisitions and Takeovers Act and obtaining approvals under, and/or the expiry or termination of the relevant waiting period(s) according to, certain competition laws, including the competition laws of the United Kingdom, Norway, Germany and South Africa. On March 27, 2008, the Purchaser was notified by the German competition authority that completion of the Arrangement had been cleared by such authority under German competition laws.
It is also a condition to the completion of the Arrangement that the Purchaser receive confirmation from the aviation regulatory authorities of Canada, the United Kingdom, Norway, The Netherlands, Denmark and the Republic of Ireland that the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement will not result in the revocation, withdrawal, or material adverse alteration of those licences or permits necessary or required for the operation or maintenance of aircraft that, as contemplated by a reorganization to be effected by the Company in connection with the Arrangement, are to be held by the Company’s subsidiaries or other entities in which the Company will have an interest.
See “Principal Legal Matters — Regulatory Approvals”, “Summary of Arrangement Agreement — Co-operation Regarding Reorganization”, “Summary of Arrangement Agreement — Mutual Conditions Precedent and Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser”.
Sources of Funds for the Arrangement
An aggregate amount of approximately $2,493 million will be required to fund the transactions under the Arrangement. In the Arrangement Agreement, the Purchaser has represented that in order to fund the transactions under the Arrangement, (a) the Lenders have provided a commitment for debt financing of US$850 million pursuant to the Commitment Letter in favour of an affiliate of the Purchaser; and (b) the Equity Sponsor has provided a commitment for equity financing of up to $1,643 million pursuant to the Equity Commitment Letter in favour of the Purchaser.
See “Particulars of the Arrangement — Sources of Funds for the Arrangement”.
Certain Canadian Federal Income Tax Considerations
Residents of Canada. A Resident Shareholder who disposes of Class A Subordinate Voting Shares or Class B Multiple Voting Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the Consideration received by the Resident Shareholder on the disposition of such shares under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of such shares to the Resident Shareholder and any reasonable costs of disposition.
Non-Residents of Canada. A Non-Resident Shareholder will not be subject to income tax under the Tax Act on any capital gain realized on the disposition of Class A Subordinate Voting Shares or Class B Multiple Voting Shares under the Arrangement unless the Class A Subordinate Voting Shares or Class B Multiple Voting Shares are “taxable Canadian property” to the Non-Resident Shareholder at the time such shares are disposed of to the Purchaser and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.
See “Certain Canadian Federal Income Tax Considerations”.
Certain U.S. Federal Income Tax Considerations
U.S. Holders. The receipt of cash under the Arrangement by a U.S. holder for Class A Subordinate Voting Shares or Class B Multiple Voting Shares will be a taxable transaction for United States federal income tax purposes. As a result, a U.S. holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares generally will recognize a gain or loss in an amount equal to the difference between such holder’s adjusted tax basis in Class A Subordinate Voting Shares or Class B Multiple Voting Shares transferred in the Arrangement and the amount of cash received in the Arrangement. This gain or loss will generally be treated as a capital gain or loss if the U.S. holder held the Class A Subordinate Voting Shares or Class B Multiple Voting Shares (as the case may be) as a capital asset, and will be a long-term capital gain or loss if the U.S. holder held Class A Subordinate Voting Shares or Class B Multiple Voting Shares for more than one year as of the Effective Date of the Arrangement.
Non-U.S. Holders. A non-U.S. holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares generally will not be subject to United States federal income tax on any gain realized in respect of Class A Subordinate Voting Shares or Class B Multiple Voting Shares transferred in the Arrangement, unless (a) the gain is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (or, if certain income tax treaties apply, is attributable to a United States permanent establishment), or (b) the non-U.S. holder is an individual who has been present in the United States for 183 days or more in the taxable year of the Arrangement and certain other conditions are satisfied.
See “Certain U.S. Federal Income Tax Considerations”.
Dissenting Shareholders’ Rights
The Interim Order expressly provides registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares with the right to dissent from the Arrangement Resolution substantially in the manner set forth in section 190 of the CBCA, as modified by the Interim Order. Any Dissenting Shareholder who validly dissents in respect of the Arrangement Resolution in compliance with section 190 of the CBCA as modified by the Interim Order will be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable, held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted.
The Interim Order provides that a Dissenting Shareholder must provide a Notice of Dissent to the registered office of the Company. Such Notice of Dissent must be received by the Company not later than 5:00 p.m. (Vancouver time) on April 25, 2008 (or not later than 5:00 pm (Vancouver time) on the business day which is two business days immediately preceding the date of the Meeting as it may be adjourned or postponed from time to time). It is important that Dissenting Shareholders strictly comply with this requirement and understand that such requirement is different from the statutory dissent provisions of the CBCA which would permit a Notice of Dissent to be provided at or before the Meeting.
It is recommended that any registered holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares wishing to avail himself or herself of his or her Dissent Rights seek legal advice, as failure to comply strictly with the provisions of the CBCA as modified by the Interim Order will result in the loss or unavailability of Dissent Rights. It should be noted that a registered holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares may only exercise Dissent Rights in respect of Class A Subordinate Voting Shares or Class B Multiple Voting Shares which are registered in that Shareholder’s name. Accordingly, a Non-Registered Shareholder wishing to have Dissent Rights exercised on its behalf should immediately contact the Nominee that deals in respect of the Non-Registered Shareholder’s Shares. One of the conditions to the obligations of the Purchaser to complete the Arrangement is that the aggregate number of Class A Subordinate Voting Shares and Class B Multiple Voting Shares held by Dissenting Shareholders does not exceed 10% of the aggregate number of such shares outstanding as of the Effective Time.
See “Dissenting Shareholders’ Rights”.

THE MEETING AND SOLICITATION OF PROXIES
Date, Time and Place of Meeting
The Meeting will be held on Tuesday, April 29, 2008 at 4:00 p.m. (Vancouver time) at The Fairmont Vancouver Airport, 3111 Grant McConachie Way, Richmond (Vancouver), British Columbia, Canada V7B 1X9.
Record Date
The Record Date for the Meeting as fixed by the Board of Directors and confirmed by the Interim Order is March 28, 2008. Shareholders of record on the Record Date are entitled to receive notice of, attend and vote at the Meeting or any adjournment(s) or postponement(s) thereof. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.
Purpose of the Meeting
At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve, with or without variation, the Arrangement Resolution, attached as Appendix A to the Circular.
Solicitation of Proxies
The information contained in the Circular is furnished in connection with the solicitation of proxies to be used at the Meeting for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies by the Circular is being made by and on behalf of the Company’s management. The solicitation will be made by mail, but proxies may also be solicited by management, without special compensation. The cost of solicitation will be borne by the Company.
The Company has retained Kingsdale Shareholder Services Inc. to solicit proxies in Canada and the United States at an estimated cost of $70,000 plus a “per call” fee of $6.00 for each telephone call made by Shareholders to Kingsdale Shareholder Services Inc. or by Kingsdale Shareholder Services Inc. to Shareholders in connection with the solicitation, which will be paid by the Company. The Company has also agreed to reimburse Kingsdale Shareholder Services Inc. for certain out-of-pocket expenses and to indemnify it against certain liabilities arising out of or in connection with its engagement.
The Company may also retain one or both of the Financial Advisors to act as a soliciting dealer manager. If retained, a soliciting dealer group will be formed by such retained Financial Advisor(s) which will consist of members of the Investment Dealers Association of Canada and members of the TSX. If a soliciting dealer group is formed, then the Company expects that it will pay members of the soliciting dealer group customary solicitation fees and the Company will provide notice of such event by press release and/or such other means as the Company may determine.
The Company will not pay any fees or commissions to any broker or dealer or any other person for soliciting the deposit of Class A Subordinate Voting Shares or Class B Multiple Voting Shares pursuant to the Arrangement.
Appointment of Proxies
Shareholders unable to attend the Meeting should complete, date, sign and return the accompanying form(s) of proxy. The persons named in the accompanying form(s) of proxy are directors of the Company. You have the right to appoint someone else to represent you at the Meeting. Shareholders who wish to appoint some other person to represent them at the Meeting may do so by inserting such person’s name in the appropriate space provided in the form(s) of proxy. Such other person need not be a Shareholder of the Company but must attend the Meeting in order for the Shareholder’s vote to be cast.
A Registered Shareholder may vote by proxy by one of the following three methods: (i) use of the paper form(s) of proxy to be returned by mail or delivery; (ii) via the internet in the case of holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares; or (iii) by facsimile in the event of a postal disruption. The methods for using each of these procedures are described below:
Voting by Mail or Delivery. A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form(s) of proxy and returning it using the envelope provided for that purpose. To be used at the Meeting, completed proxies for the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares

must be received by the Company’s transfer agent, CIBC Mellon Trust Company: (a) at P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1 (Attention: Proxy Department) for deliveries by mail; or (b) at 199 Bay Street, Commerce Street West, Securities Level, Toronto, Ontario, Canada M5L 1G9 (Attention: Courier Window) for deliveries by courier or by hand, in each case, by no later than 7:00 p.m. (Toronto time) on April 25, 2008 or, in the case of any adjournment(s) or the postponement(s) of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed Meeting.
Internet Voting. A Registered Shareholder may vote the Class A Subordinate Voting Shares or Class B Multiple Voting Shares by proxy over the internet by accessing the following websites, as applicable:
•	Class A Subordinate Voting Shares — www.eproxyvoting.com/chcclassa; or

•	Class B Multiple Voting Shares — www.eproxyvoting.com/chcclassb.
In order to submit a proxy via the internet, you will be asked to enter the 13 digit control number which is provided on the enclosed form(s) of proxy. Your voting instructions will then be conveyed electronically over the internet. Registered Shareholders may vote over the internet at any time provided that such vote is conveyed by no later than 7:00 p.m. (Toronto time) on April 25, 2008, or, in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed Meeting. Please see the enclosed form(s) of proxy for additional information on internet voting.
Voting by Facsimile. In the case of postal disruptions, a registered holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares may vote by facsimile by completing, dating and signing the enclosed form(s) of proxy and returning it by facsimile to CIBC Mellon Trust Company at 1-866-781-3111 (within North America) or 416-368-2502. The completed form(s) of proxy must be received by no later than 7:00 p.m. (Toronto time) on April 25, 2008 or, in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed Meeting.
The method by which the holder of Ordinary Shares may vote by proxy is described in the form of proxy provided for such shares.
If you have any questions or require any assistance regarding voting your Shares, please contact the Company’s proxy solicitation agent, Kingsdale Shareholder Services Inc., toll free at 1-866-879-7650 or using the other contact details listed on the back page of the Circular.
The execution or exercise of a proxy does not constitute a Notice of Dissent for purposes of the Dissent Procedures. Only registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares are entitled to dissent. See “Dissenting Shareholders’ Rights”.
Form of Proxy
The form(s) of proxy accompanying the Circular affords a Shareholder with the opportunity to specify whether the Shares registered in the Shareholder’s name will be voted FOR or AGAINST the Arrangement Resolution.
Attendance and Voting
Only Registered Shareholders on the Record Date, or the person they appoint as their proxies, are entitled to attend and vote on all matters that may properly come before the Meeting in respect of which their vote is required.
Holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares, in each case of record, on the Record Date are entitled to one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held and one vote for every ten Ordinary Shares held.
Non-Registered Shareholders
In many cases, Shares beneficially owned by a holder (a “Non-Registered Shareholder”) are registered either:
(a)	in the name of a Nominee that the Non-Registered Shareholder deals with in respect of the Shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or

(b)	in the name of a clearing agency (such as CDS) of which the Nominee is a participant.
In accordance with the requirements of the CBCA and the Securities Laws of Canada, the Company has distributed copies of the Meeting Materials to CDS and the Nominees for onward distribution to Non-Registered Shareholders.
Applicable Securities Laws require Nominees to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Every Nominee has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Non-Registered Shareholder by its Nominee is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Nominee how to vote on behalf of the Non-Registered Shareholder. The majority of Nominees now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a VIF and mails the VIF to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIF to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be presented at the Meeting. A Non-Registered Shareholder receiving a VIF from Broadridge cannot use that VIF to vote Shares directly at the Meeting. The VIF must be returned to Broadridge well in advance of the Meeting in accordance with the instructions accompanying the VIF in order to have the Shares voted.
Revocation of Proxies
A Registered Shareholder may revoke a proxy by depositing an instrument executed by such shareholder or his/her attorney authorized in writing (a) to the registered office of the Company at 4740 Agar Drive, Richmond, British Columbia, Canada V7B 1A3 (Attention: Corporate Secretary), at any time up to and including the last business day preceding the date of the Meeting or any adjournment(s) or postponement(s) of the Meeting, or (b) with the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) of the Meeting. A Registered Shareholder may also revoke a proxy in any other manner permitted by Law.
Registered Shareholders voting via the internet may revoke their previous vote at any time provided it is done by no later than 7:00 p.m. (Toronto time) on April 25, 2008 (or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting) by submitting a subsequent online proxy which subsequent proxy received in good order will be used to register such shareholders’ vote.
If you are a Non-Registered Shareholder and you change your mind with respect to your voting instructions, you should contact your Nominee to discuss what procedure to follow if you wish to provide new voting instructions. A Nominee may not be able to act on a revocation of a voting instruction unless received at least seven days prior to the Meeting.
Voting Proxies
Signing the enclosed form(s) of proxy gives authority to Mark D. Dobbin, Chairman of the Company, or Sir Bob Reid, Director of the Company, to vote your Shares. If you sign and send in your proxy without providing instructions with respect to your proxy, your Shares will be voted by the Company’s nominees FOR the Arrangement Resolution.
The accompanying form(s) of proxy confers discretionary authority upon the directors of the Company designated in the proxy with respect to amendments or variations to any of the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting. As of the date of the Circular, neither the Board of Directors nor management is aware of any amendment, variation or other matter to be presented for a vote at the Meeting.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT
Background to the Arrangement
At a meeting of the Board of Directors held on June 26, 2007, Mr. Mark D. Dobbin, Chairman of the Company, advised the Board that he had been contacted by several parties inquiring as to whether the Company would be interested in exploring the potential sale of the Company, including First Reserve Corporation. Mr. Dobbin proposed to the Board of Directors that, given this interest, it would be appropriate for the Board to explore strategic alternatives for the Company, including a possible sale. At the invitation of the Board, a representative of Scotia Capital discussed with the Board the nature of the communications received and reviewed with the Board types of entities that might be interested in acquiring the Company.
At that meeting, Mr. Dobbin reviewed with the Board of Directors his role as executor of the Estate. The Estate directly or indirectly holds approximately 14% of the outstanding Class A Subordinate Voting Shares, 95% of the outstanding Class B Multiple Voting Shares and 100% of the outstanding Ordinary Shares, representing approximately 62.7% of the votes attached to all outstanding Shares. Mr. Dobbin, as the executor of the Estate, directs the voting of the Estate’s holdings in the Company. Mr. Dobbin indicated that, while the Estate might consider supporting a sale transaction, it would be through a process established and controlled by the Board of Directors. Mr. Dobbin advised the Board that he had no interest in acquiring the Company, through the Estate or otherwise, or financially participating in any potential buying group. Mr. Dobbin stated that he expected that the terms of any transaction would provide identical consideration to the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares. In addition, Mr. Dobbin advised the Board that he anticipated that the Company would execute confidentiality agreements with any prospective purchaser containing “standstill” provisions that would prevent any such purchaser from entering into an agreement with the Estate to acquire the Estate’s Shares without the consent of the Board of Directors.
At that meeting, the Board of Directors also discussed the possibility of merger or similar transactions with other entities that operate in the Company’s industry or related sectors. The Board of Directors concluded, having regard to the potential interests of management in any transaction and the fact that it wished to explore a range of alternatives, that it would be advisable to establish a strategic review committee comprised of non-management directors. Accordingly, the Board of Directors formed a strategic review committee (the “Strategic Review Committee”) to solicit, consider and evaluate strategic alternatives with a view to enhancing shareholder value and to make recommendations in respect thereof to the Board. The Strategic Review Committee was comprised of Messrs Carty, Mintz, Stinson and Sir Bob Reid, with Mr. Dobbin serving as Chair. At that meeting, Ogilvy Renault LLP and the Financial Advisors were formally appointed as legal advisors and financial advisors, respectively, to the Board of Directors.
On July 25, 2007, the Financial Advisors presented to the Board of Directors various financial and strategic alternatives that might be considered and noted that, as a result of recent volatility in the credit markets, buy-out transactions from financial institutions such as private equity firms were challenging to finance and expensive to execute. The Board of Directors determined that, in light of such credit conditions, the Company would not solicit expressions of interest for a sale transaction at that time, but would continue to investigate other strategic opportunities.
Late in the summer and into the fall of 2007, the Strategic Review Committee considered a potential strategic combination with a party in the aviation sector. The Company entered into a non-disclosure agreement with such party in order to explore the possibility of such a combination. Following preliminary discussions, the Company and such party mutually agreed to terminate discussions.
In September 2007, following the receipt of expressions of interest from certain financial sponsors, including First Reserve Corporation, the Board of Directors asked the Financial Advisors to undertake a confidential targeted sale process of the Company. The Financial Advisors reviewed with the Board the parties that they considered most likely to pay the highest price for the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares. The Financial Advisors then contacted a targeted group of nine potential purchasers in October 2007, including First Reserve Corporation, to gauge their interest in a possible sale transaction.
Over the next several weeks, the Company, with the assistance of Ogilvy Renault LLP and the Financial Advisors negotiated confidentiality and standstill agreements with five interested financial purchasers. Each of the interested parties was provided with a confidential information memorandum and a financial forecast prepared by management of the Company and was given an opportunity to receive presentations from management. Management provided presentations to, and responded to various information requests from, four of the five interested parties. At the direction of the Strategic Review Committee, the interested parties were not permitted to discuss potential employment or other arrangements with management of the Company, including the terms of any equity participation by management in any acquisition vehicle or in the Company following completion of a transaction.
As a result of this process, the Company ultimately received six non-binding, preliminary and highly conditional indications of prices potentially payable by these five financial sponsors together with a sixth potential financial sponsor for all outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares, which initial proposals ranged in value from $30 to $35 per share. Following discussions with the Financial Advisors, the Strategic Review Committee determined, at a meeting on November 20, 2007, to permit First Reserve Corporation to conduct due diligence. In determining to allow First Reserve Corporation to conduct due diligence at this stage, the Strategic Review Committee considered, among other things, the relative strengths of the expressions of interest received (including the execution risk associated with each proposal), the demands placed on management as a consequence of the diligence process, having regard to the obligations of management to manage the Company’s business and the fact that the Strategic Review Committee could, at any time, authorize other interested parties to conduct due diligence. Management of the Company was instructed to assemble an electronic data room of information to allow First Reserve Corporation to conduct its due diligence. First Reserve Corporation was first given access to this data room on November 21, 2007. Ogilvy Renault LLP was instructed to provide draft transaction documentation to First Reserve Corporation’s counsel and did so on December 13, 2007.
At a meeting of the Board of Directors held on December 10, 2007, the Strategic Review Committee and the Financial Advisors provided an update to the Board. The Board of Directors was advised that First Reserve Corporation expected to complete its due diligence investigations by early January, which would be followed by a period during which it would seek financing commitments. The Board was also advised that one of the previously interested parties had withdrawn from the process principally due to debt market conditions.
Between December 10, 2007 and January 16, 2008, First Reserve Corporation and the Company and their respective advisors had several discussions to negotiate the terms and conditions of the transaction documentation, including, among other things, (a) the amount of, and circumstances pursuant to which, the Company would be required to pay the Termination Fee, (b) the amount of, and circumstances pursuant to which, the Purchaser would be required to pay the Break-Up Fee, (c) the nature of the recourse the Company would have in the event of a breach of the transaction documents by the Purchaser, and (d) the consideration to be offered per Class A Subordinate Voting Share and per Class B Multiple Voting Share. During this period, First Reserve Corporation was authorized by the Chair of the Strategic Review Committee to begin discussions with management of the Company regarding potential management equity participation in any purchase vehicle sponsored by First Reserve Corporation. The first such discussion took place on December 29, 2007.
The Strategic Review Committee met on January 16, 2008 to review the status of negotiations. At this meeting, the Financial Advisors advised the Committee that the other potentially interested parties canvassed by them had confirmed that they would only be interested in a sale transaction, if at all, that was inferior to the First Reserve Corporation proposal.
Representatives of First Reserve Corporation and its legal advisors met with the Chair of the Strategic Review Committee, Ogilvy Renault LLP and the Financial Advisors on January 24, 2007 for an “in person” negotiating session. Amongst other matters discussed at this meeting were the relative values of the proposed Termination Fee and Break-Up Fee and when such fees would be payable, the recourse that would be available to the Company in the event of a breach of the Arrangement Agreement by the Purchaser, the proposed conditions to completion of the Arrangement and the timing of any transaction.
On February 12, 2008, the Chair of the Strategic Review Committee met with a representative of First Reserve Corporation. At that meeting, Mr. Dobbin was advised that, based on the diligence investigation and the discussions between First Reserve Corporation and potential providers of debt financing, First Reserve Corporation would, subject to a number of conditions (including finalizing the Commitment Letter), be willing to propose a transaction to the Strategic Review Committee and the Board of Directors at a price of $32.00 per Class A Subordinate Voting Share and Class B Multiple Voting Share. Following negotiation, this amount was subsequently increased to $32.75 per Class A Subordinate Voting Share and Class B Multiple Voting Share. The First Reserve Corporation proposal provided, among other things, that the per share price would be reduced by the amount of any dividends paid by the Company, including the dividends of $0.125 per Class A Subordinate Voting Share and Class B Multiple Voting Share declared by the Company on September 12, 2007 and payable on May 7, 2008 and August 6, 2008 (to shareholders of record as of the close of business on April 23, 2008 and July 23, 2008, respectively).
That evening, Mr. Dobbin discussed the First Reserve Corporation proposal with the Financial Advisors and Ogilvy Renault LLP. The next morning, Mr. Dobbin met with the representative of First Reserve Corporation to advise him that the Strategic Review Committee would be willing to review an offer of $32.75 per Class A Subordinate Voting Share and Class B Multiple Voting Share, but only if certain other terms of the First Reserve Corporation proposal were improved, including the proposed quantums of the Termination Fee and Break-Up Fee.
On February 15, 2008, First Reserve Corporation submitted a written proposal for $32.75 per Class A Subordinate Voting Share and Class B Multiple Voting Share to the Board of Directors, along with the Commitment Letter, which proposal was subject to negotiating and finalizing definitive documentation.
On February 21, 2008, the Strategic Review Committee and the Board of Directors met to consider the First Reserve Corporation proposal and received an update as to the status of the documentation. The Arrangement Agreement and the Plan of Arrangement were described in detail to the Strategic Review Committee and the Board of Directors.
The Financial Advisors reviewed the expressions of interest received from other parties with the Board of Directors and noted that the First Reserve Corporation proposal was superior to the other expressions of interest.
With members of management absent, the Financial Advisors summarized their approaches to assessing the fairness of the consideration offered by the Purchaser, from a financial point of view, to the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares. Merrill Lynch provided its oral opinion that the proposed consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the First Reserve Corporation proposal would be fair, from a financial point of view, to such holders (other than any such holders who may become affiliates of, or direct or indirect investors in, the Purchaser or its parent company). Scotia Capital also provided its oral opinion that the proposed consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares (other than the Purchaser and its affiliates and certain management Shareholders) pursuant to the First Reserve Corporation proposal would be fair, from a financial point of view, to such shareholders.
To facilitate certain determinations required to be made with respect to the redemption of the Ordinary Shares pursuant to the Arrangement, on February 21, 2008 the Board of Directors formed a special committee of unrelated directors (see “Particulars of the Arrangement — Redemption of the Ordinary Shares”). This special committee was also charged with making certain determinations under MI 61-101 (see “Particulars of the Arrangement — Canadian Securities Laws Matters”).
The Board of Directors noted that since the timing of completion of the Arrangement was uncertain, the per share consideration under the terms of the First Reserve Corporation proposal could be reduced by up to $0.25 upon payment of previously-declared dividends. It was decided that the Chairman would contact First Reserve Corporation requesting certain improvements to the proposal.
At 4:00 p.m. on February 21, 2008, the Board of Directors reconvened to discuss the day’s developments. The Chairman reported on the results of negotiations with First Reserve Corporation, indicating that First Reserve Corporation would offer a price per Class A Subordinate Voting Share and Class B Multiple Voting Share of $32.68, without any adjustment for the payment of previously-declared dividends and had agreed to the other improvements requested by the Board. Ogilvy Renault LLP advised the Board that legal counsel to First Reserve Corporation had indicated it would need more time to review certain documents produced by the Company in connection with the preparation of the Company Disclosure Letter before a binding agreement could be entered into. The Board of Directors authorized legal counsel to finalize the transaction documentation and the meeting was adjourned until 7:00 a.m. the following day pending confirmation that First Reserve Corporation had completed its due diligence and that documentation was complete.

At 7:00 a.m. on February 22, 2008, the Board of Directors reconvened and each of the Financial Advisors orally confirmed their opinions (subsequently confirmed in writing) as to fairness, from a financial point of view, of the offer price of $32.68. Ogilvy Renault LLP reported that First Reserve Corporation had completed its due diligence and that the transaction documentation had been agreed to by the parties. After considering the opinions of the Financial Advisors, the recommendation of the Strategic Review Committee and the various factors described below, and after discussion, the Board of Directors unanimously resolved (subject to the abstention of Sylvain Allard, President and Chief Executive Officer of the Company, as an interested director) that the Consideration of $32.68 for each Class A Subordinate Voting Share and each Class B Multiple Voting Share to be received by the holders of such shares pursuant to the Arrangement is fair, that the Arrangement is in the best interests of the Company, and approved the execution and delivery of the Arrangement Agreement by the Company and determined that it would recommend that Shareholders vote FOR the Arrangement Resolution.
Prior to 9:00 a.m. on February 22, 2008, the Company entered into the Arrangement Agreement with the Purchaser and the Purchaser and the Estate (along with certain entities the Estate controls) entered into the Voting Agreement. The Company then announced by news release that the Arrangement Agreement had been entered into.
Recommendation of the Strategic Review Committee
The Strategic Review Committee, based in part on the Fairness Opinions, has unanimously determined that the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company. Accordingly, the Strategic Review Committee unanimously recommended to the Board of Directors that the Company enter into the Arrangement Agreement and that the Board of Directors recommend to Shareholders that they vote FOR the Arrangement Resolution.
Recommendation of the Board of Directors
The Board of Directors, based in part on the Fairness Opinions and the recommendation of the Strategic Review Committee, has unanimously determined (subject to the abstention of Sylvain Allard, President and Chief Executive Officer of the Company, as an interested director) that the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company and has authorized the submission of the Arrangement Resolution to Shareholders for their approval at the Meeting. The Board of Directors has also unanimously determined (subject to such abstention) to recommend to Shareholders that they vote FOR the Arrangement Resolution. Each director intends to vote his or her Shares for the Arrangement Resolution.
Reasons for the Arrangement
In reaching its conclusion that the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is fair to such holders, that the Arrangement is in the best interests of the Company and in the Board of Directors recommending that the Shareholders vote for the Arrangement Resolution, the Strategic Review Committee and the Board of Directors considered, among other things, the following factors and potential benefits of the Arrangement:
(a)	the establishment by the Board of Directors of the Strategic Review Committee consisting of non-management members of the Board of Directors which conducted a review of the strategic alternatives available to the Company with a view to enhancing shareholder value, including remaining a publicly traded company and pursuing the Company’s current business plan, a merger transaction, as well as the possible sale of the Company;

(b)	the active process established by the Strategic Review Committee, including, with the assistance of the Financial Advisors, soliciting acquisition proposals from those parties that the Strategic Review Committee believed, with the advice of the Financial Advisors, represented the most likely interested qualified purchasers. As a result of this process, the Company received six expressions of interest, including an expression of interest from First Reserve Corporation;

(c)	the negotiations with the Purchaser were conducted at arm’s length by the Strategic Review Committee, with the assistance of Ogilvy Renault LLP and the Financial Advisors, including settling the key economic terms of the Arrangement Agreement as well as other material terms of the Arrangement Agreement, the Plan of Arrangement and other related transaction documents;

(d)	the careful review of the transaction by the Strategic Review Committee and the Board of Directors and each of their conclusions that, at the time the Arrangement Agreement was entered into, the Arrangement was the most favourable alternative available, taking into consideration the price offered, the risks that the transaction might not be completed and the other terms and conditions of the Arrangement Agreement;

(e)	holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares will receive identical consideration pursuant to the Arrangement;

(f)	the Consideration to be received for the Class A Subordinate Voting Shares pursuant to the Arrangement represents a premium of approximately 49.4% and 50.3% over the last trading price of the Class A Subordinate Voting Shares on the TSX and NYSE, respectively, on February 21, 2008, the last trading day prior to the public announcement of the Arrangement and a premium of approximately 45.3% and 43.7% over the average trading price of the Class A Subordinate Voting Shares on the TSX and NYSE, respectively, for the three-month period ending February 21, 2008, the last trading day prior to the public announcement of the Arrangement;

(g)	the Consideration to be received for the Class B Multiple Voting Shares pursuant to the Arrangement represents a premium of approximately 37.6% over the last trading price of the Class B Multiple Voting Shares on the TSX on February 21, 2008, the last trading day prior to the public announcement of the Arrangement and a premium of approximately 41.0% over the average trading price of the Class B Multiple Voting Shares on the TSX for the three-month period ending February 21, 2008, the last trading day prior to the public announcement of the Arrangement;

(h)	the Fairness Opinions rendered to the Board of Directors by the Financial Advisors to the effect that, as of February 22, 2008, based upon and subject to the analyses, assumptions, qualifications and limitations set forth therein, the Consideration to be received by the holders of Class A Subordinate Voting Share and Class B Multiple Voting Share pursuant to the Arrangement is fair, from a financial point of view, to such holders;

(i)	the Estate was willing to commit to vote in favour of the Arrangement Resolution pursuant to the Voting Agreement;

(j)	the terms of the Voting Agreement including, in particular, that if the Company terminates the Arrangement Agreement in accordance with its terms (including to accept a Superior Proposal), the Voting Agreement will terminate;

(k)	the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is to be paid in cash and provides such holders certainty of value for their shares;

(l)	the terms of the Arrangement Agreement, including the fact that the Company’s and the Purchaser’s respective representations, warranties and covenants, and the conditions to their respective obligations, are reasonable in the judgment of the Strategic Review Committee and the Board of Directors, following consultations with their advisors, and were the product of extensive negotiations between the Strategic Review Committee and the Purchaser;

(m)	the terms of the Limited Guaranty;

(n)	the Purchaser’s obligation to consummate the transaction under the terms of the Arrangement Agreement is not subject to a financing condition;

(o)	the Company’s ability pursuant to the Arrangement Agreement, under certain circumstances, to consider and respond to an Acquisition Proposal, including that if, at any time prior to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the Company receives an Acquisition Proposal that the Board of Directors concludes in good faith, after consultation with the Financial

Advisors and outside legal counsel, constitutes a Superior Proposal, and the Purchaser chooses not to propose improvements to the Arrangement Agreement that would cause such proposal to cease being a Superior Proposal, the Company may terminate the Arrangement Agreement and accept the Superior Proposal upon the payment of the Termination Fee;

(p)	the Board of Directors’ judgment, with the assistance of the Financial Advisors, that the Termination Fee and the Break-Up Fee are reasonable in the context of similar fees that have been negotiated in other transactions and, in the case of the Termination Fee, should not preclude another party from making an Acquisition Proposal;

(q)	the Board of Directors’ ability under the Arrangement Agreement to withdraw, modify or amend the Board of Directors’ recommendation that Shareholders vote in favour of the Arrangement Resolution under certain circumstances, subject to the Company’s payment of the Termination Fee, under certain circumstances, if the Arrangement Agreement is terminated;

(r)	the conclusion of the Strategic Review Committee and the Board of Directors, following consultation with the Financial Advisors, that the Purchaser Parties have the financial capacity to consummate the Arrangement, based on the terms of the Commitment Letter and the Equity Commitment Letter and other information provided to the Company regarding the Guarantor;

(s)	the Plan of Arrangement must be approved by (a) two-thirds of the votes cast on the Arrangement Resolution by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the Meeting, voting as a single class, and (b) a majority of the votes cast on the Arrangement Resolution by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the Meeting, each voting separately as a class and excluding the Shares beneficially owned or over which control or direction is exercised by certain members of management of the Company who will be acquiring equity in an affiliate of the Purchaser;

(t)	the potential risks to the Company associated with pursuing a merger transaction, including uncertainty of regulatory outcome and timing and the potential disruption to the Company that could result;

(u)	the ability of the registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares to exercise Dissent Rights; and

(v)	the Arrangement must be approved by the Court.
The Strategic Review Committee and the Board of Directors also considered a variety of risks and other potentially negative factors concerning the Arrangement, including the following:
(a)	the requirement that certain conditions to the completion of the Arrangement must be met, including certain Regulatory Approvals, and the right of the Purchaser to terminate the Arrangement Agreement if such approvals are not obtained prior to the Outside Date;

(b)	the risks and costs to the Company if the Arrangement is not completed, including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

(c)	if the Arrangement is not consummated and the Board of Directors decides to seek another transaction, there can be no assurance that the Company will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid under the Arrangement, or that the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares would be able to receive cash or other consideration for their shares equal to or greater than the Consideration payable under the Arrangement in any other future transaction that the Company may effect;

(d)	the Purchaser is a newly-formed entity with no significant assets (other than its rights under the Arrangement Agreement) and the maximum liability of the Purchaser Parties under the Arrangement Agreement and the Limited Guaranty is $61.4 million;

(e)	the remedy of specific performance is not, under the terms of the Arrangement Agreement, available to the Company in respect of a breach of such agreement by the Purchaser;

(f)	the Arrangement will generally be a taxable transaction for Shareholders;

(g)	the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares will not participate in any future earnings or growth of the Company and the Company will no longer exist as a publicly traded company, such that these shareholders will not benefit from any appreciation in the value of, or any dividend or other distribution on, their shares after the completion of the Arrangement;

(h)	under the Arrangement Agreement, the Company must generally conduct its business in the ordinary course, and that the Company is, prior to the completion of the Arrangement or the termination of the Arrangement Agreement, subject to ordinary course of business covenants requiring the prior consent of the Purchaser to certain actions, which may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the Company were to remain a publicly traded company;

(i)	the Company is restricted under the Arrangement Agreement in its ability to solicit other Acquisition Proposals;

(j)	the Termination Fee payable by the Company upon the occurrence of certain events, and the possible deterrent effect that paying such fee might have on the desire of other potential acquirors to propose an alternative transaction that may be more advantageous to the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares; and

(k)	certain of the Company’s officers may receive additional and separate benefits in their capacity as such, in connection with the Arrangement than those received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares generally in connection with the Arrangement (see “Particulars of the Arrangement — Interests of Certain Persons in the Arrangement” below).
The foregoing discussion of the factors considered by the Strategic Review Committee and the Board of Directors includes the material factors considered by the Strategic Review Committee and Board of Directors in each of their consideration of the Arrangement Agreement and the Arrangement, but is not intended to be exhaustive. After considering these factors, the Strategic Review Committee and the Board of Directors concluded that the positive factors relating to the Arrangement Agreement and the Arrangement significantly outweighed the potential negative factors. In view of the wide variety of factors considered by the Strategic Review Committee and the Board of Directors, and the complexity of these matters, the Strategic Review Committee and the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Strategic Review Committee and the Board of Directors may have assigned different weights to various factors.
Merrill Lynch Opinion
Merrill Lynch has delivered the Merrill Lynch Opinion to the Board of Directors, concluding that, as of February 22, 2008, the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement is fair from a financial point of view to such holders (other than any such holders who are or may become affiliates of, or direct or indirect investors in, the Purchaser or its parent company).
The full text of the Merrill Lynch Opinion, which sets forth, among other things, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Appendix D-1 to the Circular. Shareholders are urged to read the Merrill Lynch Opinion in its entirety. The summary of the Merrill Lynch Opinion in the Circular is qualified in its entirety by the full text of the Merrill Lynch Opinion. The Merrill Lynch Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Arrangement Resolution.

Under the terms of the engagement, the Company has agreed to pay Merrill Lynch a fee for its advisory services, a significant portion of which is contingent upon the consummation of the Arrangement. In addition, the Company has agreed to indemnify Merrill Lynch for certain liabilities arising out of Merrill Lynch’s engagement.
Scotia Capital Opinion
Scotia Capital has delivered the Scotia Capital Opinion to the Board of Directors, concluding that, as of February 22, 2008, the Consideration to be received by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares (other than the Purchaser and its affiliates and certain management Shareholders) pursuant to the Arrangement is fair from a financial point of view to such holders.
The full text of the Scotia Capital Opinion, which sets forth, among other things, assumptions made, matters considered and qualifications and limitations on the review undertaken by Scotia Capital, is attached as Appendix D-2 to the Circular. Shareholders are urged to read the Scotia Capital Opinion in its entirety. The summary of the Scotia Capital Opinion in the Circular is qualified in its entirety by the full text of the Scotia Capital Opinion. The Scotia Capital Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Arrangement Resolution.
Under the terms of the engagement, the Company has agreed to pay Scotia Capital a fee for its advisory services, a significant portion of which is contingent upon the consummation of the Arrangement. In addition, the Company has agreed to indemnify Scotia Capital for certain liabilities arising out of Scotia Capital’s engagement.
PARTICULARS OF THE ARRANGEMENT
Arrangement Mechanics
If the Arrangement Resolution receives the requisite approval by Shareholders at the Meeting as described under “Particulars of the Arrangement — Shareholder Approval of the Arrangement”, Court approval of the Arrangement is obtained and if all of the other conditions set out in the Arrangement Agreement are satisfied or waived, the Arrangement will be implemented by way of a plan of arrangement under the CBCA. The Arrangement effects a series of transactions as a result of which, among other things, the Purchaser will acquire all of the outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares for $32.68 in cash per Class A Subordinate Voting Share and Class B Multiple Voting Share. Because the Arrangement is subject to a number of conditions, some of which are beyond the Company’s and the Purchaser’s control, the exact timing of implementation of the Arrangement is not currently known. The Company and the Purchaser currently expect the closing of the Arrangement to occur in June 2008. Either the Purchaser or the Company may terminate the Arrangement Agreement if the Arrangement has not been completed by July 22, 2008 or, if such Outside Date is extended in accordance with the terms of the Arrangement Agreement, including an extension by either of the Parties for the purposes of obtaining the Key Non-Transportation Regulatory Approvals and/or the Transportation Regulatory Approvals, such extended Outside Date.
Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order and at the times set out in the Plan of Arrangement:
(a)	On the business day immediately preceding the Effective Date, the Company will, subject to applicable Law, redeem all of the issued and outstanding Ordinary Shares pursuant to the Company’s articles. Payment of the redemption proceeds will be satisfied in full by way of set-off against O.S. Holdings’ obligation to repay all amounts outstanding under the Ordinary Share Loan.

(b)	Notwithstanding any contingent vesting provision to which it might otherwise have been subject:
(i)	each Option outstanding immediately prior to the Effective Time (other than any Rollover Option) will be transferred by the holder to the Company in exchange for a cash payment from or on behalf of the Company equal to the excess, if any, of (A) the Consideration multiplied by the number of Shares issuable upon the exercise of such Option, over (B) the applicable aggregate exercise price in respect of such Option;

(ii)	each PSU issued under the Long-Term Incentive Plan outstanding immediately prior to the Effective Time held by a person employed by the Company or any of its subsidiaries as of such time will be transferred by the holder to the Company (assuming a performance factor of one for each such PSU) in exchange for a cash payment from or on behalf of the Company in an amount equal to the Consideration;

(iii)	each PSU issued under the Prior Incentive Plan outstanding immediately prior to the Effective Time will be transferred by the holder to the Company (assuming a performance factor of one for each such PSU) in exchange for a cash payment from or on behalf of the Company in an amount equal to the excess, if any, of the Consideration over the reference price for such PSU; and

(iv)	each SAR outstanding immediately prior to the Effective Time will be transferred by the holder to the Company in exchange for a cash payment from or on behalf of the Company equal to the excess, if any, of (A) the Consideration multiplied by the number of Shares to which the value of such SAR is referenced, over (B) the applicable grant value in respect of such SAR.
(c)	Each outstanding Class A Subordinate Voting Share and Class B Multiple Voting Share (other than any such shares held by the Purchaser immediately prior to the Effective Time) will be transferred to the Purchaser in exchange for the Consideration from the Purchaser; provided that, if ultimately entitled in accordance with the Plan of Arrangement, Dissenting Shareholders will have the right to receive a payment from the Purchaser equal to the fair value of the outstanding Class A Subordinate Voting Shares or Class B Multiple Voting Shares held immediately prior to the Effective Time by such Dissenting Shareholders in lieu of the Consideration.

(d)	Notwithstanding any contingent vesting provision to which it might otherwise have been subject, each Rollover Option outstanding immediately prior to the Effective Time will be exchanged for a fully-vested option granted by Holdco, an affiliate of the Purchaser (a “Holdco Replacement Option”):
(i)	to acquire a number of ordinary shares of Holdco equal to (A) the aggregate number of ordinary shares of Holdco outstanding immediately prior to the Effective Time (on a fully diluted basis having regard for the number of underlying ordinary shares to be issued pursuant to the Holdco Replacement Options), multiplied by (B)(1) the number of Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable, issuable upon exercise of the Rollover Option immediately before the Effective Time, divided by (2) the aggregate number of Class A Subordinate Voting Shares and Class B Multiple Voting Shares, as applicable, outstanding immediately prior to the Effective Time (on a fully diluted basis), which number of ordinary shares will be rounded down to the nearest whole number,

(ii)	at an exercise price per Holdco Replacement Option equal to (A) the aggregate fair market value at the Effective Time of the ordinary shares of Holdco issuable under the Holdco Replacement Option (on a fully diluted basis having regard for the number of underlying ordinary shares to be issued pursuant to the Holdco Replacement Options), as determined in good faith by the board of directors of Holdco, less (B) the amount by which (1) the Consideration multiplied by the number of Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable, issuable upon exercise of the Rollover Option immediately before the Effective Time, exceeds (2) the aggregate exercise price for such Rollover Option immediately before the Effective Time, which exercise price per Holdco Replacement Option will be rounded up to the nearest whole cent.
Each Holdco Replacement Option and the terms of any agreement evidencing the grant thereof will be subject to the terms of the option plan of Holdco to be implemented upon the consummation of the Arrangement, provided that the termination date of each Holdco Replacement Option will be the same as the termination date of the Rollover Option exchanged therefor pursuant to the Stock Option Plan. The exchange of Rollover Options for Holdco Replacement Options will be structured so as to meet the requirements for a tax-deferred exchange of Rollover Options under the applicable provision of the Tax Act.

(e)	All outstanding Options and SARs and the PSUs referred to in (b)(ii) and (iii) above will be cancelled and all agreements related thereto will be terminated.

(f)	The Prior Incentive Plan, the Share Appreciation Rights Plan and the Stock Option Plan will be terminated.

(g)	All the directors of the Company will cease to be directors and nominees of the Purchaser will become directors of the Company.

(h)	The Company and the Purchaser will be amalgamated and continued as one corporation under the CBCA.
Any transfer of securities pursuant to the Arrangement shall be free and clear of all Liens. Payments to any person under the Plan of Arrangement (including the payments described above) shall be subject to applicable withholdings as the Purchaser or the Company determines, acting reasonably, are required or permitted to be deducted under any applicable Law, including the Tax Act and the Code.
Redemption of the Ordinary Shares
On December 9, 1997, the Company issued 11,000,000 (now 22,000,000 as a result of a stock split) Ordinary Shares to O.S. Holdings for aggregate consideration of $33 million. O.S. Holdings is a corporation indirectly wholly owned by the Estate. The Company made the Ordinary Share Loan of $33 million to O.S. Holdings (also on December 9, 1997) to enable it to purchase the Ordinary Shares.
The Ordinary Shares were issued to give effect to an undertaking provided by the Company to regulatory authorities in the United Kingdom in connection with the foreign ownership requirements of European legislation applicable to the Company’s subsidiary then operating in the United Kingdom. The issuance of Ordinary Shares to O.S. Holdings was intended to increase the amount of equity share capital of the Company held by European nationals (the late Craig L. Dobbin was, and each remaining beneficiary of the Estate is, a citizen of both Canada and the Republic of Ireland) to establish that such subsidiary was entitled to maintain its aviation operating licence under applicable Law, which required in effect that the Company be “majority owned” and “effectively controlled” by European nationals. The issuance of the Ordinary Shares was approved by the Company’s shareholders, including by a majority of shareholders other than the late Craig L. Dobbin, any of his associates and any officer of the Company. The Ordinary Share Loan does not bear interest (unless not repaid within two business days of demand for repayment). The Ordinary Share Loan was guaranteed by the late Craig L. Dobbin, but recourse to Mr. Dobbin (and now the Estate) is limited to recovery of the shares of the entity that holds the Estate’s interest in O.S. Holdings.
Pursuant to the articles of the Company, the Ordinary Shares may be redeemed by the Company at their issue price following a determination by a committee of the Board of Directors comprised of directors unrelated to the Company, any holder of Ordinary Shares and any significant shareholder of the Company that a transaction has been publicly proposed which, if completed, would result in a person other than Craig L. Dobbin acquiring beneficial ownership of a majority of the outstanding equity shares of the Company. The Board of Directors formed a committee consisting of Sir Bob Reid, Dr. Mintz and Professor Kelly (each of whom is “unrelated” within the meaning of the Company’s articles) for the purpose of making such determination. Such committee determined that the announcement of the Arrangement entitles the Company to redeem the Ordinary Shares in accordance with its articles. Accordingly, the redemption of the Ordinary Shares at their issue price in accordance with their terms will be effected by the Plan of Arrangement. Under the terms of the Plan of Arrangement, the proceeds of redemption ($33 million) will be set off in their entirety against the $33 million outstanding under the Ordinary Share Loan.
It is not the current intention of the Company to redeem the Ordinary Shares unless the Arrangement is completed.
Court Approval of the Arrangement
Under the CBCA, the Arrangement requires the approval of the Court. The Company obtained the Interim Order from the Court on March 27, 2008 to provide for the calling and holding of the Meeting, Dissent Rights for holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares and other procedural matters. The full text of the Notice of Hearing of Petition and Interim Order is attached as Appendix F to the Circular.
Subject to requisite approval of the Arrangement by Shareholders, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on May 1, 2008 at 9:45 a.m. (Vancouver time) at the

Supreme Court of British Columbia at 800 Smithe Street, Vancouver, British Columbia, Canada V6Z 2E1, or as soon thereafter as is reasonably practicable.
Any Shareholder or other interested party who wishes to appear or to be represented at that hearing may do so, subject to filing and delivering an Appearance in the form prescribed by the Rules of the Court on or before 4:00 p.m. (Vancouver time) on April 24, 2008, as set out in the Interim Order and satisfying any other requirements of the Interim Order or the Court. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit. The Court will consider, among other things, the fairness and reasonableness of the Arrangement.
Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent not prohibited, Articles of Arrangement will be filed with the Director under the CBCA as provided in the Arrangement Agreement to give effect to the Arrangement.
Shareholder Approval of the Arrangement
At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of (a) two-thirds of the votes cast on the Arrangement Resolution by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the Meeting, voting as a single class, and (b) a majority of the votes cast on the Arrangement Resolution by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares present in person or represented by proxy at the Meeting, each voting separately as a class and excluding the Shares beneficially owned or over which control or direction is exercised by certain members of management of the Company who will be acquiring equity in an affiliate of the Purchaser (the vote referred to in clause (b), the “Disinterested Vote”). Holders of Options, PSUs and SARs are not entitled to vote such instruments at the Meeting. Each Shareholder of record on the Record Date is entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof and are entitled to one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held and one vote for every ten Ordinary Shares held. See “— Canadian Securities Laws Matters” and “Information Concerning the Company — Voting Securities”.
The Arrangement Resolution must be approved by the requisite majorities in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, the Company reserves the right not to proceed with the Arrangement in accordance with the terms of the Arrangement Agreement.
The Estate (along with certain entities that the Estate controls) has entered into a Voting Agreement pursuant to which the Estate has agreed to, among other things, vote all the Shares it beneficially owns in favour of the Arrangement Resolution, subject to the terms of that agreement. See “— Voting Agreement”.
A quorum at the Meeting will be, irrespective of the number of Shareholders actually present at the Meeting, the holders of not less than 10% of the Shares entitled to vote at the Meeting, present in person or represented by proxy.
The full text of the Arrangement Resolution is attached as Appendix A to the Circular.
Voting Agreement
On February 22, 2008, the Estate, which beneficially owns approximately 14% of the outstanding Class A Subordinate Voting Shares, 95% of the outstanding Class B Multiple Voting Shares and 100% of the outstanding Ordinary Shares, representing approximately 62.7% of the aggregate voting rights of the Company entered into the Voting Agreement (along with certain entities that the Estate controls) pursuant to which the Estate has agreed to, among other things, vote all the Shares it beneficially owns in favour of the Arrangement Resolution.
The following is a summary of the material provisions of the Voting Agreement but does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Agreement which is filed on SEDAR at www.sedar.com.
Pursuant to the Voting Agreement, the Estate has agreed, among other things: (a) to vote or cause to be voted all of the Shares it beneficially owns at the Meeting in favour of the Arrangement Resolution (and any action required in furtherance thereof); (b) to vote or cause to be voted all of the Shares it beneficially owns against (i) any merger, reorganization, consolidation, amalgamation, arrangement, business combination, share exchange, liquidation, dissolution, recapitalization or similar transaction involving the Company (other than the Arrangement Agreement and any other agreement or transaction involving the Purchaser and its affiliates) at any meeting of Shareholders held to consider any such transaction, (ii) any action that would impede, interfere with, or discourage the transactions contemplated by the Arrangement Agreement, and (iii) any action that would result in any breach of any representation, warranty or covenant by the Company in the Arrangement Agreement; (c) not to sell, transfer, pledge or assign, or otherwise dispose of any of the Shares it beneficially owns, or enter into any agreement, arrangement or understanding in connection therewith (other than in accordance with the Voting Agreement), without having obtained the prior written consent of the Purchaser; (d) not to grant any proxies or power of attorney, deposit any of the Shares it beneficially owns into a voting trust or enter into a voting agreement, understanding or arrangement with respect to any such shares; (e) not to, without the prior written consent of the Purchaser, requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution; and (f) not to, directly or indirectly, negotiate with, solicit, initiate or encourage submissions of proposals or offers from, or provide information to, any other person, entity or group relating to an Acquisition Proposal.
Nothing in the Voting Agreement restricts Mr. Mark D. Dobbin (the executor of the Estate), from doing any act or thing he is properly obligated to do in his capacity as a director of the Company, provided that such act or thing is in strict compliance with the terms of the Arrangement Agreement.
The Voting Agreement contains customary representations and warranties on the part of each of the parties thereto.
The Voting Agreement terminates upon: (a) the written agreement of the parties to the Voting Agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; or (c) the termination of the Voting Agreement by the parties thereto following an amendment of the Arrangement Agreement in a manner that is materially adverse to the interests of such parties (including a breach of the covenant of the Purchaser in the Voting Agreement not to amend the Arrangement Agreement to reduce the consideration payable thereunder), without the prior written consent of such parties; provided that the Outside Date may be extended in accordance with the terms of the Arrangement Agreement.
Interests of Certain Persons in the Arrangement
Certain directors and officers of the Company have interests in the transactions contemplated by the Arrangement that may be different from, and/or in addition to, the interests of Shareholders generally. The Board of Directors was aware of these potential interests and considered them, along with other matters, in reaching its decision to approve the Arrangement and to recommend that Shareholders vote in favour of the Arrangement Resolution. Except as described below, to the knowledge of the Company, the directors and officers of the Company have no material interest in the Arrangement that differs from the interests of Shareholders generally.
Options
The following table sets out the exercise price, number of vested and unvested Options beneficially held by each of the directors and officers of the Company that are expected to be transferred pursuant to the Arrangement and the expected cash payments therefor. See “— Arrangement Mechanics”. For the purposes of the table below, it has been assumed that all such Options are being transferred for cash, rather than exchanged for Holdco Replacement Options. Additionally, the Estate holds 519,990 vested Options exercisable at a price of $15.35 per Class A Subordinate Voting Share, entitling the Estate to a cash payment of approximately $9.01 million. Each of Mark D. Dobbin and Craig C. Dobbin, directors of the Company, are beneficiaries of the Estate and Mark D. Dobbin is the executor of the Estate.

		Number of Class A Subordinate Voting Shares
		Issuable Upon Exercise of:
		Vested	Unvested
Name	Exercise Price ($)	Options (#)	Options (#)	Cash Payment ($)
Sylvain Allard	$2.13	206,432	—	6,306,498
Sylvain Allard	$15.35	237,500	—	4,115,875
Sylvain Allard	$24.80	80,000	120,000	1,576,000
Christine Baird	$24.80	24,000	36,000	472,800
Neil Calvert	$24.80	24,000	36,000	472,800
Annette Cusworth	$24.80	4,000	6,000	78,800
Rick Davis	$24.80	16,000	24,000	315,200
Craig C. Dobbin[1]	$2.15	20,000	—	610,600
Craig C. Dobbin	$2.13	20,000	—	611,000
Craig C. Dobbin	$13.06	20,000	—	392,400
Blake Fizzard	$24.80	16,000	24,000	315,200
Rick Green	$24.80	16,000	24,000	315,200
John Hanbury	$24.80	8,000	12,000	157,600
Martin Lockyer	$24.80	16,000	24,000	315,200
Keith Mullett	$13.06	12,000	—	235,440
Keith Mullett	$24.80	24,000	36,000	472,800
Jeff Scotland	$26.93	8,000	32,000	230,000

Total		751,932	374,000	16,993,413

[1]	Mr. Dobbin has indicated that he will prior to the Effective Time exercise all Options held by him.
PSUs
The following tables set out the number of PSUs beneficially held by each of the directors and officers of the Company issued under the Prior Incentive Plan and the Long-Term Incentive Plan that are expected to be transferred pursuant to the Arrangement and the expected cash payments therefor. See “— Arrangement Mechanics”. The reference price for each PSU issued under the Prior Incentive Plan is $13.06.
PSUs Issued Under the Prior Incentive Plan

		Cash
Name	PSUs (#)	Payment ($)
Christine Baird	30,000	588,600
Neil Calvert	35,494	696,392

Total	65,494	1,284,992
PSUs Issued Under the Long-Term Incentive Plan

Name	PSUs (#)	Cash Payment ($)
Sylvain Allard	100,160	3,273,229
Christine Baird	29,333	958,602
Neil Calvert	29,333	958,602
Annette Cusworth	3,922	128,171
Rick Davis	31,135	1,017,492
Blake Fizzard	4,529	148,008

Name	PSUs (#)	Cash Payment ($)
Rick Green	4,341	141,864
John Hanbury	3,446	112,615
Martin Lockyer	5,390	176,145
Nancy Montgomery	2,276	74,380
Keith Mullett	26,708	872,817
Jeff Scotland	3,838	125,426

Total	244,411	7,987,351
SARs
The following table sets out the grant price, number of vested and unvested SARs beneficially held by each of the directors and officers of the Company that are expected to be transferred pursuant to the Arrangement and the expected cash payments therefor. See “— Arrangement Mechanics”.
SARs Outstanding

	Grant Price
Name	($)	Vested SARs (#)	Unvested SARs (#)	Cash Payment ($)
Donald Carty, O.C.	$22.50	110,000	—	1,119,800
Annette Cusworth	$22.07	—	41,643	441,832
Rick Davis	$22.78	11,105	44,419	549,688
Mark D. Dobbin	$22.07	36,666	73,334	1,167,100
George Gillett, Jr.	$20.33	110,000	—	1,358,500
Dr. John Kelly	$5.58	25,000	—	677,500
Dr. John Kelly	$2.93	10,000	—	297,500
Dr. John Kelly	$8.47	25,000	—	605,250
Dr. Jack Mintz	$19.43	110,000	—	1,457,500
Sir Bob Reid	$16.50	110,000	—	1,779,800
Guylaine Saucier	$24.55	110,000	—	894,300
William W. Stinson	$13.70	110,000	—	2,087,800

Total		767,771	159,396	12,436,570
Equity Participation by Management in Holdco
It is expected that certain members of management of the Company will be offered the opportunity to indirectly participate in the equity of the Purchaser by purchasing the common equity of Holdco, an affiliate of the Purchaser (that directly or indirectly owns all of the common equity of the Purchaser), for an aggregate consideration expected to be between $10 to $15 million. It is anticipated that the equity so acquired by such members of management will not exceed approximately 1% of the outstanding common equity of Holdco in the aggregate. It is also expected that Holdco will offer a credit facility to management of the Company, on arm’s length terms, to assist management with a portion of their common equity purchase(s).
Pursuant to the Arrangement, members of management will be entitled to elect to receive Holdco Replacement Options for Rollover Options. In addition, certain members of management will be entitled to participate in an equity incentive plan to be put in place by Holdco, including receipt of options to purchase additional common equity in Holdco and restricted shares in Holdco. The restricted shares will provide that, upon the achievement of certain milestones and upon the occurrence of certain events, the aggregate equity participation in Holdco received by management of Company may be increased by an additional 2% to 5% of the outstanding common equity of Holdco without any additional payment by management.

Each member of management’s eligibility to participate in Holdco’s equity incentive plan will be conditional on such member’s initial purchase of common equity of Holdco. The percentage of common equity of Holdco to be held by management through common equity purchases, restricted shares and options is not expected to exceed approximately 9% of the outstanding common equity of Holdco on a fully diluted basis.
Change in Control Agreements
Sylvain Allard, the President and Chief Executive Officer of the Company, has an existing employment agreement with the Company that provides for payments to be made in the event of a “change in control”. In such circumstances, Mr. Allard is entitled to three times his base salary plus the average of the bonuses paid to him in the last two years of his employment. Mr. Allard has agreed with the Purchaser to waive the change in control payments in the event the Arrangement is completed.
Employment Agreements
Certain officers of the Company have entered into new contracts of employment with the Company on terms and conditions substantially similar to their existing contracts of employment, which contracts will only become effective upon completion of the Arrangement.
Indemnification and Insurance
See “Summary of Arrangement Agreement — Director and Officer Indemnification and Insurance” for information on indemnification and insurance of directors and officers.
Intentions of Directors and Officers of the Company
The directors and officers of the Company, who beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 5,907,174 Class A Subordinate Voting Shares, 5,673,604 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares as of March 24, 2008, which represent approximately 14.7% of the outstanding Class A Subordinate Voting Shares, 96.9% of the outstanding Class B Multiple Voting Shares and 100% of the outstanding Ordinary Shares, respectively, have indicated that they intend to vote in favour of the Arrangement Resolution. For information on certain directors and officers whose shares are excluded from the Disinterested Vote, see “— Shareholder Approval of the Arrangement” and “— Canadian Securities Laws Matters”.
Canadian Securities Laws Matters
The Company is a reporting issuer (or the equivalent) under applicable Canadian Securities Laws in all Canadian provinces and is subject to MI 61-101. MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.
The provisions of the Arrangement relating to the vesting and payment of Options, PSUs and SARs, as well as the ability of certain members of management of the Company to acquire equity interests in Holdco may constitute “collateral benefits” within the meaning of MI 61-101. As a result, the Arrangement may be considered a “business combination” within the meaning of MI 61-101. Shares held by a director or senior officer or other related party receiving a “collateral benefit” would be excluded from the Disinterested Vote pursuant to MI 61-101. MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) the related party and his or her associated entities beneficially owns, or exercises control or direction over, less than 1% of each class of the outstanding securities of the issuer outstanding, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

To the knowledge of the Company, the only directors or senior officers of the Company who, together with his or her associated entities, beneficially own or exercise control or direction over more than 1% of any class of Shares are Mark D. Dobbin and Craig C. Dobbin.
Mr. Mark D. Dobbin, both personally and on behalf of the Estate, will receive certain benefits in connection with the Arrangement, including the transfer to the Company of 519,990 Options held on behalf of the Estate (without having to fund the exercise price of such Options) for a cash payment of the “in-the-money” amount of approximately $9.01 million and the accelerated vesting and transfer to the Company of 110,000 outstanding SARs held by Mr. Dobbin for a cash payment of approximately $1.17 million. On February 21, 2008, the Board of Directors appointed a special committee of independent directors comprised of Sir Bob Reid, Professor John Kelly and Dr. Jack Mintz to review these benefits in accordance with MI 61-101. Mr. Dobbin disclosed to the special committee the amount of consideration that he expects to be beneficially entitled to receive under the terms of the Arrangement in exchange for the equity securities of the Company beneficially owned by him and the special committee determined that the value of such benefits, net of any offsetting costs, to Mr. Dobbin is less than 5% of the value of the consideration that Mr. Dobbin expects he will be beneficially entitled to receive under the terms of the Arrangement in exchange for equity securities of the Company beneficially owned by him. Consequently, such benefits are not “collateral benefits” within the meaning of MI 61-101 and the Shares held by Mr. Dobbin personally and those held by the Estate will not be excluded from the Disinterested Vote.
The Disinterested Vote will, in accordance with the terms of MI 61-101, exclude Shares held by any director or senior officer of the Company who acquires an equity interest in Holdco, including through the exchange of Rollover Options for Holdco Replacement Options under the Arrangement.
To the knowledge of the Company, the number of Shares held by such directors and officers and that will therefore be excluded in determining whether approval of the Arrangement Resolution is obtained under the Disinterested Vote is 300,403 Class A Subordinate Voting Shares as set out in the table below:

Name	Number of Class A Subordinate Voting Shares
Sylvain Allard	278,468
Christine Baird	13,160
Neil Calvert	2,399
Annette Cusworth	442
Rick Davis	2,400
Blake Fizzard	15
Rick Green	799
Martin Lockyer	800
Keith Mullett	337
Jeff Scotland	1,583

Total	300,403
Sources of Funds for the Arrangement
The obligations of the Purchaser under the Arrangement Agreement are not conditional on it obtaining financing. An aggregate amount of approximately $2,493 million will be required to fund the transactions under the Arrangement. In the Arrangement Agreement, the Purchaser has represented that in order to fund the transactions under the Arrangement, (a) the Lenders have provided a commitment for debt financing of US$850 million pursuant to the Commitment Letter in favour of an affiliate of the Purchaser and (b) the Equity Sponsor has provided a commitment for equity financing of up to $1,643 million pursuant to the Equity Commitment Letter in favour of the Purchaser. The summary below reflects the terms of the Commitment Letter and the Equity Commitment Letter. The Purchaser may not amend or alter in any manner the Commitment Letter or the Equity Commitment Letter or the definitive documentation contemplated thereby in any manner that would reasonably be expected to materially impair, delay or prevent the consummation of the transactions contemplated by the Arrangement Agreement without the prior written consent of the Company.

Debt Commitment
Pursuant to the Commitment Letter, the Lenders have agreed to make available to the Purchaser the following credit facilities:
(a)	an aggregate of US$850 million term facilities to finance part of the consideration for the Arrangement, refinance existing indebtedness of the Company and to pay fees and expenses incurred in connection with the Arrangement or any refinancing of indebtedness;

(b)	US$150 million lease backstop facility;

(c)	US$50 million acquisition and capital expenditure loan facility;

(d)	US$150 million revolving credit facility; and

(e)	US$50 million letter of credit facility.
These credit facilities are underwritten and will be lent in full by the underwriter, Morgan Stanley Senior Funding Inc.
The availability of and the Lenders’ obligations to arrange and to underwrite the credit facilities are only subject to:
(a)	execution of the senior facilities agreement (which document the above mentioned credit facilities) and related intercreditor and security documentation reflecting the terms and conditions set forth in the Commitment Letter and as a condition to funding thereunder only, satisfaction of the conditions precedent referred to in the Commitment Letter;

(b)	it not being unlawful (due to a change in law after the date of the Commitment Letter) for the Lenders to fulfill their obligations under the Commitment Letter;

(c)	no Material Adverse Effect has occurred since February 22, 2008; and

(d)	other customary limited conditions for financings of this type.
The Lenders commitments and obligations under the Commitment Letter will terminate on the earlier of the (a) termination of the Arrangement Agreement and (b) the date that is nine months after February 22, 2008, in the event the Effective Time has not occurred on or prior to such date.
Equity Commitment
The Purchaser has provided an Equity Commitment Letter pursuant to which the Equity Sponsor has agreed to provide equity financing to the Purchaser in an aggregate amount of up to $1,643 million to be used by the Purchaser for the purpose of funding the Purchaser’s obligations under the Arrangement Agreement and related expenses. The obligations of the Equity Sponsor to provide the equity financing on the terms outlined in the Equity Commitment Letter are subject to the satisfaction of all conditions precedent to the Parties’ obligations to complete the Arrangement under the Arrangement Agreement and will occur immediately prior to the closing of the transactions under the Arrangement Agreement. See “Summary of Arrangement Agreement — Mutual Conditions Precedent”, “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser” and “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Company”.
The commitment of the Equity Sponsor under the Equity Commitment Letter terminates automatically and immediately upon the earliest to occur of (a) termination of the Arrangement Agreement in accordance with its terms, (b) commencement by the Company or any of its affiliates of any litigation or any proceeding asserting any claim under the Limited Guaranty or otherwise against the Equity Sponsor, or any co-investor or any affiliate thereof in connection with the Arrangement Agreement or any of the transactions contemplated in the Equity Commitment Letter or the Arrangement Agreement, (c) any person, other than the Purchaser, seeking to enforce (or cause the Purchaser to enforce) a commitment under the Equity Commitment Letter or under any other equity commitment letter to the Purchaser of any co-investor or any provisions of the Equity Commitment Letter and (d) payment in full by the Guarantor of its obligations under the Limited Guaranty.

Limited Guaranty
The following is a summary of the material provisions of the Limited Guaranty but does not purport to be complete and is qualified in its entirety by reference to the complete text of the Limited Guaranty which is filed on SEDAR at www.sedar.com.
The Purchaser is a newly-formed entity with no significant assets (other than its rights under the Arrangement Agreement). The Guarantor has provided the Limited Guaranty to the Company pursuant to which the Guarantor has guaranteed to the Company, on the terms and conditions set forth therein, the due and punctual payment of certain payment and/or indemnification obligations of the Purchaser under the Arrangement Agreement (including the payment of the Break-Up Fee) to a maximum amount of $61.4 million. See “Summary of Arrangement Agreement — Termination Fee, Break-Up Fee and Expenses — Break-Up Fee Payable by the Purchaser”. The Limited Guaranty terminates as of the earlier of (a) the Effective Time, and (b) the termination of the Arrangement Agreement in accordance with its terms, except as to a claim for payment of any obligation presented by the Company to the Purchaser or the Guarantor within 12 months after the date of such termination, in which case the date such claim is finally satisfied or otherwise resolved.
SUMMARY OF ARRANGEMENT AGREEMENT
The Arrangement Agreement
On February 22, 2008, the Company and the Purchaser entered into the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement are the legal documents that govern the Arrangement. The following is a summary of the material provisions of the Arrangement Agreement but does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to you. This summary is qualified in its entirety by reference to the Arrangement Agreement attached as Appendix C to the Circular. The Arrangement Agreement is an agreement that establishes and governs the legal relationships between the Company and the Purchaser with respect to the transactions described in the Circular. It is not intended to be a source of factual, business or operational information about the Company or the Purchaser.
Representations and Warranties of the Company and the Purchaser
The Arrangement Agreement contains representations and warranties made by the Company to the Purchaser and representations and warranties made by the Purchaser to the Company. The assertions embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of those representations and warranties are subject to exceptions or exclusions set forth in the Company Disclosure Letter and/or a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Shareholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.
In the Arrangement Agreement, the Company and the Purchaser have each made representations and warranties relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention of constating documents and applicable Law; litigation; and finders’ fees.
In addition to the foregoing representations and warranties, the Purchaser made representations and warranties for the benefit of the Company relating to the sufficiency of committed funds to give effect to the consummation of the transactions contemplated by the Arrangement Agreement and to pay related fees and expenses; security ownership with respect to holdings by the Purchaser or any of the Purchaser Parties in the Company’s securities; the execution and delivery of the Limited Guaranty by the Guarantor; and Competition Act matters.
The Company also made representations and warranties for the benefit of the Purchaser with respect to the Company’s capitalization; its subsidiaries; Securities Laws matters; financial statements; absence of certain changes since April 30, 2007; lack of undisclosed material liabilities; indebtedness; compliance with Laws; regulatory compliance; Taxes; Company Plans; collective agreements; Company Employees; environmental matters; real property; personal property; intellectual property; Material Contracts; insurance; non-arms length transactions; Fairness Opinions; books and records; and Competition Act matters.

Certain of the representations and warranties of the Company in the Arrangement Agreement are expressly qualified by reference to a Material Adverse Effect.
Conduct of Business Prior to the Effective Time
The Company has agreed that, during the period from February 22, 2008 until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms (the “Interim Period”), except (a) as set out in certain schedules to the Company Disclosure Letter, (b) as required or permitted by the Arrangement Agreement, (c) as required by applicable Law or by a Governmental Entity, or (d) with the prior written consent of the Purchaser, the Company will conduct its business and cause each of its subsidiaries to conduct its business in the ordinary course consistent with past practice. Except as contemplated by the Arrangement Agreement or with the prior written consent of the Purchaser, the Company has agreed that it will, and will ensure that each of its subsidiaries will, use reasonable best efforts to maintain and preserve its business organization and goodwill and assets, to keep available the services of its employees and to maintain satisfactory relationships with others having business relationships with the Company and its subsidiaries and will not make any material change in the business, assets, liabilities, operations, insurance, capital or affairs of the Company and its subsidiaries. The Company has agreed to comply in all material respects with all applicable Laws affecting the operation of the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, during the Interim Period and subject to the exceptions above, the Company has also agreed that it will not, nor will it permit any of its subsidiaries to, other than with the prior written consent of the Purchaser, which consent (except in the case of (a) to (e) below) shall not be unreasonably withheld, conditioned or delayed:
(a)	amend its articles, by-laws or, in the case of any subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine or reclassify any shares of the Company or declare, set aside or pay any dividend or other distribution in stock or property (other than cash) or any combination thereof, other than dividends or distributions from a subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries, except for the redemption of the Ordinary Shares in accordance with the Plan of Arrangement;

(d)	issue, deliver, sell or grant any Lien, or authorize the issuance, delivery, sale or Lien, with respect to any shares of capital stock, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, or payable by reference to the value of such capital stock, of the Company or any of its subsidiaries, or any PSUs or SARs, other than: (i) the issuance of Class A Subordinate Voting Shares under the Employee Share Purchase Plan or on the exercise or termination of Options outstanding on February 22, 2008 under the Stock Option Plan; (ii) the issuance of any shares of capital stock of any wholly-owned subsidiary of the Company to the Company or any other wholly-owned subsidiary of the Company; or (iii) any conversion of Class A Subordinate Voting Shares into Class B Multiple Voting Shares or Class B Multiple Voting Shares into Class A Subordinate Voting Shares as permitted pursuant to the Company’s articles and/or the Coattail Agreement;

(e)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or winding-up of the Company or any of its subsidiaries or reorganize, amalgamate or merge the Company or any of its subsidiaries with any other person;

(f)	other than the acquisition, in the ordinary course of business, of Parts to replace Parts owned by the Company or its subsidiaries as of February 22, 2008, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $5 million and subject to a maximum of $20 million in the aggregate for all such transactions, other than pursuant to the Aircraft purchase, lease and disposition schedule set forth in the Company Disclosure Letter;

(g)	sell, lease or otherwise transfer, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses, having a cost or providing proceeds, as applicable, on a per transaction or series of related transactions basis, in excess of $5 million and subject to a maximum of $20 million in the aggregate for all such transactions, other than in respect of obsolete, damaged or destroyed assets and other than pursuant to the Aircraft purchase, lease and disposition schedule set forth in the Company Disclosure Letter;

(h)	make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, in an amount on a per transaction or series of related transactions basis in excess of $5 million to or in any other person, other than the Company or any wholly-owned subsidiary of the Company;

(i)	prepay any long-term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, including indebtedness incurred under credit facilities in existence on February 22, 2008 or under replacements therefor, such that the aggregate indebtedness of the Company and its subsidiaries, on a consolidated basis, would exceed the amount identified as such in the Company Disclosure Letter, other than: (i) indebtedness owing by one wholly-owned subsidiary of the Company to the Company or any wholly-owned subsidiary of the Company or of the Company to another wholly-owned subsidiary of the Company; or (ii) as contemplated by the repayment of existing indebtedness provision of the Arrangement Agreement;

(j)	except as may be required by applicable Law, the terms of any existing Company Plan or collective bargaining agreement or any existing agreement in writing: (i) increase any severance, change of control, bonus or termination pay to (or amend any existing arrangement with) any Company Employee, director or officer of the Company or any of its subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies or employment agreements with any current or former director or officer of the Company or any of its subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer of the Company or any of its subsidiaries or, other than in the ordinary course of business consistent with past practice, any Company Employee (other than a director or officer); (iv) increase compensation, bonus levels or other benefits payable to any director or officer of the Company or any of its subsidiaries or, other than in the ordinary course of business consistent with past practice, any Company Employee (other than a director or officer); (v) loan or advance money or other property by the Company or its subsidiaries to any of their present or former directors, officers or Company Employees; (vi) establish, adopt, enter into, amend or terminate any Company Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of February 22, 2008) or collective bargaining agreement; (vii) grant any equity or equity-based awards; or (viii) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Company Plan;

(k)	waive, release, assign, settle or compromise any claim in a manner that could require a payment by, or release another person of an obligation to, the Company or any of its subsidiaries of $5 million individually, or $10 million in aggregate, or could reasonably be expected to have a Material Adverse Effect or to adversely affect in any material respect the ability of the Company to complete the transactions contemplated by the Arrangement Agreement;

(l)	except as set forth in a schedule to the Company Disclosure Letter, enter into any Contract which would be a Material Contract if in existence on February 22, 2008 (other than the renewal of a Contract in existence on February 22, 2008, on terms materially consistent with terms in existence on such date) or terminate, fail to renew, cancel, waive, release, assign, grant or transfer any rights of material value or amend, modify or change in any material respect any existing Material Contract;

(m)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its subsidiaries, from competing in any manner that is material to the Company in any location or with any person, other than in connection with the renewal or extension of any existing agreements, licenses or arrangements on substantially similar terms;

(n)	make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its permits;

(o)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in GAAP, or pursuant to written instructions, comments or orders from any applicable Securities Authority;

(p)	(i) change in any material respect any of its methods of reporting income or deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending April 30, 2007 except as may be required by applicable Law; (ii) make or revoke any material election relating to Taxes; (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes; (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; or (v) make a request for a Tax ruling to any taxing authorities; or

(q)	agree, resolve or commit to do any of the foregoing.
During the Interim Period, except as contemplated by the director and officer indemnification and insurance provisions of the Arrangement Agreement, the Company has agreed that it will, and will ensure that its subsidiaries, use their reasonable best efforts to cause the current insurance (or re-insurance) policies of the Company and its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse or change in a manner adverse to the Company, unless simultaneously with such termination, cancellation, lapse or change, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated, lapsed or changed policies are in full force and effect.
The Company has further agreed that it will use reasonable best efforts, including any contractual rights available to it, to cause ACN to comply with the provisions described above as if it were a subsidiary of the Company.
Non-Solicitation Covenant and Fiduciary Out
Except as set out below, the Company has agreed not to, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its subsidiaries (collectively, “Representatives”): (a) solicit, facilitate, knowingly encourage or initiate any inquiries or proposals regarding an Acquisition Proposal; (b) encourage or participate in any discussions or negotiations, including by furnishing any information relating to the Company or any of its subsidiaries or affording access to the business, properties, assets, books or records of the Company or its subsidiaries, with any person (other than the Purchaser Parties) regarding an Acquisition Proposal; (c) make a Change in Recommendation; (d) accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of the non-solicitation provisions of the Arrangement Agreement); or (e) accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by the non-solicitation provisions of the Arrangement Agreement).
Except as otherwise set out below, the Company has agreed, and has agreed to cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted before February 22, 2008 by the Company, its subsidiaries or any Representatives with respect to any actual or potential Acquisition Proposal, and, in connection therewith, the Company has agreed to discontinue access to its data room (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information) and to request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding the Company and its subsidiaries previously provided to any such person or any other person and to request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding the Company and its subsidiaries. The Company has also agreed that neither it, nor any of its subsidiaries, will terminate, waive, amend or modify, and has agreed to actively prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it or any of its subsidiaries is a party (except to allow the person party to such provisions or agreement to privately propose an Acquisition Proposal to the Company and except that the Purchaser has acknowledged that the automatic termination of the standstill provisions of such agreements as a result of the entering into and announcement of the Arrangement Agreement are not a violation of the non-solicitation provisions of the Arrangement Agreement); provided that the foregoing does not prevent the Board of Directors from considering and accepting any new Acquisition Proposal that is determined to be a Superior Proposal that might be made by any such person, provided that the remaining non-solicitation provisions of the Arrangement Agreement are complied with.
Superior Proposal
Notwithstanding the non-solicitation provisions of the Arrangement Agreement and any other provision of the Arrangement Agreement, if at any time following February 22, 2008 and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Meeting, the Company receives a written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement that the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal advisors, constitutes or could reasonably be expected to constitute a Superior Proposal, then the Company may, following compliance with its obligations to notify the Purchaser of such Acquisition Proposal as described below:
(a)	furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal;
provided that the Company will not, and will not allow its Representatives to, disclose any non-public information to such person without having entered into a confidentiality and standstill agreement with such person that contains provisions that are no less favourable to the Company than those contained in the Confidentiality Agreement except that such agreement need not restrict the ability of such person to privately propose an Acquisition Proposal to the Company (a correct and complete copy of which confidentiality and standstill agreement must be provided to the Purchaser before any such non-public information is provided), provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company or its subsidiaries from complying with the non-solicitation provisions of the Arrangement Agreement, and the Company must promptly provide to the Purchaser any material non-public information concerning the Company or its subsidiaries provided to such other person which was not previously provided to the Purchaser.
The Company has agreed to promptly (and in any event within 24 hours following receipt) notify the Purchaser (at first orally and thereafter in writing) in the event it receives an Acquisition Proposal after February 22, 2008, including the material terms and conditions thereof and must inform the Purchaser in writing as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms or conditions of such Acquisition Proposal.
Purchaser’s Right to Match
Notwithstanding anything in the Arrangement Agreement to the contrary, if at any time following February 22, 2008, and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Meeting, the Company receives an Acquisition Proposal (not resulting from a breach of the non-solicitation provisions of the Arrangement Agreement) that the Board of Directors concludes in good faith, after consultation with its financial and outside legal advisors, constitutes a Superior Proposal, the Board of Directors may, subject to the Company paying the Termination Fee as a result of entering into a Superior Proposal, authorize the Company to terminate the Arrangement Agreement and contemporaneously enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, if and only if:
(a)	it has provided the Purchaser with a copy of the Superior Proposal document, together with any financing documents supplied to the Company in connection therewith, and written confirmation from the Company that the Board of Directors has determined that the proposal constitutes a Superior Proposal; and

(b)	five business days (the “Matching Period”) have elapsed from the date that is the later of (i) the date the Purchaser received written notice advising the Purchaser that the Board of Directors has resolved, subject only to compliance with the non-solicitation provisions of the Arrangement Agreement, to terminate the Arrangement Agreement and to enter into a definitive agreement with respect to such Superior Proposal and (ii) the date the Purchaser received all of the materials set forth in (a) above, (it being understood that the Company must promptly inform the Purchaser of any amendment to the financial or other material terms of such Superior Proposal during such period).
The Company has agreed that during the Matching Period the Purchaser has the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement. The Board of Directors will review any offer by the Purchaser to amend the terms of the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties and in consultation with its financial and outside legal advisors, whether the Purchaser’s amended offer, upon acceptance by the Company would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal. If the Board of Directors so determines, the Company will enter into an amended agreement with the Purchaser reflecting the Purchaser’s amended offer. If, after the expiry of the Matching Period, the Board of Directors continues to believe, in good faith, after consultation with its financial and outside legal advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects the Purchaser’s amended offer, if any, or the Purchaser fails to enter into an agreement with the Company reflecting such amended offer, the Company and the Board of Directors may, subject to compliance with the other provisions of the Arrangement Agreement, effect a Change in Recommendation (other than of the type referred to in clause (D) of the definition of such term) and/or, subject to the payment of the Termination Fee by the Company, terminate the Arrangement Agreement to enter into an agreement in respect of a Superior Proposal.
Each successive modification to any Acquisition Proposal constitutes a new Acquisition Proposal and initiates a new Matching Period. If the Company provides notice to the Purchaser regarding a Superior Proposal less than five business days prior to the Meeting, the Purchaser is entitled to require the Company to adjourn or postpone the Meeting to a date that is not more than seven business days after the date of such notice.
Change in Recommendation
Nothing contained in the Arrangement Agreement prohibits the Board of Directors from making a Change in Recommendation (other than of the type referred to in clause (D) of the definition of such term) or from making any disclosure to any securityholders of the Company prior to the Effective Time, including disclosure of a Change in Recommendation, if, in the good faith judgment of the Board of Directors, after consultation with outside legal counsel, failure to take such action or make such disclosure would be a breach of the Board of Directors’ exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including its obligations under Rules 14e-2 and 14d-9 under the 1934 Act with regard to an Acquisition Proposal and by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws). For greater certainty, in the event of a Change of Recommendation and a termination by the Purchaser of the Arrangement Agreement as a result thereof, the Company will pay the Termination Fee as required by the Arrangement Agreement. The Board of Directors may not make a Change in Recommendation unless the Company gives the Purchaser at least two business days prior written notice of its intention to make such Change in Recommendation provided that such limitation will not apply if the Change in Recommendation takes place in the circumstances contemplated under “— Purchaser’s Right to Match” above after the expiry of the Matching Period.
Co-operation Regarding Reorganization
The Company has agreed, and has agreed to cause each of its subsidiaries to, use reasonable best efforts to implement the Pre-Closing Reorganization no later than one business day prior to the Effective Date (unless otherwise agreed by the Purchaser) and shall cooperate with the Purchaser in structuring, planning and implementing any reorganization (including for Tax purposes) of their respective capital, assets and corporate structure or such other planning as the Purchaser may request, acting reasonably (an “Additional Reorganization”).
The obligations of the Company referred to above are conditional on, among other things, that; (a) any Reorganization shall not become effective unless the Purchaser shall have waived or confirmed in writing the satisfaction of all conditions in its favour set forth under “— Mutual Conditions Precedent” and “— Additional

Conditions Precedent to the Obligations of the Purchaser” and shall have also confirmed in writing that it is prepared to promptly and without condition (other than the satisfaction of the condition that the Company perform all of its covenants to be performed on or before the Effective Time under the Arrangement Agreement in all material respects) proceed to effect the Arrangement, (b) the Purchaser shall fully indemnify the Company and its subsidiaries for the implementation costs and any direct or indirect costs and liabilities, including actual out-of-pocket costs, Taxes and loss of tax attributes, that may be incurred as a result of, or to unwind, a Reorganization if the Arrangement Agreement is terminated (other than pursuant to paragraphs (c)(i), (c)(ii) or (d)(i) under “— Termination of the Arrangement Agreement”), which indemnity shall survive termination of the Arrangement Agreement; provided that in no event shall the Purchaser be required to pay to the Company any amounts for a Reorganization in the event the Break-Up Fee is paid, (c) any Reorganization shall not materially delay, impair or impede the completion of the Arrangement or the ability of the Purchaser to obtain any financing required by it in connection with the transactions contemplated by the Arrangement Agreement, (d) any Reorganization shall not require the Company or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Material Contract, and (e) the Company and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Reorganization.
The Purchaser shall indemnify and save harmless the Company’s and its subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Reorganizations.
Director and Officer Indemnification and Insurance
From and after the Effective Time, the Purchaser has agreed, and has agreed to cause the Company to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (including with respect to the advancement of expenses as incurred), each present and former director and officer of the Company and its subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding, arbitration, mediation or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of the Company and/or any of its subsidiaries or services performed by such persons at the request of the Company and/or any of its subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time.
Prior to the Effective Time, the Company and its subsidiaries have agreed to and, if the Company and its subsidiaries are unable to, the Purchaser has agreed to cause the Company and its subsidiaries as of the Effective Time, to obtain and fully pay a single premium for the extension of the directors’ and officers’ liability coverage of the Company’s and its subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under the existing policies of the Company and its subsidiaries. If the Company and its subsidiaries for any reason fail to obtain such “run off” insurance policies as of the Effective Time, the Company and its subsidiaries have agreed to continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of February 22, 2008, or the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the Indemnified Persons as provided in the Company’s existing policies as of February 22, 2008. Notwithstanding the above, in no event shall the Company be obligated by the Arrangement Agreement to obtain or maintain any insurance policies if the annual premium for any such policy exceeds 300% of the premium currently paid by the Company for any such policy.
Mutual Covenants
The Purchaser and the Company have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Arrangement and the transactions contemplated by the Arrangement Agreement as soon as practicable, including:

(a)	preparing and filing as promptly as practicable, and in any event prior to the expiration of any legal deadline, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and using their reasonable best efforts to obtain and maintain such Regulatory Approvals;

(b)	in the case of the Company, using its reasonable best efforts to obtain all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments and modifications to Material Contracts (i) in connection with, or required to permit, the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement and (ii) required in order to maintain the Material Contracts (including the Contracts set forth in a schedule to the Company Disclosure Letter) in full force and effect following completion of the Arrangement, in each case on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation to or in respect of any such other party without the prior written consent of the Purchaser;

(c)	opposing any injunction or restraining or other order seeking to stop, or otherwise adversely affecting each of its ability to consummate, the Arrangement and defending, or causing to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement Agreement or the consummation of the Arrangement and the transactions contemplated by the Arrangement Agreement;

(d)	using, and, in the case of the Company, causing its subsidiaries to use, reasonable best efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations described below under “— Mutual Conditions Precedent” and “— Additional Conditions Precedent to the Obligations of the Company” to the extent such conditions are within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the Arrangement;

(e)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements which applicable Laws may impose on it or its subsidiaries or affiliates with respect to the transactions contemplated in the Arrangement Agreement; and

(f)	not taking any action, or permitting any action to be taken or commercially reasonable action to not be taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the completion of the Arrangement or to prevent or materially delay the completion of the transactions contemplated under the Arrangement Agreement or any Regulatory Approval, in each case, except as specifically permitted by the Arrangement Agreement.
Financing Covenants
The Purchaser has agreed that it will use its reasonable best efforts to consummate the financings contemplated by the Commitment Letter and the Equity Commitment Letter as soon as reasonably practicable, but in any event prior to the Outside Date, on the terms and conditions described in such documents. The Purchaser may not amend or alter in any manner the Commitment Letter or the Equity Commitment Letter or the definitive documentation contemplated thereby in any manner that would reasonably be expected to materially impair, delay or prevent the consummation of the transactions contemplated by the Arrangement Agreement without the prior written consent of the Company.
The Purchaser has no obligation to consummate the Arrangement or to cause the Lenders or any other persons providing the financing to fund the financing required to consummate the Arrangement prior to the end of the Marketing Period. The Purchaser has acknowledged and agreed that its obtaining financing is not a condition to any of its obligations under the Arrangement Agreement.
The Company has agreed, and has agreed to cause its subsidiaries to, use its reasonable best efforts to have its and their Representatives to, provide such co-operation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the advance of the debt financing contemplated in the Commitment Letter (provided that (i) to the extent reasonably practicable, such request is made on reasonable notice and reasonably in advance of the proposed commencement of the Marketing Period and/or the date that the Final Order is obtained by the Company, (ii) co-operation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or unreasonably interfere with or hinder or delay the performance by the Company or its subsidiaries of their obligations under the Arrangement Agreement, and (iii) the Company will not be required to provide, or cause any subsidiaries to provide, co-operation that involves any binding commitment by the Company or any of its subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to the Company or its subsidiaries upon the termination of the Arrangement Agreement), including as so requested, among other things: (a) participating in meetings (including meetings with rating agencies); (b) furnishing the Purchaser and the Lenders with such financial and other pertinent information regarding the Company as may be reasonably requested by the Purchaser; (c) assisting the Purchaser and the Lenders in the preparation of offering materials and materials for rating agency presentations; (d) co-operating with the Purchaser in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such debt financing; (e) co-operating with marketing efforts of the Purchaser and the Lenders for any debt raised by the Purchaser to complete the Arrangement (including, if requested by the Purchaser, participating in “road shows” and bank meetings for such purpose); (f) preparing and furnishing the Purchaser and the Lenders with the Financing Information, all of which shall be Compliant; (g) using reasonable best efforts to obtain customary accountants’ comfort letters and legal opinions; (h) using its reasonable best efforts to provide the Purchaser with financial and other documents and information regarding the Company and its subsidiaries; (i) executing and delivering, to be effective as of the Effective Time, any pledge and security documents, other definitive financing documents or other certificates and documents as may be reasonably requested by the Purchaser and otherwise facilitating the pledging of collateral as may be reasonably requested by the Purchaser; and (j) taking all corporate actions, to be effective at the Effective Time, requested by the Purchaser that are necessary or customary to permit the consummation of such debt financing and to permit the proceeds thereof, together with the cash at the Company and its subsidiaries, to be made available to the Purchaser on the Effective Date to consummate the transactions contemplated by the Arrangement Agreement.
Notwithstanding the above, none of the Company nor any subsidiary of the Company will be required to (a) pay any commitment, consent or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time, (b) take any action or do anything that would (i) contravene any applicable Law, (ii) contravene any Contract of the Company or any subsidiary of the Company that relates to borrowed money or (iii) be capable of impairing or preventing the satisfaction of any condition set forth in the Arrangement Agreement, (c) commit to take any action that is not contingent on the consummation of the transactions contemplated by the Arrangement Agreement at the Effective Time, or (d) except as required to comply with applicable Securities Laws, disclose any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or similar information or violate any obligations of the Company or any other person with respect to confidentiality.
Mutual Conditions Precedent
The obligations of the Company and the Purchaser to complete the Arrangement and the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:
(a)	the Arrangement Resolution shall have been approved by the Shareholders at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or materially modified in a manner unacceptable to the Company or the Purchaser, acting reasonably, on appeal or otherwise;

(c)	no applicable Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(d)	the Key Non-Transportation Regulatory Approvals shall have been obtained or concluded and, in the case of waiting or suspensory periods, such periods shall have expired or have been terminated; and

(e)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of the Purchaser
The obligations of the Purchaser to complete the transactions contemplated by the Arrangement Agreement and pay the aggregate Consideration pursuant to the Arrangement Agreement are also subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser):
(a)	all covenants of the Company under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects;

(b)	the representations and warranties of the Company set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of February 22, 2008 and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect (other than certain representations and warranties of the Company which shall be true and correct in all respects or all material respects);

(c)	since February 22, 2008, there shall not have been or occurred a Material Adverse Effect;

(d)	the consent of the counterparty to each Contract set forth in a schedule to the Company Disclosure Letter to the acquisition by the Purchaser of the Class A Subordinate Voting Shares and Class B Multiple Voting Shares shall have been obtained to the extent required under such Contract;

(e)	the Transportation Regulatory Approvals shall have been obtained or concluded and, in the case of waiting or suspensory periods, expired or have been terminated;

(f)	the aggregate number of Class A Subordinate Voting Shares and Class B Multiple Voting Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) will not exceed 10% of the aggregate number of Class A Subordinate Voting Shares and Class B Multiple Voting Shares outstanding as of the Effective Time; and

(g)	the Plan of Arrangement shall not have been modified or amended in a manner adverse to the Purchaser without the Purchaser’s consent.
Additional Conditions Precedent to the Obligations of the Company
The obligations of the Company to complete the transactions contemplated by the Arrangement Agreement are also subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):
(a)	all covenants of the Purchaser under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects;

(b)	the representations and warranties of the Purchaser set forth in the Arrangement Agreement shall be true and correct in all material respects as of February 22, 2008 and as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects);

(c)	the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow, in accordance with the Arrangement Agreement, the funds required to effect payment in full of (i) the aggregate Consideration to be paid for Class A Subordinate Voting Shares and Class B Multiple Voting Shares pursuant to the Arrangement; and (ii) the Plans Consideration, and the Company shall have received written confirmation of the irrevocable wire transfers of the above-mentioned funds in form satisfactory to it, acting reasonably;

(d)	the Purchaser shall have advanced in full to, or as directed by, the Company the Purchaser Loan in accordance with the Arrangement Agreement; and

(e)	with respect to all Transportation Regulatory Approvals, the failure of which to obtain or conclude could result in criminal, quasi-criminal or administrative liability or penalties to a director or officer of the Company or any of its subsidiaries, such Transportation Regulatory Approvals shall have been obtained or concluded and, in the case of waiting or suspensory periods, expired or have been terminated.
Termination of the Arrangement Agreement
The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution or the Arrangement by the Shareholders and/or the Court):
(a)	by mutual written agreement of the Company and the Purchaser; or

(b)	by either the Company or the Purchaser, if:
(i)	the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement for such reason shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	after February 22, 2008, there shall be enacted or made any applicable Law (or any such applicable Law will have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or the Purchaser from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to receive the requisite vote of the Shareholders for approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or
(c)	by the Purchaser, if:
(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board of Directors fails to make a unanimous recommendation (subject to abstentions), or withdraws, amends, modifies or qualifies, in a manner adverse to the consummation of the Arrangement, the approval or recommendation of the Board of Directors of the Arrangement or the Arrangement Resolution, or publicly proposes or publicly states its intention to do so (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten days following the formal announcement thereof shall not be considered a Change in Recommendation); (B) the Board of Directors fails to publicly reconfirm such recommendation upon the request of the Purchaser within ten days following such request (unless the Purchaser is then in material breach of its obligations under the Arrangement Agreement and such failure relates to such breach), (C) the Board of Directors approves or recommends an Acquisition Proposal, (D) the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the non-solicitation provisions of the Arrangement Agreement), or (E) the Company shall have publicly announced the intention to do any of the foregoing (each of (A), (B), (C), (D) and (E) above, a “Change in Recommendation”) or the Company wilfully and intentionally breaches the non-solicitation provisions of the Arrangement Agreement in a material respect; or

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Arrangement Agreement shall have occurred that would cause any of the conditions described above under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Purchaser” not to be satisfied, and such breach or failure is incapable of being cured or is not cured within the earlier of (A) 30 days following the Purchaser’s delivery of notice of such breach, and (B) the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions described above under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Company” not to be satisfied; or
(d)	by the Company, if:
(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Meeting, the Company, in accordance with the Arrangement Agreement, enters into a written agreement concerning a Superior Proposal; provided that prior to or concurrent with such termination, the Company pays the Termination Fee described below under “— Termination Fee, Break-Up Fee and Expenses — Termination Fee Payable by the Company”;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in the Arrangement Agreement shall have occurred that would cause the conditions described above under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Company” not to be satisfied, and such breach or failure is incapable of being cured or is not cured within the earlier of (A) 30 days following the Company’s delivery of notice of such breach and (B) the Outside Date; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any of the conditions described above under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Purchaser” not to be satisfied; or

(iii)	the Purchaser does not (A) provide or cause to be provided to the Depositary with sufficient funds to complete the transactions contemplated by the Arrangement Agreement and (B) advance in full to, or as directed by, the Company, the Purchaser Loan as required pursuant to the Arrangement Agreement; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any of the conditions described above under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Purchaser” not to be satisfied.
Termination Fee, Break-Up Fee and Expenses
Termination Fee Payable by the Company
If the Arrangement Agreement is terminated:
(a)	by the Purchaser, because prior to obtaining the approval of the Arrangement Resolution by the Shareholders (i) the Board of Directors makes a Change in Recommendation or (ii) the Company wilfully and intentionally breaches the non-solicitation provisions of the Arrangement Agreement in a material respect;

(b)	by the Company, because prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Meeting, the Company, in accordance with the Arrangement Agreement, enters into a written agreement concerning a Superior Proposal;

(c)	by the Company or the Purchaser under any of the termination provisions under the Arrangement Agreement if at such time the Purchaser is entitled to terminate the Arrangement Agreement in the circumstances described in (a) above;

(d)	(i) by the Company or the Purchaser because (A) the Effective Time shall have not occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date or (B) the Arrangement Resolution shall have failed to receive the requisite vote of the Shareholders for approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or (ii) by the Purchaser because of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Arrangement Agreement shall have occurred that would cause any of the conditions described above under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Purchaser” not to be satisfied, and such breach or failure is incapable of being cured within the earlier of (A) 30 days following the Purchaser’s delivery of notice of such breach, and (B) the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions described under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Company” not to be satisfied but only if in the case of each of (i) and (ii) an Acquisition Proposal is made, announced or otherwise publicly disclosed or an Acquisition Proposal otherwise becomes known to the Company or the Board of Directors after February 22, 2008 and prior to the termination of the Arrangement Agreement, and an Acquisition Proposal is consummated within a period of nine months from the exercise of such termination, or a definitive agreement with respect to an Acquisition Proposal is entered into by the Company and/or any of its subsidiaries within such nine-month period; provided that for the purpose of this paragraph all references to “20%” or “10%” in the definition of Acquisition Proposal shall be changed to “50%”, then the Company must pay the termination fee of $38.5 million (the “Termination Fee”) to or as directed by the Purchaser. In the event that the Termination Fee is payable subsequent to the payment of an expense reimbursement as described below under “— Expense Reimbursement Payable by the Company”, such Termination Fee shall be reduced by the amount of such expense reimbursement.
Break-Up Fee Payable by the Purchaser
If the Arrangement Agreement is terminated:
(a)	(i) by the Company because of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in the Arrangement Agreement shall have occurred that would cause the conditions described above under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Company” not to be satisfied, and such breach or failure is incapable of being cured or is not cured within the earlier of (A) 30 days following the Company’s delivery of notice of such breach and (B) the Outside Date; or (ii) by the Company because the Purchaser does not (A) provide to or cause to be provided to the Depositary with sufficient funds to complete the transactions contemplated by the Arrangement Agreement and (B) advance in full to, or as directed by, the Company, the Purchaser Loan required pursuant to the Arrangement Agreement; provided that in each of (i) and (ii), the Company is not then in breach of the Arrangement Agreement so as to cause any of the conditions described above under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Purchaser” not to be satisfied and at the time of such termination there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of the Arrangement Agreement by the Purchaser) that would cause the conditions described above under “— Mutual Conditions Precedent” and “— Additional Conditions Precedent to the Obligations of the Purchaser” not to be satisfied on or prior to the Outside Date; or

(b)	by the Company because the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement for such reason shall not be available to the Company whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date, if at such time the Company would otherwise be entitled to terminate the Arrangement Agreement in the circumstances described in paragraph (a) above, then, provided that the Marketing Period shall have been completed, the Purchaser must pay the Company the break-up fee of $61.4 million (the “Break-Up Fee”).
Expense Reimbursement Payable by the Company
In the event that the Arrangement Agreement is terminated by the Purchaser because of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Arrangement Agreement shall have occurred that would cause any of the conditions described above under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Purchaser” not to be satisfied, and such breach or failure is incapable of being cured or is not cured within the earlier of (a) 30 days following the Purchaser’s delivery of notice of such breach, and (b) the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions described under “— Mutual Conditions Precedent” or “— Additional Conditions Precedent to the Obligations of the Company” not to be satisfied, the Company agrees to pay to the Purchaser an amount equal to the Purchaser’s out-of-pocket expenses incurred in connection with the Arrangement Agreement and the transactions contemplated thereby, up to a maximum of $12 million against receipts therefor.
Repayment of Existing Indebtedness of the Company
The Company has agreed to repay all amounts outstanding under the Senior Credit Facility in full in accordance with the Senior Credit Facility, and has agreed to cause all security interests granted under the Senior Credit Facility and any related agreements to be released in accordance with the Senior Credit Facility and such agreements, in each case on the Effective Date, immediately prior to the Effective Time.
As soon as reasonably practicable after the receipt of any written request by the Purchaser to do so, the Company will make an offer to purchase and, if requested by the Purchaser, consent solicitation with respect to all, but not less than all, of the issued and outstanding Senior Subordinated Notes on such terms and conditions as will be specified, from time to time, by the Purchaser in writing (including the related consent solicitation, if any, the “Debt Tender Offer”), such offer to close immediately prior to the Effective Time, conditional on all of the conditions to the completion of the transactions set forth above under “— Mutual Conditions Precedent”, “— Additional Conditions Precedent to the Obligations of the Purchaser” and “— Additional Conditions Precedent to the Obligations of the Company” being satisfied or waived in accordance with the Arrangement Agreement. The Company shall not, without the consent of the Purchaser, waive any condition to the Debt Tender Offer or make any changes to the Debt Tender Offer other than as agreed between the Purchaser and the Company. The Company shall take all steps reasonably necessary to complete the purchase of all Senior Subordinated Notes validly tendered pursuant to the Debt Tender Offer (and not validly withdrawn prior to the expiry of such offer) (the “Tendered Notes”) on the Effective Date, immediately prior to the Effective Time, including, if applicable, subject to the receipt of the requisite consents, paying for consents validly delivered pursuant to the Debt Tender Offer (and not validly withdrawn prior to the expiry of such offer).
If requested by the Purchaser in writing on a timely basis, in lieu of commencing a Debt Tender Offer (or in addition thereto), the Company shall redeem and/or satisfy or discharge, as applicable, any or all of the Senior Subordinated Notes in accordance with the terms of the Senior Notes Indenture on the Effective Date, immediately prior to the Effective Time.
The Purchaser agrees to loan sufficient funds to the Company to enable the Company to (a) repay all amounts outstanding under the Senior Credit Facility in full, (b) purchase all Tendered Notes in accordance with the terms and conditions of the Debt Tender Offer and, if applicable, subject to receipt of the requisite consents, pay for consents validly delivered and not revoked in accordance with the Debt Tender Offer, and (c) pay all amounts required to redeem, satisfy and/or discharge any Senior Subordinated Notes, in each case as contemplated above. Such funds (the “Purchaser Loan”) shall be advanced by the Purchaser to, or as directed by, the Company effective as of immediately prior to the Effective Time and shall be evidenced by the issuance of a demand promissory note, in form and substance reasonably satisfactory to the Parties, by the Company to the Purchaser.
Liquidated Damages, Injunctive Relief and Liability Limitations
Liquidated Damages
Subject to “Injunctive Relief” below, the Company and the Purchaser have acknowledged that the Termination Fee, the Break-Up Fee and the expense reimbursement amounts discussed above are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of the Arrangement Agreement. Each Party has irrevocably waived any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.
Injunctive Relief
The Parties have agreed that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of the Arrangement Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. Accordingly, the Company has agreed that the Purchaser shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of the Arrangement Agreement by the Company or to otherwise obtain specific performance by the Company of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief having been waived in the Arrangement Agreement. The Company is not entitled to an injunction or injunctions or other equitable relief to prevent breaches or threatened breaches of the provisions of the Arrangement Agreement by the Purchaser or to otherwise obtain specific performance by the Purchaser of any such provisions.
Liability Limitations
Notwithstanding anything to the contrary in the Arrangement Agreement, the Company has agreed that, to the extent it has incurred losses or damages in connection with the Arrangement Agreement, (a) the maximum aggregate liability of the Purchaser shall be limited to the amount of the Break-Up Fee payable under the Arrangement Agreement, (b) the maximum liability of the Equity Sponsor, directly or indirectly, shall be limited to the express obligations of the Equity Sponsor under the Limited Guaranty, (c) in no event shall the Company attempt to recover any amount that in the aggregate is in excess of the Break-Up Fee from any Purchaser Party (including pursuant to the Limited Guaranty), (d) in no event shall the Company attempt to recover any amount from any former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any Purchaser Party (other than the Guarantor in the case of the Purchaser to the extent set forth in the Limited Guaranty), and (e) no person (other than the Purchaser or its assignees) shall have any rights under the Equity Commitment Letter, whether at Law or in equity, contractually or extra-contractually, in tort or otherwise.
Subject to the provisions of the Arrangement Agreement, the Purchaser has agreed that, to the extent it has incurred losses or damages in connection with the Arrangement Agreement, (a) the maximum aggregate liability of the Company (including the obligation to pay the Termination Fee) shall be limited to an amount equal to the Termination Fee, (b) in no event shall the Purchaser or the Equity Sponsor attempt to recover any amount (including the payment of the Termination Fee) that in the aggregate is in excess of an amount equal to the Termination Fee, and (c) in no event shall the Purchaser or the Equity Sponsor or any of their subsidiaries attempt to recover any amount from any former, current or future shareholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Company.
Amendment, Extension and Waiver
The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by written agreement of the Parties, subject to the Interim Order, the Final Order and applicable Laws.
PRINCIPAL LEGAL MATTERS
Steps to Implementing the Arrangement and Timing
Completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when or if the Arrangement will become effective.
An affiliate of the Purchaser has received the Commitment Letter from the Lenders pursuant to which the Lenders have agreed to provide debt financing in connection with the Arrangement, subject to the terms of the Commitment Letter. See “Particulars of the Arrangement — Sources of Funds for the Arrangement — Debt Commitment”. The Purchaser has agreed pursuant to the Arrangement Agreement that it will use its reasonable best efforts to consummate the financings contemplated by the Commitment Letter and the Equity Commitment Letter as soon as reasonably practicable, but in any event prior to the Outside Date. Obtaining financing is not a condition to any of the Purchaser’s obligations under the Arrangement Agreement.
The Company has agreed to use its reasonable best efforts to provide co-operation to the Purchaser in connection with the arrangements by the Purchaser to obtain the advance of the debt financing contemplated in the Commitment Letter, subject to certain terms and conditions. This co-operation includes preparing and furnishing the Purchaser with certain Financing Information, which includes financial and other information regarding the Company and its subsidiaries as may reasonably be requested by the Purchaser. See “Summary of Arrangement Agreement — Financing Covenants”.

The Purchaser has no obligation to consummate the Arrangement prior to the end of the Marketing Period. The Marketing Period only commences when certain conditions are satisfied (see below) and the Company has provided the Purchaser with the Financing Information.
Completion of the Arrangement will be effected by the Company filing Articles of Arrangement with the Director under the CBCA and the receipt of a Certificate of Arrangement from the Director in respect of such Articles.
Under the terms of the Arrangement Agreement, the Company shall file the Articles of Arrangement with the Director under the CBCA no later than the second business day after the satisfaction or waiver of the conditions to the completion of the Arrangement in the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date), provided that the Company shall not file the Articles of Arrangement prior to the last day of the Marketing Period or on a date within the Marketing Period specified by the Purchaser. In addition, the Company will not be required to file the Articles of Arrangement unless it has received confirmation of funding of the Purchaser’s obligations under the Arrangement Agreement.
In order for the Marketing Period to commence, the conditions described above under “Summary of Arrangement Agreement — Mutual Conditions Precedent” and “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser” must be satisfied or waived (other than conditions which, by their nature, will not be satisfied until the Effective Time or with respect to which the Purchaser shall have failed to comply with its obligations). These conditions include the following:
(a)	receipt of the requisite approval of the Arrangement Resolution by the Shareholders;

(b)	receipt of the Final Order;

(c)	receipt of the Key Non-Transportation Regulatory Approvals;

(d)	receipt of the Transportation Regulatory Approvals;

(e)	receipt of the consent of the counterparty to each Contract set forth in the applicable schedule to the Company Disclosure Letter to the acquisition by the Purchaser of the Class A Subordinate Voting Shares and Class B Multiple Voting Shares; and

(f)	the aggregate number of Class A Subordinate Voting Shares and Class B Multiple Voting Shares held by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise shall not exceed 10% of the aggregate number of Class A Subordinate Voting Shares and Class B Multiple Voting Shares outstanding as of the Effective Time.
In addition, the Marketing Period will not commence until the Purchaser has received the Financing Information from the Company, including the Financing Information with respect to the Company’s fiscal quarter ended January 31, 2008 (or, if such period commences after June 1, 2008 with respect to the Company’s fiscal year ended April 30, 2008).
The Company and the Purchaser currently expect the Arrangement to be completed in June 2008, although it cannot be completed later than July 22, 2008 unless this “Outside Date” for completion is extended in accordance with the terms of the Arrangement Agreement. Under these terms, if the Effective Date has not occurred by July 22, 2008 as a result of either (a) the failure to obtain all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals, or (b) the last day of the Marketing Period has not then occurred (or been abridged by the Purchaser), either Party may extend the Outside Date for a period reasonably necessary to obtain such approvals and complete the Marketing Period (to a maximum aggregate extension of 120 days), provided that the Party wishing to extend the Outside Date is in compliance with its obligations under the Arrangement Agreement and reasonably believes such approvals are capable of being obtained and the Marketing Period is capable of being concluded by the extended Outside Date. Either the Purchaser or the Company may terminate the Arrangement Agreement if the Arrangement has not been completed by July 22, 2008 or, if the Outside Date is extended in accordance with the terms of the Arrangement Agreement, the extended Outside Date, but the Arrangement Agreement may not be so terminated by a Party whose failure to fulfill its obligations has been the cause of the Arrangement Agreement not being completed by the Outside Date.

Regulatory Approvals
The obligations of the Company and the Purchaser to complete the Arrangement are subject to obtaining the Key Non-Transportation Regulatory Approvals.
The obligation of the Purchaser to complete the Arrangement is subject to receipt of the Transportation Regulatory Approvals.
Key Non-Transportation Regulatory Approvals
Investment Canada Act
Under the Investment Canada Act, transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceeds a prescribed monetary threshold is subject to review and cannot be implemented until the applicable Minister responsible for the Investment Canada Act is satisfied or deemed to be satisfied that the acquisition is likely to be of net benefit to Canada. In this case, the Arrangement would be reviewed by the Minister of Industry. Where a transaction is subject to this review requirement (a “Reviewable Transaction”), an application for review must be filed with the applicable Director of Investments appointed by the Minister prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada.
The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada’s ability to compete in world markets.
The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as the Minister and the applicant may agree) to permit completion of the review. In determining whether a Reviewable Transaction is of net benefit to Canada, the Minister can take into account, among other things, the previously noted factors specified in the Investment Canada Act, as well as any written undertakings that may be given by the applicant.
The acquisition of control of the Company contemplated by the Arrangement involves the acquisition of a Canadian business by a non-Canadian and exceeds the relevant monetary threshold and is therefore a Reviewable Transaction. The Purchaser has advised the Company that it is preparing an application for review that will be filed shortly with the Director of Investments appointed by the Minister of Industry in accordance with the requirements of the Investment Canada Act. The review of the transaction has not yet been completed as of the date of the Circular.
European Competition Approvals
The merger control laws of Norway and Germany prescribe that an acquisition of control over a business of a certain size should be notified to the relevant national competition authority. In Germany and Norway, such acquisitions may not be implemented unless the relevant national competition authority approves the transaction. In the United Kingdom, the relevant national competition authority investigates qualifying mergers and requires divestments where appropriate.
The national competition authorities will assess the transaction in order to obtain an understanding of whether the transaction will affect competition in any of the relevant markets in which the merging parties are active. The prescribed factors for such assessment by the national competition authorities include, among other things, whether the merging parties are competitors in any relevant market and whether the merging parties have a buyer/customer relationship.
The acquisition of control of the Company by the Arrangement is a notifiable transaction under the merger control laws of Germany, Norway and the United Kingdom as the relevant monetary thresholds have been exceeded. The Purchaser has advised the Company that notifications were filed with the Norwegian, German and United Kingdom regulators on March 7, 2008. On March 27, 2008, the Purchaser was notified by the German competition authority that completion of the Arrangement had been cleared by such authority under German competition laws. The review of the transaction has not yet been completed by the other regulators as of the date of the Circular. However, decisions are expected prior to the end of April 2008.
See “Summary of Arrangement Agreement — Mutual Conditions Precedent”.
Transportation Regulatory Approvals
In the conduct of the Company’s business, certain of the Company’s subsidiaries use licences issued by aviation regulatory authorities of various jurisdictions. Several of these jurisdictions restrict the issuances of such licences to entities that meet nationality and other requirements imposed by that jurisdiction’s aviation laws. For example, under the Canada Transportation Act, the holder of an aviation operating licence of the type held by a subsidiary of the Company must be “Canadian” within the meaning of that Act, requiring, in the case of a corporation, that at least 75% of its voting interests are held directly or indirectly by Canadian citizens or permanent residents of Canada and that the corporation be controlled in fact by Canadians. Similarly, under the laws of the European countries in which the Company’s subsidiaries have substantial operations (the United Kingdom, Norway, The Netherlands, Denmark and the Republic of Ireland), such subsidiaries must be “majority owned” and “effectively controlled” by nationals of member states of the European Union or the European Economic Area in order to maintain their aviation operating licences. The Company’s subsidiaries have been able to maintain their aviation operating licences in Canada and such European countries through the Estate’s share ownership in the Company. The executor of the Estate and its beneficiaries are each citizens of both Canada and the Republic of Ireland, permitting the Company’s subsidiaries to satisfy the nationality requirements of applicable legislation of Canada and such European countries. It is not anticipated that the Purchaser will satisfy these nationality requirements.
As a result, it is contemplated that certain of the businesses and operations of the Company’s subsidiaries will be reorganized to enable these subsidiaries to carry on their respective businesses or to transfer portions of these businesses to other entities in which the Company will have an interest following completion of the Arrangement. The Company and the Purchaser have prepared term sheets that propose structures intended to allow the Company’s subsidiaries, or such other entities, to maintain, or obtain, the necessary aviation operating licences. These structures may involve investments by nationals of Canada and the European Union in certain aspects of the Company’s existing operations. The Arrangement Agreement provides that the Company and the Purchaser, each acting reasonably, shall agree on and effect such transactions as are necessary to permit the implementation, immediately following completion of the Arrangement, of the structures contemplated by these term sheets. The obligations of the Company to do so are conditional upon, among other things, any such transactions not becoming effective unless the Purchaser shall have confirmed that all of the conditions described above under “Summary of Arrangement Agreement — Mutual Conditions Precedent”, “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser” have been satisfied or waived. See “Summary of Arrangement Agreement — Co-operation Regarding Reorganization”.
It is a condition to the Purchaser’s obligation to complete the Arrangement that the Purchaser receive confirmation from the aviation regulatory authorities of Canada, the United Kingdom, Norway, The Netherlands, Denmark and the Republic of Ireland that the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement will not result in the revocation, withdrawal or material adverse alteration of those licences and permits necessary or required for the operation or maintenance of aircraft that, as contemplated by the proposed structures, are to be held by the Company’s subsidiaries or other entities in which the Company will have an interest.
Other than Canada, such confirmation has been requested of each such aviation regulatory authority. The review of such requests by those authorities has not yet been completed. It is anticipated that confirmation from the Canadian aviation regulatory authority will be requested shortly.
Other Regulatory Approvals
Under the terms of the Arrangement Agreement, it is a condition to the obligations of the Company and the Purchaser to complete the Arrangement that no Law shall be in effect that prohibits the consummation of the Arrangement.

The merger control laws of South Africa provide that an acquisition of control over the whole or part of a business of a firm (“target firm”) must be notified to the South African competition authorities if the turnover of the target firm in, into or from South Africa or the value of its assets in South Africa in the target firm’s preceding financial year exceeds certain thresholds and the target firm’s turnover in, into or from South Africa or assets in South Africa combined with the acquiring party’s turnover in, into or from South Africa or assets in South Africa during the acquiring party’s preceding financial year exceeds certain thresholds. If these thresholds are achieved in respect of an acquisition, such acquisition may not be implemented unless approval is obtained from the South African Competition authorities.
The acquisition of control of the Company by the Arrangement is a notifiable transaction under the merger control laws of South Africa as the relevant thresholds for an intermediate merger are exceeded. The Company and the Purchaser are in the process of preparing a filing for submission to the South African Competition Commission (the “Commission”) under the South African Competition Act. Once filed, the review period for an intermediate merger is an initial period of 20 business days (the “initial review period”). The initial review period may be extended by the Commission once, by a maximum period of 40 business days (the “extended review period”). If at the end of the initial review period the Commission has not provided a decision in respect of the intermediate merger or extended its review period, the intermediate merger will be deemed to be approved. If at the end of the extended review period the Commission has not provided a decision in respect of the intermediate merger, the intermediate merger will be deemed to be approved.
Under the Australian Foreign Acquisitions and Takeovers Act, transactions involving the direct or indirect acquisition by a foreign person of a substantial shareholding of an Australian corporation where the value of the Australian assets exceeds a certain threshold is subject to review and, insofar as the Australian corporation and assets are concerned, cannot be implemented until the transaction is notified to the Australian Foreign Investment Review Board and the Australian Federal Treasurer is satisfied or deemed to be satisfied that the acquisition is not or will not be contrary to the national interest. The Australian Foreign Acquisitions and Takeovers Act contemplates a review period of 30 days after filing, with an additional ten days for the federal treasurer to notify the parties involved. The Federal Treasurer is empowered before the expiration of the 30 day period to extend the review period for up to a further 90 days if thought fit.
The acquisition of control of the Company contemplated by the Arrangement involves the acquisition by a foreign person of a substantial shareholding of an Australian corporation whose Australian assets may exceed the specified threshold and may therefore be subject to compulsory notification and the approval requirement. The Company and the Purchaser are in the process of preparing a filing for submission to the Australian Foreign Investment Review Board for consent of, or no objection from, the Federal Treasurer for the acquisition of the Company’s Australian subsidiaries and assets.
Contractual Consents
Under the terms of the Arrangement Agreement, the obligation of the Purchaser to complete the Arrangement is subject to the receipt of consents of the counterparties to certain identified contracts to which the Company or a subsidiary is a party to the acquisition by the Purchaser of the Class A Subordinate Voting Shares and Class B Multiple Voting Shares. See “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser”. The Company has sought and obtained verbal assurances from these counterparties that they will provide such consents, however written consents have not yet been obtained.
Judicial Developments
Prior to the adoption of predecessor rules to MI 61-101, Canadian courts had, in few instances, granted preliminary injunctions to prohibit transactions that constituted business combinations within the meaning of MI 61-101. The trend both in legislation, including the CBCA, and in Canadian judicial decisions has been towards permitting business combinations to proceed subject to compliance with requirements designed to ensure procedural and substantive fairness to the minority shareholders, such as MI 61-101. Shareholders should consult their legal advisors for a determination of their legal rights
Stock Exchange Listing and Status as a Reporting Issuer
Following completion of the Arrangement, the Company expects that the Class A Subordinate Voting Shares and Class B Multiple Voting Shares will be delisted from the TSX and NYSE, as applicable, and that application will be made for the Company to cease to be a reporting issuer under the securities legislation of each of the provinces of

Canada under which it is currently a reporting issuer (or equivalent) and under the U.S. Securities Laws under which it is currently a reporting foreign private issuer.
INFORMATION CONCERNING THE COMPANY
The Company is governed by the CBCA. Its registered office is located at 4740 Agar Drive, Richmond, British Columbia, Canada V7B 1A3.
The Company is the world’s largest global commercial helicopter operator. The Company, through its subsidiaries, has been providing helicopter services for more than 50 years and currently operates in over 30 countries, and in most of the major offshore oil and gas producing regions of the world. The Company’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. The Company provides helicopter transportation services to the oil and gas industry for production and exploration activities through its European Operations and Global Operations segments. The Company’s Heli-One segment is the world’s largest independent helicopter support company, providing repair and overhaul services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, safety and survival equipment and other related services to the Company’s flight operations and third-party customers around the world. The Company also provides helicopter transportation services for emergency medical services and search and rescue activities and ancillary services such as flight training.
The Company provides helicopter transportation services to a broad base of independent and state-owned oil and gas companies, transporting personnel and, to a lesser extent, parts and equipment, to offshore production platforms, drilling rigs and other facilities. In general, the Company targets opportunities with long-term contracts and customers who require sophisticated medium and heavy helicopters operated by highly trained personnel. The Company is a market leader in most of the regions it serves, with an established reputation for high quality and reliable service. The Company is the largest operator in the North Sea, one of the world’s largest oil producing regions, and a global operator servicing the oil and gas industry in South America, Africa, Australia, Asia and northeastern North America.
Additional information about the Company can be found by accessing its public filings at www.sedar.com and www.sec.gov.
Voting Securities
As of March 24, 2008, the Company had 39,987,556 Class A Subordinate Voting Shares, 5,857,560 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares outstanding, which are the Company’s only securities with respect to which a voting right may be exercised at the Meeting. The Class A Subordinate Voting Shares represent approximately 39.7% of the aggregate voting rights attached to the Shares. Shareholders on the Record Date are entitled to one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held and one vote for every ten Ordinary Shares held.
Take-Over Bid Protection
The holders of Class A Subordinate Voting Shares are provided with certain rights in the event that a take-over bid is made for the Class B Multiple Voting Shares. Such rights are summarized as follows:
(a)	The articles of the Company provide that if an offer is made to purchase Class B Multiple Voting Shares such that, under the take-over bid provisions of applicable Securities Laws of Canada or the requirements of a stock exchange on which the Class B Multiple Voting Shares are listed, the same offer must be made to all or substantially all holders of Class B Multiple Voting Shares who are in a province or territory of Canada to which the requirements apply, then the holders of Class A Subordinate Voting Shares will have the right to convert all or any of the Class A Subordinate Voting Shares held by them into an equal number of Class B Multiple Voting Shares. The election by a holder of Class A Subordinate Voting Shares to convert Class A Subordinate Voting Shares into Class B Multiple Voting Shares in these circumstances also constitutes an irrevocable election under the articles of the Company to deposit such converted shares pursuant to the offer. Such converted shares would automatically be converted back into Class A Subordinate Voting Shares if not taken up under such offer or if withdrawn by the holder. The conversion right will not come into effect, however, if: (i) a concurrent offer is made to all holders of Class A Subordinate Voting Shares on identical terms in all material respects as the offer to the holders of Class B Multiple Voting Shares, or (ii) shareholders representing more than 50% of the then-outstanding Class B Multiple Voting Shares (exclusive of shares owned by the offeror immediately prior to the offer) deliver a certificate or certificates to the Company’s transfer agent and to the Secretary of the Corporation (A) prior to the time the offer is made, confirming, among other things, that they do not intend to tender any shares in acceptance of any such offer, and/or (B) within seven days after the offer for the Class B Multiple Voting Shares is made, confirming, among other things, that they do not intend to tender any shares in acceptance of the offer.

(b)	The articles of the Company also incorporate the terms of the Coattail Agreement, pursuant to which, if the beneficial owner of the Class B Multiple Voting Shares held by Discovery Helicopters Inc. (the “Discovery Shares”) transfers any of the Discovery Shares to a purchaser who has not made an identical offer in all material respects for all of the Class A Subordinate Voting Shares and all other Class B Multiple Voting Shares outstanding and such purchaser is not otherwise a permitted transferee under the Coattail Agreement, then all of the then-outstanding Class A Subordinate Voting Shares shall, after notice is sent by the trustee of the Estate to the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares, automatically be converted into Class B Multiple Voting Shares. For the purposes of the Coattail Agreement, any transfer of the voting securities of Discovery Helicopters Inc. (the “Dobbin Shares”) is deemed to be a transfer of the Discovery Shares. The Coattail Agreement does not restrict the ability of the beneficial holder of the Discovery Shares to convert any of the Discovery Shares into Class A Subordinate Voting Shares or, subject to compliance with applicable Securities Laws, subsequently transfer such Class A Subordinate Voting Shares to third parties.
The provisions of the articles of the Company and the Coattail Agreement expressly permit certain transfers (each a “Permitted Transfer”) of the Discovery Shares and the Dobbin Shares that would not cause or permit the conversion of the Class A Subordinate Voting Shares into Class B Multiple Voting Shares. A transfer of the Discovery Shares or the Dobbin Shares would be a Permitted Transfer if it were to:
(a)	a corporation that is wholly-owned, directly or indirectly, by Craig L. Dobbin;

(b)	any member of the immediate family of Craig L. Dobbin, a corporation that is wholly-owned by any member of the immediate family of Craig L. Dobbin or a testamentary trust, the sole beneficiaries of which are members of the immediate family of Craig L. Dobbin (“immediate family” means, for the purposes of the Articles and the Coattail Agreement, a spouse, sibling, child or grandchild, whether related through birth, marriage or adoption);

(c)	the Estate;

(d)	a purchaser that:
(i)	has offered to purchase all, but not less than all, of the outstanding Class B Multiple Voting Shares;

(ii)	has made an offer to purchase all, but not less than all, of the outstanding Class A Subordinate Voting Shares that is identical in terms of price per share and in all other material respects to the offer for the Discovery Shares and that has no condition attached other than the right not to take up and pay for Class A Subordinate Voting Shares tendered if no Class B Multiple Voting Shares are purchased pursuant to the offer for the Discovery Shares; and

(iii)	has complied with the terms of the offer for both the Class A Subordinate Voting Shares and Class B Multiple Voting Shares; or
(e)	a transferee pursuant to the granting of a security interest by way of a pledge, hypothecation or otherwise, whether directly or indirectly, to any Canadian financial institution with which Discovery Helicopters Inc. deals at arm’s length in connection with a bona fide borrowing.

The Dobbin Shares were transferred by operation of law to the Estate on October 7, 2006. By an agreement dated as of October 7, 2006 and made among Mark D. Dobbin, as executor and estate trustee of the Estate, the Company and Discovery Helicopters Inc., Mark D. Dobbin in his capacity as executor and estate trustee of the Estate agreed to be bound by and entitled to the terms of the Coattail Agreement.
The provisions of the articles of the Company and the Coattail Agreement permit the Estate to participate in a transaction such as the Arrangement without causing or permitting the conversion of the Class A Subordinate Voting Shares into Class B Multiple Voting Shares provided that all required approvals of Shareholders have been obtained.
While the provisions of the articles of the Company and the Coattail Agreement referred to above are designed to provide the holders of Class A Subordinate Voting Shares with the right to participate in certain offers (subject to the foregoing exceptions), there may be circumstances in which effective control of the Company could be acquired by a third party without these provisions becoming operative by their terms.
It is anticipated that the Coattail Agreement will be terminated upon the completion of the Arrangement.
Constrained Share Provisions
In recognition of foreign ownership restrictions imposed by the Canada Transportation Act, the articles of the Company empower the directors of the Company to refuse to permit registration of any transfer of voting shares of the Company (including Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares) if such transfer would result in persons other than Canadians (as defined in the Canada Transportation Act) owning or controlling more than 25% of (a) the votes attached to all outstanding voting shares of the Company or (b) the number of outstanding voting shares of the Company.
Principal Holders of Voting Securities
The following table sets forth information as of March 24, 2008 with respect to the Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares held by any persons known to the Company’s directors or officers to be a beneficial owner of, directly or indirectly, or to exercise control or direction over: (a) greater than 10% of any class of such shares; or (b) a number of shares of any class or classes of such shares which collectively carry with them more than 10% of the votes attached to all of the outstanding Shares of the Company:

		Percentage
	Class and number of	of all outstanding	Percentage of votes
	shares owned, controlled	shares of such	attached to all
Name	or directed	class[1] (%)	outstanding shares[1] (%)
Estate of the late	5,426,462	13.6	5.4
Craig L. Dobbin[2]	Class A Subordinate
	Voting Shares
Estate of the late	5,555,432	94.8	55.1
Craig L. Dobbin[2]	Class B Multiple
	Voting Shares
Estate of the late	22,000,000 Ordinary	100.0	2.2
Craig L. Dobbin[2]	Shares

[1]	Excludes shares issuable on exercise of Options.

[2]	Discovery Helicopters Inc., a holding company all of the voting shares of which are owned by the Estate, holds all of the Class A Subordinate Voting Shares and all of the Class B Multiple Voting Shares beneficially owned by the Estate. O.S. Holdings, a holding company wholly owned indirectly by the Estate, holds all of the Ordinary Shares. The Estate owns directly or indirectly shares of the Company that collectively carry approximately 62.7% of the votes attached to all of the outstanding Shares of the Company. Mark D. Dobbin, as sole executor of the Estate, directs the voting of all Shares held directly or indirectly by the Estate.
Ownership of Shares by Directors and Officers
The following table sets forth the number and designation of outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares beneficially owned or over which control or direction is exercised by each director and officer of the Company and, after reasonable enquiry, by each associate or affiliate of the Company, each insider of the Company (other than a director or officer of the Company), each associate or affiliate of an insider of the Company, and each person acting jointly or in concert with the Company. Other than (a) Sylvain Allard and Mark D. Dobbin who exercise control or direction over 0.7% and 13.8%, respectively, of the outstanding Class A

Subordinate Voting Shares and (b) Mark D. Dobbin who exercises control or direction over 96.9% of the outstanding Class B Multiple Voting Shares, no director or officer of the Company exercises control or direction over any of the outstanding Class B Multiple Voting Shares or more than 0.5% of the outstanding Class A Subordinate Voting Shares. Mark D. Dobbin exercises control and direction over 100% of the Ordinary Shares.

	Number of	Number of
	Class A Subordinate	Class B Multiple
Name	Voting Shares (#)	Voting Shares (#)
Sylvain Allard	278,468	—
Christine Baird	13,160	—
Neil Calvert	2,399	—
Donald Carty, O.C.	20,000	—
Annette Cusworth	442	—
Rick Davis	2,400	—
Craig C. Dobbin	43,036 [1]
Mark D. Dobbin	5,523,403 [2]	5,673,604 [3]
Blake Fizzard	15	—
Rick Green	799	—
Dr. John Kelly	6,280	—
Martin Lockyer	800	—
Dr. Jack Mintz	2,000	—
Nancy Montgomery	52	—
Keith Mullett	337	—
Guylaine Saucier	3,000	—
Jeff Scotland	1,583	—
William Stinson	10,000	—

Total	5,907,174	5,673,604

[1]	All of these shares are held by a family trust.

[2]	Of these, 5,426,462 shares are held by Discovery Helicopters Inc., a holding company, all of the voting shares of which are owned by the Estate, of which Mark D. Dobbin is the sole executor and 64,479 shares are held by a family trust and 32,462 shares are held directly.

[3]	Of these, 5,555,432 shares are held by Discovery Helicopters Inc. and 118,172 shares are held directly.
Each director and officer of the Company intends to vote his or her Shares FOR the Arrangement Resolution. For information on certain directors and officers whose shares are excluded from the Disinterested Vote, see “Particulars of the Arrangement — Shareholder Approval of the Arrangement” and “Particulars of the Arrangement — Canadian Securities Laws Matters”.
Previous Distributions of Shares
On April 15, 2007, a promissory note issued by the Company in the principal amount of $5 million to Discovery Helicopters Inc., a company all of the voting securities of which are owned by the Estate, was converted by the holder into 1,379,310 Class A Subordinate Voting Shares in accordance with the terms of such promissory note.

Other than the foregoing and any conversion of Class B Multiple Voting Shares into Class A Subordinate Voting Shares in accordance with the terms of the Company’s articles, the Company distributed the following securities:
Securities Issued Upon the Exercise of Options
The table below indicates the number of Class A Subordinate Voting Shares issued by the Company during the five year period prior to March 24, 2008 upon the exercise of Options:

	Number of Class A		Aggregate Proceeds
	Subordinate Voting	Average Exercise	Received by the
Fiscal Year	Shares Issued (#)	Price per Share ($)	Company ($)
2008 (to March 24)	82,000	5.30	434,570
2007	1,584,422	3.54	5,610,945
2006	—	—	—
2005	55,200	12.11	668,396
2004	436,740	7.06	3,083,672
2003	90,660	4.95	448,408
Employee Share Purchase Plan
The table below indicates the number of Class A Subordinate Voting Shares issued by the Company during the five year period prior to March 24, 2008 in accordance with the provisions of the Employee Share Purchase Plan:

	Number of Class A		Aggregate Proceeds
	Subordinate Voting	Average Issue Price	Received by the
Fiscal Year	Shares Issued (#)	per Share ($)	Company ($)
2008 (to March 24)	42,059	21.50	902,804
2007	34,046	19.86	676,236
2006	21,604	22.98	496,485
2005	11,885	20.15	239,469
2004	7,860	26.20	205,930
2003	9,647	25.49	245,871
Supplementary Retirement Plans
Under the SRPs, certain executive officers of the Company may receive supplementary retirement benefits. In accordance with the terms of the SRPs, benefits held by SRP participants will be immediately vested upon a change in control of the Company and the Company must secure full funding for all benefit liabilities under the SRPs through one or more renewable letters of credit, irrevocable during the term specified therein. Notwithstanding the foregoing, the Purchaser and such executive officers have agreed that upon completion of the Arrangement, the SRP benefits will be frozen at the level accrued to the effective date of the Arrangement, that no further benefits shall accrue thereunder, except for indexing of benefits upon retirement and that the Company shall not be obligated to secure full funding of the benefit liabilities so long as the executive is employed by the Company or an affiliate of the Company. For more information regarding the current terms of the SRPs, please see “Executive Retiring Plan and Retiring Allowance” in the Company’s management information circular dated August 10, 2007 which is incorporated by reference in the Circular.
Retiring Allowance
Effective June 4, 1991, as amended as of January 19, 1993, the Company agreed to provide a retiring allowance to Craig L. Dobbin, the former Executive Chairman of the Company. The retiring allowance was to continue during the lifetime of Mr. Dobbin and, in the event of his death within 20 years of the commencement of payments pursuant to such allowance, the payments shall continue to be made to a beneficiary or beneficiaries named by Mr. Dobbin for the remaining balance of the 20-year period. Mr. Dobbin died in October 2006, prior to retirement.
Upon completion of the Arrangement , the retiring allowance will continue in accordance with its terms. For more information regarding the retiring allowance, please see “Executive Retiring Plan and Retiring Allowance” in the Company’s management information circular dated August 10, 2007 which is incorporated by reference in the Circular.
Financial Assistance Provided by the Company
Other than an aggregate indebtedness of approximately $1.14 million and $33 million under an executive share purchase loan program and the Ordinary Share Loan, respectively, owed to the Company or its subsidiaries, there was no financial assistance that was material to the Company or any of its affiliates or to the recipient of the assistance in relation to any person, in connection with a purchase of securities issued or to be issued by the Company. For a description of the executive share purchase loan program and Ordinary Share Loan, please see “Indebtedness of Directors and Officers” in the Company’s management information circular dated August 10, 2007 which is incorporated by reference in the Circular. See also “Particulars of the Arrangement — Redemption of the Ordinary Shares”.
Dividend Policy
Dividends on Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares are declared at the discretion of the Board of Directors. The Company declared dividends on Class A Subordinate Voting Shares and Class B Multiple Voting Shares of $0.50 per Share in the fiscal year ended April 30, 2007, $0.40 per Share in the fiscal year ended April 30, 2006, and $0.30 per Share in the fiscal year ended April 30, 2005. Declaration of dividends is restricted by covenants contained in certain agreements to which the Company is a party.
The declarations of these dividends were in compliance with such covenants.
On September 12, 2007, the Company declared a dividend of $0.50 per Class A Subordinate Voting Share and Class B Multiple Voting Share, payable quarterly. Amounts of $0.125 per such share were paid on November 7, 2007 and February 6, 2008 in respect of such dividend. An amount of $0.125 per such share will be paid on May 7, 2008 to Shareholders of record as of the close of business on April 23, 2008 and on August 6, 2008 to Shareholders of record as of the close of business on July 23, 2008, in each case in respect of such dividend. Shareholders will not receive these payments if the Effective Date occurs on or prior to the applicable record date. Under the terms of the Arrangement Agreement, the declaration or payment of any additional dividend other than the dividend declared on September 12, 2007 (or the setting of a record date therefor) prior to the Effective Date would result in a reduction in the Consideration paid by the Purchaser by an amount equal to the value of such additional dividend. Accordingly, the Board of Directors does not intend to declare any additional dividends prior to the Effective Time unless the Arrangement Agreement is terminated and then only in its discretion.
Prior Valuations
To the knowledge of the Company and its directors and officers, after reasonable inquiry, no valuation of the Company has been made in the 24 months preceding March 28, 2008.
Material Changes in the Affairs of the Company
Except as disclosed elsewhere in the Circular or as publicly disclosed, the Company has no plans or proposals for a material change in its affairs.
Interest of Informed Persons in Material Transactions
Except as disclosed elsewhere in the Circular and other than through the ownership of Shares, none of the insiders of the Company nor any of their respective associates or affiliates has any material interest, direct or indirect, in any material transaction since the beginning of the Company’s most recently completed financial year, or in any proposed material transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Directors and Officers Insurance
The Company has purchased and maintains a policy of insurance for the benefit of directors and officers as permitted by the CBCA and the Company’s by-laws. The policy insures directors and officers, in their capacities as directors and officers of the Company, or in their capacities as directors and officers of other corporations where they have acted in that capacity at the request of the Company, against certain liabilities incurred by them, except where the liability relates to the failure by the director or officer to act honestly, in good faith and with a view to the best interests of the Company or the other corporation, as the case may be.
The policy obtained provided for US$45 million of coverage for directors and officers of the Company on an aggregate basis. Such policy is subject to a deductible of US$100,000 per incident. The cost of coverage for the period commencing on October 15, 2007 and ending on October 14, 2008 on an aggregate basis was US$342,725.
See “Summary of Arrangement Agreement — Director and Officer Indemnification and Insurance” for information regarding the obligations of the Company and the Purchaser under the Arrangement Agreement to obtain or continue to maintain insurance for the directors and officers of the Company.
Market Price And Trading Volume Data
The Class A Subordinate Voting Shares are listed and trade on the TSX and NYSE under the symbols “FLY.A” and “FLI”, respectively. The following table summarizes the high and low closing market price and total volume of trading of the Class A Subordinate Voting Shares on the TSX and NYSE for each of the periods indicated:

	TSX			NYSE
	High	Low		High	Low
	($)	($)	Volume	(US$)	(US$)	Volume
2008
March 1 to 24	30.87	29.86	9,878,400	31.20	29.81	1,094,880
February	30.85	21.59	13,426,690	31.59	21.23	1,093,670
January	25.56	21.54	2,763,262	25.68	21.31	660,009
2007
December	25.43	20.33	2,706,343	25.90	20.01	506,797
November	23.80	20.34	3,408,176	25.44	20.37	426,503
October	24.93	23.55	3,024,320	25.60	23.81	253,600
September	25.35	24.05	2,699,711	25.29	23.00	439,100
August	29.27	25.40	3,718,755	28.07	23.93	772,800

The Class B Multiple Voting Shares are listed and trade on the TSX under the symbol “FLY.B”. The following table summarizes the high and low closing market price and total volume of trading of the Class B Multiple Voting Shares on the TSX for each of the periods indicated:

	TSX
	High	Low
	($)	($)	Volume
2008
March 1 to 24	30.70	29.95	6,300
February	30.70	23.75	12,000
January	25.00	25.00	700
2007
December	24.94	20.60	1,000
November	23.25	21.20	408
October	26.50	24.24	3,200
September	25.60	25.60	300
August	30.00	26.30	4,000
The closing price of Class A Subordinate Voting Shares on February 21, 2008, the day immediately before the public announcement of the execution of the Arrangement Agreement was $21.88 on the TSX and US$21.50 on the NYSE. The closing price of the Class B Multiple Voting Shares on February 21, 2008 was $23.75 on the TSX.
Audit Committee
The Company has an audit committee which oversees the financial reporting on behalf of the Board of Directors. In order to carry out its responsibility, the audit committee consists entirely of unrelated and independent directors. The current members of the Company’s audit committee are Dr. Jack Mintz, Donald Carty, O.C., and Guylaine Saucier.
Auditors
Ernst & Young, LLP is the auditor of the Company.
Transfer Agent and Registrar
CIBC Mellon Trust Company is the transfer agent and registrar of the Company.
INFORMATION CONCERNING THE PURCHASER
The following information about the Purchaser is a general summary only and is not intended to be comprehensive.
The Purchaser is a corporation incorporated under the laws of Canada for the purpose of entering into the Arrangement Agreement. The Purchaser is an affiliate of a fund managed by First Reserve Corporation, one of the world’s leading private equity firms focusing on the energy industry. First Reserve Corporation is an independently owned firm whose current management team, in place since 1983, collectively has more than 350 years of energy investment experience. First Reserve Corporation’s most recent partnership, First Reserve Fund XI, closed with approximately US$8 billion in July 2006.
First Reserve Corporation funds have completed principal transactions with an aggregate total value of over $10 billion. In addition, First Reserve Corporation portfolio companies have completed more than 250 add-on transactions.
First Reserve Corporation generally targets investments in global energy companies with enterprise values of up to $10 billion. First Reserve Corporation’s investor base is predominately institutional and consists primarily of corporate and public retirement funds, sovereign wealth funds, endowments and foundations.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes certain Canadian federal income tax considerations applicable to a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who, for the purposes of the Tax Act and at all relevant times, holds their Class A Subordinate Voting Shares or Class B Multiple Voting Shares as a capital property, deals at arm’s length with the Company and the Purchaser, and is not affiliated with the Company or the Purchaser. Generally, Class A Subordinate Voting Shares or Class B Multiple Voting Shares will be capital property to a holder of such shares unless such shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who are Resident Shareholders and whose Class A Subordinate Voting Shares or Class B Multiple Voting Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Resident Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.
This summary is based upon the current provisions of the Tax Act and the current administrative policies and assessing practices of the Canada Revenue Agency made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that, at all relevant times prior to and including the time of the acquisition of Class A Subordinate Voting Shares and Class B Multiple Voting Shares by the Purchaser, Class A Subordinate Voting Shares will be listed on the TSX and NYSE and Class B Multiple Voting Shares will be listed on the TSX. This summary is not applicable to a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares that is a “financial institution” or a “specified financial institution” (each as defined in the Tax Act), a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares an interest in which is a “tax shelter investment” (as defined in the Tax Act) or a holder that has elected to report its “Canadian tax results” in a functional currency in accordance with the provisions of the Tax Act. Such holders should consult their own tax advisors with respect to the tax consequences of the Arrangement.
This summary does not describe the tax consequences to holders of Options to acquire Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable, of the Company under the Stock Option Plan in respect of the transfer of such Options pursuant to the Arrangement or otherwise and is also not applicable to a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who has acquired his or her Class A Subordinate Voting Shares or Class B Multiple Voting Shares on the exercise of Options. Such holders should consult their own tax advisors with respect to the tax consequences of the Arrangement.
This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares. This summary is not exhaustive of all Canadian federal income tax considerations. Holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Class A Subordinate Voting Shares or Class B Multiple Voting Shares must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Any amount denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate of exchange as is acceptable to the Minister.

Holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares Resident in Canada
The following portion of this summary is applicable to a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who is a Resident Shareholder.
Disposition of Class A Subordinate Voting Shares or Class B Multiple Voting Shares
A Resident Shareholder who disposes of Class A Subordinate Voting Shares or Class B Multiple Voting Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the Consideration received by the Resident Shareholder on the disposition of such shares under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of such shares to the Resident Shareholder and any reasonable costs of disposition.
Generally, a Resident Shareholder will be required to include in computing their income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Shareholder in the year. A Resident Shareholder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances described in the Tax Act.
The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a share may be reduced by the amount of any dividends received (or deemed to be received) by it on such share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a share is owned by a partnership or trust, of which a corporation, trust or partnership is a member or beneficiary.
A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.
Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act.
Dissenting Shareholders
A Resident Shareholder who exercises Dissent Rights (a “Resident Dissenting Shareholder”) will transfer such holder’s Class A Subordinate Voting Shares or Class B Multiple Voting Shares to the Purchaser in exchange for payment by the Purchaser of an amount equal to the fair value of such shares. A Resident Dissenting Shareholder should be considered to realize a capital gain (or capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of the holder’s Class A Subordinate Voting Shares or Class B Multiple Voting Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of such shares and any reasonable costs of disposition. See “— Disposition of Class A Subordinate Voting Shares or Class B Multiple Voting Shares”. Interest awarded by a court to a Resident Dissenting Shareholder will be included in such shareholder’s income for the purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors to determine the particular tax consequences to them of exercising their Dissent Rights.
Holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares Not Resident in Canada
The following portion of this summary is applicable to a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who is a Non-Resident Shareholder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Shareholders should consult their own tax advisors with respect to the Arrangement.
Disposition of Class A Subordinate Voting Shares or Class B Multiple Voting Shares
A Non-Resident Shareholder will not be subject to income tax under the Tax Act on any capital gain realized on the disposition of Class A Subordinate Voting Shares or Class B Multiple Voting Shares under the Arrangement unless the Class A Subordinate Voting Shares or Class B Multiple Voting Shares are “taxable Canadian property” to the Non-Resident Shareholder at the time such shares are disposed of to the Purchaser and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.
Generally, Class A Subordinate Voting Shares and Class B Multiple Voting Shares will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (a) such shares are listed on a designated stock exchange (which includes the TSX and NYSE) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the sixty (60) month period that ends at that time. Notwithstanding the foregoing, Class A Subordinate Voting Shares and Class B Multiple Voting Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.
Even if Class A Subordinate Voting Shares or Class B Multiple Voting Shares are considered to be taxable Canadian property of a Non-Resident Shareholder, any gain realized on a disposition of any such shares may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax convention. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of relief under the terms of any applicable income tax convention.
In the event that Class A Subordinate Voting Shares or Class B Multiple Voting Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of Class A Subordinate Voting Shares or Class B Multiple Voting Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, then the tax consequences described above under the heading “— Holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares Resident in Canada — Disposition of Class A Subordinate Voting Shares or Class B Multiple Voting Shares” will generally apply. Non-Resident Shareholders should consult their own tax advisors regarding any Canadian reporting requirement arising from the Arrangement if their Class A Subordinate Voting Shares or Class B Multiple Voting Shares are taxable Canadian property.
Dissenting Shareholders
A Non-Resident Shareholder who exercises Dissent Rights (a “Non-Resident Dissenting Shareholder”) will transfer such holder’s Class A Subordinate Voting Shares or Class B Multiple Voting Shares to the Purchaser in exchange for payment by the Purchaser of an amount equal to the fair value of such shares. The tax treatment of a Non-Resident Dissenting Shareholder will be similar to that of a Non-Resident Shareholder who participates in the Arrangement, as described above.
The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder dealing at arm’s length with the Company will not be subject to Canadian withholding tax.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
TO COMPLY WITH IRS CIRCULAR 230, HOLDERS OF CLASS A SUBORDINATE VOTING SHARES AND CLASS B MULTIPLE VOTING SHARES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THE CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY HOLDERS OF CLASS A SUBORDINATE VOTING SHARES OR CLASS B MULTIPLE VOTING SHARES, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF CLASS A SUBORDINATE VOTING SHARES AND CLASS B MULTIPLE VOTING SHARES SHOULD SEEK ADVICE BASED ON THE SHAREHOLDER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain U.S. federal income tax considerations of the Arrangement to holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares. This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), current United States Treasury Regulations, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. The discussion applies only to holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares who hold such shares as capital assets within the meaning of section 1221 of the Code (generally, property held for investment). The Company has not sought any rulings from the IRS nor an opinion of counsel with respect to the United States federal income tax considerations discussed below. The discussion below is not binding on the IRS or the courts. Accordingly, there can be no assurance that the IRS will not take a different position concerning the tax consequences of the Arrangement or that any such position would not be sustained.
This discussion does not address all aspects of United States federal income taxation that may be relevant to holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares in light of their particular circumstances, or that may apply to holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares subject to special treatment under United States federal income tax laws, such as banks, insurance companies, tax-exempt organizations, partnerships, S corporations or other pass-through entities, financial institutions, brokers or dealers in securities, mutual funds, traders in securities that elect mark-to-market treatment, U.S. expatriates, persons who acquired Class A Subordinate Voting Shares or Class B Multiple Voting Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, persons who hold Class A Subordinate Voting Shares or Class B Multiple Voting Shares as part of a straddle, hedge, constructive sale or conversion transaction, and U.S. Shareholders whose functional currency is not the U.S. dollar.
This discussion does not address any aspect of state, local, non-U.S. or other Tax laws, estate or gift Tax considerations, or the alternative minimum tax. Further, this summary does not address the United States federal income tax consequences of the Arrangement to any person that will own, actually or constructively, Class A Subordinate Voting Shares or Class B Multiple Voting Shares (or any successor corporation) following the Arrangement.
The United States federal income tax consequences set forth below are not intended to constitute a complete description of all tax consequences relating to the Arrangement. Holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares should consult with their tax advisors regarding the applicability of the rules discussed below to them and the particular tax effects to them of the Arrangement, including the application and effect of state, local and non-U.S. tax laws.
For purposes of this discussion, a person is a “U.S. holder” if such person is the beneficial owner of Class A Subordinate Voting Shares or Class B Multiple Voting Shares and is for United States federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of the source of the income.
For purposes of this discussion, a person is a “non-U.S. holder” if such person is the beneficial owner of Class A Subordinate Voting Shares or Class B Multiple Voting Shares and is not a U.S. holder and is not a partnership or other entity taxable as a partnership for United States federal income tax purposes.
If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Class A Subordinate Voting Shares or Class B Multiple Voting Shares, the tax treatment of a person treated as a partner in such entity generally will depend upon the status of the partner and the activities of the partnership. A person treated as a partner in a partnership that is a beneficial owner of Class A Subordinate Voting Shares or Class B Multiple Voting Shares should consult its own tax advisor.
Federal Income Tax Considerations for U.S. Holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares
The receipt of cash by a U.S. holder for Class A Subordinate Voting Shares or Class B Multiple Voting Shares transferred pursuant to the Arrangement will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who surrenders Class A Subordinate Voting Share or Class B Multiple Voting Shares for cash pursuant to the Arrangement will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. holder’s adjusted tax basis in Class A Subordinate Voting Shares or Class B Multiple Voting Shares surrendered. Gain or loss will be determined separately for each block of Class A Subordinate Voting Shares or Class B Multiple Voting Shares (i.e., Class A Subordinate Voting Shares or Class B Multiple Voting Shares acquired at the same cost in a single transaction). Further, if the holding period in Class A Subordinate Voting Shares or Class B Multiple Voting Shares transferred pursuant to the Arrangement is greater than one year as of the Effective Date, the gain or loss will be long-term capital gain or loss. Preferential tax rates currently apply to long-term capital gains of non-corporate U.S. holders. In addition, the deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized pursuant to the Arrangement will generally be treated as United States source gain or loss.
Passive Foreign Investment Company Considerations
The foregoing discussion assumes that the Company is not and was not a “passive foreign investment company” under section 1297 of the Code (“PFIC”) for any taxable year during which a U.S. holder held Class A Subordinate Voting Shares or Class B Multiple Voting Shares. A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes), or (b) on average for such taxable year, 50% or more (by value, determined based on a quarterly average) of its assets either produce, or are held for the production of, passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. holder has held shares of such corporation, such corporation may continue to be classified as a PFIC with respect to such holder for any subsequent taxable year in which the U.S. holder continues to hold the shares even if the corporation’s income and assets are no longer passive in nature in that subsequent taxable year. A U.S. holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares would be subject to special, adverse Tax rules in respect of the Arrangement if the Company is or was classified as a PFIC for any taxable year during which a U.S. holder holds or held Class A Subordinate Voting Shares or Class B Multiple Voting Shares. The Company does not believe that it was a PFIC in any prior taxable year and does not expect that it will be a PFIC for the current taxable year. PFIC classification is factual in nature and generally cannot be determined until the close of the taxable year in question. Consequently, the Company can give no assurance as to its PFIC status. U.S. holders should consult their own tax advisors with respect to the PFIC rules and the applicability to their particular situation.
Federal Income Tax Considerations for Non-U.S. Holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares
Any gain realized by a non-U.S. holder in respect of Class A Subordinate Voting Shares or Class B Multiple Voting Shares transferred pursuant to the Arrangement generally will not be subject to United States federal income tax, unless:
•	the gain is (or is deemed to be) effectively connected with the conduct by that non-U.S. holder of a trade or business within the United States (or, if certain income tax treaties apply, is attributable to a United States permanent establishment of such non-U.S. holder); or

•	in the case of an individual, the non-U.S. holder has been present in the United States for 183 days or more during the taxable year in which the Arrangement is effected and certain other conditions set for in the Code are satisfied.
Dissenting Shareholders
A U.S. holder who exercises Dissent Rights will transfer such holder’s Class A Subordinate Voting Shares or Class B Multiple Voting Shares to the Purchaser in exchange for payment by the Purchaser of an amount equal to the fair value of such shares. The U.S. tax treatment of a U.S. holder exercising Dissent Rights will be similar to that of a U.S. holder who participates in the Arrangement, as described above.
Information Reporting and Backup Withholding
Payments of cash made to a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares pursuant to the Arrangement, under certain circumstances, may be subject to information reporting. Backup withholding at a current rate of 28% may also apply, unless the holder provides proof of an applicable exemption, or furnishes its United States taxpayer identification number and certifies that the number is correct, and otherwise complies with all applicable requirements of the backup withholding rules. In this regard, a non-U.S. holder may be required to provide a valid IRS Form W-8BEN, or other applicable Form W-8, certifying, under penalties of perjury, as to its non-U.S. status. Backup withholding is not an additional Tax and any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.
DISSENTING SHAREHOLDERS’ RIGHTS
Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares with the right to dissent from the Arrangement Resolution substantially in the manner set forth in section 190 of the CBCA, as modified by the Interim Order (“Dissent Rights”). Any Dissenting Shareholder who validly dissents in respect of the Arrangement Resolution in compliance with section 190 of the CBCA as modified by the Interim Order will be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable, held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted.
Section 190 of the CBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all the shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that only a Registered Shareholder may exercise Dissent Rights in respect of Class A Subordinate Voting Shares or Class B Multiple Voting Shares which are registered in that holder’s name.
A Non-Registered Shareholder will not be entitled to exercise the Dissent Rights directly unless the Shares are re-registered in the Non-Registered Shareholder’s name. A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Nominee with whom the Non-Registered Shareholder deals in respect of his or her Class A Subordinate Voting Shares or Class B Multiple Voting Shares and either: (a) instruct the Nominee to exercise the Dissent Rights on the Non-Registered Shareholder’s behalf (which, if the Shares are registered in the name of CDS or other clearing agency, would require that the Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable, first be re-registered in the name of the Nominee); or (b) instruct the Nominee to re-register the Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would have to exercise the Dissent Rights directly.
The dissent procedures as set forth in section 190 of the CBCA as modified by the Interim Order (the “Dissent Procedures”) provide that a Dissenting Shareholder must provide a Notice of Dissent to the registered office of the Company at 4740 Agar Drive, Richmond, British Columbia, Canada V7B 1A3 (Attention: Corporate Secretary). Such Notice of Dissent must be received by the Company not later than 5:00 p.m. (Vancouver time) on April 25, 2008 or not later than 5:00 p.m. (Vancouver time) on the business day which is two business days immediately preceding the date of the Meeting as it may be adjourned or postponed from time to time. It is important that Dissenting Shareholders strictly comply with this requirement and understand that such requirement is different from the statutory dissent provisions of the CBCA which would permit a Notice of Dissent to be provided at or before the Meeting. Failure to comply with the requirements of section 190 of the CBCA as modified by the Interim Order will result in the loss or unavailability of the Dissent Rights, including the right to be paid fair value for Class A Subordinate Voting Shares or Class B Multiple Voting Shares. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options, SARs, PSUs or Ordinary Shares, or (ii) holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who vote or who have instructed a proxyholder to vote such shares in favour of the Arrangement Resolution (but only in respect of such shares).
The filing of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Dissenting Shareholder who has submitted a Notice of Dissent and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the class of shares voted in favour of the Arrangement Resolution, being either the Class A Subordinate Voting Shares or Class B Multiple Voting Shares. The CBCA does not provide, and the Company will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Notice of Dissent, but a Dissenting Shareholder need not vote his or her Class A Subordinate Voting Shares or Class B Multiple Voting Shares against the Arrangement Resolution in order to dissent. The revocation of a proxy conferring authority on the proxyholder to vote for the Arrangement Resolution does not constitute a Notice of Dissent however, any proxy granted by a Dissenting Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked (see “The Meeting and Solicitation of Proxies — Revocation of Proxies”) in order to prevent the proxyholder from voting such Class A Subordinate Voting Shares or Class B Multiple Voting Shares for the Arrangement Resolution and thereby causing the Dissenting Shareholder to forfeit his or her Dissent Rights.
The Company (or its successor) is required, within ten days after the Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Dissenting Shareholder who has voted for the Arrangement Resolution or who has withdrawn his or her Notice of Dissent.
A Dissenting Shareholder who has not withdrawn his or her Notice of Dissent must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after he or she learns that the Arrangement Resolution has been adopted, send to the Company (or its successor) a Demand For Payment. Within 30 days after sending a Demand For Payment, the Dissenting Shareholder must send to the Company (or its successor) or its Transfer Agent the certificates representing Class A Subordinate Voting Shares or Class B Multiple Voting Shares in respect of which he or she dissents. The Company or its Transfer Agent will endorse on any share certificate received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificate to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand For Payment in the time required, or to send certificates representing Class A Subordinate Voting Shares or Class B Multiple Voting Shares in respect of which he or she dissents in the time required forfeits, his or her Dissent Rights.
After sending a Demand For Payment, a Dissenting Shareholder ceases to have any rights as a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares in respect of which such shareholder has exercised his or her Dissent Rights, other than the right to be paid the fair value of such shares as determined under section 190 of the CBCA as modified by the Interim Order, unless: (a) the Dissenting Shareholder withdraws the Demand For Payment before the Purchaser makes the Offer To Pay; (b) the Purchaser fails to make a timely Offer To Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand For Payment; or (c) the directors of the Company revoke the Arrangement Resolution, in all of which cases the Dissenting Shareholder’s rights as a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares in respect of which he or she has dissented are reinstated. Pursuant to the Interim Order, in no case shall the Purchaser, the Company or any other person be required to recognize a Dissenting Shareholder as a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares in respect of which Dissent Rights have been validly exercised after the transfer of the Class A Subordinate Voting Shares and Class B Multiple Voting Shares in accordance with the Arrangement, and the names of such Dissenting Shareholders shall be removed from the register of holders of Class A Subordinate Voting Shares and/or Class B Multiple Voting Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the transfer of the Class A Subordinate Voting Shares and Class B Multiple Voting Shares in accordance with the Arrangement, and the Purchaser shall be recorded as the holder of such shares so transferred and shall be deemed to be the legal and beneficial owner thereof free and clear of any Liens.
Pursuant to the Interim Order, Dissenting Shareholders who are ultimately entitled to be paid by the Purchaser the fair value for their Class A Subordinate Voting Shares or Class B Multiple Voting Shares will be deemed to have transferred such Class A Subordinate Voting Shares or Class B Multiple Voting Shares held by them, free and clear of all Liens, at the same time as a non-dissenting holder of Class A Subordinate Shares or Class B Multiple Voting

Shares transfers its shares in the Arrangement as contemplated in paragraph (c) above under “Particulars of the Arrangement — Arrangement Mechanics”.
Pursuant to the Interim Order, Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid fair value for their Class A Subordinate Voting Shares or Class B Multiple Voting Shares will be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares as contemplated in paragraph (c) above under “Particulars of the Arrangement — Arrangement Mechanics”.
The Purchaser is required, not later than seven days after the later of the Effective Date and the date on which the Company (or its successor) receives a Demand For Payment from a Dissenting Shareholder, to send to the Dissenting Shareholder an Offer To Pay for Class A Subordinate Voting Shares or Class B Multiple Voting Shares in respect of which he or she has dissented in an amount considered by the board of directors of the Purchaser to be the fair value thereof, accompanied by a statement showing the manner in which such fair value was determined. Every Offer To Pay in respect of the shares of the same class must be on the same terms. The Purchaser must pay for Class A Subordinate Voting Shares or Class B Multiple Voting Shares of a Dissenting Shareholder within ten days after an Offer To Pay has been accepted by such Dissenting Shareholder, but any such offer lapses if the Purchaser does not receive an acceptance thereof within 30 days after the Offer To Pay has been made.
If the Purchaser fails to make an Offer To Pay for a Dissenting Shareholder’s Class A Subordinate Voting Shares or Class B Multiple Voting Shares, or if a Dissenting Shareholder fails to accept an offer which has been made, the Purchaser may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for Class A Subordinate Voting Shares or Class B Multiple Voting Shares of any such Dissenting Shareholder. If the Purchaser fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. An application by either the Purchaser or a Dissenting Shareholder must be made to a court in the Province of British Columbia or a court having jurisdiction in the place where the Dissenting Shareholder resides if the Company carries on business in that province.
Upon an application to a court, all Dissenting Shareholders whose Class A Subordinate Voting Shares or Class B Multiple Voting Shares have not been purchased by the Purchaser will be joined as parties and bound by the decision of a court, and the Purchaser will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the order will be rendered against the Purchaser in favour of each Dissenting Shareholder and for the amount of the fair value of his or her Class A Subordinate Voting Shares or Class B Multiple Voting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.
Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Class A Subordinate Voting Shares or Class B Multiple Voting Shares as determined under section 190 of the CBCA as modified by the Interim Order will be more than or equal to the Consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in a delay of receipt by a Dissenting Shareholder of payment for such Dissenting Shareholder’s shares.
The foregoing is only a summary of the dissenting shareholder provisions of section 190 of the CBCA as modified by the Interim Order which are technical and complex. A complete copy of section 190 of the CBCA and the Interim Order are attached as Appendix E and Appendix F to the Circular, respectively. It is recommended that any registered holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares wishing to avail himself or herself of his or her Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA as modified by the Interim Order will result in the loss or unavailability of Dissent Rights. For a general summary of certain Canadian income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations — Holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares Resident in Canada — Dissenting Shareholders” and “Certain Canadian Federal Income Tax Considerations — Holders of Class A

Subordinate Voting Shares or Class B Multiple Voting Shares Not Resident in Canada — Dissenting Shareholders”.
BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES
Other than as disclosed in the Circular, none of the directors or officers of the Company, and to the knowledge of the Company after reasonable enquiry, no associate or affiliate of the Company, no insider of the Company (other than a director or officer of the Company), no associate or affiliate of an insider of the Company, and no person or company acting jointly or in concert with the Company, will receive any direct or indirect benefit from voting for or against the Arrangement Resolution, other than the Consideration available to any holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares pursuant to the Arrangement. See “Particulars of the Arrangement — Interests of Certain Persons in the Arrangement”.
COMMITMENTS TO VOTE IN FAVOUR OF THE ARRANGEMENT
Other than the Voting Agreement, neither the Company nor, to the knowledge of the Company after reasonable inquiry, any director or officer of the Company, any associate or affiliate of the Company, any insider of the Company (other than a director or officer of the Company), any associate or affiliate of an insider of the Company, or any person or company acting jointly or in concert with the Company, has entered into any agreements, commitments or understanding to vote any Class A Subordinate Voting Shares, Class B Multiple Voting Shares or Ordinary Shares in favour of the Arrangement Resolution.
EXPENSES OF THE ARRANGEMENT
The Company estimates that expenses in the aggregate amount of approximately $26 million will be incurred by the Company in connection with the Arrangement, including legal and accounting fees, fees payable to the Financial Advisors for their services as financial advisors to the Board of Directors, printing costs, proxy solicitation costs and the cost of preparing and mailing the Meeting Materials.
Except as otherwise provided under the Arrangement Agreement, all fees, costs and expenses of the Parties in connection with the Arrangement are to be paid by the Party incurring such fees, costs and expenses. See “Summary of Arrangement Agreement — Termination Fee, Break-Up Fee and Expenses — Expense Reimbursement Payable by the Company” for a description of the circumstances in which the Company will be obligated to reimburse the Purchaser for its out-of-pocket expenses incurred in connection with the Arrangement Agreement, up to a maximum of $12 million against receipts therefor.
PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND PAYMENT OF CONSIDERATION
Letter of Transmittal
If you are a Registered Shareholder you should have received Letter(s) of Transmittal with the Circular. In order to receive the Consideration for their Class A Subordinate Voting Shares or Class B Multiple Voting Shares, Registered Shareholders will have to duly complete and execute the Letter(s) of Transmittal enclosed with the Circular and deliver it, together with their applicable share certificate(s) and such additional documents and instruments as the Depositary may reasonable require, to the Depositary in accordance with the instructions contained in the Letter(s) of Transmittal. The Letter(s) of Transmittal will also be available on our website at www.chc.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Depositary’s website at www.cibcmellon.com. Additional copies of the Letter(s) of Transmittal can also be obtained by contacting our proxy solicitation agent, Kingsdale Shareholder Services Inc., toll free at 1-866-879-7650 or using the other contact details listed on the back page of the Circular.
The Letter(s) of Transmittal contain procedural information relating to the Arrangement and should be reviewed carefully.
If you are a holder of unexchanged certificates that previously represented common shares of the Company that were changed to Class A Subordinate Voting Shares and Class B Multiple Voting Shares in accordance with the certificate of amendment of the Company dated September 27, 1991, you should surrender such unexchanged certificates to the Depositary in order to receive cash consideration for the Class A Subordinate Voting Shares and Class B Multiple Voting Shares that you own.
Non-registered holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares should carefully follow the instructions from the Nominee that holds Class A Subordinate Voting Shares or Class B Multiple Voting Shares on their behalf in order to submit certificates representing their Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable to the Depositary.
Any use of mail to transmit certificate(s) for Class A Subordinate Voting Shares or Class B Multiple Voting Shares and/or Letter(s) of Transmittal is at the risk of the relevant Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, and with proper insurance, be used.
Depositary
The Purchaser and the Company have engaged CIBC Mellon Trust Company to act as Depositary for the receipt of certificates in respect of Class A Subordinate Voting Shares and Class B Multiple Voting Shares and related Letter(s) of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Purchaser against certain liabilities in connection with its engagement.
No fee or commission is payable by any holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who transmit their shares directly to the Depositary.
Delivery and Payment of Consideration
Prior to the filing of the Articles of Arrangement by the Company with the Director, in accordance with the terms of the Arrangement Agreement, the Purchaser shall deposit, or shall cause to be deposited to the Depositary, on its own behalf or on behalf of the Company, as applicable, the cash required for the payment of the aggregate consideration which holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Options, PSUs and SARs are entitled to receive under the Arrangement.
The Depositary will act as the agent of persons who have deposited the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares in connection with the Arrangement for the purpose of receiving payment from the Purchaser and transmitting payment from the Purchaser to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing such shares.
Upon the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Class A Subordinate Voting Shares or Class B Multiple Voting Shares that were transferred pursuant to the Arrangement (see “Particulars of the Arrangement — Arrangement Mechanics”) together with a duly completed and executed Letter(s) of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares represented by such surrendered certificate will be entitled to receive in exchange therefor from the Depositary, and the Depositary will deliver to such holder as soon as possible, a cheque (or other form of immediately available funds) representing the cash which such holder has the right to receive under the Arrangement for such Class A Subordinate Voting Shares or Class B Multiple Voting Shares, less any amounts withheld as described below, and any certificate so surrendered will forthwith be cancelled.
Unless otherwise directed in the Letter(s) of Transmittal, cheques to be issued will be issued in the name of the Registered Shareholder of the shares so deposited. Unless the person who deposits the certificates representing the Class A Subordinate Voting Shares or Class B Multiple Voting Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter(s) of Transmittal, cheques will be forwarded by first class, insured mail to the address supplied in the Letter(s) of Transmittal. If no address is provided, cheques will be forwarded to the address of the holder as shown on the register maintained by the Transfer Agent.
On or as soon as practicable after the Effective Date, the Depositary will deliver, on behalf of the Company, to each person who immediately before the Effective Time was a holder of Options, PSUs and SARs, as reflected on the register or accounts maintained by or on behalf of the Company in respect of Options, PSUs and SARs as provided to the Depositary, a cheque (or other form of immediately available funds) representing the cash payment, if any, which such holder of Options, PSUs and SARs is entitled to receive pursuant to the Plan of Arrangement, less any amounts withheld as described below.
Until surrendered for cancellation as contemplated by the Plan of Arrangement, each certificate that immediately prior to the Effective Time represented Class A Subordinate Voting Shares or Class B Multiple Voting Shares will be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated by the Plan of Arrangement, less any amounts withheld as described below. Any such certificate formerly representing Class A Subordinate Voting Shares or Class B Multiple Voting Shares not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by, or interest of, any former holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former Shareholder was entitled will be deemed to have been surrendered to the Purchaser.
Any payment made by way of cheque by the Depositary on behalf of the Company or the Purchaser pursuant to the Plan of Arrangement that has not been deposited on or before the sixth anniversary of the Effective Time, or has been returned to the Depositary or that otherwise remains unclaimed on the sixth anniversary of the Effective Time, and any right or claim to payment under the Plan of Arrangement that remains outstanding on the sixth anniversary of the Effective Time will cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Options, PSUs or SARs, as the case may be, pursuant to the Plan of Arrangement will terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.
No holder of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Options, PSUs or SARs will be entitled to receive any consideration with respect to such securities other than any cash payment to which such holder is entitled to receive in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Class A Subordinate Voting Shares and/or Class B Multiple Voting Shares with a record date on or after the Effective Date will be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Class A Subordinate Voting Shares or Class B Multiple Voting Shares.
Under no circumstances will interest on the Consideration payable pursuant to the Plan of Arrangement accrue or be paid to the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares, regardless of any delay in making such payment.
The Purchaser, the Company and the Depositary will be entitled to deduct and withhold from any amounts payable to any person under the Plan of Arrangement (including any amounts payable pursuant to the exercise of Dissent Rights) such amounts as the Purchaser or the Company determines, acting reasonably, are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, the Code or any provision of any other applicable Law. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts will be treated for all purposes of the Plan of Arrangement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.
RISK FACTORS
The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution.
Risks Relating to the Arrangement
The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the Company’s control, including receipt of the Final Order. Other conditions precedent which are outside of the Company’s control include the receipt of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals, consents under certain Material Contracts, the number of Class A Subordinate Voting Shares and Class B Multiple Voting Shares in respect of which Dissent Rights are exercised and obtaining requisite Shareholder approval. There can be no certainty, nor can the Company provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived.
Each of the Purchaser and the Company has the right, in certain circumstances, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of the Purchaser or the Company prior to the completion of the Arrangement.
If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Class A Subordinate Voting Shares and/or Class B Multiple Voting Shares may be materially adversely affected. The Company’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement including, among others, legal, accounting and printing expenses. In addition, depending on the circumstances in which termination of the Arrangement Agreement occurs, the Company may have to pay the Termination Fee or reimburse certain expenses of the Purchaser as provided for in the Arrangement Agreement.
See also “Background to and Reasons for the Arrangement — Reasons for the Arrangement” for a description of certain risks and other potentially negative factors concerning the Arrangement.
Risks Relating to the Company
Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in the Company’s current amended annual report on Form 20-F/A and other filings of the Company filed with the SEC and the Company’s current annual information form and other filings of the Company filed with the Securities Authorities of Canada.
ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company’s most current annual information form, the amended comparative consolidated audited financial statements of the Company for the financial year ended April 30, 2007, together with the report of auditors thereon and the amended management’s discussion and analysis of the Company’s financial conditions and results of operation for fiscal year 2007, any interim financial statements that were filed since April 30, 2007, management’s discussion and analysis for these interim financial statements and the documents incorporated by reference in the Circular, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of those documents, as well as additional copies of the Circular, are available upon written request to the Company Secretary.
LEGAL MATTERS
Certain legal matters in connection with the Arrangement will be passed upon by Ogilvy Renault LLP and DLA Piper US LLP on behalf of the Company.
QUESTIONS AND FURTHER ASSISTANCE
If you have any questions about the information contained in the Circular or require assistance in completing your form(s) of proxy, please contact the Company’s proxy solicitation agent, Kingsdale Shareholder Services Inc., toll free at 1-866-879-7650 or using the other contact details listed on the back page of the Circular.

GLOSSARY OF TERMS
Unless the context otherwise requires, the following terms will have the meanings set forth below when used in the Circular, including the Summary, but not including the Appendices:
“1933 Act” means the United States Securities Act of 1933, as amended;
“1934 Act” means the United States Securities Exchange Act of 1934, as amended;
“ACN” means Aerocontractors Company of Nigeria Limited;
“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal or inquiry from any person or joint actors (other than any Purchaser Party or any of their affiliates) relating to (a) any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a purchase), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries or 20% or more of the voting or equity securities of the Company or any of its subsidiaries (or rights or interests therein or thereto) whose assets or revenues, individually or in the aggregate, constitute 10% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries; (b) any direct or indirect take-over bid, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a person or joint actors beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 10% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 10% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries;
“Additional Reorganization” has the meaning ascribed thereto under the heading “Summary of Arrangement Agreement — Co-operation Regarding Reorganization”;
“affiliate” has the meaning ascribed thereto in the CBCA;
“Aircraft” means helicopters and fixed-wing aircraft, including all Parts from time to time incorporated or installed in, attached to or forming part of such aircraft;
“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Arrangement Agreement” means the arrangement agreement dated as of February 22, 2008 between the Purchaser and the Company, as it may be amended, modified or supplemented from time to time in accordance with its terms thereof;
“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content of Appendix A attached to the Circular;
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;
“Board of Directors” means the board of directors of the Company;
“Break-Up Fee” has the meaning ascribed thereto under “Summary of Arrangement Agreement — Termination Fee, Break-Up Fee and Expenses — Break-Up Fee Payable by the Purchaser”;

“Broadridge” means Broadridge Investor Communications Corporation;
“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto or Vancouver, Canada, New York, New York or London, United Kingdom;
“Canada Transportation Act” means the Canada Transportation Act (Canada), as amended;
“CBCA” means the Canada Business Corporations Act, as amended;
“Cdn.$” or “$” means Canadian dollars;
“CDS” means CDS Clearing and Depository Services Inc.;
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;
“Change in Recommendation” has the meaning ascribed thereto under “Summary of Arrangement Agreement — Termination of the Arrangement Agreement”;
“Circular” means the Notice of Meeting and this management information circular, including all Appendices attached hereto, sent to, among others, the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;
“Class A Subordinate Voting Shares” means the Class A Subordinate Voting Shares in the capital of the Company;
“Class B Multiple Voting Shares” means the Class B Multiple Voting Shares in the capital of the Company;
“Coattail Agreement” means the Coattail Agreement among the Company, National Trust Company, Craig L. Dobbin and Discovery Helicopters Inc. dated August 9, 1991, as amended;
“Code” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations”;
“Commitment Letter” means the executed commitment letter dated February 15, 2008 made by the Lenders in favour of 6922767 Holding SARL pursuant to which the Lenders have committed to provide to an affiliate of the Purchaser debt financing in the amount of US$850 million;
“Company” means CHC Helicopter Corporation, a corporation existing under the laws of Canada;
“Company Disclosure Letter” means the disclosure letter dated February 22, 2008 regarding the Arrangement Agreement that has been provided by the Company to the Purchaser;
“Company Employees” means employees and independent contractors of the Company and its subsidiaries;
“Company Plans” means all material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, change in control, retention, severance, bonus, share purchase, share compensation, fringe benefit, retiree medical, disability, pension, retirement or supplemental retirement plans and each other material employee or director compensation or benefit plan, policy, trust, fund, agreement or arrangement for the benefit of current or former directors of the Company or any subsidiary, Company Employees or former Company Employees, which are maintained or sponsored by, contributed to, or binding upon the Company or any principal subsidiary or in respect of which the Company or any principal subsidiary has had or has any actual or potential liability;
“Competition Act” means the Competition Act (Canada), as amended;
“Compliant” means, with respect to the Financing Information, that (a) such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information, in light of the circumstances under which it was provided, not misleading, (b) such Financing Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the 1933 Act (excluding information required by

Regulation S-X Rule 3-10) for offerings of debt securities that customarily would be included in an offering memorandum relating to private placements of debt securities under Rule 144A of the 1933 Act, (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Financing Information, and (d) the financial statements and other financial information included in such Financing Information are, and remain throughout the Marketing Period, sufficient in all material respects (excluding information required by Regulation S-X Rule 3-10, but including summary guarantor/non-guarantor information of the type that customarily would be included in an offering memorandum relating to private placements of debt securities under Rule 144A of the 1933 Act) to permit (i) a registration statement using such financial statements to be declared effective by the SEC on the last day of the Marketing Period, and (ii) the financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort from the Company’s independent auditors on the financial information contained in any offering document, private placement memorandum or similar document, including customary negative assurances comfort and change period comfort, to consummate any private placements of debt securities under Rule 144A of the 1933 Act on the last day of the Marketing Period;
“Confidentiality Agreement” means the letter agreement between First Reserve Corporation and the Company dated November 5, 2007, as amended from time to time in accordance with its terms;
“Consideration” means $32.68 in cash per Class A Subordinate Voting Share and per Class B Multiple Voting Share, subject to adjustment in accordance with the Arrangement Agreement;
“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (written or oral) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or affected or to which any of their properties or other assets is subject;
“Court” means the Supreme Court of British Columbia;
“D&O Insurance” has the meaning ascribed thereto under “Summary of Arrangement Agreement — Director and Officer Indemnification and Insurance”;
“Debt Tender Offer” has the meaning ascribed thereto under “Summary of Arrangement Agreement — Repayment of Existing Indebtedness of the Company”;
“Demand For Payment” means a written notice of a Dissenting Shareholder containing his or her name and address, the number of Class A Subordinate Voting Shares or Class Multiple Voting Shares in respect of which he or she dissents and a demand for payment of the fair value of such shares, submitted to the Company (or its successor);
“Depositary” means CIBC Mellon Trust Company, as depositary;
“Director” means the Director appointed pursuant to section 260 of the CBCA;
“Discovery Shares” has the meaning ascribed thereto under “Information Concerning the Company — Voting Securities — Take-Over Bid Protection”;
“Disinterested Vote” has the meaning ascribed thereto under the heading “Particulars of the Arrangement — Shareholder Approval of the Arrangement”.
“Dissent Procedures” has the meaning ascribed thereto under the heading “Dissenting Shareholders’ Rights”;
“Dissent Rights” has the meaning ascribed thereto under the heading “Dissenting Shareholders’ Rights”;
“Dissenting Shareholder” means a registered holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Class A Subordinate Voting Shares and Class B Multiple Voting Shares in respect of which Dissent Rights are validly exercised by such registered holder;
“Dobbin Shares” has the meaning ascribed thereto under “Information Concerning the Company — Voting Securities — Take-Over Bid Protection”;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC;
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
“Effective Time” means 12:01 a.m. (Vancouver time), or such other time as may be agreed to in writing by the Company and the Purchaser, on the Effective Date;
“Employee Share Purchase Plan” means the Employee Share Purchase Plan of the Company as amended and restated as of December 20, 2000;
“Equity Commitment Letter” means the executed equity commitment letter dated February 22, 2008 made by the Equity Sponsor in favour of the Purchaser, pursuant to which the Equity Sponsor has committed to provide the Purchaser with equity financing in the amount of $1,643 million;
“Equity Sponsor” means FR Horizon AIV, L.P.;
“Estate” means The Estate of the late Craig L. Dobbin;
“Exchange” or “Exchanges”, as applicable, means the TSX and/or NYSE, as applicable;
“Fairness Opinions” means the Merrill Lynch Opinion and the Scotia Capital Opinion;
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;
“Financial Advisors” means collectively, Merrill Lynch and Scotia Capital, the financial advisors to the Board of Directors;
“Financing Information” means the financial and other information regarding the Company and its subsidiaries as may be reasonably requested by the Purchaser, including financial statements, prepared in accordance with GAAP together with a reconciliation to United States generally accepted accounting principles prepared substantially in accordance with Item 18 of Form 20-F, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X and Regulation S-K promulgated under the 1933 Act (excluding information required by Regulation S-X Rule 3-10, but including summary guarantor/non-guarantor information of the type that customarily would be included in an offering memorandum relating to private placements of debt securities under Rule 144A of the 1933 Act) and of type and form, and for the periods, customarily included in offering documents to consummate private placements of debt securities under Rule 144A of the 1933 Act, assuming that such private placements were consummated at the same time during the Company’s fiscal year as such private placements of debt securities will be made, all of which shall be Compliant;
“GAAP” means Canadian generally accepted accounting principles, as in effect from time to time;
“Governmental Entity” means any (a) supranational, multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the Exchanges), regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and “Governmental Entities” means more than one Governmental Entity;
“Guarantor” means FR Horizon AIV, L.P.;
“Holdco” means 6922767 Holding (Cayman) Inc., an affiliate of the Purchaser;
“Holdco Replacement Option” has the meaning ascribed thereto under “Particulars of the Arrangement — Arrangement Mechanics”;

“Indemnified Person” has the meaning ascribed thereto under “Summary of Arrangement Agreement — Director and Officer Indemnification and Insurance”;
“Interim Order” means the interim order of the Court dated March 27, 2008, in respect of the Arrangement, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably, a copy of which is attached as Appendix F to the Circular;
“Investment Canada Act” means the Investment Canada Act, as amended;
“IRS” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations”;
“Key Non-Transportation Regulatory Approvals” means the Regulatory Approvals identified as such in the Arrangement Agreement and as described under “Regulatory Approvals -Key Non-Transportation Regulatory Approvals”;
“Law” or “Laws” means all federal, national, multinational, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated or applied by any Governmental Entity or self-regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;
“Lenders” means collectively, Morgan Stanley Bank International Limited and its affiliates;
“Letter(s) of Transmittal” means the letter(s) of transmittal sent by the Company with the Circular to the Registered Shareholders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares for use in connection with the Arrangement;
“Liens” means any hypothecs, mortgages, liens, charges, security interests, prior claims, pledges, options, rights of first refusal or first offer, covenants, restrictions, encumbrances of any kind and adverse claims;
“Limited Guaranty” means the limited guaranty dated as of February 22, 2008 by the Guarantor in favour of the Company;
“Long-Term Incentive Plan” means the Senior Management Long-Term Incentive Plan of the Company dated June 28, 2005, as amended or supplemented from time to time;
“Marketing Period” means, unless otherwise agreed by the Parties, the first period of 20 consecutive business days throughout and on the last day of which (a) the Purchaser will have the Financing Information, including the Financing Information with respect to the Company’s fiscal quarter ended January 31, 2008 (or, if such period commences after June 1, 2008 with respect to the Company’s fiscal year ended April 30, 2008) and such Financing Information will be Compliant, (b) all conditions set forth in “Summary of Arrangement Agreement — Mutual Conditions Precedent” and “Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser” (other than those that by their nature will not be satisfied until the Effective Time or conditions with respect to which the Purchaser will have failed to comply with its obligations under the Arrangement Agreement) have been satisfied or waived in accordance with the Arrangement Agreement and nothing has occurred and no condition exists that would cause any of those conditions (other than conditions with respect to which the Purchaser will have failed to comply with its obligations under the Arrangement Agreement) not to be satisfied unless waived in accordance with the Arrangement Agreement, assuming the Effective Time were to be scheduled for any time during such consecutive 20 business day period, and (c) the Company will have provided all co-operation which it is obligated to provide under the financing assistance provisions of the Arrangement Agreement; provided that, notwithstanding anything to the contrary above, the Marketing Period will not commence and will be deemed not to have commenced if, on or prior to the completion of such consecutive 20 business day period, (i) the Company will have announced any intention to restate any financial statements or financial information included in the Financing Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will be deemed not to commence at the earliest unless and until such restatement has been completed and the applicable Financing Information has been amended or the Company has announced that it has concluded that no restatement will be required, (ii) the Company will have failed to file any report with the applicable Securities Authorities when due, in which case the Marketing Period will be deemed not to commence unless and until all such reports have been filed, or (iii) the Financing Information would not be Compliant throughout and on the last day of such 20 business day period, in which case a new 20 business day period will commence upon the Purchaser receiving updated Financing Information that is Compliant, and the requirements in clauses (a), (b) and (c) above would be satisfied throughout and on the last day of such new 20 business day period;
“Matching Period” has the meaning ascribed thereto under “Summary of Arrangement Agreement — Non-Solicitation Covenant and Fiduciary Out — Purchaser’s Right to Match”;
“Material Adverse Effect” means any fact or state of facts, circumstance, change, effect, occurrence or event which: (a) either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Company and its subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in GAAP or changes in regulatory accounting requirements applicable to the offshore helicopter services industry or the helicopter repair and overhaul industry; (ii) any adoption, proposal, implementation or change in applicable Law or interpretations thereof by any Governmental Entity; (iii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iv) any change generally affecting the offshore helicopter services industry or the helicopter repair and overhaul industry; (v) the execution, announcement or performance of the Arrangement Agreement or consummation of the transactions contemplated by the Arrangement Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, distributors, partners or suppliers as a direct result thereof or in connection therewith; (vi) any natural disaster; (vii) any change in the market price or trading volume of the securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which the securities of the Company trade; (viii) the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (ix) any actions taken (or omitted to be taken) at the written request of the Purchaser; or (x) any action taken by the Company or any of its subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to the Arrangement Agreement to obtain the Regulatory Approvals); provided, however, that with respect to clauses (i), (ii), (iii), (iv) and (vi) such matter does not have a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to comparable entities operating in the offshore helicopter services industry or the helicopter repair and overhaul industry, and references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred; or (b) either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the Company from performing its material obligations under the Arrangement Agreement in any material respect;
“Material Contract” means any Contract that: (a) if terminated would reasonably be expected to have a material adverse effect on the results or operations of the Company and its subsidiaries on a consolidated basis; (b) provides for obligations or entitlements of the Company, or which has an economic value to the Company or any of its subsidiaries, in excess of either $5 million per annum or $15 million in total; (c) is a Contract that contains any non-competition obligations or otherwise restricts in any material way the business of the Company or any subsidiary or affiliate of the Company or that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; (d) relates to indebtedness in excess of $5 million or relates to the direct or indirect guarantee or assumption by the Company or its subsidiaries (contingent or otherwise) of any payment or performance obligations of any other person in excess of $5 million; (e) is a financial risk management Contract, such as currency, commodity interest or equity related hedge or derivative

Contract; (f) relates to the disposition or acquisition by the Company or any of its subsidiaries after the date of the Arrangement Agreement of an amount of assets in excess of $5 million or pursuant to which the Company or any of its subsidiaries has any ownership interest in any other person or other business enterprise other than the Company’s subsidiaries in excess of $5 million; (g) relates to the acquisition or sale by the Company of any operating business or the capital stock or other ownership interest of any other person in excess of $5 million; (h) that is a material shareholders, joint venture, alliance or partnership agreement; (i) to which an associate (as defined in the Securities Act) of the Company or any of its subsidiaries is a party; (j) to which an original equipment manufacturer of Aircraft and/or Parts is a party and such Contract relates to an Aircraft purchase, the purchase of Parts with a term of more than two years, the provision of maintenance, repair and overhaul services for a term of more than two years or the licensing of maintenance, repair and overhaul services; or (k) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
“material fact” has the meaning ascribed thereto in the Securities Act;
“Meeting” means the special meeting of Shareholders to be held on Tuesday, April 29, 2008 and any adjournment or postponement thereof, to consider the Arrangement Resolution;
“Meeting Materials” means collectively, the Notice of Meeting, the Circular, the form(s) of proxy and Letter(s) of Transmittal;
“Merrill Lynch” means Merrill Lynch, Pierce, Fenner & Smith Incorporated;
“Merrill Lynch Opinion” means the written fairness opinion dated February 22, 2008 rendered by Merrill Lynch to the Board of Directors in connection with the Arrangement, attached as Appendix D-1 to the Circular;
“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions;
“Nominee” means an intermediary that a Non-Registered Shareholder deals with in respect of the Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans;
“Non-Registered Shareholder” has the meaning ascribed thereto under “The Meeting and Solicitation of Proxies — Non-Registered Shareholders”;
“Non-Resident Dissenting Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares Not Resident in Canada — Dissenting Shareholders”;
“Non-Resident Shareholder” means a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who, for the purposes of the Tax Act and at all relevant times, (a) has not been and is not resident in Canada or deemed to be resident in Canada, and (b) does not use or hold and is not deemed to use or hold Class A Subordinate Voting Shares or Class B Multiple Voting Shares in connection with carrying on a business in Canada;
“non-U.S. holder” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations”;
“Notice of Dissent” means a written objection to the Arrangement Resolution by a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares;
“Notice of Meeting” means the Notice of Special Meeting of Shareholders dated March 28, 2008 accompanying the Circular;
“NYSE” means the New York Stock Exchange;
“O.S. Holdings” means O.S. Holdings Inc., a corporation incorporated under the laws of the Province of Newfoundland and Labrador, the common shares of which are indirectly owned by the Estate;
“Offer To Pay” means a written offer to a Dissenting Shareholder by the Purchaser to pay to such holder the fair value of such holder’s Class A Subordinate Voting Shares or Class B Multiple Voting Shares;

“Option” means an option to purchase Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable, granted under a Stock Option Plan;
“Ordinary Share Loan” means the ordinary share loan agreement dated as of December 9, 1997 among the Company and O.S. Holdings;
“Ordinary Shares” means the Ordinary Shares in the capital of the Company;
“Outside Date” means July 22, 2008, or such later date as the Purchaser and the Company may agree in writing; provided that if the Effective Date has not occurred by July 22, 2008 as a result of either (a) the failure to obtain all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals or (b) the last day of the Marketing Period having not then occurred (and the Purchaser has not then specified a date within the Marketing Period for the filing of the Articles of Arrangement as contemplated by the Arrangement Agreement), then in each case either the Purchaser or the Company may from time to time elect in writing to extend the Outside Date by a specified period of not less than five business days, provided that (i) in aggregate such extensions shall not exceed 120 days and (ii) that the Outside Date may only be extended for the minimum period reasonably necessary to obtain all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals and to complete the Marketing Period and then only if the Party so extending the Outside Date is then in compliance in all material respects with its obligations under the Arrangement Agreement and reasonably believes that all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals are capable of being obtained and the Marketing Period is capable of being concluded on or prior to the Outside Date, as it may be so extended;
“Parties” means, collectively, the Purchaser and the Company, and “Party” means either of them;
“Parts” means any and all parts, accessories and assemblies for Aircraft including any and all avionics, furnishings, instruments, appurtenances, accessories, components, communication and radar equipment, main rotor blades, engines, transmissions, main rotor heads, tail rotor assemblies, intermediate gear boxes, servo actuators, nodal beams, skid tubes, cockpit voice recorders and other equipment of any kind or nature whatsoever (whether consumable, repairable or non-repairable, spare parts or otherwise), whether or not incorporated or installed in, attached to or forming part of any Aircraft at a particular time;
“Permitted Transfer” has the meaning ascribed thereto under “Information Concerning the Company — Voting Securities — Take-Over Bid Protection”;
“person” includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, venture capital fund, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“PFIC” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”;
“Plan of Arrangement” means the plan of arrangement, substantially in the form of Appendix B to the Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Plans Consideration” means the funds required to pay in full the aggregate consideration payable on the transfer of the Options, PSUs and SARs pursuant to the Arrangement in accordance with the description under “Particulars of the Arrangement — Arrangement Mechanics”;
“Pre-Closing Reorganization” means the reorganization of the capital, assets and corporate structure (and all related transactions) of the Company and certain of its subsidiaries, as set forth in the Arrangement Agreement;
“Prior Incentive Plan” means the long-term incentive plan for senior management of the Company as it existed immediately prior to the adoption of the Long-Term Incentive Plan;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;
“PSU” means a performance share unit issued under the Long-Term Incentive Plan or the Prior Incentive Plan;
“Purchaser” means 6922767 Canada Inc., a corporation incorporated under the laws of Canada;
“Purchaser Loan” has the meaning ascribed thereto under “Summary of Arrangement Agreement — Repayment of Existing Indebtedness of the Company”;
“Purchaser Parties” means the Purchaser and the Equity Sponsor;
“Record Date” means the close of business (Toronto time) on March 28, 2008, the record date for the Meeting;
“Registered Shareholder” means a registered holder of Shares as shown in registers maintained by or on behalf of the Company;
“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), waivers, early terminations, authorizations, clearances, or written confirmations of no intention to initiate legal proceedings from Governmental Entities required to consummate the transactions contemplated by the Arrangement Agreement, including the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals;
“Reorganizations” means collectively, the Pre-Closing Reorganization and the Additional Reorganization, and “Reorganization” means either of them;
“Representatives” has the meaning ascribed thereto under “Summary of Arrangement Agreement — Non-Solicitation Covenant and Fiduciary Out”;
“Resident Dissenting Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares Resident in Canada — Dissenting Shareholders”;
“Resident Shareholder” means a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who, for purposes of the Tax Act and any applicable income tax convention, at all relevant times, is or is deemed to be resident in Canada;
“RESP” means registered educational savings plan;
“Reviewable Transaction” means a transaction involving the acquisition of control of a Canadian business by a non-Canadian that is subject to review under the Investment Canada Act;
“Rollover Option” means each option to purchase Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable, granted under a Stock Option Plan, held by an employee of the Company or any of its subsidiaries who, no later than five business days prior to the Meeting, has notified the Purchaser in writing of his or her election to receive a Holdco Replacement Option in exchange for such option; provided that neither the Estate nor any of its beneficiaries may elect to receive a Holdco Replacement Option;
“RRIF” means registered retirement income fund;
“RRSP” means registered retirement savings plan;
“SAR” means a share appreciation right granted under the Share Appreciation Rights Plan;
“Scotia Capital” means Scotia Capital Inc.;
“Scotia Capital Opinion” means the written opinion dated February 22, 2008 rendered by Scotia Capital to the Board of Directors in connection with the Arrangement, attached as Appendix D-2 to the Circular;

“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the Securities Act (Ontario), as amended;
“Securities Authorities” means the SEC, the Ontario Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;
“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial, United States federal and state securities Laws, rules and regulations and published policies thereunder;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Senior Credit Facility” means the Third Amended and Restated Credit Agreement dated as of July 31, 2007 among The Bank of Nova Scotia, as administrative agent, the lenders from time to time party to such agreement, and the Company and other obligors from time to time, as amended;
“Senior Notes Indenture” means the Indenture dated as of April 27, 2004 among the Company, each of the subsidiary guarantors named therein and The Bank of New York, as trustee, as amended;
“Senior Subordinated Notes” means the Company’s 7 3/8% Senior Subordinated Notes due 2014, issued pursuant to the Senior Notes Indenture;
“Share Appreciation Rights Plan” means the Share Appreciation Rights Plan of the Company dated October 19, 2000, as amended or supplemented;
“Shareholders” means, the registered or beneficial holders of Shares, as the context requires;
“Shares” means, collectively, the Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares;
“SRPs” means the supplementary retirement plan agreements;
“Stock Option Plan” means the Employee Share Option Plan of the Company as amended and restated as of September 28, 2006, as amended or supplemented, and each other stock option plan of the Company;
“Strategic Review Committee” has the meaning ascribed thereto under “Background to and Reasons for the Arrangement — Background to the Arrangement”;
“subsidiary” means “subsidiary” as defined in section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement;
“Superior Proposal” means a bona fide written Acquisition Proposal not obtained in breach of the non-solicitation provisions of the Arrangement Agreement to acquire not less than 90% of the outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares (or all or substantially all of the assets of the Company on a consolidated basis) that the Board of Directors determines in good faith, after consultation with its financial and outside legal advisors, is a transaction (a) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, (b) that is on terms and conditions more favourable, from a financial point of view, to the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares than the terms and conditions of the transaction contemplated by the Arrangement Agreement (after giving effect to any changes to the financial terms of the Arrangement Agreement proposed by the Purchaser in response to such Acquisition Proposal pursuant to the Purchaser’s right to match under the Arrangement Agreement), (c) that is not subject to any due diligence condition, and (d) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors to be likely to be obtained;
“Tax” and “Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including Tax instalment payments, unemployment insurance contributions and employment insurance contributions, Canada Pension Plan and provincial pension contributions (and similar foreign plans), worker’s compensation and deductions at source, taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;
“Tax Act” means the Income Tax Act (Canada), as amended;
“Tendered Notes” has the meaning ascribed thereto under “Summary of Arrangement Agreement — Repayment of Existing Indebtedness of the Company”;
“Termination Fee” has the meaning ascribed under “Summary of Arrangement Agreement — Termination Fee, Break-Up Fee and Expenses — Termination Fee Payable by the Company”;
“Transfer Agent” means CIBC Mellon Trust Company or any successor thereof, as registrar and transfer agent of the Company for the Class A Subordinate Voting Shares and Class B Multiple Voting Shares;
“Transportation Regulatory Approvals” means the Regulatory Approvals identified as such in the Arrangement Agreement and as described under “Regulatory Approvals — Transportation Regulatory Approvals”;
“TSX” means the Toronto Stock Exchange;
“US$” means U.S. dollars;
“U.S.” or “United States” means the United States of America;
“U.S. holder” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations”;
“VIF” means a voting instruction form; and
“Voting Agreement” means the voting support agreement made as of February 22, 2008 among the Purchaser, Mark D. Dobbin, in his capacity as sole executor of the Estate, Discovery Helicopters Inc. and O.S. Holdings, pursuant to which such parties have agreed in favour of the Purchaser to, among other things, vote all of their Class A Subordinate Voting Share, Class B Multiple Voting Shares and Ordinary Shares in favour of the Arrangement Resolution.

DIRECTORS’ APPROVAL
The undersigned Vice-President, Legal Services and Corporate Secretary of the Company certifies that the contents and sending of the Circular have been approved by the Board of Directors of the Company.

Richmond, British Columbia
March 28, 2008.	BY ORDER OF THE BOARD OF DIRECTORS

Martin Lockyer
Vice-President, Legal Services & Corporate Secretary

CONSENT OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
To: The Board of Directors of CHC Helicopter Corporation
We hereby consent to the references to our name and fairness opinion letter dated February 22, 2008 to the Board of Directors of CHC Helicopter Corporation under “Summary — Merrill Lynch Opinion”, “Background to and Reasons for the Arrangement — Background to the Arrangement” and “Background to and Reasons for the Arrangement — Merrill Lynch Opinion” and to the inclusion of the text of our fairness opinion in Appendix D-1 of the Notice of Special Meeting of Shareholders and Management Information Circular of CHC Helicopter Corporation dated March 28, 2008 with respect to a plan of arrangement. In providing such consent, we do not intend that any person other than the Board of Directors of CHC Helicopter Corporation rely upon our fairness opinion.

Toronto, Ontario March 28, 2008	(Signed) MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CONSENT OF SCOTIA CAPITAL INC.
To: The Board of Directors of CHC Helicopter Corporation
We hereby consent to the references to our name and fairness opinion letter dated February 22, 2008 to the Board of Directors of CHC Helicopter Corporation under “Summary — Scotia Capital Opinion”, “Background to and Reasons for the Arrangement — Background to the Arrangement” and “Background to and Reasons for the Arrangement — Scotia Capital Opinion” and to the inclusion of the text of our opinion in Appendix D-2 of the Notice of Special Meeting of Shareholders and Management Information Circular of CHC Helicopter Corporation dated March 28, 2008 with respect to a plan of arrangement. In providing such consent, we do not intend that any person other than the Board of Directors of CHC Helicopter Corporation rely upon our fairness opinion.

Toronto, Ontario March 28, 2008	(Signed) SCOTIA CAPITAL INC.

APPENDIX A
ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
CHC HELICOPTER RESOLUTION
BE IT RESOLVED THAT:
1.	The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of CHC Helicopter Corporation (the “Company”), as more particularly described and set forth in the management information circular dated March 28, 2008 (the “Company Circular”) of the Company accompanying the notice of meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement Agreement”) dated as of February 22, 2008, between the Company and 6922767 Canada Inc., is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), substantially in the form set out in Appendix B to the Company Circular, is hereby authorized, approved and adopted.

3.	The (a) Arrangement Agreement and related transactions, (b) actions of the directors of the Company in approving the Arrangement Agreement, and (c) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Company Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and the Ordinary Shares of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (a) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

APPENDIX B
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE I
INTERPRETATION
1.1 Definitions
Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement (as defined below) and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):
“affiliate” has the meaning ascribed thereto in the CBCA;
“Amalco” means the corporation formed upon the amalgamation of the Purchaser and the Company in accordance with Section 3.1(13);
“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.12 of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Arrangement Agreement” means the arrangement agreement dated as of February 22, 2008 between the Purchaser and the Company (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with the terms thereof;
“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting;
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;
“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto or Vancouver, Canada, New York, New York or London, UK;
“CBCA” means the Canada Business Corporations Act, as amended;
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;
“Class A Shares” means the Class A Subordinate Voting Shares in the capital of the Company, other than the Purchaser Shares;
“Class B Shares” means the Class B Multiple Voting Shares in the capital of the Company, other than the Purchaser Shares;
“Company” means CHC Helicopter Corporation, a corporation existing under the laws of Canada;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, sent to, among others, holders of the Shares and the Ordinary Shares in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;
“Company Meeting” means the special meeting of the holders of Shares and Ordinary Shares, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Arrangement Resolution;
“Consideration” means Cdn$32.68 in cash per Class A Share and per Class B Share, subject to adjustment in accordance with Section 2.3;
“Court” means the Supreme Court of British Columbia;
“Depositary” means CIBC Mellon Trust Company, as depositary;
“Director” means the Director appointed pursuant to Section 260 of the CBCA;
“Dissent Rights” has the meaning ascribed thereto in Section 4.1;
“Dissenting Shareholder” means a registered holder of the Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered holder;
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
“Effective Time” means 12:01 a.m. (Vancouver time), or such other time as may be agreed to in writing by the Company and the Purchaser, on the Effective Date;
“Exchange” or “Exchanges”, as applicable, means the Toronto Stock Exchange and/or the New York Stock Exchange, as applicable;
“Filing Time” has the meaning ascribed thereto in Section 2.8(3) of the Arrangement Agreement;
“Final Order” means the final order of the Court, as contemplated by Section 2.5 of the Arrangement Agreement, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;
“Governmental Entity” means any (a) supranational, multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the Exchanges), regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and “Governmental Entities” means more than one Governmental Entity;

“Holdco” means 6922767 Holding (Cayman) Inc.;
“Holdco Replacement Option” has the meaning ascribed thereto in Section 3.1(11);
“holders” means (a) when used with reference to the Shares or the Ordinary Shares, except where the context otherwise requires, the holders of the Shares or the Ordinary Shares, as the case may be, shown from time to time in the registers maintained by or on behalf of the Company in respect of the Shares or the Ordinary Shares, respectively, and (b) when used with reference to the Options, Rollover Options, the PSUs or the SARs, the holders of Options, Rollover Options, PSUs or SARs, respectively, shown from time to time in the registers or accounts maintained by or on behalf of the Company in respect of the Stock Option Plan, the Long-Term Incentive Plan, the Prior Incentive Plan and the Share Appreciation Rights Plan, as applicable;
“Initial Preferred Shares” has the meaning ascribed thereto in Section 3.1(5);
“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;
“Law” or “Laws” means all federal, national, multinational, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated or applied by any Governmental Entity or self-regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;
“Letter of Transmittal” means the letter of transmittal sent by the Company to holders of Shares for use in connection with the Arrangement;
“Liens” means any hypothecs, mortgages, liens, charges, security interests, prior claims, pledges, options, rights of first refusal or first offer, covenants, restrictions, encumbrance of any kind and adverse claims;
“Long-Term Incentive Plan” means the Senior Management Long-Term Incentive Plan of the Company dated June 28, 2005, as amended or supplemented from time to time;
“New Directors” has the meaning ascribed thereto in Section 3.1(4);
“Option” means an option to purchase Class A Shares or Class B Shares, as applicable, granted under a Stock Option Plan, other than a Rollover Option;
“Ordinary Shares” means the Ordinary Shares in the capital of the Company;
“Parties” means, collectively, the Purchaser and the Company, and “Party” means any of them;
“person” includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, venture capital fund, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations thereto made in accordance with Section 9.12 of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Plans Consideration” means the funds required to pay in full the aggregate consideration payable on the transfer of the Options, PSUs and SARs pursuant to the Arrangement in accordance with Article III;
“Preferred Shares” means the series of first preferred shares of the Company designated in accordance with Section 7.13 of the Arrangement Agreement;
“Prior Incentive Plan” means the long-term incentive plan for senior management of the Company as it existed immediately prior to the adoption of the Long-Term Incentive Plan;
“PSU” means a performance share unit (a) issued under the Long-Term Incentive Plan and credited to the account of a person employed by the Company or its subsidiaries immediately prior to the Effective Time or (b) issued under the Prior Incentive Plan;
“Purchaser” means 6922767 Canada Inc., a corporation incorporated under the laws of Canada;
“Purchaser Loan” has the meaning ascribed thereto in Section 7.9(4) of the Arrangement Agreement;
“Purchaser Shares” means any Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Company held by the Purchaser immediately prior to the Effective Time;
“Rollover Option” means each option to purchase Class A Shares or Class B Shares, as applicable, granted under a Stock Option Plan, held by an employee of the Company or any of its subsidiaries who, no later than five business days prior to the Company Meeting, has notified the Purchaser in writing of his or her election to receive a Holdco Replacement Option in exchange for such option; provided that neither The Estate of the Late Craig L. Dobbin nor any of its beneficiaries may elect to a receive a Holdco Replacement Option;
“SAR” means a share appreciation right granted under the Share Appreciation Rights Plan;
“Share Appreciation Rights Plan” means the Share Appreciation Rights Plan of the Company dated October 19, 2000, as amended or supplemented;
“Shares” means, collectively, the Class A Shares and the Class B Shares;
“Stock Option Plan” means the Employee Share Option Plan of the Company as amended and restated as of September 28, 2006, as amended or supplemented, and each other stock option plan of the Company;
“Subsequent Preferred Shares” has the meaning ascribed thereto in Section 3.1(6);
“Subscription Amount” means an amount equal to the Plans Consideration; and
“Tax Act” means the Income Tax Act (Canada), as amended.

1.2 Interpretation Not Affected by Headings
The division of this Plan of Arrangement into Articles, Sections, Appendices, subsections, paragraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, Appendix, subsection, paragraph or clause by number or letter or both refer to the Article, Section, Appendix, subsection, paragraph or clause, respectively, bearing that designation in this Plan of Arrangement. The words “hereof’, “herein” and “hereunder” and words of like import used in this Plan of Arrangement shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement.
1.3 Rules of Construction
In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders. References in this Plan of Arrangement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.
1.4 Currency
Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian currency and “Cdn$” or “$” refers to Canadian dollars.
1.5 Date for Any Action
If the date on which any action is required to be taken hereunder by a person is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.
1.6 References to Dates, Statutes, etc.
In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. In this Plan of Arrangement, references to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Plan of Arrangement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.
1.7 Time
Time shall be of the essence in this Plan of Arrangement. All times expressed herein are Vancouver, British Columbia time unless otherwise stipulated herein.

ARTICLE II
THE ARRANGEMENT
2.1 Arrangement Agreement
This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.
2.2 Binding Effect
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of the Shares (including those described in Section 4.1), the holder and beneficial owner of the Ordinary Shares, the holder and beneficial owner of the Purchaser Shares, the Initial Preferred Shares and the Subsequent Preferred Shares, and all holders of Options, Rollover Options, PSUs and SARs, at and after the Effective Time without any further act or formality required on the part of any person, except as expressly provided herein.
2.3 Adjustment to Consideration
If, on or after February 22, 2008, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Shares (other than the redemption of the Ordinary Shares and other than the payment of dividends declared prior to the date hereof), or sets a record date therefor that is prior to the Effective Date, then the Consideration shall be adjusted to reflect such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the value of such dividend.
ARTICLE III
ARRANGEMENT
3.1 The Arrangement
The following events set out in this Section 3.1 shall occur and shall be deemed to occur consecutively in the order and at the times set out in this Section 3.1 without any further authorization, act or formality:
Events Occurring Prior to the Effective Time
(1)	Effective as of 11:59 p.m. (Vancouver time) on the business day immediately preceding the Effective Date, the Company shall, subject to applicable Law, redeem all of the issued and outstanding Ordinary Shares pursuant to the Company’s articles. Payment of the redemption proceeds shall be satisfied by way of set-off against O.S. Holdings Inc.’s obligation to repay in full all amounts outstanding under the ordinary share loan agreement, dated as of December 9, 1997, between the Company and O.S. Holdings Inc.

(2)	On the Effective Date, effective as of immediately prior to the Effective Time, the Purchaser shall advance in full by wire transfer of immediately available funds to, or as directed by, the Company the Purchaser Loan, which will be evidenced by a demand promissory note, in form and substance reasonably satisfactory to the Purchaser and the Company, and will be used by the Company to repay existing indebtedness of the Company in accordance with Section 7.9(4) of the Arrangement Agreement;

(3)	Immediately prior to the Effective Time, the Depositary shall acknowledge that (a) the Purchaser has deposited in accordance with Section 5.1(4) the Subscription Amount with the Depositary to be held in a segregated account by the Depositary that, upon completion of Section 3.1(6), will be used by the Depositary, on behalf of the Company, for the exclusive purpose of paying all amounts in respect of the Options, PSUs and SARs in accordance with Section 3.1(7)(a), Section 3.1(8)(a) and Section 3.1(9)(a), respectively, and (b) the Purchaser has, in accordance with Section 5.1(1), deposited, or has arranged to have deposited, an amount equal to the aggregate Consideration for the Shares with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of paying the aggregate Consideration for the Shares in accordance with Section 3.1(10).
Events Occurring at or After the Effective Time
(4)	At the Effective Time, all directors of the Company shall cease to be directors and the following persons shall become the directors of the Company (the “New Directors”): •, • and •.

(5)	At one minute after the Effective Time, the Purchaser shall subscribe for a specified number of Preferred Shares of the Company (the “Initial Preferred Shares”) for an aggregate subscription price equal to the Purchaser Loan, such specified number to be equal to the Purchaser Loan divided by an amount equal to the Consideration. Payment of such subscription price shall be satisfied by way of set-off against the Company’s obligation to repay the Purchaser Loan to the Purchaser, and the Initial Preferred Shares shall be issued by the Company at one minute after the Effective Time.

(6)	At two minutes after the Effective Time, the Purchaser shall subscribe for a specified number of Preferred Shares of the Company (the “Subsequent Preferred Shares”) for an aggregate subscription price equal to the Subscription Amount, such specified number to be equal to the Subscription Amount divided by an amount equal to the Consideration. Payment of the Subscription Amount shall be satisfied by the deposit of such amount with the Depositary in accordance with Section 5.1(4), and the Subsequent Preferred Shares shall be issued by the Company at two minutes after the Effective Time. The Subscription Amount shall be used by the Depositary to pay the Plans Consideration, on behalf of the Company, in accordance with Section 5.1(4).

(7)	At three minutes after the Effective Time, each Option outstanding immediately prior to the Effective Time, notwithstanding any contingent vesting provisions to which it might otherwise have been subject, shall be deemed to be vested and exercisable only as part of the Arrangement, and:
(a)	each such Option shall be transferred by the holder thereof to the Company in exchange for a cash payment from or on behalf of the Company, equal to the excess, if any, of (i)(A) the Consideration multiplied by (B) the number of Shares issuable upon the exercise of such Option over (ii) the applicable aggregate exercise price in respect of such Option, which amount shall be paid to the holder pursuant to and in accordance with Section 5.1(4) from the funds deposited with the Depositary under such section; and

(b)	each such Option shall immediately be cancelled and all option agreements related thereto shall be terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(7) in the manner specified in Article V.
(8)	At four minutes after the Effective Time, notwithstanding any contingent vesting provisions to which a PSU might otherwise have been subject (and assuming a performance factor of one for each such PSU):
(a)	each PSU outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to the Company in exchange for a cash payment from or on behalf of the Company, equal to (i) in the case of each outstanding PSU issued under the Long-Term Incentive Plan, an amount equal to the Consideration and (ii) in the case of each outstanding PSU issued under the Prior Incentive Plan, an amount equal to the excess, if any, of the Consideration over the reference price for such PSU, which amount shall in each case be paid to the holder pursuant to and in accordance with Section 5.1(4) from the funds deposited with the Depositary under such section;

(b)	each such PSU shall immediately be cancelled and all agreements related thereto shall be terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(8) in the manner specified in Article V; and

(c)	the Prior Incentive Plan shall be terminated and none of the Company or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Section 3.1(8) and Article V.
(9)	At five minutes after the Effective Time, notwithstanding any contingent vesting provisions to which a SAR might otherwise have been subject:
(a)	each SAR outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to the Company in exchange for a cash payment from, or on behalf of the Company, equal to the excess, if any, of (i)(A) the Consideration multiplied by (B) the number of Shares to which the value of such SAR is referenced over (ii) the applicable grant value in respect of such SAR, which amount shall be paid to the holder pursuant to and in accordance with Section 5.1(4) from the funds deposited with the Depositary under such section;

(b)	each such SAR shall immediately be cancelled and all agreements related thereto shall be terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(9) in the manner specified in Article V; and

(c)	the Share Appreciation Rights Plan shall be terminated and none of the Company or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Section 3.1(9) and Article V.
(10)	At six minutes after the Effective Time, each Share outstanding immediately prior to the Effective Time shall be transferred to the Purchaser in exchange for the Consideration from the Purchaser, which amount shall be paid to the holder pursuant to and in accordance with Article V from the funds deposited with the Depositary under Section 5.1(1), and the names of the holders of such Shares transferred to the Purchaser shall be removed from the applicable registers of holders of Class A Shares and/or Class B Shares, as applicable, and the Purchaser shall be recorded as the registered holder of the Shares so acquired and shall be the legal and beneficial owner thereof; provided that, if ultimately entitled in accordance with Section 4.1, Dissenting Shareholders shall have the right to receive a payment from the Purchaser equal to the fair value of the outstanding Shares held immediately prior to the Effective Time by such Dissenting Shareholders in lieu of the Consideration.

(11)	At seven minutes after the Effective Time, notwithstanding any contingent vesting provisions to which it might otherwise have been subject:
(a)	each Rollover Option outstanding immediately prior to the Effective Time shall be exchanged for a fully-vested option granted by Holdco (a “Holdco Replacement Option”)
(A)	to acquire a number of ordinary shares of Holdco equal to (i) the aggregate number of ordinary shares of Holdco outstanding immediately prior to the Effective Time (on a fully diluted basis having regard for the number of underlying ordinary shares to be issued pursuant to the Holdco Replacement Options), multiplied by (ii)(1) the number of Class A Shares or Class B Shares, as applicable, issuable upon exercise of the Rollover Option immediately before the Effective Time, divided by (2) the aggregate number of Class A Shares and Class B Shares, as applicable, outstanding immediately prior to the Effective Time (on a fully diluted basis), which number of ordinary shares shall be rounded down to the nearest whole number,

(B)	at an exercise price per Holdco Replacement Option equal to (x) the aggregate fair market value at the Effective Time of the ordinary shares of Holdco issuable under the Holdco Replacement Option (on a fully diluted basis having regard for the number of underlying ordinary shares to be issued pursuant to the Holdco Replacement Options), as determined in good faith by the board of directors of Holdco, less (y) the amount by which (1) the Consideration multiplied by the number of Class A Shares or Class B Shares, as applicable, issuable upon exercise of the Rollover Option immediately before the Effective Time, exceeds (2) the aggregate exercise price for such Rollover Option immediately before the Effective Time, which exercise price per Holdco Replacement Option shall be rounded up to the nearest whole cent.
Each Holdco Replacement Option and the terms of any agreement evidencing the grant thereof shall be subject to the terms of the option plan of Holdco to be implemented upon the consummation of the Arrangement, provided that the termination date of each Holdco Replacement Option shall be the same as the termination date of the Rollover Option exchanged therefor pursuant to the Stock Option Plan. For greater certainty, notwithstanding anything to the contrary herein, the exchange of Rollover Options for Holdco Replacement Options shall be structured so as to meet the requirements for a tax-deferred exchange of Rollover Options under subsection 7(1.4) of the Tax Act; and

(b)	the Stock Option Plan shall be terminated and none of the Company or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to Section 3.1(7), this Section 3.1(11) and Article V.
(12)	At eight minutes after the Effective Time, appropriate officers of the Company and the New Directors shall execute the documents referred to in subsection 4800(4) of the Regulations under the Tax Act in order to give effect to the election by the Company not to be a public corporation from and after that point in time, including:
(a)	prescribed form T2067;

(b)	a written resolution of the New Directors authorizing such election to be made;

(c)	a certified copy of such written resolution; and

(d)	a statutory declaration made by a New Director stating that, after reasonable inquiry for the purpose of informing himself or herself in that regard, to the best of his or her knowledge, the Company complies with all the prescribed conditions that must be complied with at the time the election is made.
(13)	At nine minutes after the Effective Time, the Company and the Purchaser shall be amalgamated and continued as one corporation under the CBCA in accordance with the following:
(a)	Name. The name of Amalco shall be “CHC Helicopter Corporation”;

(b)	Registered Office. The registered office of Amalco shall be located in the City of Richmond in the Province of British Columbia. The address of the registered office of Amalco shall be 4740 Agar Drive, Richmond, British Columbia V7B 1A3;

(c)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(d)	Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares;

(e)	Share Provisions. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set out in Appendix A attached hereto;

(f)	Transfer Restrictions. No securities of Amalco shall at any time be transferred to any person without either (i) the consent of the directors of Amalco to be signified by a resolution passed by the board or by an instrument or instruments in writing signed by a majority of the directors, or (ii) the consent of the shareholders of Amalco to be signified either by a resolution passed by the shareholders or by an instrument or instruments in writing signed by the holders of shares of Amalco which shares represent a majority of the votes attributable to all of the issued and outstanding shares of Amalco carrying the right to vote;

(g)	Number of Directors. Amalco shall have three directors;

(h)	First Directors. The first directors of Amalco shall be •, • and •. The first directors of Amalco shall hold office until the first annual meeting of shareholders of Amalco (or the signing of a written resolution in lieu thereof) or until their successors are elected or appointed;

(i)	Conversion or Cancellation of Shares. The issued and outstanding shares of each of the Company and the Purchaser shall be converted into fully paid and non-assessable shares of Amalco or shall be cancelled without any repayment of capital in respect thereof as follows:
(A)	each common share of the Purchaser shall be converted into one common share of Amalco;

(B)	each preferred share of the Purchaser shall be converted into one preferred share of Amalco; and

(C)	all of the Shares, the Purchaser Shares, the Initial Preferred Shares and the Subsequent Preferred Shares shall be cancelled without any repayment of capital in respect thereof;
(j)	Stated Capital. For the purposes of the CBCA, (i) the aggregate stated capital attributable to the common shares of Amalco issuable pursuant to the Arrangement on the conversion of the common shares of the Purchaser shall be the aggregate of the stated capital attributable to the common shares of the Purchaser so converted immediately before the amalgamation and (ii) the aggregate stated capital attributable to the preferred shares of Amalco issuable pursuant to the Arrangement on the conversion of the preferred shares of the Purchaser shall be the aggregate of the stated capital attributable to the preferred shares of the Purchaser so converted immediately before the amalgamation;

(k)	By-laws. The by-laws of Amalco shall be the same as those of the Purchaser;

(l)	Effect of Amalgamation. The provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:
(A)	the property of each amalgamating corporation shall continue to be the property of Amalco;

(B)	Amalco shall continue to be liable for the obligations of each amalgamating corporation;

(C)	any existing cause of action, claim or liability to prosecution of an amalgamating corporation shall be unaffected;

(D)	any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalco; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalco; and

(m)	Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of incorporation of Amalco and the certificate issued in respect of such articles of arrangement by the Director under the CBCA shall be deemed to be the certificate of incorporation of Amalco.
3.2 Transfers Free and Clear
Any transfer of any securities pursuant to the Arrangement shall be free and clear of all Liens.
ARTICLE IV
RIGHTS OF DISSENT
4.1 Rights of Dissent
Registered holders of the Shares may exercise, pursuant to and in the manner set forth in Section 190 of the CBCA, the right of dissent in connection with the Arrangement, as same may be modified by the Interim Order and this Section 4.1 (“Dissent Rights”); provided that, notwithstanding subsection 190(5) of the CBCA, the written notice setting forth such registered holder’s objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the business day which is two business days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Registered holders of the Shares who duly and validly exercise such Dissent Rights and who:
(1)	are ultimately entitled to be paid by the Purchaser the fair value for their Shares, (a) shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been duly and validly exercised to the Purchaser, without any further act or formality, free and clear of all Liens at the time specified in Section 3.1(10), in consideration of a debt claim against the Purchaser to be paid the fair value of such Shares and (b) shall be entitled to be paid by the Purchaser an amount equal to the fair value of such Shares, and shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such registered holders not exercised their Dissent Rights in respect of such Shares; or

(2)	are ultimately not entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Shares as contemplated by Section 3.1(10).
4.2 Recognition of Dissenting Shareholders
(1)	In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(2)	For greater certainty, in no case shall the Purchaser, the Company or any other person be required to recognize a Dissenting Shareholder as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of Section 3.1(10), and the names of such Dissenting Shareholders shall be removed from the registers of holders of Class A Shares and/or Class B Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(10) occurs and the Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed the legal and beneficial owner thereof free and clear of any Liens. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of the Options, (ii) holders of Rollover Options, (iii) holders of the SARs, (iv) holders of the PSUs, (v) holders of the Ordinary Shares, and (vi) holders of Shares who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares).
ARTICLE V
CERTIFICATES AND PAYMENTS
5.1 Payment of Consideration
(1)	Prior to the Filing Time, in accordance with the terms of the Arrangement Agreement, the Purchaser shall deposit, for the benefit of holders of Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement (with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per applicable Share for this purpose only). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(2)	Upon the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1(10), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of the Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor from the Depositary, and the Depositary shall deliver to such holder as soon as possible, a cheque (or other form of immediately available funds) representing the cash which such holder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(3)	Until surrendered for cancellation as contemplated by this Section 5.1 each certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 5.1 or Section 4.1, as the case may be, less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser.

(4)	Prior to the Filing Time, in accordance with the Arrangement Agreement, the Purchaser shall deposit, or shall cause to be deposited, for the benefit of holders of Options, PSUs and SARs, the Subscription Amount (which is an aggregate cash amount equal the payments in respect thereof required by the Company under this Plan of Arrangement) with the Depositary. The cash shall be held in a separate interest-bearing account and any interest earned on such funds prior to the Effective Time shall be for the account of the Purchaser and thereafter for the account of the Company. On or as soon as practicable after the Effective Date, the Depositary shall deliver, on behalf of the Company, to each person who immediately before the Effective Time was a holder of Options, PSUs and

SARs, as reflected on the register or accounts maintained by or on behalf of the Company in respect of Options, PSUs and SARs as provided to the Depositary, a cheque (or other form of immediately available funds) representing the cash payment, if any, which such holder of Options, PSUs and SARs is entitled to receive pursuant to Section 3.1(7), Section 3.1(8) and Section 3.1(9), respectively, less any amounts required to be withheld pursuant to Section 5.3.

(5)	Any payment made by way of cheque by the Depositary on behalf of the Company or the Purchaser pursuant to this Plan of Arrangement that has not been deposited on or before the sixth anniversary of the Effective Time, or has been returned to the Depositary or that otherwise remains unclaimed on the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for the Shares, Options, PSUs or the SARs, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

(6)	No holder of Shares, Options, PSUs or SARs shall be entitled to receive any consideration with respect to such securities other than any cash payment to which such holder is entitled to receive in accordance with Article III and this Section 5.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to the Class A Shares and/or the Class B Shares with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.
5.2 Lost Certificates
In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 3.1(10) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.
5.3 Withholding Rights
The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person under this Plan of Arrangement (including any amounts payable pursuant to Section 4.1), such amounts as the Purchaser or the Company determines, acting reasonably, are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable Law. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.
5.4 Letter of Transmittal
At the time of mailing of the Company Circular or as soon as practicable after the Effective Date, the Company shall forward to each holder of Shares at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of the holders of Shares a Letter of Transmittal.
ARTICLE VI
AMENDMENTS
6.1 Amendments to Plan of Arrangement
(1)	The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Purchaser, (c) filed with the Court and, if made following the Company Meeting, approved by the Court and (d) communicated to holders of the Shares if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (a) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (b) if required by the Court, it is consented to by holders of the Shares voting in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Shares, Options, Rollover Options, PSUs or SARs.
ARTICLE VII
FURTHER ASSURANCES
7.1 Notwithstanding
Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.
7.2 Paramountcy
From and after three minutes after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Shares, Options, Rollover Options, PSUs and SARs issued prior to the Effective Time, (b) the rights and obligations of the holders of Shares, Options, Rollover Options, PSUs and SARs and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Shares, Options, Rollover Options, PSUs and SARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Appendix “A”
Amalco Share Terms
     The rights, privileges, restrictions and conditions attaching to the common shares and preferred shares are as follows:
Common Shares
The holders of the common shares shall be entitled:
     (a) to vote at all meetings of shareholders of Amalco except meetings at which only holders of another specified class of shares are entitled to vote;
     (b) to receive, subject to the rights of the holders of another class of shares, any dividend declared by Amalco; and
     (c) to receive, subject to the rights of the holders of another class of shares, the remaining property of Amalco on the liquidation, dissolution or winding up of Amalco, whether voluntary or involuntary.
Preferred Shares
     (a) Definitions
     In these share conditions, the following words and phrases shall have the following meanings:
(i)	“redemption price” of each Preferred Share means the sum of $1.00; and

(ii)	“Act” means the Canada Business Corporations Act.
     (b) Voting Rights
          Subject to the Act, the holders of the preferred shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of Amalco or to vote at any such meeting, unless Amalco shall fail, for a period of 6 months, to pay dividends at the prescribed rate on the preferred shares, whereupon and so long as any such dividends shall remain in arrears, the holders of the preferred shares shall be entitled to receive notice of, to attend and vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to attend.
     (c) Dividends
          Subject to the Act, the holders of the Preferred Shares shall in each financial year of Amalco in the discretion of the directors, but always in preference and priority to any payment of dividends on the common shares for such year, be entitled to non-cumulative dividends at the rate of •% per annum, payable in one or more instalments. In any financial year, after providing for the full dividend on the Preferred Shares, the directors may, in their discretion, declare dividends on the common shares in such amounts as they may determine. The holders of the Preferred Shares shall not be entitled to any dividends other than as provided for herein.

     (d) Redemption at Option of Amalco
(i)	General — Subject to the Act, Amalco may redeem the whole or any part of the issued Preferred Shares on payment for each share to be redeemed of the redemption price plus any dividends declared but unpaid thereon.

(ii)	Notice — Unless all the holders of the Preferred Shares to be redeemed shall have waived notice of such redemption, Amalco shall give not less than 5 days’ notice in writing of such redemption by mailing to each person who at the date of mailing is a registered holder of the Preferred Shares to be redeemed a notice in writing of the intention of Amalco to redeem such Preferred Shares. Such notice shall be mailed in a prepaid envelope addressed to each such shareholder at such shareholder’s address as it appears on the books of Amalco or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price of the shares to be redeemed and the date on which redemption is to take place and, if part only of the Preferred Shares held by the person to whom notice is given is to be redeemed, the number thereof so to be redeemed.

(iii)	Redemption Procedure — On or after the date so specified for redemption in such notice, Amalco shall pay or cause to be paid to or to the order of the registered holders of the shares to be redeemed the redemption price of such shares plus any dividends declared but unpaid thereon on presentation and surrender, at the registered office of Amalco or any other place designated in such notice, of the certificates representing the shares so called for redemption. Such payment shall be made by cheque payable at any branch in Canada of one of Amalco’s bankers for the time being.

(iv)	Partial Redemption — In case a part only of the Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall either be selected by lot in such manner as the board of directors in its sole discretion shall determine or, if the board of directors so determines, shall be redeemed pro rata, disregarding fractions, and the board of directors may provide for such adjustments as may be necessary to avoid the redemption of fractions of shares. If a part only of the Preferred Shares represented by any certificates are redeemed, a new certificate for the balance shall be issued by Amalco.

(v)	Cessation of Rights — From and after the date specified for redemption in any such notice, the Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price of the Preferred Shares plus any dividends declared but unpaid thereon shall not be made upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(vi)	Deposit of Redemption Price — Amalco shall have the right, at any time after the mailing of notice of its intention to redeem any shares, to deposit the redemption price of the Preferred Shares so called for redemption or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with any such redemption plus any dividends declared but unpaid thereon, in a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Preferred Shares in respect of which such deposit shall have been made shall be redeemed and the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total amount so deposited, against presentation and surrender of the said certificates held by them respectively, and interest allowed on any such deposit shall belong to Amalco.
     (e) Redemption at Option of Holder
(i)	General — Subject to the Act, a holder of any Preferred Shares shall be entitled to require Amalco to redeem the whole or any part of the Preferred Shares registered in the name of such holder on the books of Amalco.

(ii)	Notice — A holder of such shares to be redeemed shall tender to Amalco at its registered office a request in writing specifying (i) that such holder desires to have the whole or any part of the Preferred Shares registered in the name of such holder redeemed by Amalco and (ii) the business day, which shall be not less than 5 days after the day on which the request in writing is given to Amalco (unless Amalco shall have waived notice of redemption), on which the holder desires to have Amalco redeem such shares (the “redemption date”), together with the share certificates, if any, representing the Preferred Shares which the registered holder desires to have Amalco redeem.

(iii)	Redemption Procedure — Upon receipt of such request and share certificates, Amalco shall, on the redemption date, redeem such shares by paying to such registered holder an amount equal to the redemption price plus any dividends declared but unpaid thereon. Such payment shall be made by cheque payable at any branch in Canada of one of Amalco’s bankers for the time being. If a part only of the Preferred Shares represented by any certificates are redeemed, a new certificate for the balance shall be issued by Amalco.

(iv)	Cessation of Rights — The Preferred Shares shall be redeemed on the redemption date and thereafter such shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price plus any dividends declared but unpaid thereon is not made on the redemption date, in which case the rights of the holders of such shares shall remain unaffected.
     (f) Distribution Rights
          In the event of the liquidation, dissolution or winding up of Amalco, whether voluntary or involuntary, the holders of the Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of Amalco among the holders of the common shares, an amount equal to the redemption price of such shares plus any dividends declared but unpaid thereon and no more.

     (g) Variation of Rights
          The holders of the Preferred Shares shall not be entitled to vote separately as a class or to dissent upon a proposal to amend the articles:
(i)	to increase or decrease any maximum number of authorized shares of such class;

(ii)	to increase any maximum number of authorized shares of any other class having rights or privileges equal or superior to the shares of such class;

(iii)	to effect an exchange, reclassification or cancellation of the shares of such class; or

(iv)	to create a new class of shares equal or superior to the shares of such class.

APPENDIX C
ARRANGEMENT AGREEMENT

EXECUTION COPY
ARRANGEMENT AGREEMENT
BETWEEN
6922767 CANADA INC.
- AND -
CHC HELICOPTER CORPORATION
February 22, 2008

TABLE OF CONTENTS

ARTICLE I	INTERPRETATION	1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	13
1.3	Number and Gender	13
1.4	Date for Any Action	13
1.5	Currency	13
1.6	Accounting Matters	13
1.7	Knowledge	13
1.8	Schedules	14
1.9	Other Definitional and Interpretive Provisions	14

ARTICLE II	THE ARRANGEMENT	14
2.1	Arrangement	14
2.2	Interim Order	15
2.3	The Company Meeting	15
2.4	The Company Circular	16
2.5	Final Order	18
2.6	Court Proceedings	18
2.7	Stock Options; Rollover Options; PSUs; SARs	18
2.8	Articles of Arrangement and Effective Date	19
2.9	Payment of Consideration	20

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	20
3.1	Representations and Warranties of the Company	20
3.2	Company Disclosure Letter	20
3.3	Survival of Representations and Warranties of the Company	21

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	21
4.1	Representations and Warranties of the Purchaser	21
4.2	Survival of Representations and Warranties of the Purchaser	21

ARTICLE V	COVENANTS OF COMPANY AND THE PURCHASER	21
5.1	Covenants of the Company Regarding the Conduct of Business	21
5.2	Purchaser Financing	24
5.3	Mutual Covenants	26
5.4	Public Communications	28

ARTICLE VI	CONDITIONS	29
6.1	Mutual Conditions Precedent	29
6.2	Additional Conditions Precedent to the Obligations of the Purchaser	29

-i-

TABLE OF CONTENTS

6.3	Additional Conditions Precedent to the Obligations of the Company	30
6.4	Satisfaction of Conditions	31

ARTICLE VII	ADDITIONAL AGREEMENTS	31
7.1	Notice and Cure Provisions	31
7.2	Non-Solicitation	32
7.3	Expenses and Termination Fees	35
7.4	Access to Information; Confidentiality Agreement	37
7.5	Interim Period Consents	37
7.6	Employee Matters	38
7.7	Indemnification and Insurance	38
7.8	Financing Assistance	39
7.9	Repayment of Existing Indebtedness	42
7.10	Cooperation Regarding Reorganization	43
7.11	Termination of Shareholders' Agreement	44
7.12	Termination of Total Return Swap Agreement	44
7.13	Designation of Preferred Shares	44

ARTICLE VIII	TERMINATION, AMENDMENT AND WAIVER	45
8.1	Termination	45
8.2	Effect of Termination; Limited Recourse	46
8.3	Waiver	47

ARTICLE IX	GENERAL PROVISIONS	47
9.1	Notices	47
9.2	Governing Law; Jurisdiction; Service of Process	49
9.3	Injunctive Relief and Specific Performance	50
9.4	No Recourse	50
9.5	Time of Essence	50
9.6	Entire Agreement, Binding Effect and Assignment	50
9.7	Severability	50
9.8	No Third Party Beneficiaries	51
9.9	Rules of Construction	51
9.10	No Liability	51
9.11	Counterparts, Execution	51
9.12	Amendments	51

-ii-

ARRANGEMENT AGREEMENT
     THIS ARRANGEMENT AGREEMENT dated as of February 22, 2008,
BETWEEN:
          6922767 Canada Inc., a corporation incorporated under the laws of Canada (the “Purchaser”)
- and -
          CHC Helicopter Corporation, a corporation existing under the laws of Canada (the “Company”)
     WHEREAS the Purchaser desires to acquire all of the Class A Shares (as hereinafter defined) and Class B Shares (as hereinafter defined);
     AND WHEREAS the board of directors of the Company (the “Board of Directors”) has determined that the consideration per Class A Share and per Class B Share to be received by the holders of such shares pursuant to the Arrangement (as hereinafter defined) is fair and that the Arrangement is in the best interests of the Company and that the Board of Directors has resolved to support the Arrangement and to unanimously recommend (subject to abstentions) that the Shareholders (as hereinafter defined) vote in favour of the Arrangement, all subject to the terms and the conditions contained herein;
     AND WHEREAS the Purchaser has entered into a voting agreement, dated as of the date hereof, with The Estate of the Late Craig L. Dobbin, pursuant to which such party has agreed, subject to the terms and conditions thereof, to support and vote in favour of the Plan of Arrangement;
     THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:
ARTICLE I
INTERPRETATION
1.1 Definitions
In this Agreement, unless the context otherwise requires:
“1933 Act” means the United States Securities Act of 1933, as amended;
“1934 Act” means the United States Securities Exchange Act of 1934, as amended;
“ACN” means Aerocontractors Company of Nigeria Limited;
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal or inquiry from any person or joint actors (other than any Purchaser Party or any of their affiliates) relating to (a) any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a purchase), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries or 20% or more of the voting or equity securities of the Company or any of its subsidiaries (or rights or interests therein or thereto) whose assets or revenues, individually or in the aggregate, constitute 10% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries; (b) any direct or indirect take-over bid, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a person or joint actors beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 10% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 10% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries;
“Additional Reorganization” has the meaning ascribed thereto in Section 7.10(1);
“affiliate” has the meaning ascribed thereto in the CBCA;
“Agreement” means this arrangement agreement, as amended from time to time in accordance with its terms;
“Aircraft” means helicopters and fixed-wing aircraft, including all Parts from time to time incorporated or installed in, attached to or forming part of such aircraft;
“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.12 of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, to be substantially in the form and content of Schedule A;
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;
“Board of Directors” has the meaning ascribed thereto in the Recitals;
“Break-Up Fee” has the meaning ascribed thereto in Section 7.3(4);
“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto or Vancouver, Canada, New York, New York or London, UK;
“Canada Transportation Act” means the Canada Transportation Act (Canada), as amended;
“Canadian Term Sheet” has the meaning ascribed thereto in Schedule C;

“CBCA” means the Canada Business Corporations Act, as amended;
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;
“Change in Recommendation” has the meaning ascribed thereto in Section 8.1(1)(c)(i);
“Class A Shares” means the Class A Subordinate Voting Shares in the capital of the Company;
“Class B Shares” means the Class B Multiple Voting Shares in the capital of the Company;
“Coattail Agreement” means the Coattail Agreement among the Company, National Trust Company, Craig L. Dobbin and Discovery Helicopters Inc. dated August 9, 1991, as amended;
“Collective Agreements” has the meaning ascribed thereto in paragraph (p)(i) of Schedule E;
“Commitment Letter” has the meaning ascribed thereto in paragraph (f) of Schedule F;
“Company” means CHC Helicopter Corporation, a corporation existing under the laws of Canada;
“Company Balance Sheet” means the consolidated balance sheet of the Company as at October 31, 2007 and the notes thereto;
“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;
“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Purchaser;
“Company Employees” means employees and independent contractors of the Company and its subsidiaries;
“Company Filings” means (a) the annual report on Form 20-F of the Company dated September 19, 2007 for the fiscal year ended April 30, 2007, (b) the annual audited consolidated financial statements of the Company as at and for the fiscal years ended April 30, 2007, 2006 and 2005, including the notes thereto, the management’s discussion and analysis thereof and the auditors’ report thereon, (c) the interim unaudited consolidated financial statements of the Company as at and for the three-month period ended July 31, 2007 and the three- and six-month periods ended October 31, 2007, including the notes thereto and the management’s discussion and analysis thereof, (d) the management proxy circular of the Company dated August 10, 2007, (e) all material change reports and reports on Form 6-K filed or furnished by the Company since April 30, 2007, and (f) all similar documents filed or furnished by the Company after the date hereof under its profile on SEDAR or EDGAR;
“Company Intellectual Property” has the meaning ascribed thereto in paragraph (u) of Schedule E;
“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
“Company Plans” has the meaning ascribed thereto in paragraph (o)(i) of Schedule E;

“Competition Act” means the Competition Act (Canada), as amended;
“Compliant” means, with respect to the Financing Information, that (a) such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information, in light of the circumstances under which it was provided, not misleading, (b) such Financing Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the 1933 Act (excluding information required by Regulation S-X Rule 3-10) for offerings of debt securities that customarily would be included in an offering memorandum relating to private placements of debt securities under Rule 144A of the 1933 Act, (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Financing Information, and (d) the financial statements and other financial information included in such Financing Information are, and remain throughout the Marketing Period, sufficient in all material respects (excluding information required by Regulation S-X Rule 3-10, but including summary guarantor/non-guarantor information of the type that customarily would be included in an offering memorandum relating to private placements of debt securities under Rule 144A of the 1933 Act) to permit (i) a registration statement using such financial statements to be declared effective by the SEC on the last day of the Marketing Period and (ii) the financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort from the Company’s independent auditors on the financial information contained in any offering document, private placement memorandum or similar document, including customary negative assurances comfort and change period comfort, to consummate any private placements of debt securities under Rule 144A of the 1933 Act on the last day of the Marketing Period;
“Confidentiality Agreement” means the letter agreement between First Reserve Corporation and the Company dated November 5, 2007, as amended from time to time in accordance with its terms;
“Consideration” means Cdn$32.68 in cash per Class A Share and per Class B Share, subject to adjustment in accordance with Section 2.9(4);
“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (written or oral) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or affected or to which any of their properties or other assets is subject;
“Court” means the Supreme Court of British Columbia;
“D&O Insurance ” has the meaning ascribed thereto in Section 7.7(2);
“Data Room” means the virtual data room established by the Company, the contents of which on the date of this Agreement are set forth in the index of documents, which is appended to the Company Disclosure Letter;
“Debt Tender Offer” has the meaning ascribed thereto in Section 7.9(2);
“Depositary” means CIBC Mellon Trust Company, as depositary;
“Director” means the Director appointed pursuant to Section 260 of the CBCA;
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC;
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;
“Employee Share Purchase Plan” means the Employee Share Purchase Plan of the Company as amended and restated as of December 20, 2000;
“Environmental Laws” means any applicable Law relating to pollution or protection of human health (including worker health and safety) and the environment, or governing the handling, use, re-use, generation, treatment, storage, transportation, disposal, recycling, manufacture, distribution, formulation, packaging, labelling, Release or threatened Release of or exposure to Hazardous Materials;
“Environmental Permit” means any permit, license, approval, consent, certificate, waiver, exemption or authorization required or issued by any Governmental Entity under or in connection with any Environmental Law;
“Equity Commitment Letter” has the meaning ascribed thereto in paragraph (f) of Schedule F;
“Equity Sponsor” has the meaning ascribed thereto in paragraph (f) of Schedule F;
“European Term Sheet” has the meaning ascribed thereto in Schedule C;
“Exchange” or “Exchanges”, as applicable, means the Toronto Stock Exchange and/or the New York Stock Exchange, as applicable;
“Fairness Opinions” means opinions of Scotia Capital Inc. and Merrill Lynch Canada Inc., the financial advisors to the Company, to the effect that, as of the date of such opinions, the Consideration per Class A Share and Class B Share to be received by the holders of such shares is fair, from a financial point of view, to such holders;
“Filing Date ” has the meaning ascribed thereto in Section 2.8(3);
“Filing Time ” has the meaning ascribed thereto in Section 2.8(3);
“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;
“Financing Information” has the meaning ascribed thereto in Section 7.8(1)(f);
“GAAP” means Canadian generally accepted accounting principles, as in effect from time to time;
“Governmental Entity” means any (a) supranational, multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body, including any tribunal, commission, stock exchange

(including the Exchanges), regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and “Governmental Entities” means more than one Governmental Entity;
“Guarantor” means FR Horizon AIV, L.P.;
“Guaranty” means the limited guaranty dated as of the date hereof and delivered by the Guarantor in favour of the Company;
“Hazardous Material” means petroleum, petroleum hydrocarbons, petroleum products or petroleum by- products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, and polychlorinated biphenyls, and any other chemical, material, substance or waste in any amount or concentration (a) that is now or hereafter becomes defined as or included in the definition of “hazardous substances”, “hazardous materials”, “hazardous wastes”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “pollutants”, “deleterious substances”, “dangerous goods”, “corrosive substances”, “regulated substances”, “solid wastes” or “contaminants” or words of similar import under any Environmental Law, or (b) that is otherwise regulated under or for which liability can be imposed under Environmental Law;
“Holdco Replacement Option” has the meaning ascribed thereto in the Plan of Arrangement;
“ICA Approval” means the Purchaser shall have received notification from the responsible Minister under the Investment Canada Act that the Minister is satisfied or is deemed to be satisfied that the transactions contemplated in this Agreement that are subject to the provisions of the Investment Canada Act are likely to be of net benefit to Canada;
“Indemnified Person ” has the meaning ascribed thereto in Section 7.7(1);
“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;
“Interim Period” has the meaning ascribed thereto in Section 5.1(1);
“Investment Canada Act” means the Investment Canada Act, as amended;
“IRC ” has the meaning ascribed thereto in paragraph (o)(i) of Schedule E;
“Key Non-Transportation Regulatory Approvals” means the Regulatory Approvals identified as such on Schedule D;
“Law” or “Laws” means all federal, national, multinational, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated or applied by any Governmental Entity or self- regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;
“Leased Personal Property” has the meaning ascribed thereto in paragraph (t) of Schedule E;
“Leased Real Property” has the meaning ascribed thereto in paragraph (s) of Schedule E;
“Lenders” has the meaning ascribed thereto in paragraph (f) of Schedule F;
“Liens” means any hypothecs, mortgages, liens, charges, security interests, prior claims, pledges, encroachments, options, rights of first refusal or first offer, occupancy rights, covenants, restrictions, encumbrances of any kind and adverse claims;
“Long-Term Incentive Plan” means the Senior Management Long-Term Incentive Plan of the Company dated June 28, 2005, as amended or supplemented from time to time;
“Marketing Period” means, unless otherwise agreed by the Parties, the first period of 20 consecutive business days throughout and on the last day of which (a) the Purchaser shall have the Financing Information, including the Financing Information with respect to the Company’s fiscal quarter ended January 31, 2008 (or, if such period commences after June 1, 2008, with respect to the Company’s fiscal year ended April 30, 2008) and such Financing Information shall be Compliant, (b) all conditions set forth in Section 6.1 and Section 6.2 (other than those that by their nature will not be satisfied until the Effective Time or conditions with respect to which the Purchaser shall have failed to comply with its obligations hereunder) have been satisfied or waived in accordance with this Agreement and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.1 or Section 6.2 (other than conditions with respect to which the Purchaser shall have failed to comply with its obligations hereunder) not to be satisfied unless waived in accordance with this Agreement, assuming the Effective Time were to be scheduled for any time during such consecutive 20 business day period, and (c) the Company shall have provided all cooperation which it is obligated to provide under the terms of Section 7.8; provided that, notwithstanding anything to the contrary above, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such consecutive 20 business day period, (i) the Company shall have announced any intention to restate any financial statements or financial information included in the Financing Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the applicable Financing Information has been amended or the Company has announced that it has concluded that no restatement shall be required, (ii) the Company shall have failed to file any report with the applicable Securities Authorities when due, in which case the Marketing Period shall be deemed not to commence unless and until all such reports have been filed, or (iii) the Financing Information would not be Compliant throughout and on the last day of such 20 business day period, in which case a new 20 business day period shall commence upon the Purchaser receiving updated Financing Information that is Compliant, and the requirements in clauses (a), (b) and (c) above would be satisfied throughout and on the last day of such new 20 business day period;
“Matching Period” has the meaning ascribed thereto in Section 7.2(5)(b);
“Material Adverse Effect” means any fact or state of facts, circumstance, change, effect, occurrence or event which: (a) either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Company and its subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in GAAP or changes in regulatory accounting requirements applicable to the offshore helicopter services industry or the helicopter repair and overhaul industry; (ii) any adoption, proposal, implementation or change in applicable Law or interpretations thereof by any Governmental Entity; (iii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iv) any change generally affecting the offshore helicopter services industry or the helicopter repair and overhaul industry; (v) the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, distributors, partners or suppliers as a direct result thereof or in connection therewith; (vi) any natural disaster; (vii) any change in the market price or trading volume of the securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which the securities of the Company trade; (viii) the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (ix) any actions taken (or omitted to be taken) at the written request of the Purchaser; or (x) any action taken by the Company or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to Section 5.3 to obtain the Regulatory Approvals); provided, however, that with respect to clauses (i), (ii), (iii), (iv) and (vi) such matter does not have a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to comparable entities operating in the offshore helicopter services industry or the helicopter repair and overhaul industry, and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred; or (b) either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the Company from performing its material obligations under this Agreement in any material respect;
“Material Contract” means any Contract that: (a) if terminated would reasonably be expected to have a material adverse effect on the results or operations of the Company and its subsidiaries on a consolidated basis; (b) provides for obligations or entitlements of the Company, or which has an economic value to the Company or any of its subsidiaries, in excess of either $5,000,000 per annum or $15,000,000 in total; (c) is a Contract that contains any non-competition obligations or otherwise restricts in any material way the business of the Company or any subsidiary or affiliate of the Company or that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; (d) relates to indebtedness in excess of $5,000,000 or relates to the direct or indirect guarantee or assumption by the Company or its subsidiaries (contingent or otherwise) of any payment or performance obligations of any other person in excess of $5,000,000; (e) is a financial risk management Contract, such as currency, commodity, interest or equity related hedge or derivative Contract; (f) relates to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of an amount of assets in excess of $5,000,000 or pursuant to which the Company or any of its subsidiaries has any ownership interest in any other person or other business enterprise other than the Company’s subsidiaries in excess of $5,000,000; (g) relates to the acquisition or sale by the Company of any operating business or the capital stock or other ownership interest of any other person in excess of $5,000,000; (h) that is a material shareholders, joint venture, alliance or partnership agreement, (i) to which an associate (as defined in the Securities Act) of the Company or any of its subsidiaries is a party, (j) to which an original equipment manufacturer of Aircraft and/or Parts is a party and such Contract relates to an Aircraft purchase, the purchase of Parts with a term of more than two years, the provision of maintenance, repair and overhaul services for a term of more than two years or the licensing of maintenance, repair and overhaul services; or (k) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
“material fact” has the meaning ascribed thereto in the Securities Act;
“misrepresentation” has the meaning ascribed thereto in the Securities Act;
“Option” means an option to purchase Class A Shares or Class B Shares, as applicable, granted under a Stock Option Plan, other than a Rollover Option;
“Ordinary Shares” means the Ordinary Shares in the capital of the Company;
“Outside Date” means July 22, 2008, or such later date as the Purchaser and the Company may agree in writing; provided that if the Effective Date has not occurred by July 22, 2008 as a result of either (a) the failure to obtain all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals or (b) the last day of the Marketing Period having not then occurred (and the Purchaser has not then specified a date within the Marketing Period for the filing of the Articles of Arrangement as contemplated by Section 2.8), then in each case either the Purchaser or the Company may from time to time elect in writing to extend the Outside Date by a specified period of not less than five business days, provided that (i) in aggregate such extensions shall not exceed 120 days and (ii) that the Outside Date may only be extended for the minimum period reasonably necessary to obtain all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals and to complete the Marketing Period and then only if the Party so extending the Outside Date is then in compliance in all material respects with its obligations under this Agreement and reasonably believes that all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals are capable of being obtained and the Marketing Period is capable of being concluded on or prior to the Outside Date, as it may be so extended;
“Owned Personal Property” has the meaning ascribed thereto in paragraph (t) of Schedule E;
“Owned Real Property” has the meaning ascribed thereto in paragraph (s) of Schedule E;
“Parties” means collectively, the Company and the Purchaser, and “Party” means any of them;
“Parts” means any and all parts, accessories and assemblies for Aircraft including any and all avionics, furnishings, instruments, appurtenances, accessories, components, communication and radar equipment, main rotor blades, engines, transmissions, main rotor heads, tail rotor assemblies, intermediate gear boxes, servo actuators, nodal beams, skid tubes, cockpit voice recorders and other equipment of any kind or nature whatsoever (whether consumable, repairable or non-repairable, spare parts or otherwise), whether or not incorporated or installed in, attached to or forming part of any Aircraft at a particular time;
“Permits” has the meaning ascribed thereto in paragraph (l)(i) of Schedule E;
“Permitted Liens” means: (a) the reservations, limitations, provisos and conditions expressed in any original grant from the Crown and any statutory exceptions to title; (b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others arising in the ordinary course of business in respect of the construction, maintenance, repair, or operation or storage of real or immovable, or personal or movable property; (c) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real or immovable property (including easements, servitudes, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that in each case do not materially impact the use of such property as it is being used at the date hereof; (d) Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due and delinquent or that are being contested in good faith by appropriate proceedings; (e) zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real or immovable property that in each case do not materially impact the use of such property as it is being used at the date hereof; (f) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements that in each case do not materially impact the use of such property as it is being used at the date hereof; and (g) such other imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;
“person” includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, venture capital fund, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement’ means the plan of arrangement, substantially in the form of Schedule B hereto, and any amendments or variations thereto made in accordance with Section 9.12 hereof and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Plans Consideration” has the meaning ascribed thereto in Section 2.9(2);
“Pre-Closing Reorganization” means the reorganization of the capital, assets and corporate structure (and all related transactions) of the Company and certain of its subsidiaries, as set forth in Schedule C hereto;
“Preferred Shares” has the meaning ascribed thereto in Section 7.13;
“Principal Subsidiaries” has the meaning ascribed thereto in paragraph (f) of Schedule E;
“Prior Incentive Plan” means the long term incentive plan for senior management of the Company as it existed immediately prior to the adoption of the Long-Term Incentive Plan;
“Proceedings” means any claim, action, suit, proceeding, arbitration, mediation or investigation, whether civil, criminal, administrative or investigative;
“Process Agent” has the meaning ascribed thereto in Section 9.2(2);
“PSU” means a performance share unit issued under the Long-Term Incentive Plan or the Prior Incentive Plan;
“Purchaser” means 6922767 Canada Inc., a corporation incorporated under the laws of Canada;

“Purchaser Loan” has the meaning ascribed thereto in Section 7.9(4);
“Purchaser Parties” means the Purchaser and the Equity Sponsor;
“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), waivers, early terminations, authorizations, clearances, or written confirmations of no intention to initiate legal proceedings from Governmental Entities required to consummate the transactions contemplated by this Agreement, including the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals;
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, depositing, spraying, burying, abandoning, seeping, dumping or disposing of a Hazardous Material;
“Reorganizations” means collectively the Pre-Closing Reorganization and the Additional Reorganization, and “Reorganization” means either of them;
“Representatives” has the meaning ascribed thereto in Section 7.2(1);
“Returns” means all reports, forms, elections, declarations, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns required by Law to be filed with or provided to a Governmental Entity or other person with respect to Taxes or Tax information reporting, including any claims for refunds of Taxes, and any amendments or supplements of the foregoing;
“Rollover Option” has the meaning ascribed thereto in the Plan of Arrangement;
“SAR” means a share appreciation right granted under the Share Appreciation Rights Plan;
“Sarbanes-Oxley Act” has the meaning ascribed thereto in paragraph (g)(ii) of Schedule E;
“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the Securities Act (Ontario), as amended;
“Securities Authorities” means the SEC, the Ontario Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;
“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial, United States federal and state securities Laws, rules and regulations and published policies thereunder;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Senior Credit Facility” means the Third Amended and Restated Credit Agreement dated as of July 31, 2007 among The Bank of Nova Scotia, as administrative agent, the lenders from time to time party to such agreement, and the Company and other obligors from time to time, as amended;
“Senior Notes Indenture” means the Indenture dated as of April 27, 2004 among the Company, each of the subsidiary guarantors named therein and The Bank of New York, as trustee, as amended;

“Senior Subordinated Notes” means the Company’s 7 3/8% Senior Subordinated Notes due 2014, issued pursuant to the Senior Notes Indenture;
“Share Appreciation Rights Plan” means the Share Appreciation Rights Plan of the Company dated October 19, 2000, as amended or supplemented;
“Shareholders” means the registered or beneficial holders of the Shares, as the context requires;
“Shareholders’ Agreement” means the Subscription and Shareholders’ Agreement, dated as of December 9, 1997, among O.S. Holdings Inc., 10644 Newfoundland Inc., Craig L. Dobbin, Discovery Helicopters Inc. and the Company;
“Shares” means collectively, the Class A Shares, the Class B Shares and the Ordinary Shares;
“Stock Option Plan” means the Employee Share Option Plan of the Company as amended and restated as of September 28, 2006, as amended or supplemented, and each other stock option plan of the Company;
“subsidiary” means “subsidiary” as defined in Section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions as in effect on the date hereof;
“Superior Proposal” means a bona fide written Acquisition Proposal not obtained in breach of Section 7.2 to acquire not less than 90% of the outstanding Class A Shares and Class B Shares (or all or substantially all of the assets of the Company on a consolidated basis) that the Board of Directors determines in good faith, after consultation with its financial and outside legal advisors, is a transaction (a) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, (b) that is on terms and conditions more favourable, from a financial point of view, to the holders of Class A Shares and Class B Shares than the terms and conditions of the transaction contemplated by this Agreement (after giving effect to any changes to the financial terms of this Agreement proposed by the Purchaser in response to such Acquisition Proposal pursuant to Section 7.2), (c) that is not subject to any due diligence condition and (d) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors to be likely to be obtained;
“Tax Act” means the Income Tax Act (Canada), as amended;
“Tax” and “Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including tax instalment payments, unemployment insurance contributions and employment insurance contributions, Canada Pension Plan and provincial pension contributions (and similar foreign plans), worker’s compensation and deductions at source, taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;
“Taxing Authority” means any Governmental Entity responsible for the imposition, collection or administration of Taxes and “Taxing Authorities” means more than one Taxing Authority;
“Tendered Notes” has the meaning ascribed thereto in Section 7.9(2);

“Termination Fee” has the meaning ascribed thereto in Section 7.3(2);
“Termination Fee Event” has the meaning ascribed thereto in Section 7.3(2);
“Transportation Regulatory Approvals” means the Regulatory Approvals identified as such on Schedule D; and
“UK Pension Plan” has the meaning ascribed thereto in paragraph (o)(xi)(A) of Schedule E.
1.2 Interpretation Not Affected by Headings
The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.
1.3 Number and Gender
In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
1.4 Date for Any Action
If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.
1.5 Currency
Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian currency and “Cdn$” or “$” refers to Canadian dollars.
1.6 Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.
1.7 Knowledge
In this Agreement, unless otherwise stated, references to “the knowledge of the Company” means the actual knowledge, after reasonable inquiry in their capacity as officers of the Company and not in their personal capacity, of Mark Dobbin, Chairman of the Board of Directors, Sylvain Allard, President and Chief Executive Officer, Rick Davis, Senior Vice President and Chief Financial Officer, Martin Lockyer, Vice President, Legal Services and Corporate Secretary, Christine Baird, President, Global Operations, Keith Mullett, Managing Director, European Operations, and Neil Calvert, President, Heli-One.

1.8 Schedules
The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Arrangement Resolution
Schedule B	—	Plan of Arrangement
Schedule C	—	Pre-Closing Reorganization
Schedule D	—	Key Non-Transportation Regulatory Approvals and Transportation Regulatory Approvals
Schedule E	—	Representations and Warranties of the Company
Schedule F	—	Representations and Warranties of the Purchaser
1.9 Other Definitional and Interpretive Provisions
(a)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	The words “hereof’, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)	Any capitalized terms used in the Company Disclosure Letter, any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.

(e)	References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

(f)	The term “made available” means that (a) copies of the subject materials were included in, and were not removed from, the Data Room at least five business days prior to the date hereof, or (b) copies of the subject materials were provided to any of the Purchaser Parties.
ARTICLE II
THE ARRANGEMENT
2.1 Arrangement
The Company and the Purchaser agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2 Interim Order
The Company agrees that as soon as reasonably practicable after the date hereof, the Company shall apply, in a manner reasonably acceptable to the Purchaser, pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:
(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be (i) two-thirds of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting, voting as a single class and (ii) 50.1% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting, voting on a class basis and excluding Shares beneficially owned or over which control or direction is exercised by an “interested party” (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions) for purposes of the Arrangement;

(c)	that, in all other respects, the terms, restrictions and conditions of the Company’s articles of amalgamation and by-laws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)	for the grant of the Dissent Rights;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(g)	that the record date for Shareholders entitled to vote at the Company Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by applicable Law.
2.3 The Company Meeting
(1) Subject to the terms of this Agreement and the Interim Order, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s articles of amalgamation and by-laws and applicable Laws on or before May 1, 2008 and not to propose to adjourn or postpone the Company Meeting without the prior consent of the Purchaser:
(a)	except as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

(b)	except as required under Section 7.1(2) or Section 7.2(7); or

(c)	except for an adjournment for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(2) Upon request of the Purchaser, the Company shall adjourn or postpone the Company Meeting to a date specified by the Purchaser, provided that the Company Meeting, so adjourned or postponed shall not be later than 15 business days after the date on which the Company Meeting was originally scheduled and in any event shall not be later than the date that is five business days prior to the Outside Date.
(3) Notwithstanding the receipt by the Company of a Superior Proposal in accordance with Section 7.2, unless otherwise agreed to in writing by the Purchaser or except as required by applicable Law or by a Governmental Entity, the Company shall continue to take all reasonable steps necessary to hold the Company Meeting and to cause the Arrangement to be voted on at the Company Meeting and shall not propose to adjourn or postpone the Company Meeting other than as contemplated by Section 2.3(1).
(4) Subject to the terms of this Agreement, the Company shall use its reasonable best efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services and cooperating with any persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution; provided, however, if the Company makes any Change in Recommendation in accordance with Section 7.2(9), it shall remain obligated to solicit proxies, but shall no longer be obligated to recommend approval of the Arrangement Resolution.
(5) The Company shall consult with the Purchaser in fixing the date of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting.
(6) The Company shall advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last five business days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.
(7) The Company shall promptly advise the Purchaser of any written notice of dissent or purported exercise by any Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not make any payment or settlement offer, or agree to any such settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless the Purchaser shall have given its prior written consent to such payment, settlement offer or settlement as applicable.
2.4 The Company Circular
(1) Subject to compliance by the Purchaser with this Section 2.4, promptly after the execution of this Agreement, the Company shall prepare and complete the Company Circular together with any other documents required by the CBCA, Securities Laws and other applicable Laws and the rules and policies of the Exchanges in connection with the Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Shareholder and other persons as required by the Interim Order and applicable Laws, in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1).
(2) The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (provided that the Company shall not be responsible for the accuracy of any information furnished by the Purchaser Parties) and shall provide the Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Subject to Section 7.2(9), the Company Circular shall include the unanimous recommendation (subject to abstentions) of the Board of Directors that the Shareholders vote in favour of the Arrangement Resolution and shall include a copy of the Fairness Opinions.
(3) The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating solely to the Purchaser Parties included in the Company Circular shall be in form and content satisfactory to the Purchaser, acting reasonably.
(4) The Purchaser shall furnish to the Company all such information concerning the Purchaser Parties and any financing sources, as applicable, as may be reasonably required by the Company in the preparation of the Company Circular and other documents related thereto, and the Purchaser shall ensure that no such information provided by the Purchaser specifically for inclusion in the Company Circular shall contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished by the Purchaser not misleading in light of the circumstances in which it is disclosed.
(5) The Purchaser shall indemnify and save harmless the Company, its subsidiaries and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any subsidiary of the Company or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(a)	any misrepresentation or alleged misrepresentation in any information included in the Company Circular that is provided by the Purchaser Parties or their affiliates in writing for the purpose of inclusion in the Company Circular; and

(b)	any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any misrepresentation or any alleged misrepresentation in any information related solely to the Purchaser Parties or their affiliates and provided by the Purchaser Parties or their affiliates in writing for the purpose of inclusion in the Company Circular.
(6) The Company and the Purchaser shall promptly notify each other if at any time before the Effective Date it becomes aware that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and the Company shall, subject to compliance by the Purchaser with this Section 2.4, and, if required by the Court or applicable Laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Shareholders and file the same with the Securities Authorities and as otherwise required.

2.5 Final Order
If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall as soon as reasonably practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.
2.6 Court Proceedings
Subject to the terms and conditions of this Agreement, the Purchaser shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information required to be supplied by the Purchaser concerning the Purchaser Parties in connection therewith. The Company shall provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, shall give reasonable consideration to all such comments and shall accept the reasonable comments of the Purchaser and its legal counsel with respect to any such information required to be supplied by the Purchaser and included in such material. In addition, the Company shall not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement, the agreements that it contemplates and the Plan of Arrangement. The Company shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, proceedings and evidence served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom.
2.7 Stock Options; Rollover Options; PSUs; SARs
(1) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all Options outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred by the holders thereof to the Company at the time stipulated in the Plan of Arrangement, and each holder of Options (whether vested or unvested) shall be entitled to receive from or on behalf of the Company in respect of each such Option a cash amount equal to the excess, if any, of (a)(i) the Consideration multiplied by (ii) the number of Shares issuable upon the exercise of such Option over (b) the applicable exercise price in respect of such Option, subject to applicable withholding Taxes, and the Company shall be permitted to and shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.
(2) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all Rollover Options outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for Holdco Replacement Options on the terms set forth in the Plan of Arrangement, and the Company shall be permitted to and shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.
(3) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all PSUs outstanding immediately prior to the Effective Time (whether vested or unvested), in the amounts and in the names of the holders set forth in Schedules E(e)-4 and E(e)-5 of the Company Disclosure Letter (assuming a performance factor of one for each PSU granted to holders), shall be transferred by the holders thereof to the Company at the time stipulated in the Plan of Arrangement, and each holder of such PSUs (whether vested or unvested) shall be entitled to receive from or on behalf of the Company in respect of each such PSU (a) in the case of each outstanding PSU issued under the Long Term Incentive

Plan, a cash amount equal to the Consideration and (b) in the case of each outstanding PSU issued under the Prior Incentive Plan, a cash amount equal to the excess, if any, of the Consideration over the reference price for such PSU, in each case subject to applicable withholding Taxes, and the Company shall be permitted to and shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.
(4) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all SARs outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred by the holders thereof to the Company at the time stipulated in the Plan of Arrangement, and each holder of SARs (whether vested or unvested) shall be entitled to receive from or on behalf of the Company in respect of each SAR a cash amount equal to the excess, if any, of (a)(i) the Consideration multiplied by (ii) the number of Shares to which the value of such SAR is referenced over (b) the applicable grant value in respect of such SAR, subject to applicable withholding Taxes, and the Company shall be permitted to and shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.
2.8 Articles of Arrangement and Effective Date
(1) The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule B and any amendments or variations thereto made in accordance with Section 9.12 and the terms thereof or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.
(2) As soon as practicable, but, subject to the proviso below, in no event later than the second business day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article VI, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by the Company with the Director; provided that the Company (a) shall not file the Articles of Arrangement with the Director prior to the earlier of (i) a date during the Marketing Period specified by the Purchaser on no less than two business days’ notice to the Company, and (ii) the last day of the Marketing Period and (b) shall not be required to file the Articles of Arrangement with the Director unless it has received the written confirmations of the funding referred to in Sections 2.9(1) and 2.9(2) in form satisfactory to it, acting reasonably, and the Purchaser has advanced the Purchaser Loan as provided for in Section 2.9(2).
(3) Subject to the terms hereof, the Company shall specify in writing the date the Articles of Arrangement are to be filed (the “Filing Date”) on no less than two business days’ notice to the Purchaser, which notice shall also indicate the time on the Filing Date that the Company intends to file the Articles of Arrangement with the Director (the time so indicated, the “Filing Time”).
(4) From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law. The closing of the transactions contemplated hereby shall take place on the Effective Date at the offices of Ogilvy Renault LLP, Suite 3800, Royal Bank Plaza, South Tower, 200 Bay Street, Toronto, Ontario and Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York or at such other location as may be agreed upon by the Parties.

2.9 Payment of Consideration
(1) The Purchaser shall, on the Filing Date and immediately prior to the Filing Time, provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, acting reasonably, and, in any event, be subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth in Article VI at the Effective Time) to pay in full the aggregate Consideration for all of the Class A Shares and Class B Shares to be acquired pursuant to the Arrangement.
(2) The Purchaser shall, on the Filing Date and immediately prior to the Filing Time, provide the Depositary, on behalf of the Company, with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, acting reasonably, and, in any event, be subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth in Article VI at the Effective Time) to pay in full the aggregate consideration (the “Plans Consideration”) payable on the transfer of the Options, PSUs and SARs pursuant to the Arrangement in accordance with Section 2.7. In addition, the Purchaser shall advance in full to, or as directed by, the Company the Purchaser Loan in accordance with Section 7.9(4).
(3) The Company, the Purchaser and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person pursuant to this Agreement and under the Plan of Arrangement such amounts as the Company or the Purchaser determines, acting reasonably, are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, the IRC or any provision of any other applicable Law. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.
(4) If, on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Shares (other than the redemption of the Ordinary Shares and other than the payment of dividends declared prior to the date hereof), or sets a record date therefor that is prior to the Effective Date, then the Consideration shall be adjusted to reflect such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the value of such dividend.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1 Representations and Warranties of the Company
Except as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to and in favour of the Purchaser as set forth in Schedule E and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.
3.2 Company Disclosure Letter
Contemporaneously with the execution and delivery of this Agreement, the Company is delivering to the Purchaser the Company Disclosure Letter required to be delivered pursuant to this Agreement, which sets out the disclosures, exceptions and exclusions contemplated or permitted by this Agreement, including certain exceptions and exclusions to the representations and warranties and covenants of the Company contained in this Agreement. The disclosure of any item in the Company Disclosure Letter shall constitute disclosure or, as applicable, exclusion of that item for the Company Disclosure Letter where the relevance of that item as an exception to (or a disclosure for the purposes of) the applicable representations and warranties and covenants is reasonably apparent. The Company shall be permitted to include an express cross-reference to an item in the Company Filings in the Company Disclosure Letter so long as the information provided in the Company Disclosure Letter on which information is disclosed is meaningful and not misleading and further provided that no qualification or disclosure shall be made by reference to the risk factors or forward-looking statements sections of the Company Filings.
3.3 Survival of Representations and Warranties of the Company
The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
4.1 Representations and Warranties of the Purchaser
The Purchaser hereby represents and warrants to and in favour of the Company as set forth in Schedule F and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.
4.2 Survival of Representations and Warranties of the Purchaser
The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE V
COVENANTS OF COMPANY AND THE PURCHASER
5.1 Covenants of the Company Regarding the Conduct of Business
(1) The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms (the “Interim Period”), except (a) as set out in Schedule 5.1(2)(f) and Schedule 5.1(2)(l) of the Company Disclosure Letter, (b) as required or permitted by this Agreement, (c) as required by applicable Law or by a Governmental Entity, or (d) with the prior written consent of the Purchaser, the Company shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice. Except as contemplated hereby or with the prior written consent of the Purchaser, the Company shall, and shall ensure that each of its subsidiaries shall, use reasonable best efforts to maintain and preserve its business organization and goodwill and assets, to keep available the services of its employees and to maintain satisfactory relationships with others having business relationships with the Company and its subsidiaries and shall not make any material change in the business, assets, liabilities, operations, insurance, capital or affairs of the Company and its subsidiaries. The Company shall comply in all materials respects with all applicable Laws affecting the operation of the business of the Company and its subsidiaries.
(2) Without limiting the generality of the foregoing, during the Interim Period and subject to the exceptions set forth in Section 5.1(1), the Company shall not, nor shall it permit any of its subsidiaries to, other than with the prior written consent of the Purchaser, which consent (except in the case of clauses (a) to (e) inclusive) shall not be unreasonably withheld, conditioned or delayed:
(a)	amend its articles, by-laws or, in the case of any subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine or reclassify any shares of the Company or declare, set aside or pay any dividend or other distribution in stock or property (other than cash) or any combination thereof, other than dividends or distributions from a subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries, except for the redemption of the Ordinary Shares in accordance with the Plan of Arrangement;

(d)	issue, deliver, sell or grant any Lien, or authorize the issuance, delivery, sale or Lien, with respect to any shares of capital stock, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, or payable by reference to the value of such capital stock, of the Company or any of its subsidiaries, or any PSUs or SARs, other than: (i) the issuance of Class A Shares under the Employee Share Purchase Plan or on the exercise or termination of Options outstanding on the date hereof under the Stock Option Plan, (ii) the issuance of any shares of capital stock of any wholly-owned subsidiary of the Company to the Company or any other wholly-owned subsidiary of the Company; or (iii) any conversion of Class A Shares into Class B Shares or Class B Shares into Class A Shares as permitted pursuant to the Company’s articles and/or the Coattail Agreement;

(e)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or winding-up of the Company or any of its subsidiaries or reorganize, amalgamate or merge the Company or any of its subsidiaries with any other person;

(f)	other than the acquisition, in the ordinary course of business, of Parts to replace Parts owned by the Company or its subsidiaries as of the date hereof, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $5 million and subject to a maximum of $20 million in the aggregate for all such transactions, other than pursuant to the Aircraft purchase, lease and disposition schedule set forth in Schedule 5.1(2)(f) of the Company Disclosure Letter;

(g)	sell, lease or otherwise transfer, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses, having a cost or providing proceeds, as applicable, on a per transaction or series of related transactions basis, in excess of $5 million and subject to a maximum of $20 million in the aggregate for all such transactions, other than in respect of obsolete, damaged or destroyed assets and other than pursuant to the Aircraft purchase, lease and disposition schedule set forth in Schedule 5.1(2)(f) of the Company Disclosure Letter;

(h)	make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, in an amount on a per transaction or series of related transactions basis in excess of $5 million individually or $5 million in the aggregate to or in any other person, other than the Company or any wholly-owned subsidiary of the Company;

(i)	prepay any long-term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, including indebtedness incurred under credit facilities in existence on the date hereof or under replacements therefor, such that the aggregate indebtedness of the Company and its subsidiaries, on a consolidated basis, would exceed the amount identified as such in the Company Disclosure Letter, other than: (i) indebtedness owing by one wholly-owned subsidiary of the Company to the Company or any wholly-owned subsidiary of the Company or of the Company to another wholly-owned subsidiary of the Company; or (ii) as contemplated by Section 7.9;

(j)	except as may be required by applicable Law, the terms of any existing Company Plan or collective bargaining agreement or any existing agreement in writing: (i) increase any severance, change of control, bonus or termination pay to (or amend any existing arrangement with) any Company Employee, director or officer of the Company or any of its subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies or employment agreements with any current or former director or officer of the Company or any of its subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer of the Company or any of its subsidiaries or, other than in the ordinary course of business consistent with past practice, any Company Employee (other than a director or officer); (iv) increase compensation, bonus levels or other benefits payable to any director or officer of the Company or any of its subsidiaries or, other than in the ordinary course of business consistent with past practice, any Company Employee (other than a director or officer); (v) loan or advance money or other property by the Company or its subsidiaries to any of their present or former directors, officers or Company Employees; (vi) establish, adopt, enter into, amend or terminate any Company Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date hereof) or collective bargaining agreement; (vii) grant any equity or equity-based awards; or (viii) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Company Plan;

(k)	waive, release, assign, settle or compromise any claim in a manner that could require a payment by, or release another person of an obligation to, the Company or any of its subsidiaries of $5 million individually, or $10 million in aggregate, or could reasonably be expected to have a Material Adverse Effect or to adversely affect in any material respect the ability of the Company to complete the transactions contemplated by this Agreement;

(l)	except as set forth in Schedule 5.1(2)(l) of the Company Disclosure Letter, enter into any Contract which would be a Material Contract if in existence on the date hereof (other than the renewal of a Contract in existence on the date hereof on terms materially consistent with terms in existence on the date hereof) or terminate, fail to renew, cancel, waive, release, assign, grant or transfer any rights of material value or amend, modify or change in any material respect any existing Material Contract;

(m)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its subsidiaries, from competing in any manner that is material to the Company in any location or with any person, other than in connection with the renewal or extension of any existing agreements, licenses or arrangements on substantially similar terms;

(n)	make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits;

(o)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in GAAP, or pursuant to written instructions, comments or orders from any applicable Securities Authority;

(p)	(i) change in any material respect any of its methods of reporting income or deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending April 30, 2007 except as may be required by applicable Law, (ii) make or revoke any material election relating to Taxes, (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes, (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement, or (v) make a request for a Tax ruling to any Taxing Authorities; or

(q)	agree, resolve or commit to do any of the foregoing.
(3) During the Interim Period, except as contemplated in Section 7.7, the Company shall and shall ensure that its subsidiaries shall use their reasonable best efforts to cause the current insurance (or reinsurance) policies of the Company and its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse or change in a manner adverse to the Company, unless simultaneously with such termination, cancellation, lapse or change, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated, lapsed or changed policies are in full force and effect.
(4) The Company shall use reasonable best efforts, including any contractual rights available to it, to cause ACN to comply with the provisions of this Section 5.1 as if it were a subsidiary of the Company for the purposes of this Section.
5.2 Purchaser Financing
(1) Without limiting the generality of Section 5.3, the Purchaser shall use its reasonable best efforts to consummate the financings contemplated by the Commitment Letter and the Equity Commitment Letter as soon as reasonably practicable, but in any event prior to the Outside Date, on the terms and conditions described therein (provided that, subject to compliance with Section 5.2(5), the Purchaser may amend or replace the Commitment Letter or the Equity Commitment Letter so long as the terms of such amendment or replacement would not materially expand upon the conditions precedent set forth in the Commitment Letter and/or the Equity Commitment Letter, as applicable, or otherwise materially impair the ability of the Purchaser to perform its obligations hereunder or be inconsistent with the provisions hereof), including negotiating and entering into definitive credit or loan or other agreements and all other documentation with respect to the financings contemplated thereby (or any substitute financing commitment). The Purchaser shall deliver to the Company correct and complete copies of such executed definitive agreements and documentation promptly when available and drafts thereof from time to time upon reasonable request by the Company.

(2) The Purchaser shall use its reasonable best efforts to satisfy, on a timely basis, in all material respects all covenants, terms, representations and warranties and conditions within its control applicable to the Purchaser in the Commitment Letter and the Equity Commitment Letter and accommodate the financings provided for under the Commitment Letter and the Equity Commitment Letter and, upon breach, will enforce its rights under the Commitment Letter and the Equity Commitment Letter.
(3) The Purchaser shall keep the Company reasonably informed with respect to all material activity concerning the status of the financings referred to in this Section 5.2 and shall give the Company prompt notice upon becoming aware of any material change with respect to any such financings. Without limiting the generality of the foregoing, the Purchaser agrees to notify the Company promptly if at any time prior to the Effective Time: (a) the Commitment Letter or the Equity Commitment Letter shall expire or be terminated for any reason; (b) any event occurs that, with or without notice, lapse of time or both, would individually or in the aggregate, constitute a default or breach on the part of the Purchaser under any material term or condition of the Commitment Letter or the Equity Commitment Letter or any other definitive agreement or documentation referred to in this Section 5.2 or if the Purchaser has any reason to believe that it shall be unable to satisfy, on a timely basis, any term or condition of any financing referred to in this Section 5.2 to be satisfied by it, that in each case would reasonably be expected to impair the ability of the Purchaser to consummate the financings; or (c) the financing source that is a party to the Commitment Letter or the Equity Commitment Letter advises the Purchaser or any Purchaser Party, whether orally or in writing, that such source (and, in the case of the Commitment Letter, other sources to whom the financing commitment under the Commitment Letter may have been syndicated) either no longer intend(s) to provide or underwrite any financing referred to in this Section 5.2 on the terms set forth in the Commitment Letter or the Equity Commitment Letter, as applicable, or request(s) amendments or waivers thereto that are or could reasonably be expected to be materially adverse to the timely completion by the Purchaser of the transactions contemplated by this Agreement.
(4) Other than in connection with and as contemplated in this Agreement, the Purchaser shall not, without the prior written consent of the Company, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financings, that would reasonably be expected to materially impair, delay or prevent the Purchaser obtaining the financing contemplated by this Section 5.2.
(5) The Purchaser shall not amend or alter, or agree to amend or alter, the Commitment Letter or the Equity Commitment Letter or any other definitive agreement or documentation referred to in this Section 5.2 in any manner that would reasonably be expected to materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement, in each case without the prior written consent of the Company.
(6) If the Commitment Letter or the Equity Commitment Letter is terminated or modified in a manner materially adverse to the Purchaser’s ability to complete the transactions contemplated by this Agreement for any reason, the Purchaser shall use its reasonable best efforts to: (a) obtain, as promptly as practicable, and, once obtained, provide the Company with a copy of, one or more new financing commitments in an amount sufficient to consummate the transactions contemplated by this Agreement not subject to any condition precedent materially less favourable from the perspective of the Company than the conditions precedent contained in the Commitment Letter and/or the Equity Commitment Letter, as the case may be, (provided that the Purchaser shall not be required to use reasonable best efforts to obtain any commitments that are on terms less favourable to the Purchaser (as determined in the reasonable judgment of the Purchaser) than those in the Commitment Letter and/or the Equity Commitment Letter); (b) negotiate and enter into definitive credit, loan or other agreements and all required documentation with such third parties as may be necessary for the Purchaser to obtain such funds on terms and conditions consistent with such new financing commitments, as soon as reasonably practicable but in any event prior to the Outside Date, and deliver to the Company correct and complete copies of such executed definitive agreements and documentation promptly when available; (c) satisfy, on a timely basis, in all material respects all covenants, terms, representations and warranties and conditions applicable to the Purchaser in respect of such new financing commitments and all other required agreements and documentation referred to in this Section 5.2 and enforce its rights under such new financing commitments and agreements and documentation; and (d) obtain funds under such commitments to the extent necessary to consummate the transactions contemplated by this Agreement. Any such replacement commitments shall be deemed to constitute the Commitment Letter or the Equity Commitment Letter, as applicable, for the purposes of Section 7.8 and this Section 5.2.
(7) The Purchaser acknowledges and agrees that its obtaining financing is not a condition to any of its obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, if any financing referred to in this Section 5.2 is not obtained, the Purchaser shall continue to be obligated to consummate the transactions contemplated by this Agreement, subject to and on the terms contemplated by this Agreement.
5.3 Mutual Covenants
(1) Subject to the terms and conditions of this Agreement, the Purchaser and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Arrangement and the transactions contemplated by this Agreement as soon as practicable, including:
(a)	preparing and filing as promptly as practicable, and in any event prior to the expiration of any legal deadline, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and using their reasonable best efforts to obtain and maintain such Regulatory Approvals;

(b)	in the case of the Company, unless this Agreement shall have been terminated in accordance with Section 8.1, submitting the Arrangement Resolution for approval by the Shareholders at the Company Meeting in accordance with Section 2.3(1);

(c)	in the case of the Company, using its reasonable best efforts to obtain all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments and modifications to Material Contracts (i) in connection with, or required to permit, the completion of the Arrangement and the transactions contemplated by this Agreement and (ii) required in order to maintain the Material Contracts (including the Contracts set forth in Schedule 6.2(d) of the Company Disclosure Letter) in full force and effect following completion of the Arrangement, in each case on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation to or in respect of any such other party without the prior written consent of the Purchaser;

(d)	opposing any injunction or restraining or other order seeking to stop, or otherwise adversely affecting each of its ability to consummate, the Arrangement and defending, or causing to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the Arrangement and the transactions contemplated hereby;

(e)	using, and, in the case of the Company, causing its subsidiaries to use, reasonable best efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the Arrangement;

(f)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements which applicable Laws may impose on it or its subsidiaries or affiliates with respect to the transactions contemplated hereby; and

(g)	not taking any action, or permitting any action to be taken or commercially reasonable action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the completion of the Arrangement or to prevent or materially delay the completion of the transactions contemplated under this Agreement (including the satisfaction of any condition set forth in Article VI) or any Regulatory Approval, in each case, except as specifically permitted by this Agreement.
(2) The Parties shall cooperate in the preparation of any application for the Regulatory Approvals and any other orders, clearances, consents, rulings, exemptions, no-action letters and approvals reasonably deemed by either the Purchaser or the Company to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under applicable Laws in connection with the Arrangement and this Agreement. In connection with the foregoing, each Party shall furnish, on a timely basis, all information as may be reasonably required by the other Party or by any Governmental Entity to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing shall contain a misrepresentation.
(3) The Parties shall consult with, and consider in good faith any suggestions or comments made by, the other Party with respect to the documentation relating to the Regulatory Approvals process, provided that, to the extent any such document contains any information or disclosure relating to a Party or any affiliate of a Party, such Party shall have approved such information or disclosure prior to the submission or filing of any such document (which approval shall not be unreasonably withheld or delayed).
(4) Subject to applicable Laws, the Parties shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. Notwithstanding the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that external legal counsel to the Purchaser and the Company shall receive non-redacted versions of drafts or final submissions, filings or other written communications to any Governmental Entity on the basis that the redacted information shall not be shared with their respective clients. The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(5) Each of the Purchaser and the Company shall promptly notify the other if at any time before the Effective Time it becomes aware that:
(a)	any application for a Regulatory Approval or other filing under applicable Laws made in connection with this Agreement, the Arrangement or the transactions contemplated herein contains a misrepresentation; or

(b)	any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained a misrepresentation, such that an amendment or supplement to such application, filing, document or submission or order, clearance, consent, ruling, exemption, no-action letter or approval may be necessary or advisable. In such case, the Parties shall cooperate in the preparation of such amendment or supplement as required.
(6) Notwithstanding anything in this Agreement to the contrary, if any objections are asserted with respect to the transactions contemplated hereby under any applicable Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated hereby as violative of or not in compliance with the requirements of any applicable Law, the Parties shall use their reasonable best efforts consistent with the terms hereof to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.
(7) Without limiting the generality of the foregoing, in exercising its reasonable best efforts, the Purchaser shall, and shall cause its affiliates to, take any and all steps necessary to obtain the Key Non-Transportation Regulatory Approvals as promptly as practicable including agreeing in respect of any of the businesses, properties, assets, operations, rights or interests of the Purchaser Parties and their subsidiaries and affiliates (including any businesses, properties, assets, operations, rights or interests acquired or to be acquired by the Purchaser contemplated hereby): (a) to any and all divestitures, licensing, hold separate or similar arrangements with respect to assets or conduct of business arrangements; (b) to terminate any and all existing relationships and contractual rights and obligations; (c) to commit to, enter into, register or effect any and all undertakings or consent agreements, and (d) to satisfy, assent to and/or comply with the terms and conditions of any approval, in each such case without any reduction of the Consideration. In fulfillment of this covenant, and in addition to its obligations under Section 5.3(1), the Purchaser shall, among other steps or actions and without limiting the scope of the Purchaser’s obligations, oppose fully and vigorously any action relating to this Agreement or the transactions contemplated hereby, including to appeal promptly any adverse decision or order by any Governmental Entity or, if requested by the Company, to commence or defend, or threaten to commence or defend, and to pursue vigorously litigation reasonably believed by the Company to be helpful in obtaining authorization from Governmental Entities or in terminating any outstanding Proceedings to enable the consummation of the transactions contemplated hereby; it being understood that the costs and expenses of all such legal actions shall be borne by the Purchaser.
5.4 Public Communications
Subject to Section 2.4, none of the Company or the Purchaser Parties shall, and each shall cause its respective representatives not to, issue any press release or otherwise make any disclosure relating to this Agreement or the Arrangement without the consent of the Parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to the Company’s overriding obligation to make any disclosure or filing required under applicable Laws, and in such circumstances the Company shall use all reasonable best efforts to give prior oral or written notice to the Purchaser Parties and reasonable opportunity for the Purchaser Parties and its legal counsel to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.
ARTICLE VI
CONDITIONS
6.1 Mutual Conditions Precedent
The obligations of the Parties to complete the Arrangement and the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:
(a)	the Arrangement Resolution shall have been approved by the Shareholders at the Company Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or materially modified in a manner unacceptable to the Company or the Purchaser, acting reasonably, on appeal or otherwise;

(c)	no applicable Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement or the other transactions contemplated by this Agreement;

(d)	the Key Non-Transportation Regulatory Approvals shall have been obtained or concluded and, in the case of waiting or suspensory periods, such periods shall have expired or have been terminated; and

(e)	this Agreement shall not have been terminated in accordance with its terms.
6.2 Additional Conditions Precedent to the Obligations of the Purchaser
The obligations of the Purchaser to complete the transactions contemplated by this Agreement and pay the aggregate Consideration pursuant to Section 2.9 shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser):
(a)	all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect (other than the representations and warranties contained in paragraphs (b), (d)(i), (i)(ii) and (y) of Schedule E and in the first two sentences of paragraph (e) of Schedule E, which shall be true and correct in all respects, and other than the representations and warranties contained in paragraph (e) of Schedule E (except for the first two sentences), which shall be true and correct in all material respects), and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	since the date hereof, there shall not have been or occurred a Material Adverse Effect;

(d)	the consent of the counterparty to each Contract set forth in Schedule 6.2(d) of the Company Disclosure Letter to the acquisition by the Purchaser of the Class A Shares and the Class B Shares shall have been obtained to the extent required under such Contract;

(e)	the Transportation Regulatory Approvals shall have been obtained or concluded and, in the case of waiting or suspensory periods, expired or have been terminated;

(f)	the aggregate number of Class A Shares and Class B Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of Class A Shares and Class B Shares outstanding as of the Effective Time; and

(g)	the Plan of Arrangement shall not have been modified or amended in a manner adverse to the Purchaser without the Purchaser’s consent.
6.3	Additional Conditions Precedent to the Obligations of the Company
The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):
(a)	all covenants of the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects, and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two of its senior executive officers (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects), and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.9 the funds required to effect payment in full of (i) the aggregate Consideration to be paid for the Class A Shares and Class B Shares pursuant to the Arrangement; and (ii) the Plans Consideration, and the Company shall have received written confirmation of the irrevocable wire transfer of the funds referred to in this Section 6.3(c) in form satisfactory to it, acting reasonably;

(d)	the Purchaser shall have advanced in full to, or as directed by, the Company the Purchaser Loan in accordance with Section 2.9; and

(e)	with respect to all Transportation Regulatory Approvals the failure of which to obtain or conclude could result in criminal, quasi-criminal or administrative liability or penalties to a director or officer of the Company or any of its subsidiaries, such Transportation Regulatory Approvals shall have been obtained or concluded and, in the case of waiting or suspensory periods, expired or have been terminated.
6.4	Satisfaction of Conditions
The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following the filing of the Articles of Arrangement in accordance with the terms of this Agreement. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be released from escrow when the Certificate of Arrangement is issued by the Director without any further act or formality required on the part of any person.
ARTICLE VII
ADDITIONAL AGREEMENTS
7.1	Notice and Cure Provisions
(1) Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:
(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.
(2) The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(c)(ii) and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(d)(ii) unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is reasonably capable of being cured (except matters arising out of the failure to make appropriate disclosure in the Company Disclosure Letter), no Party may exercise such termination right until the earlier of (a) the Outside Date and (b) the date that is 30 days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the earlier of (i) five business days prior to the Outside Date and (ii) the date that is 30 days following receipt of such notice by the Party to whom the notice was delivered (without causing any breach of any other provision contained herein).
(3) Each Party shall promptly notify the other Party of (a) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives), and (b) any material legal actions threatened or commenced against or otherwise affecting such Party or any of its subsidiaries or affiliates that are related to the transactions contemplated by this Agreement.
7.2	Non-Solicitation
(1) Except as expressly provided in this Section 7.2, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its subsidiaries (collectively, “Representatives”): (a) solicit, facilitate, knowingly encourage or initiate any inquiries or proposals regarding an Acquisition Proposal; (b) encourage or participate in any discussions or negotiations, including by furnishing any information relating to the Company or any of its subsidiaries or affording access to the business, properties, assets, books or records of the Company or its subsidiaries, with any person (other than the Purchaser Parties) regarding an Acquisition Proposal; (c) make a Change in Recommendation; (d) accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 7.2(1)); or (e) accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(3)).
(2) Except as otherwise provided in this Section 7.2, the Company shall, and shall cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by the Company, its subsidiaries or any Representatives with respect to any actual or potential Acquisition Proposal, and, in connection therewith, the Company shall discontinue access to the Data Room (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding the Company and its subsidiaries previously provided to any such person or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding the Company and its subsidiaries. The Company agrees that neither it, nor any of its subsidiaries, shall terminate, waive, amend or modify, and agrees to actively prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it or any of its subsidiaries is a party (except to allow the person party to such provisions or agreement to privately propose an Acquisition Proposal to the Company and except that the Purchaser acknowledges that the automatic termination of the standstill provisions of such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 7.2(2)); provided that the foregoing shall not prevent the Board of

Directors from considering and accepting any new Acquisition Proposal that is determined to be a Superior Proposal that might be made by any such person, provided that the remaining provisions of this Section 7.2 are complied with.
(3) Notwithstanding Section 7.2(1), Section 7.2(2) and any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, the Company receives a written Acquisition Proposal not resulting from a breach of this Section 7.2 that the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal advisors, constitutes or could reasonably be expected to constitute a Superior Proposal, then the Company may, following compliance with Section 7.2(4):
(a)	furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal;
provided that the Company shall not, and shall not allow its Representatives to, disclose any non-public information to such person without having entered into a confidentiality and standstill agreement with such person that contains provisions that are no less favourable to the Company than those contained in the Confidentiality Agreement except that such agreement need not restrict the ability of such person to privately propose an Acquisition Proposal to the Company (a correct and complete copy of which confidentiality and standstill agreement shall be provided to the Purchaser before any such non-public information is provided), provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company or its subsidiaries from complying with this Section 7.2, and shall promptly provide to the Purchaser any material non-public information concerning the Company or its subsidiaries provided to such other person which was not previously provided to the Purchaser.
(4) The Company shall promptly (and in any event within 24 hours following receipt) notify the Purchaser (at first orally and thereafter in writing) in the event it receives after the date hereof an Acquisition Proposal (including any request for non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or its subsidiaries, in each case, in connection with a potential Acquisition Proposal), including the material terms and conditions thereof (including the identity of the person making the Acquisition Proposal), and shall regularly and promptly inform the Purchaser in writing as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms or conditions, of such Acquisition Proposal.
(5) Notwithstanding anything in this Agreement to the contrary, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, the Company receives an Acquisition Proposal not resulting from a breach of this Section 7.2 that the Board of Directors concludes in good faith, after consultation with its financial and outside legal advisors, constitutes a Superior Proposal, the Board of Directors may, subject to compliance with the procedures set forth in Section 8.1(1)(d)(i), authorize the Company to terminate this Agreement and contemporaneously enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, if and only if:

(a)	it has provided the Purchaser with a copy of the Superior Proposal document, together with any financing documents supplied to the Company in connection therewith, and written confirmation from the Company that the Board of Directors has determined that the proposal constitutes a Superior Proposal; and

(b)	five business days (the “Matching Period”) shall have elapsed from the date that is the later of (i) the date the Purchaser received written notice advising the Purchaser that the Board of Directors has resolved, subject only to compliance with this Section 7.2, to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal and (ii) the date the Purchaser has received all of the materials set forth in Section 7.2(5)(a), (it being understood that the Company shall promptly inform the Purchaser of any amendment to the financial or other material terms of such Superior Proposal during such period).
(6) During the Matching Period, the Company agrees that the Purchaser shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors shall review any offer by the Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties and in consultation with its financial and outside legal advisors, whether the Purchaser’s amended offer, upon acceptance by the Company would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal. If the Board of Directors so determines, the Company shall enter into an amended agreement with the Purchaser reflecting the Purchaser’s amended offer. If, after the expiry of the Matching Period, the Board of Directors continues to believe, in good faith, after consultation with its financial and outside legal advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects the Purchaser’s amended offer, if any, or the Purchaser fails to enter into an agreement with the Company reflecting such amended offer, the Company and the Board of Directors may, subject to compliance with the other provisions hereof, effect a Change in Recommendation (other than of the type referred to in clause (D) of the definition thereof) and/or, subject to payment of the Termination Fee as set forth in Section 8.1(1)(d)(i), terminate this Agreement to enter into an agreement in respect of a Superior Proposal.
(7) In the event that the Company provides the notice contemplated by Section 7.2(5)(b) on a date which is less than five business days prior to the Company Meeting, the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting to a date that is not more than seven business days after the date of such notice.
(8) The Company acknowledges that each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 7.2(5)(b) and shall initiate a new five business day period.
(9) Nothing contained in this Agreement, including Section 7.2(1), shall prohibit the Board of Directors from making a Change in Recommendation (other than of the type identified in clause (D) of the definition thereof) or from making any disclosure to any securityholders of the Company prior to the Effective Time, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the Board of Directors, after consultation with outside legal counsel, failure to take such action or make such disclosure would be a breach of the Board of Directors’ exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including its obligations under Rules 14e-2 and 14d-9 under the 1934 Act with regard to an Acquisition Proposal and by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws), provided that for greater certainty in the event of a Change of Recommendation and a termination by the Purchaser of this Agreement pursuant to Section 8.1(1)(c)(i), the Company shall pay the

Termination Fee as required by Section 7.3(2). The Board of Directors may not make a Change in Recommendation pursuant to the preceding sentence unless the Company gives the Purchaser at least two business days prior written notice of its intention to make such Change in Recommendation; provided that, for greater certainty, the foregoing limitation shall not apply in respect of any actions taken under Section 7.2(6) after the expiry of the Matching Period. In addition, nothing contained in this Agreement shall prevent the Company or the Board of Directors from calling and holding a meeting of the Shareholders, or any of them, requisitioned by the Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with applicable Laws.
7.3	Expenses and Termination Fees
(1) The Purchaser shall pay all filing fees payable in connection with the Regulatory Approvals. Except as otherwise provided herein, each Party shall pay all other fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.
(2) If a Termination Fee Event occurs, the Company shall pay as directed by the Purchaser in writing (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.3(3). For the purposes of this Agreement, “Termination Fee” means Cdn$38,500,000, less the amount of any non-resident withholding required by applicable Laws relating to Taxes which is concurrently remitted by the Company to the relevant Governmental Entity in respect of such amount, and “Termination Fee Event” means:
(a)	the termination of this Agreement pursuant to (i) Section 8.1(1)(c)(i), or (ii) Section 8.1(1)(d)(i), or (iii) any subsection of Section 8.1 if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 8.1(1)(c)(i); or

(b)	except where a Termination Fee has been paid, (i) the making or announcement or other public disclosure of an Acquisition Proposal, or an Acquisition Proposal otherwise becomes known to the Company or the Board of Directors, after the announcement of the transactions contemplated herein and prior to the termination of this Agreement, (ii) the exercise by the Company or the Purchaser of their respective termination rights under Section 8.1(1)(b)(i) or Section 8.1(1)(b)(iii) or by the Purchaser under Section 8.1(1)(c)(ii), and (iii) an Acquisition Proposal is consummated within a period of nine months from the exercise of such termination rights, or a definitive agreement with respect to an Acquisition Proposal is entered into by the Company and/or any of its subsidiaries within such nine-month period; provided, that for the purposes of this paragraph (b), all references to “20%” or “10%” in the definition of Acquisition Proposal shall be changed to “50%”.
(3) If a Termination Fee Event occurs in circumstances described in Section 7.3(2)(a)(ii) or due to a termination of this Agreement by the Company in circumstances described in Section 7.3(2)(a)(iii), the Termination Fee shall be paid simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser in circumstances described in Section 7.3(2)(a)(i) or (iii), the Termination Fee shall be paid within two business days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances described in Section 7.3(2)(b), the Termination Fee (less any amounts paid by the Company to the Purchaser under Section 7.3(4)) shall be paid immediately upon the earlier of entry by the Company and/or any of its subsidiaries into a definitive agreement with respect to an Acquisition Proposal or consummation of an Acquisition Proposal.

(4) In the event that this Agreement is:
(a)	terminated pursuant to the exercise by the Purchaser of its rights pursuant to Section 8.1(1)(c)(ii); or

(b)	terminated pursuant to the exercise (A) by the Company of its termination rights pursuant to Section 8.1(1)(d)(ii) or Section 8.1(1)(d)(iii), in each case if at the time of such termination there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of this Agreement by the Purchaser) that would cause the conditions set forth in Section 6.1 and Section 6.2 not to be satisfied on or prior to the Outside Date, or (B) by the Company pursuant to Section 8.1(1)(b)(i), if at such time the Company would otherwise have been entitled to terminate this Agreement in the circumstances set forth in clause (A), provided that in each case the Marketing Period shall have been completed, then, (i) in the case of clause (a), in addition to the rights of the Purchaser under Section 7.3(2)(b) (including to any payment thereunder), the Company shall pay to the Purchaser by wire transfer in immediately available funds to an account designated by the Purchaser an amount equal to the Purchaser’s out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, up to a maximum amount of Cdn$12,000,000 against receipts therefor and (ii) in the case of clause (b), the Purchaser shall pay to the Company by wire transfer in immediately available funds to an account designated by the Company an amount equal to Cdn$61,400,000 (the “Break-Up Fee”). In each case, such payment shall be due within two business days of such termination.
(5) In no event shall the Company be required to pay to the Purchaser in connection with this Agreement, in the aggregate, an amount in excess of the Termination Fee.
(6) Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Break-Up Fee from the Purchaser pursuant to this Section 7.3 or the guaranty thereof pursuant to the Guaranty shall be the sole and exclusive remedy of the Company and its subsidiaries against the Purchaser, the Guarantor and any of their respective former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees for any loss suffered as a result of the failure of the transactions contemplated hereby to be consummated, and upon payment of such amount, none of the Purchaser, the Guarantor or any of their respective former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.
7.4	Access to Information; Confidentiality Agreement
(1) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any Contract of the Company or its subsidiaries, the Company shall:

(a)	give to the Purchaser and its representatives (including its financing sources) reasonable access to the offices, properties (including for the purpose of conducting environmental assessments and investigations), books and records, including correspondence with regulators and work papers, of the Company and its subsidiaries; and

(b)	furnish to the Purchaser and its representatives (including its financing sources) such financial and operating data and other information as such persons may reasonably request.
(2) Any investigation pursuant to this Section 7.4 shall be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its subsidiaries. Neither the Purchaser nor any of its representatives shall contact officers or employees of the Company or any of its subsidiaries except after prior approval of Martin Lockyer, Vice President, Legal Services and Corporate Secretary, which approval shall not be unreasonably withheld, conditioned or delayed.
(3) Notwithstanding Section 7.4(1) or any other provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would violate applicable Law or jeopardize any attorney-client privilege claim by the Company or any of its subsidiaries; provided that the Company shall use its reasonable best efforts to put in place an arrangement to permit such disclosure without loss of attorney-client privilege.
(4) For greater certainty, the Purchaser Parties shall treat, and shall cause their respective representatives to treat, all information furnished to them or any of such representatives (including the Lenders and any of their representatives or advisors or any Purchaser Party) in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement (including information furnished pursuant to Section 7.8) in accordance with the terms of the Confidentiality Agreement; provided that the Purchaser shall be entitled to provide such information to its Lenders and investors in its debt financing and their respective representatives and rating agencies, subject to the confidentiality conditions set forth in the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser acknowledges and agrees that the Company Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement. However, nothing contained herein shall limit the ability of any person to disclose such information as is required by Law to any Taxing Authority.
7.5	Interim Period Consents
The Purchaser shall, promptly following the date hereof, designate two individuals from either of whom the Company may seek approval to undertake any actions not otherwise permitted to be taken under Section 5.1, and shall ensure that such persons shall respond, on behalf of the Purchaser, to the Company’s requests in an expeditious manner.
7.6	Employee Matters
From and after the Effective Time, the Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries under any employment or collective bargaining agreements with current or former Company Employees and Company Plans in accordance with their terms as in effect immediately before the Effective Time; provided that no provision of this Section 7.6 shall preclude the Company from terminating or amending any Company Plan in accordance with its terms or as may be required by applicable Law nor give any

Company Employees any right to continued employment nor impair in any way the right of the Company or any of its subsidiaries to terminate the employment of any Company Employees.
7.7	Indemnification and Insurance
(1) From and after the Effective Time, the Purchaser shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of any of the Company and its subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceedings arising out of or related to such Indemnified Person’s service as a director or officer of the Company and/or any of its subsidiaries or services performed by such persons at the request of the Company and/or any of its subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement and the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither the Purchaser nor the Company shall settle, compromise or consent to the entry of any judgment in any Proceeding involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a director or officer of the Company and/or any of its subsidiaries or services performed by such persons at the request of the Company and/or any of its subsidiaries at or prior to or following the Effective Time without the prior written consent of that Indemnified Person unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person (which release shall be in form and substance reasonably satisfactory to such Indemnified Person) from all liability arising out of such Proceeding.
(2) Prior to the Effective Time, the Company and its subsidiaries shall and, if the Company and its subsidiaries are unable to, the Purchaser shall cause the Company and its subsidiaries as of the Effective Time, to obtain and fully pay a single premium for the extension of the directors’ and officers’ liability coverage of the Company’s and its subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under the existing policies of the Company and its subsidiaries with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and its subsidiaries for any reason fail to obtain such “run off” insurance policies as of the Effective Time, the Company and its subsidiaries shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s and its subsidiaries’ existing policies as of the date hereof, or the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the Indemnified Persons as provided in the Company’s existing policies as of the date hereof. Notwithstanding the foregoing, in no event shall the Company be obligated pursuant to this Section 7.7(2) to obtain or maintain any insurance policies if the annual premium for any such policy exceeds 300% of the premium currently paid by the Company for any such policy.

(3) If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 7.7 that is denied by the Company or the Purchaser, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then the Company and the Purchaser shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company or the Purchaser.
(4) The rights of the Indemnified Persons under this Section 7.7 shall be in addition to any rights such Indemnified Persons may have under the constating or other charter or governance documents of the Company or any of its subsidiaries, or under any applicable Law or under any Contract of any Indemnified Person with the Company or any of its subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the constating documents of the Company or any subsidiary of the Company or any Contract between such Indemnified Person and the Company or any of its subsidiaries shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.
(5) If the Company or, following the Effective Time, the Purchaser or any of their successors or assigns shall (a) amalgamate, consolidate with or merge or wind-up into any other person and, if applicable, shall not be the continuing or surviving corporation or entity; or (b) transfer all or substantially all of its properties and assets to any person or persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 7.7.
(6) The provisions of this Section 7.7 shall survive the consummation of the transactions contemplated by this Agreement and are intended for the benefit of, and shall be enforceable by, the Indemnified Persons, and their respective heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns, and, for such purpose only, the Company hereby confirms that it is acting as trustee on their behalf.
7.8	Financing Assistance
(1) The Company shall, and shall cause its subsidiaries to, and use its reasonable best efforts to have its and their Representatives to, provide such cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the advance of the debt financing referred to in Section 5.2 as contemplated in the Commitment Letter (provided that (i) to the extent reasonably practicable, such request is made on reasonable notice and reasonably in advance of the proposed commencement of the Marketing Period and/or the date that the Final Order is obtained by the Company, (ii) cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or unreasonably interfere with or hinder or delay the performance by the Company or its subsidiaries of their obligations hereunder, and (iii) the Company shall not be required to provide, or cause any subsidiaries to provide, cooperation that involves any binding commitment by the Company or any of its subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to the Company or its subsidiaries upon the termination of this Agreement), including as so requested:
(a)	participating in meetings (including meetings with rating agencies), drafting sessions and due diligence sessions;

(b)	furnishing the Purchaser and the Lenders with such financial and other pertinent information regarding the Company as may be reasonably requested by the Purchaser;

(c)	assisting the Purchaser and the Lenders (upon delivering of signed non-disclosure undertakings in customary form) in the preparation of, and providing the Purchaser a written authorization for the release of, (i) necessary, customary or advisable offering materials (including offering memoranda, bank books, road show materials and bank syndication materials) for any debt raised to complete the Arrangement (including, if reasonably requested by the Purchaser, the execution and delivery of customary representation letters and an additional version of such information to be used by prospective lenders’ public-side employees and representatives who do not wish to receive material non-public information with respect to the Company and its subsidiaries) and (ii) necessary, customary or advisable materials for rating agency presentations;

(d)	cooperating with the Purchaser in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such debt financing;

(e)	cooperating with the marketing efforts of the Purchaser and the Lenders for any debt raised by the Purchaser to complete the Arrangement (including, if requested by the Purchaser, participating in “road shows” and bank meetings for such purpose);

(f)	preparing and furnishing the Purchaser and the Lenders with financial and other information regarding the Company and its subsidiaries as may be reasonably requested by the Purchaser, including financial statements, prepared in accordance with GAAP together with a reconciliation to United States generally accepted accounting principles prepared substantially in accordance with Item 18 of Form 20-F, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S–X and Regulation S-K promulgated under the 1933 Act (excluding information required by Regulation S-X Rule 3-10, but including summary guarantor/non-guarantor information of the type that customarily would be included in an offering memorandum relating to private placements of debt securities under Rule 144A of the 1933 Act) and of type and form, and for the periods, customarily included in offering documents to consummate private placements of debt securities under Rule 144A of the 1933 Act, assuming that such private placements were consummated at the same time during the Company’s fiscal year as such private placements of debt securities will be made, all of which shall be Compliant (all information required to be delivered pursuant to this clause (f) being referred to as the “Financing Information”);

(g)	using reasonable best efforts to obtain customary accountants’ comfort letters, legal opinions, appraisals, surveys, certificate of location and plan, title insurance or title opinions from a firm carrying acceptable insurance coverage and other documentation and items relating to such debt financing as reasonably requested by the Purchaser and, if requested by the Purchaser, to cooperate with and assist the Purchaser in obtaining such documentation and items;

(h)	using its reasonable best efforts to provide (i) monthly financial statements as soon as possible and in no event later than 25 days after the end of each month, (ii) quarterly financial statements as soon as possible and in no event later than 45 days after the end of each fiscal quarter (other than the fourth quarter), and (iii) annual financial statements prepared in accordance with GAAP, including an auditors’ report thereon, as soon as possible and in no event later than 90 days after the end of the fiscal year, in each case prior to the Effective Date;

(i)	executing and delivering, to be effective as of the Effective Time, any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents, as may be reasonably requested by the Purchaser (including a certificate of the Chief Financial Officer of the Company or any subsidiary thereof with respect to solvency matters and consents of accountants for use of their reports in any materials relating to such debt financing) and otherwise facilitating the pledging of collateral as may be reasonably requested by the Purchaser (including cooperation in connection with the pay-off of existing indebtedness and the release of related Liens and other Liens identified by Purchaser if applicable or not insured by title insurance);

(j)	using reasonable best efforts to take actions necessary to (i) permit the Lenders to evaluate the Company’s and its subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Effective Time and (ii) establish, effective as of the Effective Time, bank and other accounts and blocked account agreements and lock box arrangements in connection with such debt financing provided that no right of any Lender, nor obligations of the Company or any of its subsidiaries, thereunder shall be effective until the Effective Time;

(k)	using reasonable best efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which the Company or any of its subsidiaries is a party and to arrange discussions among the Purchaser and the Lenders with other parties to material leases, encumbrances and contracts as of the Effective Time; and

(l)	taking all corporate actions, to be effective at the Effective Time, requested by the Purchaser that are necessary or customary to permit the consummation of such debt financing and to permit the proceeds thereof, together with the cash at the Company and its subsidiaries, to be made available to the Purchaser on the Effective Date to consummate the transactions contemplated hereby.
(2) Notwithstanding Section 7.8(1), none of the Company nor any subsidiary of the Company shall be required to (a) pay any commitment, consent or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time, (b) take any action or do anything that would (i) contravene any applicable Law, (ii) contravene any Contract of the Company or any subsidiary of the Company that relates to borrowed money or (iii) be capable of impairing or preventing the satisfaction of any condition set forth in Article VI, (c) commit to take any action that is not contingent on the consummation of the transactions contemplated by this Agreement at the Effective Time, or (d) except as required to comply with applicable Securities Laws disclose any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or similar information or violate any obligations of the Company or any other person with respect to confidentiality. The Purchaser agrees to indemnify the Company, its affiliates and their respective officers, directors and employees from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with any request by the Purchaser made hereunder and for any alleged misstatement or omission in any information provided hereunder at the request of the Purchaser (other than historical factual information to the extent prepared by the Company and relating to the Company and its subsidiaries). The Purchaser shall promptly upon request by the Company and from time to time reimburse the Company and its subsidiaries for all reasonable out-of-pocket costs (including legal fees) incurred by the Company or its subsidiaries and their respective advisers, agents and representatives in connection with any of actions contemplated by this Section 7.8, including, if this Agreement is terminated by the Purchaser (other than pursuant to Section 8.1(1)(c)(i) or 8.1(1)(c)(ii)) in accordance with its terms, in connection with any unwinding or similar transactions by the Company or its subsidiaries required as a result of actions taken pursuant to this Section 7.8.
7.9	Repayment of Existing Indebtedness
(1) The Company shall repay all amounts outstanding under the Senior Credit Facility in full in accordance with the Senior Credit Facility, and shall cause all security interests granted under the Senior Credit Facility and any related agreements to be released in accordance with the Senior Credit Facility and such agreements, in each case on the Effective Date, immediately prior to the Effective Time.
(2) As soon as reasonably practicable after the receipt of any written request by the Purchaser to do so, the Company shall make an offer to purchase and, if requested by the Purchaser, consent solicitation with respect to all, but not less than all, of the issued and outstanding Senior Subordinated Notes on such terms and conditions as shall be specified, from time to time, by the Purchaser in writing (including the related consent solicitation, if any, the “Debt Tender Offer”), such offer to close immediately prior to the Effective Time, conditional on all of the conditions to the completion of the transactions contemplated by this Agreement set forth in Article VI being satisfied or waived in accordance with this Agreement. The Company shall, and shall cause its subsidiaries to, and use its reasonable best efforts to have its and their Representatives to, provide such cooperation to the Purchaser as the Purchaser may reasonably request in connection with the Debt Tender Offer. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Tender Offer shall be selected by the Purchaser and the Company shall enter into customary agreements with such parties so selected and on terms and conditions reasonably acceptable to the Purchaser and the Company. The Company shall not, without the consent of the Purchaser, waive any condition to the Debt Tender Offer or make any changes to the Debt Tender Offer other than as agreed between the Purchaser and the Company. The Company shall take all steps reasonably necessary to complete the purchase of all Senior Subordinated Notes validly tendered pursuant to the Debt Tender Offer (and not validly withdrawn prior to the expiry of such offer) (the “Tendered Notes”) on the Effective Date, immediately prior to the Effective Time, including, if applicable, subject to the receipt of the requisite consents, paying for consents validly delivered pursuant to the Debt Tender Offer (and not validly withdrawn prior to the expiry of such offer).
(3) If requested by the Purchaser in writing on a timely basis, in lieu of commencing a Debt Tender Offer (or in addition thereto), the Company shall (a) notify the Trustee (as defined in the Senior Notes Indenture) in accordance with Section 1103 of the Senior Notes Indenture of the Company’s intention to redeem any or all of the issued and outstanding Senior Subordinated Notes on the Effective Date and take any other actions reasonably requested by the Purchaser to redeem the Senior Subordinated Notes on the Effective Date, immediately prior to the Effective Time and/or (b) take any actions reasonably requested by the Purchaser that are reasonably necessary to facilitate the satisfaction and/or discharge of any or all of the Senior Subordinated Notes pursuant to the applicable section of the Senior Notes Indenture, and shall redeem or satisfy and/or discharge, as applicable, any or all of the Senior Subordinated Notes in accordance with the terms of the Senior Notes Indenture on the Effective Date, immediately prior to the Effective Time.
(4) The Purchaser agrees to loan sufficient funds to the Company to enable the Company to (a) repay all amounts outstanding under the Senior Credit Facility in full, (b) purchase all Tendered Notes in accordance with the terms and conditions of the Debt Tender Offer and, if applicable, subject to receipt of the requisite consents, pay for consents validly delivered and not revoked in accordance with the Debt Tender Offer, and (c) pay all amounts required to redeem, satisfy and/or discharge any Senior Subordinated Notes, in each case as contemplated by this Section 7.9. Such funds (the “Purchaser Loan”) shall be advanced by the Purchaser to, or as directed by, the Company effective as of immediately prior to the Effective Time and shall be evidenced by the issuance of a demand promissory note, in form and substance reasonably satisfactory to the Parties, by the Company to the Purchaser.
(5) If this Agreement is terminated other than pursuant to Section 8.1(1)(c)(i), Section 8.1(1)(c)(ii) or Section 8.1(1)(d)(i), the Purchaser shall promptly upon request by the Company reimburse the Company and its subsidiaries for all reasonable out-of-pocket costs (including legal fees) incurred by the Company or its subsidiaries and their respective advisors, agents and representatives in connection with any actions contemplated by this Section 7.9.
7.10	Cooperation Regarding Reorganization
(1) Subject to Section 7.10(3), the Company shall, and shall cause each of its subsidiaries to, use reasonable best efforts to implement the Pre-Closing Reorganization no later than one business day prior to the Effective Date (unless otherwise agreed by the Purchaser) and shall cooperate with the Purchaser in structuring, planning and implementing any reorganization (including for Tax purposes) of their respective capital, assets and corporate structure or such other planning as the Purchaser may request, acting reasonably (an “Additional Reorganization”).
(2) The Purchaser shall indemnify and save harmless the Company’s and its subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Reorganization.
(3) The obligations of the Company pursuant to Section 7.10(1) are conditional on the following:
(a)	any Reorganization shall not become effective unless the Purchaser shall have waived or confirmed in writing the satisfaction of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a)) proceed to effect the Arrangement;

(b)	the Purchaser shall fully indemnify the Company and its subsidiaries for the implementation costs and any direct or indirect costs and liabilities, including actual out-of-pocket costs, Taxes and loss of tax attributes, that may be incurred as a result of, or to unwind, a Reorganization if this Agreement is terminated other than pursuant to Section 8.1(1)(c)(i), Section 8.1(1)(c)(ii) or Section 8.1(1)(d)(i), which indemnity shall survive termination of this Agreement; provided that in no event shall the Purchaser be required to pay to the Company any amounts under this Section 7.10(3) in the event the Break-Up Fee is paid;

(c)	any Reorganization shall not materially delay, impair or impede the completion of the Arrangement or the ability of the Purchaser to obtain any financing required by it in connection with the transactions contemplated by this Agreement;

(d)	any Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of the Company or any of its subsidiaries;

(e)	any Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than obtaining the Transportation Regulatory Approvals and such Tax rulings, and filing such Tax elections or notifications and pre-filings or pre-clearances with corporations branches or similar Governmental Entities, in each case as the Company shall agree, acting reasonably, are necessary or advisable in the circumstances);

(f)	any Reorganization shall not require the Company or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Material Contract; and

(g)	the Company and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Reorganization.
(4) The Purchaser acknowledges and agrees that the planning for and implementation of any Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use reasonable best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Reorganization. For greater certainty, the Company shall not be liable for the failure of the Purchaser to benefit from any anticipated tax efficiency as a result of a Reorganization.
7.11	Termination of Shareholders’ Agreement
The Company shall, effective as of the Effective Date, terminate the Shareholders’ Agreement and each other agreement between the Company and/or any of its subsidiaries and any Shareholder relating to the Shares or to the governance of the Company or its subsidiaries, in each case in accordance with the terms of such agreement.
7.12	Termination of Total Return Swap Agreement
The Company shall arrange for the termination and settlement in full, as of the Effective Date, of the total return swap between the Company and Bank of Nova Scotia in connection with the Share Appreciation Rights Plan evidenced by a December 4, 2007 transaction confirmation, amending and restating a July 2, 2002 transaction confirmation, as amended on July 26, 2007.
7.13	Designation of Preferred Shares
Prior to the Effective Date, the Board of Directors shall designate a series of first preferred shares of the Company in accordance with the Company’s articles (the “Preferred Shares”), on terms reasonably satisfactory to the Purchaser, and in any event providing that the Preferred Shares shall be non-voting, non-participating, and redeemable and retractable at a price equal to the issue price of such shares.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
8.1	Termination
(1) This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Shareholders and/or the Court):
(a)	by mutual written agreement of the Parties; or

(b)	by either the Company or the Purchaser, if:
(i)	the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(1)(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	after the date hereof, there shall be enacted or made any applicable Law (or any such applicable Law shall have been amended) that makes the consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or the Purchaser from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to receive the requisite vote of the Shareholders for approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or
(c)	by the Purchaser, if:
(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board of Directors fails to make a unanimous recommendation (subject to abstentions), or withdraws, amends, modifies or qualifies, in a manner adverse to the consummation of the Arrangement, the approval or recommendation of the Board of Directors of the Arrangement or the Arrangement Resolution, or publicly proposes or publicly states its intention to do so (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten days following the formal announcement thereof shall not be considered a Change in Recommendation), (B) the Board of Directors fails to publicly reconfirm such recommendation upon the request of the Purchaser within ten days following such request (unless the Purchaser is then in material breach of its obligations hereunder and such failure relates to such breach), (C) the Board of Directors approves or recommends an Acquisition Proposal, (D) the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(3)), or (E) the Company shall have publicly announced the intention to do any of the foregoing (each of clauses (A), (B), (C), (D) and (E) above, a “Change in Recommendation”) or the Company wilfully and intentionally breaches Section 7.2(1) in a material respect; or

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such breach or failure is incapable of being cured or is not cured within the earlier of (A) 30 days following the Purchaser’s delivery of notice of such breach and (B) the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(d)	by the Company, if:
(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, the Company, in accordance with this Agreement, enters into a written agreement concerning a Superior Proposal; provided that prior to or concurrent with such termination, the Company pays the Termination Fee payable pursuant to Section 7.3;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such breach or failure is incapable of being cured or is not cured within the earlier of (A) 30 days following the Company’s delivery of notice of such breach and (B) the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iii)	the Purchaser does not (A) provide or cause to be provided the Depositary with sufficient funds to complete the transactions contemplated by the Agreement as required pursuant to Section 2.9 and (B) advance in full to, or as directed by, the Company the Purchaser Loan as required pursuant to Section 2.9; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.
(2) The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(1)(a)) shall give notice of such termination to the other Party.
8.2	Effect of Termination; Limited Recourse
(1) If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that (a) the provisions of this Section 8.2, Section 2.4(5), Section 7.3, Section 7.4(4), Section 7.8(2), Section 7.9(5), Section 7.10(2), Section 7.10(3), Article IX (other than Section 9.12) shall survive any termination hereof pursuant to Section 8.1(1); and (b) neither the termination of this Agreement nor anything contained in this Section 8.2(1) shall relieve any Party for any liability for any breach of this Agreement, subject to the limitations set forth in Section 7.3(5) and Section 7.3(6).
(2) Notwithstanding anything to the contrary in this Agreement, the Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, (a) the maximum aggregate liability of the Purchaser shall be limited to the amount of the Break-Up Fee payable hereunder, (b) the maximum liability of the Equity Sponsor, directly or indirectly, shall be limited to the express obligations of the Equity Sponsor under the Guaranty, (c) in no event shall the Company attempt to recover any amount that in the aggregate is in excess of the Break-Up Fee from any Purchaser Party (including pursuant to the Guaranty), (d) in no event shall the Company attempt to recover any amount from any former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any Purchaser Party (other than the Guarantor in the case of the Purchaser to the extent set forth in the Guaranty), and (e) no person (other than the Purchaser or its assignees) shall have any rights under the Equity Commitment Letter, whether at Law or in equity, contractually or extra-contractually, in tort or otherwise.

(3) Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.3, the Purchaser agrees that, to the extent it has incurred losses or damages in connection with this Agreement, (a) the maximum aggregate liability of the Company (including the obligation to pay the Termination Fee in accordance with Section 7.3) shall be limited to an amount equal to the Termination Fee; (b) in no event shall the Purchaser or the Equity Sponsor attempt to recover any amount (including the payment of the Termination Fee in accordance with Section 7.3) that in the aggregate is in excess of an amount equal to the Termination Fee; and (c) in no event shall the Purchaser or the Equity Sponsor or any of their subsidiaries attempt to recover any amount from any former, current or future shareholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Company.
8.3	Waiver
No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) or a future waiver of the same provisions, nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.
ARTICLE IX
GENERAL PROVISIONS
9.1	Notices
All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other Parties given in accordance with these provisions):

(a)	if to the Purchaser:

6922767 Canada Inc.
c/o First Reserve Corporation
One Lafayette Place
Greenwich, CT 06830
Attention: Mark McComiskey
Facsimile: (203) 661-6729
E-mail: mmccomiskey@firstreserve.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Facsimile: (212) 455-2502
Attention: William E. Curbow
E-mail: wcurbow@stblaw.com

and to:

Blake, Cassels & Graydon LLP
126 East 56th St
New York, NY 10022
Attention: Michael Gans
Facsimile: (212) 829-9500
E-mail: michael.gans@blakes.com

and to:

Slaughter and May
One Bunhill Row
London EC1Y 8YY
Attention: Christopher Saul
Facsimile: +44 (0)20-7090-5000
E-mail: christopher.saul@slaughterandmay.com

(b)	if to the Company:

CHC Helicopter Corporation
4740 Agar Drive
Richmond, British Columbia V7B 1A3
Attention: Sylvain Allard, President and Chief Executive Officer
Facsimile: (604) 279-2485
E-mail: sallard@chc.ca

with a copy to:

CHC Helicopter Corporation
4740 Agar Drive
Richmond, British Columbia V7B 1A3
Attention: Martin Lockyer, Vice President, Legal Services and Corporate Secretary
Facsimile: (604) 232-8359
E-Mail: mlockyer@chc.ca

and a copy to:

Ogilvy Renault LLP
Suite 3800, P.O. Box 84
Royal Bank Plaza, South Tower
200 Bay Street
Toronto, ON M5J 2Z4
Attention: Terence S. Dobbin and Pierre R. Dagenais
Facsimile: (416) 216-3930
E-Mail: tdobbin@ogilvyrenault.com / pdagenais@ogilvyrenault.com and to:

DLA Piper US LLP
1251 Avenue of the Americas
New York, NY 10020-1104
Attention: Christopher C. Paci
Facsimile: (212) 335-4501
E-Mail: christopher.paci@dlapiper.com
9.2	Governing Law; Jurisdiction; Service of Process
(1) This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein, and shall be construed and treated in all respects as a British Columbia contract. The Parties agree that any suit, action or proceeding seeking to enforce any provisions of, or based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby shall be brought in any court of the Province of British Columbia, and each of the Parties irrevocably consents to the jurisdiction of such courts (and of the appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 9.1 shall be deemed effective service.
(2) The Purchaser hereby irrevocably designates Blake, Cassels & Graydon LLP (in such capacity, the “Process Agent”), with an office at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, Canada as its designee, appointee and agent to receive, for and on its behalf, service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the Party effecting such service shall also deliver a copy thereof to the Purchaser in the manner provided in Section 9.1. The Purchaser shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that the Purchaser shall at all times have an agent for service of process for the above purposes in the Province of British Columbia. In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other entity by consolidation, merger, sale of assets or otherwise, such other entity shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of Blake, Cassels & Graydon LLP. Nothing herein shall affect the right of any Party to serve process in any manner permitted by applicable Law. The Purchaser expressly acknowledges that the foregoing waiver is intended to be irrevocable under all applicable Laws.
9.3	Injunctive Relief and Specific Performance
The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement by the Company or to otherwise obtain specific performance by the Company of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. The Parties agree that the Company shall not be entitled to an injunction or injunctions or other equitable relief to prevent breaches or threatened breaches of the provisions of this

Agreement by the Purchaser or to otherwise obtain specific performance by the Purchaser of any such provisions.
9.4	No Recourse
This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, or against the Guarantor under and to the extent set forth in the Guaranty, and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any Party hereto (other than the Guarantor (to the extent set forth in the Guaranty)) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.
9.5	Time of Essence
Time shall be of the essence in this Agreement.
9.6	Entire Agreement, Binding Effect and Assignment
This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement (including the exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.
9.7	Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
9.8	No Third Party Beneficiaries
Except as provided in Section 2.4(5), Section 7.7(6) and Section 7.10(2) which, without limiting their terms, are intended as stipulations for the benefit of the third persons mentioned therein, and except for the rights of the holders of Class A Shares and Class B Shares to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the holders of Class A Shares and Class B Shares), this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement. The Purchaser appoints the Company as the trustee for the applicable directors, officers and employees of the Company with respect to such individuals specified in Section 2.4(5), Section 7.7(6) and Section 7.10(2) and the Company accepts such appointment. To the fullest extent permitted by applicable Law, each of the Purchaser and the Company agrees that the stipulations for the benefit of third persons set out in Section 2.4(5), Section 7.7(6) and Section 7.10(2) shall not be revoked, and that acceptance by such third persons of such stipulations shall be deemed to have occurred, without prejudice to their right to accept in any other manner, through the fulfilment of their respective duties and functions with the Company or its subsidiaries until the end of the business day following the execution of this Agreement, it being an essential condition of this Agreement that the persons intended to be beneficiaries of such stipulations shall be entitled to all the rights and remedies available to them thereunder and under applicable Law.
9.9	Rules of Construction
The Parties to this Agreement waive the application of any applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.
9.10	No Liability
No director or officer of the Purchaser Parties shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser Parties. No director or officer of the Company or any of its subsidiaries shall have any personal liability whatsoever to the Purchaser Parties under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its subsidiaries.
9.11	Counterparts, Execution
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
9.12	Amendments
This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order and Final Order and applicable Laws.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

6922767	CANADA INC.

By:	(signed) Mark McComiskey Mark McComiskey
Director

By:	(signed) Dod Wales

Dod Wales
Director

CHC HELICOPTER CORPORATION

By:	(signed) Mark Dobbin Mark Dobbin
Chairman

By:	(signed) Sir Bob Reid

Sir Bob Reid
Director

SCHEDULE A
ARRANGEMENT RESOLUTION
(Voluntarily Omitted, Separate Appendix to the Circular.)

SCHEDULE B
PLAN OF ARRANGEMENT
(Voluntarily Omitted, Separate Appendix to the Circular.)

SCHEDULE C
PRE-CLOSING REORGANIZATION
The following steps, occurring in the order set forth below with respect to each subsection, shall constitute the Pre-Closing Reorganization:
A.	Pre-Closing Amalgamation

1.	Redemption of all issued and outstanding preferred shares of CHC Composites Inc. by the Government of Newfoundland in accordance with the articles of incorporation of CHC Composites Inc.

2.	Continuance of CHC Composites Inc. from Newfoundland to the Canada Business Corporations Act pursuant to section 299 of the Corporations Act (Newfoundland) and section 187 of the CBCA.

3.	Short-form amalgamation of CHC Helicopter Corporation, CHC Helicopter Holdings Ltd., CHC Helicopters International Inc., 4357825 Canada Inc. (formerly CHC Global Operations Inc.), Viking Helicopters Ltd., CHC Composites Inc. and 4083423 Canada Inc. pursuant to section 184 of the CBCA to form an amalgamated corporation, also named “CHC Helicopter Corporation”. If CHC Global Operations Canada Inc. is not the holder of Canadian aviation licences subsequent to the reorganization of the Canadian regulated subsidiaries described in the Canadian Term Sheet, it shall be a party to the amalgamation referred to herein.

4.	Unless notified in writing by the Purchaser otherwise, incorporation by CHC Helicopter Corporation of a new subsidiary under the CBCA and the contribution by CHC Helicopter Corporation to such new subsidiary of all of (a) the shares of Heli-One Inc. held by it, (b) the shares of Aero Turbine Support Ltd. held by it and (c) its other non-share assets.

B.	Reorganization of Canadian Regulated Subsidiaries

1.	The Company and the Purchaser, each acting reasonably, shall agree on and effect such transactions as are necessary to permit the implementation, immediately post-closing, of the structure set out in a term sheet entitled “Canadian Licensing Structure” (the “Canadian Term Sheet”) dated February 22, 2008 and initialled by the Parties.

C.	Reorganization of EU Regulated Business

1.	The Company and the Purchaser, each acting reasonably, shall agree on and effect such transactions as are necessary to permit the implementation, immediately post-closing, of the structure set out in a term sheet entitled “EU Licensing Structure” (the “European Term Sheet”) dated February 22, 2008 and initialled by the Parties.

SCHEDULE D
KEY NON-TRANSPORTATION REGULATORY APPROVALS
AND TRANSPORTATION REGULATORY APPROVALS
Key Non-Transportation Regulatory Approvals
•	ICA Approval

•	Confirmation, in a form satisfactory to the Purchaser, that:
▪ the Arrangement and the transactions contemplated herein will not be referred by the UK Office of Fair Trading to the Competition Commission under the Enterprise Act 2002;
▪ Either (i) the Norwegian Konkurransetilsynet has issued a decision of non-intervention under the Norwegian Competition Act of 5 March 2004, No. 12, Chapter 4 and the Regulation on Notification of Concentrations of 28 April 2004 in relation to the Arrangement and the transactions contemplated herein or (ii) the Arrangement and transactions contemplated herein are deemed to be cleared by the Norwegian Konkurransetilsynet under the Norwegian Competition Act of 5 March 2004, No. 12, Chapter 4 and the Regulation on Notification of Concentrations of 28 April 2004 because all applicable waiting periods have expired; and
▪ the Arrangement and the transactions contemplated herein have either been cleared by the German Federal Cartel Office under the Gesetz gegen Wettbewerbsbeschränkungen (Act against Restraints of Competition) of 1957 (as amended) or are deemed to be cleared by the German Federal Cartel Office under the Gesetz gegen Wettbewerbsbeschränkungen (Act against Restraints of Competition) of 1957 (as amended) because all applicable waiting periods have expired.
Transportation Regulatory Approvals
•	Confirmation, in form satisfactory to the Purchaser, acting reasonably, for the jurisdictions specified in the table below, that completion of the Arrangement and the transactions contemplated herein will not result in the revocation, withdrawal or material adverse alteration of any Permits necessary or required for or related to the operation or maintenance of Aircraft and held by the Company’s subsidiaries or to be granted in favour of the entities designated as holders of such Permits in, or as contemplated by, (a) the Canadian Term Sheet (and referred to therein as the “Canadian Licensee”) and (b) the European Term Sheet, in each case subject to any and all amendments or variations as may be required by the regulators referenced below:

Jurisdiction	Regulator
Canada	Canadian Transportation Agency

Denmark	Danish Civil Aviation Administration

Ireland	Irish Aviation Authority Irish Commission for Aviation Regulation

The Netherlands	Dutch Directorate General of Civil Aviation

Norway	Norwegian Civil Aviation Authority

United Kingdom	United Kingdom Civil Aviation Authority

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a) Corporate Existence and Power	1
(b) Corporate Authorization	1
(c) Governmental Authorization	1
(d) Non-Contravention	1
(e) Capitalization	2
(f) Subsidiaries	2
(g) Securities Laws Matters	3
(h) Financial Statements	4
(i) Absence of Certain Changes	4
(j) No Undisclosed Material Liabilities	4
(k) Compliance with Laws	5
(l) Regulatory Compliance	5
(m) Litigation	5
(n) Taxes	6
(o) Company Plans	6
(p) Collective Agreements	9
(q) Employees	10
(r) Environmental Matters	10
(s) Real Property	11
(t) Personal Property	12
(u) Intellectual Property	12
(v) Material Contracts	13
(w) Insurance	13
(x) Non-Arms Length Transactions	13
(y) Opinion of Financial Advisors	14
(z) Books and Records	14
(aa) Finders’ Fees	14
(bb) Part IX, Competition Act	14

(a)	Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of Canada and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. The Company is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, whether owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which do not have or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been, or shall be at the Effective Time, duly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or shall be necessary at the Effective Time to authorize the transactions contemplated hereby other than in connection with the approval by the Board of Directors of the Company Circular and the approval by the Shareholders in the manner required by the Interim Order and applicable Laws and approval by the Court. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. As of the date hereof, the Board of Directors has (i)determined that the Consideration per Class A Share and per Class B Share to be received by the holders of such shares pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company and (ii) resolved, subject to Section 7.2(9), to unanimously recommend (subject to abstentions) that the Shareholders vote in favour of the Arrangement Resolution, and such determinations and resolutions are effective and unamended as of the date hereof.

(c)	Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and by the Plan of Arrangement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Regulatory Approvals; (v) compliance with any applicable Securities Laws, rules and policies of the Exchanges; and (vi) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Arrangement do not and shall not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of amalgamation or by-laws of the Company or the constating documents of any of its subsidiaries, (ii) assuming compliance with the matters, or obtaining the approvals, referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or any license, approval, consent or authorization issued by a Governmental Entity held by the Company or any of its subsidiaries, (iii) require any notice or consent or other action by any person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its subsidiaries is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract or other instrument binding upon the Company or any of its subsidiaries or affecting any of their respective assets or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as do not have or would not have, or not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. True and complete copies of the articles of amalgamation and by-laws of the Company as currently in effect have been made available to the Purchaser and the Company has not taken any action to amend or succeed such documents.

(e)	Capitalization. The authorized share capital of the Company consists of an unlimited number of Class A Shares, an unlimited number of Class B Shares, an unlimited number of Ordinary Shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series. As of February 19, 2008, there were issued and outstanding the number of Class A Shares, Class B Shares and Ordinary Shares set out in the Company Disclosure Letter and no other shares were issued and outstanding. The Company Disclosure Letter sets forth, as of February 19, 2008, the number of outstanding Options, the outstanding PSUs and SARs, all holders thereof and the exercise price or reference price or grant value, as applicable, and vested amounts, where applicable, of such Options, PSUs and SARs. Except with respect to the Options, PSUs and SARs set forth in the Company Disclosure Letter, rights under the Employee Share Purchase Plan and pursuant to the terms of the Class A Shares, the Class B Shares and the Ordinary Shares and in connection with the transactions contemplated hereby, there are no options, warrants, conversion privileges, equity-based awards or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company of any shares or other securities of the Company (including Shares and preferred shares) or any of its subsidiaries or ACN or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, or whose value is based on or in reference to the value or price of, any shares or other securities of the Company (including Shares and preferred shares) or any of its subsidiaries or ACN. All outstanding Shares have been duly authorized and validly issued, are fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights), and all Class A Shares issuable upon the exercise of rights under the Options in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. No Shareholder is entitled to any pre-emptive or other similar right granted by the Company or any of its subsidiaries or ACN. There are no outstanding contractual or other obligations of the Company, any subsidiary or ACN to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of a subsidiary or ACN, except with respect to the Ordinary Shares as provided for in the Company’s articles and/or the Shareholders’ Agreement.

(f)	Subsidiaries. Except to the extent contemplated by the Pre-Closing Reorganization, the Company Disclosure Letter sets forth the following information with respect to each subsidiary of the Company (other than any inactive subsidiary or any subsidiary whose assets or revenues constitute 5% or less of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries) (the “Principal Subsidiaries”) and with respect to ACN: (i) its name; (ii) as of the date hereof, the number, type and principal amount, as applicable, of its outstanding equity securities and a list of registered holders thereof; and (iii) its jurisdiction of organization or governance. ACN and each subsidiary of the Company is a corporation, limited liability company, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the subsidiaries and of ACN, free and clear of any Liens other than Liens securing indebtedness under the Senior Credit Facility. All of such shares and other equity interests so owned directly or indirectly by the Company are validly issued, fully paid and nonassessable (and no such shares or other equity interests have been issued in violation of any preemptive or similar rights). As of the date hereof, except for the equity interests owned by the Company or by any subsidiary of the Company, directly or indirectly, in any subsidiary of the Company, neither the Company nor any subsidiary of the Company owns, beneficially or of record, any equity interest of any kind in any other person.

(g)	Securities Laws Matters.
(i)	The Company is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian Securities Laws in each of the provinces of Canada in which such concept exists and is not in default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority, is pending, in effect or ongoing or threatened or expected to be implemented or undertaken. The documents comprising the Company Filings comply as filed or furnished, or shall comply when filed or furnished, in all material respects with the requirements of applicable Securities Laws, and, except as disclosed in the Company’s press release dated January 23, 2008, did not at the time filed with or furnished to, and shall not at any time filed with or furnished to, the Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. The Company has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by the Company with the Securities Authorities since April 30, 2007, where the failure to timely file would individually or in the aggregate reasonably be expected to have a Material Adverse Effect. The Company has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential.

(ii)	The principal executive officer and the principal financial officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and the Company has made all statements required by the Sarbanes-Oxley Act , with respect to the Company’s Filings pursuant to the 1934 Act since the enactment thereof and all such certifications and statements are correct and complete. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company is otherwise in material compliance with all applicable provisions of the Sarbanes-Oxley Act.

(iii)	The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the 1934 Act). Such disclosure controls and procedures are, among other things, designed to ensure that material information required to be disclosed by the Company under applicable Securities Laws is accumulated and communicated to management of the Company, including the Company’s principal executive officer and its principal financial officer by others within those entities, as appropriate to allow timely decisions regarding required disclosure.

(iv)	The Company and its Principal Subsidiaries have established and maintain a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Based on its evaluation of internal control over forward reporting as of April 30, 2007, the Company has disclosed to its outside auditors and audit committee of the Board of Directors of the Company that, as of such date, (x) there were no significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) there was no fraud, whether or not material, that involved or involves management or other employees who had or have a significant role in the Company’s control over financial reporting. A summary of the disclosure, if any, made by management to the Company’s outside auditors and audit committee on these matters since April 30, 2007 is set forth in the Company Disclosure Letter.

(v)	The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the 1934 Act) and the Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.
(h)	Financial Statements. Except for notes required to be prepared in order to present certain financial data on a United States generally accepted accounting principles basis, the audited consolidated financial statements and the unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto and the auditors’ report thereon) included in the Company Filings were prepared or shall be prepared, as applicable, in accordance with GAAP, applied on a consistent basis as in effect on the date of such financial statements (except as may be indicated in the notes thereto), and fairly present, or shall fairly present, as applicable, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated statements of earnings, shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements).

(i)	Absence of Certain Changes. Since April 30, 2007, other than the transactions contemplated in this Agreement, (i) the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practices; (ii) there has not been a Material Adverse Effect; and (iii) there has not been any change in the accounting practices used by the Company and its subsidiaries.

(j)	No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed in the Company

Balance Sheet or the Company Filings; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since April 30, 2007; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The principal amount of all indebtedness of the Company and its subsidiaries for borrowed money, including capital leases, as of February 21, 2008, is disclosed in the Company Disclosure Letter.

(k)	Compliance with Laws. The Company, each of its subsidiaries and ACN and their respective assets are, and since April 30, 2007 has been, in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law, except for failures to comply with, investigations related to or violations of applicable Law that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(l)	Regulatory Compliance.
(i)	The Company, each of its subsidiaries and ACN have obtained and are in compliance with all material licences, permits, approvals, certificates, consents, orders, grants, procedures and standards and other authorizations of or from any Governmental Entity that are applicable to or held by it and are necessary to conduct its businesses as they are now being conducted (collectively, “Permits”). There has not occurred within the last two years any violation of, or any default under, or any event giving rise to or potentially giving rise to any right of termination, revocation, adverse modification, non-renewal or cancellation of any Permit, and no Governmental Entity has provided the Company, any of its subsidiaries or ACN with notice of any of the foregoing, except for any such matter as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(ii)	None of the Company, its subsidiaries or ACN has been convicted of any crime or engaged in any conduct which could result in debarment or disqualification by any Governmental Entity, and, to the knowledge of the Company, there are no Proceedings pending or threatened that reasonably might be expected to result in criminal liability or debarment or disqualification by any Governmental Entity.

(iii)	The Company, each of its subsidiaries and ACN are in compliance with all foreign ownership restrictions applicable to it under applicable Laws, including under the Canada Transportation Act and the European Union Airline Licensing Regulations (2407/92).
(m)	Litigation. There is no Proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its subsidiaries or ACN, any of their current or former Owned Real Property or Leased Real Property or other properties or assets that, if adversely determined, would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that could result in the revocation, cancellation or suspension of any of the Company’s, any of its subsidiaries’ or ACN’s Permits or qualifications to do business, except those the revocation, cancellation or suspension of which would not have or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(n)	Taxes.
(i)	All Returns required by applicable Laws to be filed with or provided to any Tax Authority by, or on behalf of, the Company or any of its Principal Subsidiaries have been filed when due in accordance with all applicable Laws (taking into account any applicable extensions), and all such Returns are, or shall be at the time of filing, be true and complete, except for such failures to so file, or for failures of such Returns to be true and complete that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Principal Subsidiaries has paid (or has had paid on its behalf) to the appropriate Governmental Entity all material Taxes due and payable, other than those Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the consolidated balance sheet of the Company. The Company and each of its Principal Subsidiaries has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes which are not yet due and payable through the end of the last period for which the Company or any of its Principal Subsidiaries ordinarily record items on their respective books. No deficiencies for any Taxes have been assessed with respect to any Taxes due by the Company or any of its Principal Subsidiaries and there is no Proceeding now pending or, to the Company’s knowledge, threatened against or with respect to the Company or any of its Principal Subsidiaries in respect of any Tax or Tax asset that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)	Neither the Company nor any of its Principal Subsidiaries is a party to any Tax sharing, Tax allocation or Tax indemnification agreement or has liability for the Taxes of another person as a transferee, successor or guarantor, by contract or otherwise.

(iii)	The Company and its Principal Subsidiaries have complied with all requirements relating to the withholding and remittance of amounts from payments or amounts owed to any person, except for such failures to comply as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)	None of the Company, any of its Principal Subsidiaries has (a) engaged in any reportable transaction under Section 6011 of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder or (b) been a party to any transaction forming part of notifiable arrangements (as defined for the purposes of Part 7 of the United Kingdom Finance Act 2004 (Disclosure of Tax Avoidance Schemes)) and in respect of which the Company or, to the knowledge of the Company, any other person has a duty to make a notification.

(v)	All documents on which stamp duty or any other transfer, registration or documentary Taxes or duty is or are chargeable and which are in the possession of the Company or any of the Principal Subsidiaries, or and on which they may seek to rely, have been duly stamped (or, as the case may be, such transfer, registration or documentary Taxes or duty has or have been duly paid).
(o)	Company Plans.
(i)	A complete and accurate copy of all material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, change in control, retention, severance, bonus, share purchase, share compensation, fringe benefit, retiree medical, disability, pension, retirement or supplemental retirement plans and each other material employee or director compensation or benefit plan, policy, trust, fund, agreement or arrangement for the benefit of current or former directors of the Company or any Subsidiary, Company Employees or former Company Employees, which are maintained or sponsored by, contributed to, or binding upon the Company or any Principal Subsidiary or in respect of which the Company or any Principal Subsidiary has had or has any actual or potential liability (collectively, the “Company Plans”) is contained in the Data Room and listed in the Company Disclosure Letter. Each Company Plan which is intended to be qualified within the meaning of Section 401(a) of the United States Internal Revenue Code of 1986, as amended (“IRC”) is so qualified and has received a favourable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(ii)	All of the Company Plans are and have been established, administered, registered, funded, invested and qualified, in all material respects, in accordance with all applicable Laws, and in accordance with their terms, the terms of the material documents that support such Company Plans and the terms of agreements between the Company or any of its Principal Subsidiaries and the Company Employees and former Company Employees who are members of, or beneficiaries under, the Company Plans.

(iii)	All current obligations of the Company and any of its Principal Subsidiaries regarding the Company Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by the Company or its Principal Subsidiaries, as applicable, under the terms of each Company Plan or by applicable Laws in respect of the Company Plans have been made in a timely fashion in accordance with applicable Laws in all material respects and in accordance with the terms of the applicable Company Plan. As of the date hereof, no currently outstanding notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Company or any Principal Subsidiary from any applicable Governmental Entity in respect of any Company Plan that is a pension or retirement plan.

(iv)	To the knowledge of the Company, no Company Plan is subject to any pending Proceeding initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such Proceeding or to affect the registration or qualification of any Company Plan required to be registered or qualified.

(v)	To the knowledge of the Company, no event has occurred regarding any Company Plan that would entitle any person (without the consent of the Company) to wind-up or terminate any Company Plan, in whole or in part, or which could reasonably be expected to adversely affect the tax status thereof or create a material liability to the Company or any of its Principal Subsidiaries if such Company Plan were terminated, in whole or in part.

(vi)	Neither the Company nor any of its Principal Subsidiaries has received any payments of surplus out of any Company Plan and any payments, distributions or withdrawals from, or transfers of assets to or from, any Company Plan have been made in all material respects in accordance with the valid terms of such Company Plan, applicable collective bargaining agreements and all applicable Laws and have occurred with the consent of any applicable Governmental Entity (where required).

(vii)	Any merger or conversion of any Company Plan has been carried out in accordance with the valid terms of the Company Plan and all applicable Laws and has been approved by the applicable Governmental Entities.

(viii)	No Company Plan is a “multi-employer pension plan,” as defined under applicable Law.

(ix)	There are no material unfunded liabilities in respect of any Company Plan that is a registered or qualified pension plan (as defined by applicable Law), including going concern unfunded liabilities, solvency differences or wind up deficiencies where applicable.

(x)	No Company Plan exists that, as a result of the execution of this Agreement, Shareholder approval of the Arrangement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (A) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, (C) limit or restrict the right of the Company to merge, amend or terminate any of the Company Plans, (D) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (E) payments under any of the Company Plans which would not be deductible under Section 280G of the IRC.

(xi)	To the knowledge of the Company (having taken appropriate actuarial advice but without having carried out a full actuarial valuation):
(A)	the liabilities of the CHC Scotia Pension Scheme (the “UK Pension Plan”) did not exceed its assets by more than £9.9 million as of May 30, 2007; and

(B)	if the UK Pension Plan were to be wound up as at the date hereof the liabilities of the UK Pension Plan would exceed its assets by no more than £9.9 million referred to above.
A copy of the CHC Scotia Pension Scheme Valuation Modelling Results — Updated June 2007 report by Aon is included in the Company Disclosure Letter.
(xii)	Neither the Company nor any of its Principal Subsidiaries:
(A)	has, whether by ceasing to participate in any occupational pension scheme or otherwise, become liable to pay any debt under Sections 75 or 75A of the UK Pensions Act 1995;

(B)	has been issued with a restoration order, a contribution notice or financial support direction under UK Pensions Act 2004 in relation to any pension arrangement and, to the knowledge of the Company, no facts or circumstances exist under which the Pensions Regulator established pursuant to the UK Pensions Act 2004 could impose a contribution notice or financial support direction under Sections 38 or 43 of the UK Pensions Act 2004; and

(C)	is a connected person or associated person (in each case as interpreted under Section 51 of the UK Pensions Act 2004) of any employer under any defined benefit occupational pension scheme applicable to employees in the United Kingdom (other than the UK Pension Plan).
(p)	Collective Agreements.
(i)	The Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all collective bargaining agreements or union agreements currently applicable to the Company and/or any of its subsidiaries (collectively, the “Collective Agreements”), and neither the Company nor any of its subsidiaries is in default of any of its material obligations under such agreements. To the knowledge of the Company, there are no outstanding material labour tribunal proceedings of any kind or other event of any nature whatsoever, including any Proceedings which could result in certification of a trade union as bargaining agent for any Company Employees not already covered by a Collective Agreement. To the knowledge of the Company, there are no apparent union organizing activities involving Company Employees not already covered by a Collective Agreement. Neither the Company nor any of its subsidiaries currently has any material unresolved grievances or material pending arbitration cases outstanding under any Collective Agreement.

(ii)	To the knowledge of the Company, except for those locations and Company Employees covered by the Collective Agreements, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have the Company or any of its subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of the Company, none of the Company or any of the subsidiaries has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring or has occurred during the past two years. To the knowledge of the Company, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Company or any of its subsidiaries that might materially affect the value of the Company or lead to an interruption of operations of any Principal Subsidiary at any location. None of the Company or any of the subsidiaries has engaged in any plant closing or lay-off activities within the past two years that would violate or in any way subject the Company or any of the subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards legislation.

(iii)	Neither the Company nor any of its subsidiaries has recognised any trade union or has any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by the Company or any of its subsidiaries for the purpose of consummating the transactions contemplated by this Agreement.

(q)	Employees.
(i)	The Data Room contains a complete list of Company Employees with an annual aggregate compensation in excess of $200,000 per year, including their respective location, hire date, position, salary, benefits, current status (full time or part-time, active or non-active) as well as a list of all former Company Employees that had an annual aggregate compensation in excess of $200,000 per year to whom the Company or any of its Principal Subsidiaries has any obligations indicating the nature and the value of such obligations.

(ii)	The Company Disclosure Letter contains a list, for the Company and each of its Principal Subsidiaries, of the top 10 compensated Company Employees engaged by the Company and each such Principal Subsidiary in the year immediately prior to the date hereof. As of the date hereof, no such employee has indicated to the Company or any such Principal Subsidiary that he or she intends to resign, retire or terminate his or her engagement with the Company or a Principal Subsidiary, as the case may be, as a result of the transactions contemplated by this Agreement or otherwise.

(iii)	As of the date hereof, except in any such case as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any Principal Subsidiary is a party to any Proceeding under any applicable Law relating to Company Employees or former Company Employees nor, to the Company’s knowledge, is there any factual or legal basis on which any such Proceeding might be commenced.

(iv)	All written contracts in relation to any current Company Employee who is an officer of the Company or a senior executive of a division of the Company have been made available in the Data Room. Other than as set forth in the Company Disclosure Letter, no written contract in relation to any Company Employee listed in clause (i) above contains any specific provision in relation to any employee’s termination the application of which shall be triggered by the transactions contemplated in this Agreement.

(v)	The Company and each Principal Subsidiary is operating in material compliance with all occupational health and safety Laws in connection with its business. To the knowledge of the Company, there are no pending or threatened charges against the Company or any Principal Subsidiary under occupational health and safety Laws relating to its business. There have been no fatal or critical accidents which have occurred in the course of the operation of the business since April 30, 2006 which is reasonably expected to lead to charges under applicable Law. The Company and each Principal Subsidiary has complied in all material respects with any orders, directives, judgments, decrees, injunctions, decisions, rulings, awards or writs of any Governmental Entity issued under occupational health and safety Laws.
(r)	Environmental Matters. Except in any such case as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect (i) no written notice, claim, order, complaint or penalty has been received by the Company alleging that the Company or any of its Principal Subsidiaries are in violation of, or have any liability or potential liability under, any Environmental Law or Environmental Permit, and there are no Proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Principal Subsidiaries alleging a violation of, or any liability or potential liability under, any Environmental Law or Environmental Permit; (ii) the Company and its Principal Subsidiaries hold and have held all

Environmental Permits necessary for their operations to comply with all Environmental Laws; (iii) the operations of the Company and its Principal Subsidiaries are and have been in compliance in all material respects with all required or applicable Environmental Laws and Environmental Permits; (iv) neither the Company nor any of its Principal Subsidiaries has caused any Release of a Hazardous Material on, at, from or under any real or immovable property currently or formerly owned, operated or occupied by the Company or its Principal Subsidiaries that is reasonably likely to form the basis of any material claim against the Company or any of its Principal Subsidiaries; (v) neither the Company nor any of its Principal Subsidiaries has, either expressly or by operation of Law, assumed responsibility for or agreed to indemnify or hold harmless any person for any liability or obligation arising under Environmental Law that is reasonably likely to form the basis of any material claim against the Company or any of its Principal Subsidiaries; (vi) neither the execution of this Agreement nor consummation of the transactions contemplated by this Agreement shall require any notification to any Governmental Entity or the undertaking of any investigations or remedial actions pursuant to Environmental Law; and (vii) the Company has made available to the Purchaser all material environmental reports, investigations, studies, audits and other environmental documents relating to the Company, its Principal Subsidiaries, their respective operations or any real or immovable property currently or formerly owned, operated or occupied by the Company or any of its Principal Subsidiaries.

(s)	Real Property. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the real or immovable property owned by the Company or its subsidiaries as of the date hereof, all of which is listed in the Company Disclosure Letter (the “Owned Real Property”), (i) the Company or one of its subsidiaries, as applicable, has valid, good and marketable fee simple title to the Owned Real Property, free and clear of any Liens, except for Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the real or immovable property leased, subleased or occupied by the Company or its subsidiaries as of the date hereof (other than Owned Real Property), all of which is listed in the Company Disclosure Letter (the “Leased Real Property”), (A) each lease, sublease or occupancy agreement for such property is valid, legally binding, enforceable and in full force and effect unamended by oral or written agreement, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been listed in the Company Disclosure Letter, and none of the Company or any of its subsidiaries is in breach of or default under such lease, sublease or occupancy agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or any of its subsidiaries or permit termination, modification or acceleration by any third party thereunder, (B) no third party has repudiated or has the right to terminate or repudiate any such lease, sublease or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease or occupancy agreement) or any provision thereof and (C) none of the leases, subleases or occupancy agreements has been assigned by the Company or any of its subsidiaries in favour of any person. To the knowledge of the Company, no counterparty to any foregoing lease, sublease or occupancy agreement is in material default thereunder. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, there are no Liens, except for Permitted Liens, on the leasehold, subleasehold or occupancy rights of the Company or any subsidiary to any Leased Real Property.

(t)	Personal Property. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the Aircraft, Parts and all personal or movable property owned by the Company or its Principal Subsidiaries, of which the Aircraft, as of the date hereof, are listed in the Company Disclosure Letter (the “Owned Personal Property”), (i) the Company or one of its Principal Subsidiaries, as applicable, has good and valid title to the Owned Personal Property, free and clear of any Liens other than Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Personal Property, or any portion thereof or interest therein, and (iii) the Owned Personal Property and the current use thereof comply with applicable Law. With respect to the Aircraft, Parts and personal or movable property leased or subleased by the Company or its Principal Subsidiaries, of which the Aircraft, as of the date hereof, are listed in the Company Disclosure Letter (the “Leased Personal Property”), (A) the lease or sublease agreement for such property is valid, legally binding, enforceable and in full force and effect, true and complete copies of which, if material, (including all related amendments, supplements, notices and ancillary agreements) have been made available by the Company to the Purchaser, and none of the Company or any of its Principal Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or any of its Principal Subsidiaries or permit termination, modification or acceleration by any third party thereunder, (B) no third party has repudiated or has the right to terminate or repudiate any such lease or sublease agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, and (C) none of the leases or subleases agreements has been assigned by the Company or any of its Principal Subsidiaries in favour of any person, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate or assign that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the knowledge of the Company, no counterparty to any foregoing lease or sublease agreement is in material default thereunder. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, there are no Liens, other than Permitted Liens, on the leasehold or subleasehold of the Company or any Principal Subsidiary to any Leased Personal Property.

(u)	Intellectual Property. Other than the licenses, patents, patent applications, registered trademarks or service marks, trademark or service mark applications, industrial design registrations, industrial design applications, supplemental type certificates, registered copyrights and copyright applications publicly disclosed in the Company Filings prior to the date hereof (“Company Intellectual Property”), neither the Company nor any of its Principal Subsidiaries own any licenses, patents, patent applications, registered trademarks or service marks, trademark or service mark applications, industrial design registrations, supplemental type certificates, industrial design applications, registered copyrights and copyright applications that are material to the business of the Company and its Principal Subsidiaries, taken as a whole. Except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company directly or indirectly owns or possesses the right to use all of the Company Intellectual Property, free and clear of any Liens, other than Permitted Liens, and all such Company Intellectual Property has not expired or been cancelled or terminated. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Principal Subsidiaries has received any written notice within the 12 months prior to the date hereof from any person claiming that the continuing conduct by the Company or any of its Principal Subsidiaries of its business as presently conducted has resulted or shall result in the infringement of any Company Intellectual Property or other intellectual property owned by any person or challenging the validity of any registration for and ownership or rights under license of the Company Intellectual Property, except for such instances where the claim has been settled without continuing liability or material payments by the Company or any of its Principal Subsidiaries.

(v)	Material Contracts. The Company Disclosure Letter sets forth a complete and accurate list of all Material Contracts as of the date hereof. Neither the Company nor any of its subsidiaries is in material breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract. As of the date hereof, to the knowledge of the Company, no other party to any Material Contract is in material breach of, or default under the terms of, or has threatened to terminate, any such Material Contract. Each Material Contract is a valid and binding obligation of the Company or its subsidiary that is a party thereto and is in full force and effect in accordance with its terms.

(w)	Insurance.
(i)	Each of the Company and its subsidiaries is, and has been continuously since April 30, 2007, insured by reputable and financially responsible third party insurers in respect of the operations and assets of the Company and its subsidiaries with policies issued, such policies having terms and providing insurance coverages comparable to those that are customarily carried and insured against by owners of comparable businesses, properties and assets. The third party insurance policies of the Company and its subsidiaries are in full force and effect in accordance with their terms and the Company and its subsidiaries are not in material default under the terms of any such policy. As of the date hereof, the Company has no knowledge of threatened termination of, or material premium increase with respect to, any of such policies, except as contemplated by Section 7.7.

(ii)	Each of the Company and its subsidiaries maintains a sufficient level of insurance to comply with (A) each of the Permits applicable to it and (B) the terms and conditions of each of the Material Contracts. The loss reserves on CHC Reinsurance Limited’s balance sheet have been and will be actuarially determined; and such reserves are acceptable under governing accounting, income tax or other applicable tax principles or Laws.

(iii)	The Company has made available a complete and accurate claims history for the Company during the past two years, including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending. The Company has made available true, correct and complete copies of all such policies, bonds or binders in effect on the date hereof. (including copies of all written amendments, supplements and other modifications thereto or waivers of rights there under).

(iv)	There is no claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All Proceedings covered by any of the insurance policies has been properly reported to and accepted by the applicable insurer.
(x)	Non-Arms Length Transactions. The Company Disclosure Letter sets forth all Contracts with, and all advances, loans, guarantees, liabilities or other obligations to or on behalf of, any shareholder, officer or director of the Company, or any officer or director of its subsidiaries.

(y)	Opinion of Financial Advisors. The Board of Directors has received oral fairness opinions from Scotia Capital Inc. and Merrill Lynch Canada Inc. to the effect that, as of the date of this Agreement, the Consideration per Class A Share and Class B Share to be received by the holders of such shares is fair from a financial point of view. Copies of the engagement letters with Scotia Capital Inc. and Merrill Lynch & Co. have been provided to the Purchaser.

(z)	Books and Records. All books and records of the Company and its subsidiaries fairly disclose in all material respects the financial position of the Company and its subsidiaries and all material financial transactions relating to the businesses carried on by the Company and its subsidiaries have been accurately recorded in all material respects in such books and records.

(aa)	Finders’ Fees. Except for Scotia Capital Inc. and Merrill Lynch Canada Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its subsidiaries who might be entitled to any fee or commission from the Company or any of its subsidiaries in connection with the transactions contemplated by this Agreement. The Company has made full disclosure to the Purchaser of all fees to be paid to Scotia Capital Inc. and Merrill Lynch Canada Inc. under the terms of the agreements with Scotia Capital Inc. and Merrill Lynch Canada Inc.

(bb)	Part IX, Competition Act. The Company, together with its affiliates (as such term is defined under the Competition Act), does not have assets in Canada, or gross revenues from sales in, from or into Canada, that exceed $400 million for the purposes of section 109 of the Competition Act.

SCHEDULE F
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
(a)	Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the Laws of Canada and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as it is now being conducted. The Purchaser is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not, prevent, adversely impair or materially delay the consummation of the transactions contemplated by this Agreement. All of the issued and outstanding securities or other ownership interests of the Purchaser are validly issued, fully paid and non-assessable. The Purchaser is an indirect wholly-owned subsidiary of the Equity Sponsor.

(b)	Corporate Authorization. The Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and performance of this Agreement by the Purchaser of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part is necessary to authorize the execution and delivery by it of this Agreement and the transactions contemplated hereunder. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Governmental Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Regulatory Approvals; (v) compliance with any applicable Securities Laws; and (vi) any actions or filings the absence of which would not reasonably be expected to prevent, adversely impair or materially delay the consummation of the transactions contemplated by this Agreement.

(d)	Non-Contravention. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not and shall not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of the Purchaser, (ii) assuming compliance with the matters referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) require any consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser is entitled under any provision of any material contract to which the Purchaser is a party or by which it or any of its properties or assets may be bound, or (iv) result in the creation or imposition of any Lien on any material asset of the Purchaser, with such exceptions, in the case of (ii) through (iv), as would not be reasonably expected to prevent, adversely impair or materially delay the consummation of the transactions contemplated by this Agreement.

(e)	Litigation. As of the date hereof, there is no Proceeding pending against, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or the Purchaser Parties that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Arrangement or any of the other transactions contemplated hereby.

(f)	Sufficient Funds. Prior to the execution and delivery of this Agreement, the Purchaser has delivered to the Company true and complete copies of the following commitment letters, which are unamended as of the date hereof, evidencing: (i) the availability of committed credit facilities pursuant to an executed commitment letter (the “Commitment Letter”) dated February 15, 2008 made by Morgan Stanley Bank International Limited and its affiliates (collectively the “Lenders”) in favour of 6922767 Holding SARL, and (ii) an equity commitment pursuant to an executed equity commitment letter (the “Equity Commitment Letter”) dated February 22, 2008 made by FR Horizon AIV, L.P. (the “Equity Sponsor”) in favour of the Purchaser, pursuant to which the Lenders, in the case of the Commitment Letter, and the Equity Sponsor, in the case of the Equity Commitment Letter, have committed to provide the Purchaser with debt and equity financing in the amounts of US$850,000,000 and Cdn$1,643,000,000, respectively, subject to the terms thereof. The commitments described in the Commitment Letter and the Equity Commitment Letter are not subject to any condition precedent other than the conditions expressly set forth therein. As of the date hereof (A) each of the Commitment Letter and the Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the Lenders, in the case of the Commitment Letter, and the Equity Sponsor, in the case of the Equity Commitment Letter, (B) no amendment or modification to either the Commitment Letter or the Equity Commitment Letter is contemplated, and (C) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under the Commitment Letter or the Equity Commitment Letter, respectively, or excuse the Lenders or the Equity Sponsor from their commitments thereunder. As of the date hereof (assuming the accuracy of all of the representations and warranties of the Company in this Agreement and the compliance by the Company of its obligations under this Agreement), the Purchaser does not believe that it shall be unable to satisfy on a timely basis any term or condition of closing of the financing to be satisfied by it contained in the Commitment Letter or the Equity Commitment Letter and is not aware of any existing fact, occurrence or state of events that may cause any of the terms or conditions of closing of such financings not to be met so as to enable the Purchaser to draw down in full the amounts committed thereunder or of any impediment to the funding of the cash payment obligations of the Purchaser under the Arrangement. Assuming the financing contemplated in the Commitment Letter and the Equity Commitment Letter is funded, the net proceeds contemplated by the Commitment Letter and the Equity Commitment Letter shall in the aggregate be sufficient for the Purchaser to pay the aggregate Consideration to be paid pursuant to the Arrangement and any other amounts required to be paid by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement and to pay all related fees and expenses.

(g)	Security Ownership. Other than as has been previously disclosed to the Company in writing, as of the date hereof, none of the Purchaser or any of the Purchaser Parties owns any securities of the Company.

(h)	Finders’ Fees. Except for fees that will be paid by the Purchaser and/or the Purchaser Parties, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or the Purchaser Parties or their affiliates who might be entitled to any fee or commission from the Company or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

(i)	Guaranty. Concurrently with the execution of this Agreement, the Equity Sponsor has executed and delivered to the Company the Guaranty, which Guaranty is in full force and effect and is a valid, binding and enforceable obligation of the Equity Sponsor, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Equity Sponsor under such Guaranty.

(j)	Part IX, Competition Act. The Purchaser Parties, together with their affiliates (as such term is defined under the Competition Act), (i) have no assets in Canada, and (ii) do not have gross revenues from sales in, from or into Canada, that exceed $100 million for the purposes of Section 109 of the Competition Act.

APPENDIX D-1
MERRILL LYNCH OPINION

Merrill Lynch, Pierce, Fenner & Smith Incorporated

4 World Financial Center North Tower 250 Vesey Street New York, NY 10080
February 22, 2008
The Board of Directors
CHC Helicopter Corporation
4740 Agar Drive
Richmond, BC
V7B 1A3
Members of the Board of Directors:
CHC Helicopter Corporation (the “Company”) and 6922767 Canada Inc. (the “Acquiror”) an affiliate of a fund advised by First Reserve Corporation, propose to enter into an arrangement agreement dated as of February 22, 2008 (the “Arrangement Agreement”) pursuant to which the Acquiror has agreed to acquire all of the issued and outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares in the capital of the Company (the “Company Shares”) for $32.68 per share in cash (the “Consideration”) through a plan of arrangement (the “Transaction”). We understand that the Acquiror also proposes to enter into an agreement (the “Voting Support Agreement”) with certain holders of Company Shares (collectively, the “Selling Shareholders”) under which the Selling Shareholders would agree, subject to certain conditions, to vote the Company Shares in favor of the Transaction.
You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than any such holders who are or may become affiliates of, or direct or indirect investors in, the Acquiror or its parent company.
In arriving at the opinion set forth below, we have, among other things:
(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)	Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

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(4)	Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

(8)	Reviewed a draft of the Agreement dated February 21, 2008, the Equity Commitment Letter issued by the FR Horizon AIV, L.P. to the Acquiror, the Limited Recourse Guarantee issued by the FR Horizon AIV, L.P. in favor of the Company, the Voting Support Agreement, each dated February 20, 2008, and the debt financing commitment letter issued to the Acquiror by Morgan Stanley Bank International Limited and Morgan Stanley Senior Funding Inc. dated February 15, 2008, and certain related documents;

(9)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.
In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state, provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.
Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.
We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently and have, in the past, provided financial advisory and financing services to the Company and to either the Acquiror, its parent, its respective affiliates or its portfolio companies and may continue to do so and have received, and may receive, fees for the rendering of such services. We are also currently a lender to the Company. In addition, in the ordinary course of our business, we or our affiliates may actively trade the Company Shares and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not

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constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration.
We are not expressing any opinion herein as to the prices at which the Company Shares will trade following the announcement of the Transaction.
On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than any such holders who are or may become affiliates of, or direct or indirect investors in, the Acquiror or its parent company.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

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APPENDIX D-2
SCOTIA CAPITAL OPINION

Scotia Capital Inc.
Scotia Plaza
40 King Street West
Box 4085, Station “A”
Toronto, Ontario
Canada M5W 2X6

February 22, 2008
The Board of Directors
CHC Helicopter Corporation
4740 Agar Drive
Richmond, B.C. V7B 1A3
To the Members of the Board:
     We understand that CHC Helicopter Corporation (the “Company”) is considering a transaction whereby an affiliate of a fund managed by First Reserve Corporation (the “Acquirer”), will acquire all of the outstanding Class A and Class B shares (the “Shares”) of the Company by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (the “Transaction”). Pursuant to the terms of the agreement to be entered into by the Company and the Acquirer (the “Arrangement Agreement”) and related Plan of Arrangement, holders of the Shares will receive C$32.68 in cash per Share (the “Consideration”). The terms of the Arrangement Agreement relating to the proposed transaction are to be more fully described in a disclosure document, which will be mailed to the shareholders of the Company (the “Disclosure Document”).
Background and Engagement of Scotia Capital
     Scotia Capital was engaged by the Company in August 2005 in connection with, among other things, a possible change of control transaction. Discussions regarding such transaction were terminated in 2006. Scotia Capital re-initiated discussions with the Board of Directors in early April 2007 regarding the possibility of another change of control transaction and was appointed as financial advisor by the Board of Directors on June 26, 2007. The Board of Directors of the Company formally confirmed Scotia Capital’s engagement through an agreement dated December 17, 2007 (the “Engagement Agreement”) to perform such financial advisory and investment banking services for the Company as are customary in transactions of this type including assisting the Company in analyzing strategic alternatives and, if requested, structuring, negotiating and effecting a Sale Transaction (as defined in the Engagement Agreement) and provide such opinions as to the fairness of the Transaction or alternative transactions as may be requested by the Board of Directors. The terms of the Engagement Agreement provide that Scotia Capital is to be paid an announcement fee of $2,000,000 upon the announcement of a Sale Transaction, creditable towards a success fee of 0.45% of the purchase price (as defined in the Engagement Agreement) plus $500,000 for its services, which success fee is conditional on completion of the Transaction or another change of control of the Company or certain other events. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.
     The Board of Directors has requested that Scotia Capital provide its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares (other than the Acquirer and its affiliates and certain management shareholders) (the “Company Shareholders”). The Board of Directors has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion. This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of this Opinion.
The Scotia Capital trademark represents the corporate and investment banking business of The Bank of Nova Scotia, Scotia Capital Inc. and Scotia Capital (USA) Inc. — all members of the Scotiabank Group.
Scotia Capital Inc. Is a subsidiary of The Bank of Nova Scotia.

The Board of Directors
CHC Helicopter Corporation

     Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Disclosure Document and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.
Overview of CHC Helicopter Corporation
     The Company is the world’s largest global commercial helicopter operator. The Company, through its subsidiaries, has been providing helicopter services for more than 60 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. The Company’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. The Company provides helicopter transportation services to the oil and gas industry for production and exploration activities through its European and Global Operations segments. The Company also provides helicopter transportation services for emergency medical services and search and rescue activities and ancillary services such as flight training. The Company’s Heli-One segment is the world’s largest non-original equipment manufacturer helicopter support company, providing repair and overhaul services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, and other related services to the Company’s flight operations and third-party customers around the world.
Credentials of Scotia Capital
     Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.
     The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.
Relationships of Scotia Capital
     Scotia Capital is currently the lead lender to the Company and has, in the past provided and may in the future provide, traditional banking, financial advisory or investment banking services to the Company or any of its affiliates and may in the future provide similar services to First Reserve Corporation or its affiliates.
     Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of the Company, or its affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its affiliates, or with respect to the Transaction.
Scope of Review
     In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:
(a)	a draft Arrangement Agreement dated February 21, 2008;

The Board of Directors
CHC Helicopter Corporation

(b)	a draft voting support agreement (the “Support Agreement”) dated February 20, 2008 between the Acquirer, The Estate of the late Craig L. Dobbin (the “Estate”), Discovery Helicopters Inc. (“Discovery”) and O.S. Holdings Inc. (“O.S. Holdings”);

(c)	the debt financing commitment letter related to the Transaction;

(d)	equity financing commitment letters of the Acquirer together with draft guarantees of FR Horizon AIV, L.P. related to the Transaction;

(e)	annual reports of the Company for the fiscal years ended April 30, 2005, 2006 and 2007;

(f)	the Notice of Annual Meeting of Shareholders and the Management Information Circular of the Company for the fiscal years ended April 30, 2005, 2006 and 2007;

(g)	audited financial statements of the Company for the fiscal years ended April 30, 2005, 2006 and 2007;

(h)	annual information forms of the Company for the fiscal years ended April 30, 2005, 2006 and 2007;

(i)	unaudited quarterly reports of the Company for the three-month periods ended July 31, 2007 and October 31, 2007;

(j)	the Company’s budget for the fiscal year ending April 30, 2008;

(k)	the Company’s financial projections for the fiscal years ended April 30, 2008, 2009, 2010, 2011 and 2012;

(l)	a confidential information memorandum (the “CIM”) prepared by the Company in connection with the process leading to the announcement of the Transaction;

(m)	various detailed internal Company management reports;

(n)	discussions with senior management of the Company;

(o)	discussions with the Company’s legal counsel;

(p)	discussions with other potential interested parties;

(q)	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

(r)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

(s)	representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(t)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.
          Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

The Board of Directors
CHC Helicopter Corporation

Prior Valuations
     The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no prior valuations (as defined for the purposes of Multilateral Instrument 61-101 of the Ontario Securities Commission and the Autorite des marches financiers of Quebec) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.
Assumptions and Limitations
     The Opinion is subject to the assumptions, explanations and limitations set forth below.
     Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and of its associates and affiliates and advisors (collectively, the “Information’’), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia Capital by management of the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.
     Senior management of the Company have represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.
     The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.
     For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that the Company will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Board of Directors
CHC Helicopter Corporation

     The Opinion has been provided for the sole use and benefit of the Board of Directors of the Company in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.
     Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement, the Plan of Arrangement or the form of the Transaction.
Value Considerations
In support of the Opinion, Scotia Capital has performed certain value analyses on the Company, based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. As part of the analyses and investigations carried out in the preparation of the Opinion, Scotia Capital reviewed and considered the items outlined under “Scope of Review”. In the context of the Opinion, Scotia Capital has considered the following principal methodologies:
(i)	Discounted Cash Flow Approach (“DCF Approach”);

(ii)	Leveraged Buyout Approach (“LBO Approach”);

(iii)	Precedent Transactions Approach (as defined below); and

(iv)	Comparable Trading Approach (as defined below).
     The DCF Approach employed by Scotia Capital involved the calculation of the enterprise value of the Company by discounting to a present value the unlevered free cash flows (“UFCFs”) of the Company expected to be generated between May 1, 2008 and April 30, 2012 as well as a terminal value, determined as at April 30, 2012, such value also having been discounted to a present value. In determining the UFCFs, Scotia Capital reviewed management prepared projected financial statements of the Company for fiscal year 2008 to 2012 (the “Company Forecast”). Scotia Capital also reviewed certain other industry and financial market information. To arrive at an equity value for the Company, Scotia Capital then deducted from this enterprise value the projected net debt of the Company as at April 30, 2008. The projected UFCFs of the Company were discounted at the estimated weighted average cost of capital for the Company, calculated based upon the Company’s after-tax cost of debt and equity and weighted based upon an assumed optimal capital structure for the Company. As part of the DCF Approach, Scotia Capital performed sensitivity analyses on certain key assumptions, including, but not limited to, discount rates and terminal growth rates.
     The LBO Approach employed by Scotia Capital involved performing a leveraged buyout analysis to estimate the theoretical purchase price that could be paid by a hypothetical financial buyer in an acquisition of the Company taking into account the potential pro forma leverage structure of the Company that could result from financing such acquisition under customary market terms and assuming that such financial buyer would attempt to realize a return on its investment at the end of the Company’s fiscal year 2012. Financial data for the Company were based on the Company Forecast. As part of the LBO Approach, Scotia Capital performed sensitivity analyses on certain key assumptions including, but not limited to, the required return and exit value multiples.

The Board of Directors
CHC Helicopter Corporation

     Scotia Capital also compared the proposed financial terms of the Transaction to corresponding financial terms, to the extent publicly available, of selected transactions in the commercial aerospace and maintenance, repair and overhaul industries (the “Precedent Transactions Approach”). When considering the Precedent Transactions Approach, Scotia Capital considered enterprise value to last twelve (12) months earnings before income taxes, depreciation and amortization (“EBITDA”) to be the primary valuation metric.
     Scotia Capital also calculated an implied valuation for the Company based on an analysis of companies that Scotia Capital believed to be generally comparable to the Company (the “Comparable Trading Approach”). In performing this analysis Scotia Capital analyzed certain publicly available financial information including estimated financial information for the selected public companies which was based on research analyst estimates. When considering the Comparable Trading Approach, Scotia Capital considered enterprise value to forward EBITDA to be the primary valuation metric.
Fairness Considerations
     In preparing the Opinion, Scotia Capital has considered, among other things, the following factors:
(a)	the fact that the Consideration represented a premium of 49.4% and 37.6% over the closing price per Class A and B shares, respectively on the Toronto Stock Exchange (the “TSX”) on February 21, 2008, the trading day immediately preceding the date of this Opinion and a premium of 45.3% and 41.0% over the average price per Class A and B shares, respectively on the TSX over the three-month period immediately preceding the date of this Opinion;

(b)	the Consideration is within the range of values for the Shares as indicated by the DCF Approach;

(c)	the Consideration compares favourably to the range of values for the Shares as indicated by the LBO Approach;

(d)	the implied transaction multiples derived from the Consideration compare favourably with the Precedent Transactions Approach and the Comparable Trading Approach;

(e)	the fact that the Transaction will provide Company Shareholders with immediate liquidity; and

(f)	the preliminary indications of interest received from other parties.
Conclusion
     Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Company Shareholders pursuant to the Transaction is fair from a financial point of view to such Company Shareholders.

Yours very truly,

SCOTIA CAPITAL INC.

APPENDIX E
SECTION 190 OF THE CBCA

Canada Business Corporations Act

Right to dissent	190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right	(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares	(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares	(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent	(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection	(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution	(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment	(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address; (b) the number and class of shares in respect of which the shareholder dissents; and (c) a demand for payment of the fair value of such shares.

Share certificate	(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture	(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate	(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights	(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay	(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms	(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment	(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court	(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court	(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue	(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs	(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties	(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court	(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers	(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order	(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest	(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies	(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies	(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation	(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX F
COURT DOCUMENTATION

No. S082119
Vancouver Registry
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, as amended
AND
IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING CHC HELICOPTER CORPORATION
CHC HELICOPTER CORPORATION
PETITIONER
NOTICE OF PETITION

TO:	THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT

AND TO:	THE SECURITYHOLDERS OF CHC HELICOPTER CORPORATION
     NOTICE IS HEREBY GIVEN that a Petition has been filed by CHC Helicopter Corporation (the “Petitioner”) in the Supreme Court of British Columbia for approval of an arrangement (the “Arrangement”) pursuant to the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;
     AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced March 27, 2008. the Court has given directions as to the calling of a special meeting of the holders (the “Shareholders”) of Class A Subordinate Voting Shares (the “Class A Subordinate Voting Shares”), Class B Multiple Voting Shares (the “Class B Multiple Voting Shares”) and ordinary shares (“Ordinary Shares”, and together with the Class A Subordinate Voting Shares and Class B Multiple Voting Shares, the “Shares”) in the capital of the Petitioner for the purpose of considering and voting upon the Arrangement and approving the Arrangement;
     AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the Shareholders shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on May 1, 2008, at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard (the “Final Application”).

     IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on April 24, 2008.
     The Petitioner’s address for delivery is: Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, BC V7Y 1B3, Attention: Scott Dawson.
     IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Appearance” as aforesaid. You may obtain a form of “Appearance” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.
     AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.
     IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Shareholders.
     A copy of the said Petition and other documents in the proceedings will be furnished to any person whose rights are affected by this Petition upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.
     DATED at Vancouver, British Columbia, this 27 day of March, 2008.

/s/ Scott Dawson
SOLICITOR FOR THE PETITIONER

No. S082119
Vancouver Registry

IN THE SUPREME
COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED
AND
IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING CHC HELICOPTER CORPORATION
CHC HELICOPTER CORPORATION
PETITIONER

NOTICE OF PETITION

File no.: 27764-0001-0000
FARRIS, VAUGHAN, WILLS & MURPHY LLP
Barristers & Solicitors
2500 — 700 West Georgia Street
Vancouver, B.C. V7Y 1B3
Telephone: (604) 684-9151
OGILVY RENAULT LLP
Barristers & Solicitors
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84
Toronto, Ontario M5J 2Z4
Telephone: (416) 216-4000

Court File No. S082119
Vancouver Registry
(SEAL)
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended
AND
(SEAL)
IN THE MATTER OF A PROPOSE D PLAN OF ARRANGEMENT
INVOLVING CHC HELICOPTER CORPORATION
CHC HELICOPTER CORPORATION
PETITIONER
INTERIM ORDER

)
BEFORE THE HONOURABLE	)	THURSDAY THE 27TH
MADAM JUSTICE LOO	)	DAY OF MARCH, 2008
)
     THE APPLICATION of the Petitioner, CHC HELICOPTER CORPORATION, (the “Petitioner” or the “Company”) coming on for hearing this day at Vancouver, British Columbia; and UPON HEARING Scott A. Dawson, counsel for the Petitioner, and on being advised of the letter of non-appearance delivered by the Director appointed under section 260 of the Canada Business Corporations Act, (the “CBCA”) and on reading the Petition and the affidavit of Martin Lockyer (the “Lockyer Affidavit”) sworn March 25, 2008.

THIS COURT ORDERS THAT:
MEETING OF SECURITYHOLDERS OF THE COMPANY
1. The Company shall be permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A Subordinate Voting Shares (the “Class A Subordinate Voting Shares”), Class B Multiple Voting Shares (the “Class B Multiple Voting Shares”) and ordinary shares (“Ordinary Shares”, and together with the Class A Subordinate Voting Shares and Class B Multiple Voting Shares, the “Shares”) in the capital of the Company for the following purposes:
(a)	to consider and, if deemed advisable, to approve, with or without variation, a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under section 192 of the CBCA, on the terms and subject to the conditions set out in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix B to the Circular (as defined in paragraph 6 herein), involving the Company and 6922767 Canada Inc. (the “Purchaser”) whereby, among other things, the Purchaser will acquire all of the Company’s outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares for cash consideration of $32.68 per share; and

(b)	to transact such other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.
2. The Meeting shall be called, held and conducted in accordance with the notice of special meeting to be provided to the Shareholders and certain other persons (the “Notice of Meeting”), the CBCA, National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), other applicable securities laws, the articles and by-laws of the Company, and the terms of this Order (the “Interim Order”) and any further Order of this Honourable Court, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Shares, the articles or by-laws of the Company, the CBCA, or applicable securities laws, this Interim Order will govern.

ATTENDANCE AND VOTING AT THE MEETING
3. The only persons entitled to attend the Meeting shall be:
(a)	the Shareholders of record as at the close of business (Toronto time) on the Record Date (as defined in paragraph 5 herein), or their respective proxyholders or representatives;

(b)	the Company’s directors, officers, auditors and advisors;

(c)	representatives and advisors of the Purchaser;

(d)	the Director appointed under the CBCA (the “Director”); and

(e)	other persons with the prior permission of the chairperson of the Meeting;
and the only persons entitled to vote at the Meeting in respect of the Arrangement Resolution shall be the Shareholders of record as at the close of business (Toronto time) on the Record Date, or their respective proxyholders or representatives.
AMENDMENTS TO THE ARRANGEMENT
4. The Company is authorized, subject to the terms of the arrangement agreement dated February 22, 2008 between the Company and the Purchaser (the “Arrangement Agreement”), and without additional notice to the Shareholders, to make such amendments, modifications or supplements to the Arrangement and to the Plan of Arrangement as the Company may determine to be necessary or desirable, and the Arrangement and the Plan of Arrangement, as so amended, modified or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution.
RECORD DATE
5. The record date for determining Shareholders entitled to receive notice of, and vote at, the Meeting shall be the close of business (Toronto time) on March 28, 2008 (the “Record Date”). The Record Date shall not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by applicable law.

DELIVERY OF MEETING MATERIALS
6. The Notice of Meeting and the management information circular (the “Circular”) of the Company, in substantially the form attached as Exhibit A to the Lockyer Affidavit; the form(s) of proxy (the “Forms of Proxy”) in substantially the forms attached as Exhibit C-l, C-2 and C-3 of the Lockyer Affidavit; the letter(s) of transmittal (the “Letters of Transmittal”) in substantially the forms attached as Exhibit D-1 and D-2 of the Lockyer Affidavit; the Notice of Petition and this Interim Order, each with any amendments, modifications or supplements that are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), shall be distributed by or on behalf of the Company to:
(a)	the registered Shareholders determined as at the close of business (Toronto time) on the Record Date, the Director, the directors of the Company and the auditors of the Company, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of commencement of the mailing and the date of the Company Meeting, by one or more of the following methods:
(i)	by pre-paid ordinary mail, addressed to the Shareholder at his, her or its address as it appears on the list of registered Shareholders (maintained by CIBC Mellon Trust Company (the “Transfer Agent”) in the case of the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares and maintained by the Company in the case of Ordinary Shares), to the Director, to the directors of the Company and to the auditors of the Company; or

(ii)	delivery, in person or by courier service, to the Shareholder’s address as it appears on the list of registered Shareholders (maintained by the Transfer Agent in the case of the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares and maintained by the Company in the case of Ordinary Shares), to the Director, to the directors of the Company and to the auditors of the Company; and
(b)	the non-registered Shareholders by complying with the Company’s obligations under NI 54-101.

7. The Circular, the Notice of Petition and the Interim Order shall be distributed by the Company to holders of options (the “Options”) to purchase Class A Subordinate Voting Shares or Class B Multiple Voting Shares, holders of share appreciation rights (the “SARs”) granted under the Share Appreciation Rights Plan (as defined in Schedule A to this Interim Order), and holders of performance share units (the “PSUs”) granted under the Long-Term Incentive Plan (as defined in Schedule A to this Interim Order) or the Prior Incentive Plan (as defined in Schedule A to this Interim Order), by pre-paid ordinary mail, or courier or delivery in person, to the address of such person as shown on the books of the Company as at the close of business (Toronto time) on the Record Date, or (in the case of current employees of the Company) by electronic delivery to such person’s email address at the Company.
8. The distribution of the Meeting Materials pursuant to paragraph 6 of this Interim Order shall constitute good and sufficient notice of the Meeting to registered and non-registered Shareholders, to the Director, to the directors of the Company and to the auditors of the Company. Further, no other form of service or delivery of the Meeting Materials or any portion thereof need be made, or notice given, or other material served in respect of the Meeting to any persons described in paragraphs 6 and 7 of this Interim Order or to any other persons.
9. The Company is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials (“Additional Information”) in accordance with the terms of the Arrangement Agreement, as the Company may determine to be necessary or desirable and notice of such Additional Information may be communicated to Shareholders and holders of Options, PSUs and/or SARs by press release, newspaper advertisement or one of the methods by which the Meeting Materials will be distributed.
SERVICE OF COURT MATERIALS
10. The Company will include a copy of the Notice of Petition (in substantially the form found as Schedule B hereto) and this Interim Order (the “Court Materials”) in the materials that are distributed pursuant to paragraphs 6 and 7 of this Interim Order. Such distribution of the Court Materials in accordance with this Interim Order will constitute good, sufficient and timely service of the within proceedings upon all persons who are entitled to receive notice and no other form of service need be made and no other material need be served on such persons in respect of these proceedings. The service of the affidavits in support of the within proceedings is hereby dispensed with.
11. The Court Materials shall be deemed, for the purposes of this Interim Order, to have been received by the person to whom they are sent:
(a)	in the case of mailing, when deposited in a post office or public letter box;

(b)	in the case of delivery in person, upon personal delivery or upon delivery to the person’s address as specified in paragraph 6 or 7 above; and

(c)	in the case of any means of transmittal, including recorded or electronic transmittal, when dispatched or delivered for dispatch.
ACCIDENTAL FAILURES OR OMISSIONS
12. The accidental failure of or omission by the Company to give notice of the Meeting or this Petition to any person in accordance with this Interim Order, as a result of mistake or of events beyond the reasonable control of the Company (including, without limitation, any inability to utilize postal services) shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such accidental failure or omission is brought to the attention of the Company, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Such rectified notice shall be deemed to be good and sufficient notice of the Meeting and/or this Petition, as the case may be.
ADJOURNMENTS AND POSTPONEMENTS
13. Notwithstanding any provision of the CBCA or the articles or by-laws of the Company, the board of directors of the Company, by resolution, shall be entitled, if it deems advisable, and, subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as the board of directors of the Company may determine is appropriate in the circumstances. This provision shall not limit the authority of the chairperson of the Meeting in respect of adjournments.
THE MEETING
14. Any officer or director of the Company is authorized to act as chairperson of, and may appoint a secretary and scrutineer or scrutineers for, the Meeting.
15. The quorum at the Meeting will be, irrespective of the number of Shareholders actually present at the Meeting, the holders of not less than 10% of the Shares entitled to vote at the Meeting, present in person or represented by proxy.
16. In respect of the vote on the Arrangement Resolution, only the registered Shareholders as at the close of business (Toronto time) on the Record Date are entitled to vote on the Arrangement Resolution at the Meeting either in person or by proxy.
17. At the Meeting, the Arrangement Resolution must be approved by:
(a)	two-thirds of the votes cast on the Arrangement Resolution by the registered Shareholders present in person or represented by proxy at the Meeting, voting as a single class, and

(b)	a majority of the votes cast on the Arrangement Resolution by the registered Shareholders present in person or represented by proxy at the Meeting, voting on a class basis and excluding votes cast by persons whose votes are required to be excluded pursuant to Multilateral Instrument 61-101 of the Canadian Securities Administrators.
18. In respect of matters properly brought before the Meeting (including the approval of the Arrangement Resolution) holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares, in each case of record as at the close of business (Toronto time) on the Record Date, are respectively entitled to, one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held and one vote for every ten Ordinary Shares held. Such vote shall be sufficient under the CBCA to authorize and direct the Company to do all such acts and things as may be necessary and desirable to give effect to the Arrangement on a basis consistent with what is provided in the Circular, subject only to the final approval of the Arrangement by this Honourable Court, and no further approval of Shareholders shall be required for the purposes of the CBCA.
19. For the purposes of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.
DISSENT RIGHTS
20. Each registered holder of Class A Subordinate Voting Shares and Class B Multiple Voting Shares may exercise, pursuant to and in the manner set forth in section 190 of the CBCA rights of dissent in connection with the Arrangement (except as modified by this Interim Order and as described in the Plan of Arrangement) (the “Dissent Rights”); provided that, notwithstanding subsection 190(5) of the CBCA, the written notice setting forth such registered holder’s objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the business day which is two business days immediately preceding the date of the Meeting (or adjournments or postponements thereof), and must otherwise strictly comply with the requirements of the CBCA.
21. Notwithstanding section 190(3) of the CBCA, the Purchaser, not the Company, shall be required to pay the fair value of the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares, as of the close of business on the day prior to approval of the Arrangement Resolution, held by holders who duly and validly exercised Dissent Rights (“Dissenting Shareholders”). In accordance with the Plan of Arrangement and the Circular, all references to the “corporation” in subsections 190(3) and 190(11) through 190(26), inclusive, of the CBCA (except for the second reference to the “corporation” in subsection 190(12) and the two references to “corporation” in subsection 190 (17)) shall be deemed to refer to “Purchaser” in place of the “corporation”, and the Purchaser shall have all of the rights, duties and obligations of the “corporation” under subsections 190(3) and 190(11) through 190(26), inclusive, of the CBCA.

22. Dissenting Shareholders who duly and validly exercise such Dissent Rights set out in paragraphs 20 and 21 above and who:
(a)	are ultimately entitled to be paid by the Purchaser the fair value for their Class A Subordinate Voting Shares or Class B Multiple Voting Shares, (i) shall be deemed to have transferred the Class A Subordinate Voting Shares and Class B Multiple Voting Shares held by them and in respect of which Dissent Rights have been duly and validly exercised to the Purchaser, without any further act or formality, free and clear of all Liens (as defined in Schedule A to this Interim Order) at the time specified in the Plan of Arrangement, in consideration of a debt claim against the Purchaser to be paid the fair value of such Class A Subordinate Voting Shares or Class B Multiple Voting Shares, and (ii) shall be entitled to be paid by the Purchaser an amount equal to the fair value of such Class A Subordinate Voting Shares or Class B Multiple Voting Shares, and shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such registered holders not exercised their Dissent Rights in respect of such Class A Subordinate Voting Shares or Class B Multiple Voting Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Class A Subordinate Voting Shares or Class B Multiple Voting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares as contemplated in the Plan of Arrangement.
23. In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless the person is the registered holder of those Class A Subordinate Voting Shares or Class B Multiple Voting Shares in respect of which such rights are sought to be exercised.
24. In no case shall the Purchaser, the Company or any other person be required to recognize a Dissenting Shareholder as a holder of Class A Subordinate Voting Shares or Class B Multiple Voting Shares in respect of which Dissent Rights have been validly exercised after the transfer of Class A Subordinate Voting Shares and Class

B Multiple Voting Shares in accordance with the Plan of Arrangement, and the names of such Dissenting Shareholders shall be removed from the registers of holders of Class A Subordinate Voting Shares and/or Class B Multiple Voting Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the transfer of Class A Subordinate Voting Shares and Class B Multiple Voting Shares in accordance with the Plan of Arrangement occurs and the Purchaser shall be recorded as the holder of the shares so transferred and shall be deemed to be the legal and beneficial owner thereof free and clear of any Liens. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options, (ii) holders of Rollover Options (as defined in Schedule A to this Interim Order), (iii) holders of SARs, (iv) holders of PSUs, (v) holders of Ordinary Shares, and (vi) holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares who vote or have instructed a proxyholder to vote such shares in favour of the Arrangement Resolution (but only in respect of such shares).
SOLICITATION OF PROXIES
25. The Company is authorized to use the forms of proxy for holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares in substantially the forms attached as Exhibit C-l, Exhibit C-2 and Exhibit C-3 to the Lockyer Affidavit, respectively, and the Company is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, by mail, telephone or such other form of personal or electronic communication as the Company may determine.
26. The Company may, in its discretion, waive the time limits for the deposit of proxies by Shareholders, if the Company deems it advisable to do so.
APPLICATION FOR FINAL ORDER
27. Upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 17 hereof, the Company shall be permitted to apply to this Honourable Court for an Order for final approval of the Arrangement (the “Final Order”), which application shall be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia on May 1, 2008 at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard or at such other date and time as this Honourable Court may direct.
28. Any person desiring to appear at the hearing of the application for the Final Order and who is otherwise entitled to appear shall:
(a)	file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, together with any evidence or material which is to be presented to the Court at the hearing of the application for final approval of the arrangement; and

(b)	deliver the filed Appearance, together with a copy of any evidence or material which is to be presented to the Court at the hearing of the application for final approval of the arrangement, to the Company’s solicitors at: Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, BC V7Y 1B3, Attention: Scott Dawson, with a copy to counsel for the Purchaser at the following address: Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, B.C. V7X 1L3, Attention: Sean Boyle/Michael Gans,
on or before 4:00 p.m. (Vancouver time) on April 24, 2008.
29. In the event the within Application for final approval does not proceed on the date set forth herein, and is adjourned, only the Director and those persons who served and filed an Appearance in accordance with paragraph 28 shall be entitled to be given notice of the adjourned date.
30. Any materials to be filed by the Company in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

PRECEDENCE
31. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, Options, PSUs, SARs, the articles or by-laws of the Company, the CBCA, or applicable securities laws, this Interim Order shall govern.
VARIANCE OF THE INTERIM ORDER
32. The Company shall be entitled, at any time, to apply to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.
33. Rules 44 and 51A of the Rules of Court will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.
ENTRY OF ORDER
34. This Interim Order be entered forthwith upon pronouncement.

BY THE COURT
/s/ Illegible
DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

/s/ Illegible Counsel for the Petitioner	Certified a true copy according to the the records of the Supreme Court at Vancouver, B.C.
This 27th day of MARCH 2008’

/s/ Illegible

Authorized Signing Officer

SCHEDULE A
GLOSSARY OF TERMS
“Liens” means any hypothecs, mortgages, liens, charges, security interests, prior claims, pledges, options, rights of first refusal or first offer, covenants, restrictions, encumbrances of any kind and adverse claims;

“Long-Term Incentive Plan” means the Senior Management Long-Term Incentive Plan of the Company dated June 28, 2005, as amended or supplemented from time to time;

“Prior Incentive Plan” means the long-term incentive plan for senior management of the Company as it existed immediately prior to the adoption of the Long-Term Incentive Plan;

“Rollover Option” means each option to purchase Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable, granted under a Stock Option Plan (as defined below), held by an employee of the Company or any of its subsidiaries who, no later than five business days prior to the Meeting, has notified the Purchaser in writing of his or her election to receive a fully-vested option granted by Holdco, an affiliate of the Purchaser (“Holdco Replacement Option”), in exchange for such option; provided that neither the estate of the Late Craig L. Dobbin nor any of its beneficiaries may elect to receive a Holdco Replacement Option;

“Share Appreciation Rights Plan” means the Share Appreciation Rights Plan of the Company dated October 19, 2000, as amended or supplemented; and

“Stock Option Plan” means the Employee Share Option Plan of the Company as amended and restated as of September 28, 2006, as amended or supplemented, and each other stock option plan of the Company.

SCHEDULE B
No. S082119
Vancouver Registry
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, as amended
AND
IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING CHC HELICOPTER CORPORATION
CHC HELICOPTER CORPORATION
PETITIONER
NOTICE OF PETITION

TO:	THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT

AND TO:	THE SECURITYHOLDERS OF CHC HELICOPTER CORPORATION
     NOTICE IS HEREBY GIVEN that a Petition has been filed by CHC Helicopter Corporation (the “Petitioner”) in the Supreme Court of British Columbia for approval of an arrangement (the “Arrangement”) pursuant to the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;
     AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced March 27, 2008, the Court has given directions as to the calling of a special meeting of the holders (the “Shareholders”) of Class A Subordinate Voting Shares (the “Class A Subordinate Voting Shares”), Class B Multiple Voting Shares (the “Class B Multiple Voting Shares”) and ordinary shares (“Ordinary Shares”, and together with the Class A Subordinate Voting Shares and Class B Multiple Voting Shares, the “Shares”) in the capital of the Petitioner for the purpose of considering and voting upon the Arrangement and approving the Arrangement;
     AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the Shareholders shall be made before the presiding Judge in Chambers at the Courthouse,

800 Smithe Street, Vancouver, British Columbia on May 1, 2008, at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard (the ‘Final Application”).
     IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on April 24, 2008.
     The Petitioner’s address for delivery is: Farris, Vaughan, Wills & Murphy LLP, 25th Floor. 700 West Georgia Street, Vancouver, BC V7Y 1B3, Attention: Scott Dawson.
     IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Appearance” as aforesaid. You may obtain a form of “Appearance” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.
     AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.
     IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Shareholders.
     A copy of the said Petition and other documents in the proceedings will be furnished to any person whose rights are affected by this Petition upon request in writing addressed to the solicitors of the Petitioner at its address for deliver’ set out above.
     DATED at Vancouver, British Columbia, this 27 day of March, 2008.

SOLICITOR FOR THE PETITIONER

No. S082119
Vancouver Registry

IN THE SUPREME
COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED
AND
IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING CHC HELICOPTER CORPORATION
CHC HELICOPTER CORPORATION
PETITIONER

NOTICE OF PETITION

File no.: 27764-0001-0000
FARRIS, VAUGHAN, WILLS & MURPHY LLP
Barristers & Solicitors
2500 — 700 West Georgia Street
Vancouver, B.C. V7Y 1B3
Telephone: (604)684-9151
OGILVY RENAULT LLP
Barristers & Solicitors
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84
Toronto, Ontario M5J 2Z4
Telephone: (416)216-4000

Any questions and requests for assistance may be directed to the Proxy Solicitation Agent
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Phone:
1-866-879-7650
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

CHC HELICOPTER CORPORATION
FORM OF PROXY
Class A Subordinate Voting Shares
Special Meeting of Shareholders
April 29, 2008
The undersigned holder of Class A Subordinate Voting Shares (“Shares”) of CHC Helicopter Corporation (the “Company”) hereby nominates, constitutes and appoints Mark D. Dobbin, Chairman of the Company or, failing him, Sir Bob Reid, Director of the Company, or instead of either of them                                                                                  , as the nominee of the undersigned, with full power of substitution, to attend and vote and otherwise act for and on behalf of the undersigned at the special meeting of shareholders of the Company (the “Meeting”) to be held on Tuesday, April 29, 2008 at 4:00 p.m. (Vancouver time) at The Fairmont Vancouver Airport, 3111 Grant McConachie Way, Richmond (Vancouver), British Columbia, Canada, and at any adjournments or postponements thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned grants authorization to vote the Shares registered in the name of the undersigned as follows, namely:
1.	Approval of the Arrangement Resolution:
The special resolution (the “Arrangement Resolution”) approving the arrangement under Section 192 of the Canada Business Corporations Act involving the Company and 6922767 Canada Inc., an affiliate of a fund managed by First Reserve Corporation. The full text of the Arrangement Resolution is attached as Appendix A to the accompanying management information circular, as such Arrangement Resolution may be varied at the Meeting.
Vote For          ☐          Vote Against          ☐
2.	At the nominee’s discretion:
a)	on any amendments or variations to the above matter proposed at the Meeting or any adjournments or postponements thereof; and

b)	on any other matters that may be properly brought before the Meeting or any adjournments or postponements thereof.
For further information, please see the accompanying management information circular.
The undersigned authorizes the person(s) named above to act in accordance with the instructions set out above. The undersigned hereby revokes any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR the Arrangement Resolution.
Dated this                      day of                                         , 2008
Control Number

Name of Shareholder	Signature of Shareholder
Return this Proxy
By Mail or Delivery: Complete, date and sign this proxy and deliver it or return it by mail in the postage paid envelope provided to the transfer agent, CIBC Mellon Trust Company, in accordance with instruction 6 on the reverse side of this proxy.
Voting by Internet: If you vote by internet, DO NOT mail back this proxy.
•	Go to: www.eproxyvoting.com/chcclassa;

•	You will be prompted to enter the 13 digit control number located on the left side of this proxy;

•	Follow the instructions. Additional information is available in the accompanying management information circular under the section “The Meeting and Solicitation of Proxies”.
Notes: Please refer to reverse side.

Notes:
1.	This proxy is solicited by and on behalf of the management of the Company.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	The Shares represented by this proxy will be voted in accordance with the instructions of the shareholder, however, where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a Company nominee (being one of the persons specified in this proxy) is appointed as proxyholder, the Shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management of the Company.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	Completed proxies must be received by the Company’s transfer agent, CIBC Mellon Trust Company at: (a) at P.O. Box 721, Agincourt, Ontario, M1S 0A1 (Attention: Proxy Department) for deliveries by mail; or (b) at 199 Bay Street, Commerce Court West, Securities Level, Toronto, ON, M5L 1G9 (Attention: Courier Window) for deliveries by courier or by hand, in each case, by no later than 7:00 p.m. (Toronto time) on Friday, April 25, 2008, or, in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date before the adjourned or postponed Meeting.

7.	In the event of a postal disruption, proxies may be sent by facsimile to CIBC Mellon Trust Company at 1-866-781-3111 (within North America) or 416-368-2502.

CHC HELICOPTER CORPORATION FORM OF PROXY Class B Multiple Voting Shares Special Meeting of Shareholders April 29, 2008
The undersigned holder of Class B Multiple Voting Shares (“Shares”) of CHC Helicopter Corporation (the “Company”) hereby nominates, constitutes and appoints Mark D. Dobbin, Chairman of the Company or, failing him, Sir Bob Reid, Director of the Company, or instead of either of them                                                                                 , as the nominee of the undersigned, with full power of substitution, to attend and vote and otherwise act for and on behalf of the undersigned at the special meeting of shareholders of the Company (the “Meeting”) to be held on Tuesday, April 29, 2008 at 4:00 p.m. (Vancouver time) at The Fairmont Vancouver Airport, 3111 Grant McConachie Way, Richmond, (Vancouver), British Columbia, Canada, and at any adjournments or postponements thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned grants authorization to vote the Shares registered in the name of the undersigned as follows, namely:
1.	Approval of the Arrangement Resolution:
The special resolution (the “Arrangement Resolution”) approving the arrangement under Section 192 of the Canada Business Corporations Act involving the Company and 6922767 Canada Inc., an affiliate of a fund managed by First Reserve Corporation. The full text of the Arrangement Resolution is attached as Appendix A to the accompanying management information circular, as such Arrangement Resolution may be varied at the Meeting.
Vote For               ☐               Vote Against               ☐
2.	At the nominee’s discretion:
a.	on any amendments or variations to the above matter proposed at the Meeting or any adjournments or postponements thereof; and

b.	on any other matters that may be properly brought before the Meeting or any adjournments or postponements thereof.
For further information, please see the accompanying management information circular.
The undersigned authorizes the person(s) named above to act in accordance with the instructions set out above. The undersigned hereby revokes any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR the Arrangement Resolution.
Dated this                      day of                                         , 2008
Control Number

Name of Shareholder	Signature of Shareholder
Return this Proxy
By Mail or Delivery: Complete, date and sign this proxy and deliver it or return it by mail in the postage paid envelope provided to the transfer agent, CIBC Mellon Trust Company, in accordance with instruction 6 on the reverse side of this proxy.
Voting by Internet: If you vote by internet, DO NOT mail back this proxy.
•	Go to: www.eproxyvoting.com/chcclassb;

•	You will be prompted to enter the 13 digit control number located on the left side of this proxy;

•	Follow the instructions. Additional information is available in the accompanying management information circular under the section “The Meeting and Solicitation of Proxies”.
Notes: Please refer to reverse side.

Notes:
1.	This proxy is solicited by and on behalf of the management of the Company.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	The Shares represented by this proxy will be voted in accordance with the instructions of the shareholder, however, where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a Company nominee (being one of the persons specified in this proxy) is appointed as proxyholder, the Shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management of the Company.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	Completed proxies must be received by the Company’s transfer agent, CIBC Mellon Trust Company at: (a) at P.O. Box 721, Agincourt, Ontario, M1S 0A1 (Attention: Proxy Department) for deliveries by mail; or (b) at 199 Bay Street, Commerce Court West, Securities Level, Toronto, ON, M5L 1G9 (Attention: Courier Window) for deliveries by courier or by hand, in each case, by no later than 7:00 p.m. (Toronto time) on Friday, April 25, 2008, or, in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date before the adjourned or postponed Meeting.

7.	In the event of a postal disruption, proxies may be sent by facsimile to CIBC Mellon Trust Company at 1-866-781-3111 (within North America) or 416-368-2502.

CHC HELICOPTER CORPORATION
FORM OF PROXY
Ordinary Shares
Special Meeting of Shareholders
April 29, 2008
The undersigned holder of Ordinary Shares (“Shares”) of CHC Helicopter Corporation (the “Company”) hereby nominates, constitutes and appoints Mark D. Dobbin, Chairman of the Company or, failing him, Sir Bob Reid, Director of the Company, or instead of either of them                                                                                  , as the nominee of the undersigned, with full power of substitution, to attend and vote and otherwise act for and on behalf of the undersigned at the special meeting of shareholders of the Company (the “Meeting”) to be held on Tuesday, April 29, 2008 at 4:00 p.m. (Vancouver time) at The Fairmont Vancouver Airport, 3111 Grant McConachie Way, Richmond, (Vancouver), British Columbia, Canada, and at any adjournments or postponements thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned grants authorization to vote the Shares registered in the name of the undersigned as follows, namely:
1.	Approval of the Arrangement Resolution
The special resolution (the “Arrangement Resolution”) approving the arrangement under Section 192 of the Canada Business Corporations Act involving the Company and 6922767 Canada Inc., an affiliate of a fund managed by First Reserve Corporation. The full text of the Arrangement Resolution is attached as Appendix A to the accompanying management information circular, as such Arrangement Resolution may be varied at the Meeting.
Vote For          ☐          Vote Against          ☐
2.	At the nominee’s discretion:
a.	on any amendments or variations to the above matter proposed at the Meeting or any adjournments or postponements thereof; and

b.	on any other matters that may be properly brought before the Meeting or any adjournments or postponements thereof.
For further information, please see the accompanying management information circular.
The undersigned authorizes the person(s) named above to act in accordance with the instructions set out above. The undersigned hereby revokes any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR the Arrangement Resolution.
Dated this                      day of                                         , 2008

Name of Shareholder	Signature of Shareholder
Return this Proxy
By Mail or Delivery: Complete, date and sign this proxy and deliver it or return it by mail in the postage paid envelope provided to the Company, in accordance with instruction 6 on the reverse side of this proxy.
Notes: Please refer to reverse side.

Notes:
1.	This proxy is solicited by and on behalf of the management of the Company.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	The Shares represented by this proxy will be voted in accordance with the instructions of the shareholder, however, where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a Company nominee (being one of the persons specified in this proxy) is appointed as proxyholder, the Shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management of the Company.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	Completed proxies must be received by the Company at 4740 Agar Drive, Richmond, British Columbia, Canada V7B 1A3 (Attention: Corporate Secretary) by no later than 7:00 p.m. (Toronto time) on Friday, April 25, 2008, or, in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date before the adjourned or postponed Meeting.

7.	In the event of a postal disruption, proxies may be sent by facsimile to the Company at 604-232-8359 (Attention: Corporate Secretary).

LETTER OF TRANSMITTAL
WITH RESPECT TO THE CLASS A SUBORDINATE VOTING SHARES
OF
CHC HELICOPTER CORPORATION
This Letter of Transmittal is for use by registered holders (“Shareholders”) of Class A Subordinate Voting Shares of CHC Helicopter Corporation (the “Company”) in connection with the proposed arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) involving the Company and 6922767 Canada Inc. (the “Purchaser”) whereby, among other things, the Purchaser will acquire all of the outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Company for cash consideration of Cdn.$32.68 per share. A special resolution (the “Arrangement Resolution”) is being submitted for approval at the special meeting of shareholders to be held on April 29, 2008 (the “Meeting”). Shareholders are referred to the Notice of Special Meeting of Shareholders of the Company and the management information circular (the “Circular”) dated March 28, 2008. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the Circular.
CIBC MELLON TRUST COMPANY (THE “DEPOSITARY”) (SEE THE BACK COVER FOR ADDRESS AND TELEPHONE NUMBER) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.
Because the Arrangement is subject to a number of conditions, some of which are beyond the Company’s and the Purchaser’s control, the exact timing of implementation of the Arrangement is not currently known. The Company and the Purchaser currently expect the closing to occur in June 2008. Either the Purchaser or the Company may terminate the Arrangement Agreement if the Arrangement has not been completed by July 22, 2008 or, if such Outside Date is extended in accordance with the terms of the Arrangement Agreement, the extended Outside Date. Reference should be made to the Circular for more information regarding expected timing for completion of the Arrangement.
Upon completion of the Arrangement, the Class A Subordinate Voting Shares will be transferred to the Purchaser and the Shareholders (other than Dissenting Shareholders) will be entitled to receive cash consideration of Cdn.$32.68 per share.
In order for Shareholders to receive payment for their Class A Subordinate Voting Shares, Shareholders are required to deposit the certificate(s) representing their Class A Subordinate Voting Shares with the Depositary. This Letter of Transmittal, duly completed and executed, together with such additional documents or instruments as the Depositary may reasonably require, must accompany all certificates for Class A Subordinate Voting Shares deposited for payment pursuant to the Arrangement.
If you are a holder of unexchanged certificates that previously represented common shares of the Company that were changed to Class A Subordinate Voting Shares and Class B Multiple Voting Shares in accordance with the certificate of amendment of the Company dated September 27, 1991, you should surrender such unexchanged certificates to the Depositary in order to receive cash consideration for the Class A Subordinate Voting Shares and Class B Multiple Voting Shares that you own.
PLEASE READ THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE CAREFULLY COMPLETING THIS LETTER OF TRANSMITTAL. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Class A Subordinate Voting Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.
If you hold your Class A Subordinate Voting Shares through a Nominee, you should NOT use this Letter of Transmittal. Please contact your Nominee for assistance in delivering these shares.
A Shareholder may withdraw his or her Letter of Transmittal by a written notice received by the Depositary at any time prior to the Effective Date.

DEPOSIT
In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary for transfer the enclosed certificate(s) representing Class A Subordinate Voting Shares, details of which are as follows: (Please print or type).

Certificate		Number of Class A Subordinate
Number(s)	Names(s) in which Registered	Voting Shares Deposited

TOTAL

(If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal. See Instruction 6.)
It is understood that, upon receipt of this Letter of Transmittal, duly completed and executed in accordance with the instructions set forth below, and the certificate(s) representing the Class A Subordinate Voting Shares deposited herewith (“Deposited Shares”) and upon completion of the Arrangement, the Depositary will forward by first class insured mail, postage prepaid, to the undersigned a cheque issued by the Depositary in Canadian currency representing the amount of cash the undersigned is entitled to receive under the Arrangement, or hold such cheque for pick-up in accordance with the instructions set out below and any certificate(s) representing the Deposited Shares shall forthwith be cancelled.
If any Shareholder fails to duly surrender to the Depositary the certificates formerly representing the Class A Subordinate Voting Shares on or before the sixth anniversary of the Effective Date, such certificates will cease to represent a claim by, or interest of, any former holder of Class A Subordinate Voting Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former Shareholder was entitled to will be deemed to have been surrendered to the Purchaser.
No dividend or other distribution declared or made with respect to the Class A Subordinate Voting Shares with a record date on or after the Effective Date will be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Class A Subordinate Voting Shares. Holders of Class A Subordinate Voting Shares will be entitled to any dividends declared but unpaid with a record date prior to the Effective Date.
The undersigned holder of the Class A Subordinate Voting Shares represents and warrants in favour of the Purchaser that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) the Deposited Shares are owned by the undersigned free and clear of all Liens; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that when the cash consideration is paid, none of the Purchaser or the Company or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable Laws; and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares except pursuant to the Arrangement. These representations and warranties shall survive the completion of the Arrangement.
Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.
The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents the Depositary may reasonably require to complete the transfer of the Deposited Shares.
The undersigned surrenders to the Purchaser, effective at six minutes after the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of the Company.
Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.
The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of a CPOA, and the undersigned hereby agrees not to take any action in the future which results in the termination of the authority herein conferred.
The undersigned instructs the Depositary to mail the cheque representing payment for the Deposited Shares promptly after the Effective Time, by first class insured mail, postage prepaid, to the undersigned, or to hold such cheque for pick-up, in accordance with the instructions given below.
Pursuant to the rules of the Canadian Payment Association, a Cdn.$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of Cdn.$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payment Association. Accordingly, settlement with the undersigned in excess of Cdn.$25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Effective Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Arrangement.
If the Arrangement is not completed or proceeded with, the deposited certificate(s) and all other additional documents will be returned forthwith to the undersigned at the address set out below in Box D, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of the Company.
It is understood that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at one of the addresses set forth below, together with such additional documents and instruments as the Depositary may reasonably require, and until the same are processed for payment by the Depositary.
Under no circumstances will interest on the payment of the purchase price in respect of the Deposited Shares accrue or be paid to Shareholders, regardless of any delay in making such payment and the undersigned represents and warrants that the payment of the purchase price in respect of the Deposited Shares will completely discharge any obligations of the Purchaser, the Company and the Depositary with respect to the matters contemplated by this Letter of Transmittal.
By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

PLEASE COMPLETE EITHER BOX A OR BOX B. SEE INSTRUCTION 5 BELOW.

BOX A
PAYMENT AND
DELIVERY INSTRUCTIONS
☐
ISSUE A CHEQUE in the name of the undersigned and SEND THE CHEQUE to the address of the undersigned as it appears on the Company’s register of Shareholders or to the following address:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

BOX B
PICK-UP INSTRUCTIONS
☐
HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY AT 199 BAY STREET, COMMERCE COURT WEST, SECURITIES LEVEL, TORONTO, ONTARIO M5L 1G9.

BOX C
TO BE COMPLETED BY
ALL SHAREHOLDERS BY SELECTING
ONE BOX BELOW
Indicate whether you are a resident of Canada for purposes of the application of the Tax Act.
☐	The shareholder signing below represents that it is a resident of Canada for purposes of the application of the Tax Act;

OR

☐	The shareholder signing below represents that it is not a resident of Canada for purposes of the application of the Tax Act.

BOX D
DELIVERY INSTRUCTIONS
(in the event that the Arrangement is not completed)
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW. SEE INSTRUCTIONS 8 BELOW.
☐	Mail certificate(s) to (please fill in address for mailing):

OR

☐	Hold certificate(s) for pick up at the office of the Depositary listed in Box B.

BOX E
STATUS AS U.S. SHAREHOLDER
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.
(See Instruction 9)
Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.
☐	The person signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

☐	The person signing below is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.
A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box “A” that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.
If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding you must complete the Substitute Form W-9 included on page 10 or otherwise provide certification that you are exempt from back-up withholding, as provided in Instruction 9, “U.S. Shareholders and Substitute Form W-9”. If you require a Form W-8, please contact the Depositary.

BOX F
TO BE COMPLETED BY ALL SHAREHOLDERS

Signature guaranteed by
(if required under Instruction 3)	Date:	, 2008

Authorized Signature of Guarantor		Signature of Shareholder or Authorized Representative — See Instruction 4

Name of Guarantor (please print or type)		Name of Shareholder (please print or type)

Address of Guarantor (please print or type)		Taxpayer Identification, Social Insurance or Social Security Number Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

INSTRUCTIONS
1.	Use of Letter of Transmittal
(a)	In order to permit the timely receipt of the cash proceeds payable in connection with the Arrangement, it is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with the accompanying certificate(s) representing the Class A Subordinate Voting Shares be received by the Depositary promptly after you receive this Letter of Transmittal. Do not send the certificates or this Letter of Transmittal to the Company or the Purchaser. A Shareholder may withdraw his or her Letter of Transmittal by a written notice received by the Depositary at any time prior to the Effective Date.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing the Class A Subordinate Voting Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends that the necessary documentation be hand delivered to the Depositary at the address specified on the back cover, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested and with proper insurance obtained, is recommended. Shareholders whose Class A Subordinate Voting Shares are registered in the name of a Nominee should contact that Nominee for assistance in delivering those shares.
2.	Signatures
This Letter of Transmittal must be completed, dated and signed by the holder of the Class A Subordinate Voting Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).
(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owners:
(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.
(c)	If any of the surrendered Class A Subordinate Voting Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Class A Subordinate Voting Shares.
3.	Guarantee of Signatures
No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of the Class A Subordinate Voting Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Class A Subordinate Voting Shares or if payment is to be sent to a person other than the registered owner(s) of the Class A Subordinate Voting Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).
An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion

Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.
4.	Fiduciaries, Representatives and Authorizations
Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as or on behalf of an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.
5.	Payment and Delivery Instructions
In all cases, either Box “A” or Box “B” should be completed and Box “D” entitled “Delivery Instructions” should be completed. If those boxes are not completed, the cheque for the Class A Subordinate Voting Shares or the certificate(s) in respect of the Class A Subordinate Voting Shares (if the Arrangement is not completed) will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of the Company.
6.	Miscellaneous
(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for the Class A Subordinate Voting Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If the Class A Subordinate Voting Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of the Class A Subordinate Voting Shares will be accepted.

(d)	The Letter of Transmittal will also be available on the Company’s website at www.chc.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Depositary’s website at www.cibcmellon.com.

(e)	It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

(f)	The Purchaser reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(g)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
7.	Lost Certificates
If a share certificate representing the Class A Subordinate Voting Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed to the best of the person’s ability and forwarded, together with an affidavit by the person claiming such certificate to be lost, stolen or destroyed, to the Depositary. The Depositary and/or the registrar and transfer agent for the Class A Subordinate Voting Shares will respond with the replacement requirements in order for you to receive your entitlement, which includes a requirement to provide a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct or otherwise indemnify the Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

8.	Return of Certificates
If the Arrangement does not proceed for any reason, any certificate(s) for the Class A Subordinate Voting Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “D”. If that box is not completed, the certificate(s) for the Class A Subordinate Voting Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the Company’s register of Shareholders.
9.	U.S. Shareholders and Substitute Form W-9
United States federal income tax law generally requires that a U.S. Shareholder that is a U.S. person (as defined below) (or person acting on behalf of a U.S. Shareholder who receives cash in exchange for Class A Subordinate Voting Shares provide the Depositary with his or her correct Taxpayer Identification Number (“TIN”) (or the TIN of the person on whose behalf such person is acting) by completing Substitute Form W-9 (provided below) as discussed more fully below. If you are a U.S. Shareholder that is not a U.S. person but provide a mailing address in the United States, you may be required to furnish an IRS Form W-8 and avoid backup withholding, which the Depositary will provide upon request. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund generally may be obtained by the holder from the Internal Revenue Service.
Each U.S. Shareholder is urged to consult his or her own tax advisor to determine whether such holder is required to furnish a Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.
A U.S. Shareholder is a U.S. person if the U.S. Shareholder is, for U.S. federal income tax purposes, (1) a citizen or a resident of the United States (including a U.S. resident alien), (2) corporation (or other business entity classified as a corporation for U.S. federal tax purpose) that is organized in the United States or under the laws of the United States (or any state thereof, including the District of Columbia), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more “United States persons”, as defined in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended, have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A business entity classified as a partnership for U.S. federal tax purpose (a “Partnership”) is subject to special rules the application of which depends on facts and circumstances pertaining to the entity and its members. U.S. Shareholders that are Partnerships are urged to consult their own tax advisors to determine whether the Partnership or any of its members are required to furnish a Substitute Form W-9, are exempt from backup withholding and information reporting, or are required to furnish an IRS Form W-8.
To prevent backup withholding, each U.S. Shareholder must provide his or her correct TIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he or she is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).
Exempt holders (including, among others, corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of Substitute Form W-9, check “Exempt” in Part II of such form, and complete, sign and date the form. See the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” (the “W-9 Guidelines”) that follow these instructions.
The TIN is generally the U.S. person’s U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Class A Subordinate Voting Shares. If the Class A Subordinate Voting Shares are registered in more than one name or are not registered in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.
If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN; (ii) write “Applied For” in the space for the TIN in Part I of the Substitute Form W-9; and (iii)

complete, sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.
Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.
If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person but provides a mailing address in the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN or other form) may be obtained from the Depositary. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.
A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND GENERALLY MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.
TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE
YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION
AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING
TO BE COMPLETED BY U.S. SHAREHOLDERS THAT ARE U.S. PERSONS

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN) and Certification
	Part I — Taxpayer Identification Number — For all accounts enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.		(If awaiting TIN, write “Applied For”) Employer Identification Number OR Social Security Number

Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt ☐

Name:
Business Name:

Please check appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other:
Address:
City:	State:		Zip Code:

Part III — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me; and
(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined below). Definition of a U.S. You are considered as U.S. if you are:
• An individual who is a U.S. citizen or U.S. resident alien,
• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States
• An estate (other than a foreign estate), or
• A domestic trust (as defined in Regulations section 301.7701.7)

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature:		Date:

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.
Signature:
Date:
Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Specific Instructions
Name. If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.
If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.
Sole proprietor. Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or doing business as name (DBA) on the “Business name” line.
Limited liability company (LLC). If you are a single member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for “Other” and enter “LLC” in the space provided.
Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.
Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.
Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).
Exempt From Backup Withholding
If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in Part II of the Form, sign and date the form.
Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.
Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.
Exempt payees. Backup withholding is not required on any payments made to the following payees:
1)	An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2)	The United States or any of its agencies or instrumentalities,

3)	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4)	A foreign government or any of its political subdivisions, agencies, or instrumentalities,

5)	An international organization or any of its agencies or instrumentalities,

Other payees that may be exempt from backup withholding include:
6)	A corporation,

7)	A foreign central bank of issue,

8)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9)	A futures commission merchant registered with the Commodity Futures Trading Commission,

10)	A real estate investment trust,

11)	An entity registered at all times during the tax year under the Investment Company Act of 1940,

12)	A common trust fund operated by a bank under section 584(a),

13)	A financial institution,

14)	A middleman known in the investment community as a nominee or custodian, or

15)	A trust exempt from tax under section 664 or described in section 4947.
Part I — Taxpayer Identification Number (TIN)
Enter your TIN on the appropriate line.
If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.
If you are a sole proprietor and you have an Employer Identification Number (EIN), you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.
If you re an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner’s EIN.
Note: See the chart on the next page for further clarification of name and TIN combinations.
How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAXFORM (1-800-829-3676) or from the IRS’s Internet Web Site at www.irs.gov.
If you do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.
Note: Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.
Part II — Certification
To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1 and 4 below indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required).
1.	Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.	Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.	Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4.	Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a non-employee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.
Penalties
16)	Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

17)	Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

18)	Criminal Penalty for Falsifying Information. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism.
What Name and Number To Give the Requestor

For this type of account:		Give name and SSN of:

1.	The individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3.	Custodian account of a minor (Uniform, gift to Minors Act)	The minor(2)

4.	(a) The usual revocable savings trust (grantor is also trustee)	The Grantor-trustee(1)

(b) So-called trust account that is not a legal or valid trust under state law

5.	Sole proprietorship or singleowner LLC	The actual owner(3)

6.	A valid trust, estate, or pension trust	Legal Entity(4)

7.	Corporate or LLC electing corporate status on Form 8832	The corporation

8.	Association, club, religious, charitable, educational, or other tax-exempt	The organization

9.	Partnership or multi-member LLC	The partnership

10.	A broker or registered or nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s SSN.

(3)	You must show your individual name, but you may also enter your business or “DBA” name on the business name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

(4)	List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

The Depositary is:
CIBC MELLON TRUST COMPANY
By Mail
CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4
By Hand, Registered Mail or Courier
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9
Attention: Special Projects
Toll free number in North America: 1-800-387-0825
Phone: 1-416-643-5500
E-mail: inquiries@cibcmellon.com

LETTER OF TRANSMITTAL
WITH RESPECT TO THE CLASS B MULTIPLE VOTING SHARES
OF
CHC HELICOPTER CORPORATION
This Letter of Transmittal is for use by registered holders (“Shareholders”) of Class B Multiple Voting Shares of CHC Helicopter Corporation (the “Company”) in connection with the proposed arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) involving the Company and 6922767 Canada Inc. (the “Purchaser”) whereby, among other things, the Purchaser will acquire all of the outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Company for cash consideration of Cdn.$32.68 per share. A special resolution (the “Arrangement Resolution”) is being submitted for approval at the special meeting of shareholders to be held on April 29, 2008 (the “Meeting”). Shareholders are referred to the Notice of Special Meeting of Shareholders of the Company and the management information circular (the “Circular”) dated March 28, 2008. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the Circular.
CIBC MELLON TRUST COMPANY (THE “DEPOSITARY”) (SEE THE BACK COVER FOR ADDRESS AND TELEPHONE NUMBER) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.
Because the Arrangement is subject to a number of conditions, some of which are beyond the Company’s and the Purchaser’s control, the exact timing of implementation of the Arrangement is not currently known. The Company and the Purchaser currently expect the closing to occur in June 2008. Either the Purchaser or the Company may terminate the Arrangement Agreement if the Arrangement has not been completed by July 22, 2008 or, if such Outside Date is extended in accordance with the terms of the Arrangement Agreement, the extended Outside Date. Reference should be made to the Circular for more information regarding expected timing for completion of the Arrangement.
Upon completion of the Arrangement, the Class B Multiple Voting Shares will be transferred to the Purchaser and the Shareholders (other than Dissenting Shareholders) will be entitled to receive cash consideration of Cdn.$32.68 per share.
In order for Shareholders to receive payment for their Class B Multiple Voting Shares, Shareholders are required to deposit the certificate(s) representing their Class B Multiple Voting Shares with the Depositary. This Letter of Transmittal, duly completed and executed, together with such additional documents and instruments as the Depositary may reasonably require, must accompany all certificates for Class B Multiple Voting Shares deposited for payment pursuant to the Arrangement.
If you are a holder of unexchanged certificates that previously represented common shares of the Company that were changed to Class A Subordinate Voting Shares and Class B Multiple Voting Shares in accordance with the certificate of amendment of the Company dated September 27, 1991, you should surrender such unexchanged certificates to the Depositary in order to receive cash consideration for the Class A Subordinate Voting Shares and Class B Multiple Voting Shares that you own.
PLEASE READ THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE CAREFULLY COMPLETING THIS LETTER OF TRANSMITTAL. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Class B Multiple Voting Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.
If you hold your Class B Multiple Voting Shares through a Nominee, you should NOT use this Letter of Transmittal. Please contact your Nominee for assistance in delivering these shares.
A Shareholder may withdraw his or her Letter of Transmittal by a written notice received by the Depositary at any time prior to the Effective Date.

DEPOSIT
In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary for transfer the enclosed certificate(s) representing Class B Multiple Voting Shares, details of which are as follows: (Please print or type).

Certificate		Number of Class B Multiple
Number(s)	Names(s) in which Registered	Voting Shares Deposited

TOTAL

(If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal. See Instruction 6.)
It is understood that, upon receipt of this Letter of Transmittal, duly completed and executed in accordance with the instructions set forth below, and the certificate(s) representing the Class B Multiple Voting Shares deposited herewith (“Deposited Shares”) and upon completion of the Arrangement, the Depositary will forward by first class insured mail, postage prepaid, to the undersigned a cheque issued by the Depositary in Canadian currency representing the amount of cash the undersigned is entitled to receive under the Arrangement, or hold such cheque for pick-up in accordance with the instructions set out below and any certificate(s) representing the Deposited Shares shall forthwith be cancelled.
If any Shareholder fails to duly surrender to the Depositary the certificates formerly representing the Class B Multiple Voting Shares on or before the sixth anniversary of the Effective Date, such certificates will cease to represent a claim by, or interest of, any former holder of Class B Multiple Voting Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former Shareholder was entitled to will be deemed to have been surrendered to the Purchaser.
No dividend or other distribution declared or made with respect to the Class B Multiple Voting Shares with a record date on or after the Effective Date will be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Class B Multiple Voting Shares. Holders of Class B Multiple Voting Shares will be entitled to any dividends declared but unpaid with a record date prior to the Effective Date.
The undersigned holder of the Class B Multiple Voting Shares represents and warrants in favour of the Purchaser that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) the Deposited Shares are owned by the undersigned free and clear of all Liens; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that when the cash consideration is paid, none of the Purchaser or the Company or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable Laws; and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares except pursuant to the Arrangement. These representations and warranties shall survive the completion of the Arrangement.
Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.
The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents the Depositary may reasonably require to complete the transfer of the Deposited Shares.
The undersigned surrenders to the Purchaser, effective at six minutes after the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of the Company.
Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.
The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of a CPOA, and the undersigned hereby agrees not to take any action in the future which results in the termination of the authority herein conferred.
The undersigned instructs the Depositary to mail the cheque representing payment for the Deposited Shares promptly after the Effective Time, by first class insured mail, postage prepaid, to the undersigned, or to hold such cheque for pick-up, in accordance with the instructions given below.
Pursuant to the rules of the Canadian Payment Association, a Cdn.$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of Cdn.$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payment Association. Accordingly, settlement with the undersigned in excess of Cdn.$25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Effective Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Arrangement.
If the Arrangement is not completed or proceeded with, the deposited certificate(s) and all other additional documents will be returned forthwith to the undersigned at the address set out below in Box D, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of the Company.
It is understood that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at one of the addresses set forth below, together with such additional documents and instruments as the Depositary may reasonably require, and until the same are processed for payment by the Depositary.
Under no circumstances will interest on the payment of the purchase price in respect of the Deposited Shares accrue or be paid to Shareholders, regardless of any delay in making such payment and the undersigned represents and warrants that the payment of the purchase price in respect of the Deposited Shares will completely discharge any obligations of the Purchaser, the Company and the Depositary with respect to the matters contemplated by this Letter of Transmittal.
By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

PLEASE COMPLETE EITHER BOX A OR BOX B. SEE INSTRUCTION 5 BELOW.

BOX A
PAYMENT AND
DELIVERY INSTRUCTIONS
☐
ISSUE A CHEQUE in the name of the undersigned and SEND THE CHEQUE to the address of the undersigned as it appears on the Company’s register of Shareholders or to the following address:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

BOX B
PICK-UP INSTRUCTIONS
☐
HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY AT 199 BAY STREET, COMMERCE COURT WEST, SECURITIES LEVEL, TORONTO, ONTARIO M5L 1G9.

BOX C
TO BE COMPLETED BY
ALL SHAREHOLDERS BY SELECTING
ONE BOX BELOW
Indicate whether you are a resident of Canada for purposes of the application of the Tax Act.
☐	The shareholder signing below represents that it is a resident of Canada for purposes of the application of the Tax Act;

OR

☐	The shareholder signing below represents that it is not a resident of Canada for purposes of the application of the Tax Act.

BOX D
DELIVERY INSTRUCTIONS
(in the event that the Arrangement is not completed)
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW. SEE INSTRUCTION 8 BELOW.
☐	Mail certificate(s) to (please fill in address for mailing):

OR

☐	Hold certificate(s) for pick up at the office of the Depositary listed in Box B.

BOX E
STATUS AS U.S. SHAREHOLDER
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.
(See Instruction 9)
Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.
☐	The person signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

☐	The person signing below is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.
A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box “A” that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.
If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding you must complete the Substitute Form W-9 included on page 10 or otherwise provide certification that you are exempt from back-up withholding, as provided in Instruction 9, “U.S. Shareholders and Substitute Form W-9”. If you require a Form W-8, please contact the Depositary.

BOX F
TO BE COMPLETED BY ALL SHAREHOLDERS

Signature guaranteed by (if required under Instruction 3)	Date: , 2008

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative — See Instruction 4

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

INSTRUCTIONS
1.	Use of Letter of Transmittal
(a)	In order to permit the timely receipt of the cash proceeds payable in connection with the Arrangement, it is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with the accompanying certificate(s) representing the Class B Multiple Voting Shares be received by the Depositary promptly after you receive this Letter of Transmittal. Do not send the certificates or this Letter of Transmittal to the Company or the Purchaser. A Shareholder may withdraw his or her Letter of Transmittal by a written notice received by the Depositary at any time prior to the Effective Date.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing the Class B Multiple Voting Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends that the necessary documentation be hand delivered to the Depositary at the address specified on the back cover, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested and with proper insurance obtained, is recommended. Shareholders whose Class B Multiple Voting Shares are registered in the name of a Nominee should contact that Nominee for assistance in delivering those shares.
2.	Signatures
This Letter of Transmittal must be completed, dated and signed by the holder of the Class B Multiple Voting Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).
(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owners:
(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.
(c)	If any of the surrendered Class B Multiple Voting Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Class B Multiple Voting Shares.
3.	Guarantee of Signatures
No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of the Class B Multiple Voting Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Class B Multiple Voting Shares or if payment is to be sent to a person other than the registered owner(s) of the Class B Multiple Voting Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).
     An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion

Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.
4.	Fiduciaries, Representatives and Authorizations
Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as or on behalf of an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.
5.	Payment and Delivery Instructions
In all cases, either Box “A” or Box “B” should be completed and Box “D” entitled “Delivery Instructions” should be completed. If those boxes are not completed, the cheque for the Class B Multiple Voting Shares or the certificate(s) in respect of the Class B Multiple Voting Shares (if the Arrangement is not completed) will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of the Company.
6.	Miscellaneous
(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for the Class B Multiple Voting Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If the Class B Multiple Voting Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of the Class B Multiple Voting Shares will be accepted.

(d)	The Letter of Transmittal will also be available on the Company’s website at www.chc.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Depositary’s website at www.cibcmellon.com.

(e)	It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

(f)	The Purchaser reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(g)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
7.	Lost Certificates
If a share certificate representing the Class B Multiple Voting Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed to the best of the person’s ability and forwarded, together with an affidavit by the person claiming such certificate to be lost, stolen or destroyed, to the Depositary. The Depositary and/or the registrar and transfer agent for the Class B Multiple Voting Shares will respond with the replacement requirements in order for you to receive your entitlement, which includes a requirement to provide a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct or otherwise indemnify the Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

8.	Return of Certificates
If the Arrangement does not proceed for any reason, any certificate(s) for the Class B Multiple Voting Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “D”. If that box is not completed, the certificate(s) for the Class B Multiple Voting Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the Company’s register of Shareholders.
9.	U.S. Shareholders and Substitute Form W-9
United States federal income tax law generally requires that a U.S. Shareholder that is a U.S. person (as defined below) (or person acting on behalf of a U.S. Shareholder who receives cash in exchange for Class B Multiple Voting Shares provide the Depositary with his or her correct Taxpayer Identification Number (“TIN”) (or the TIN of the person on whose behalf such person is acting) by completing Substitute Form W-9 (provided below) as discussed more fully below. If you are a U.S. Shareholder that is not a U.S. person but provide a mailing address in the United States, you may be required to furnish an IRS Form W-8 and avoid backup withholding, which the Depositary will provide upon request. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund generally may be obtained by the holder from the Internal Revenue Service.
Each U.S. Shareholder is urged to consult his or her own tax advisor to determine whether such holder is required to furnish a Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.
A U.S. Shareholder is a U.S. person if the U.S. Shareholder is, for U.S. federal income tax purposes, (1) a citizen or a resident of the United States (including a U.S. resident alien), (2) corporation (or other business entity classified as a corporation for U.S. federal tax purpose) that is organized in the United States or under the laws of the United States (or any state thereof, including the District of Columbia), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more “United States persons”, as defined in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended, have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A business entity classified as a partnership for U.S. federal tax purpose (a “Partnership”) is subject to special rules the application of which depends on facts and circumstances pertaining to the entity and its members. U.S. Shareholders that are Partnerships are urged to consult their own tax advisors to determine whether the Partnership or any of its members are required to furnish a Substitute Form W-9, are exempt from backup withholding and information reporting, or are required to furnish an IRS Form W-8.
To prevent backup withholding, each U.S. Shareholder must provide his or her correct TIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he or she is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).
Exempt holders (including, among others, corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of Substitute Form W-9, check “Exempt” in Part II of such form, and complete, sign and date the form. See the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” (the “W-9 Guidelines”) that follow these instructions.
The TIN is generally the U.S. person’s U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Class B Multiple Voting Shares. If the Class B Multiple Voting Shares are registered in more than one name or are not registered in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.
If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN; (ii) write “Applied For” in the space for the TIN in Part I of the Substitute Form W-9; and (iii)

complete, sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.
Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.
If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person but provides a mailing address in the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN or other form) may be obtained from the Depositary. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.
A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND GENERALLY MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.
TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE
YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION
AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING
TO BE COMPLETED BY U.S. SHAREHOLDERS THAT ARE U.S. PERSONS

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN) and Certification	Part I — Taxpayer Identification
Number — For all accounts enter your
taxpayer identification number on the
appropriate line at right. Certify by
signing and dating below. For further
instructions, see Guidelines for
Certification of Taxpayer
Identification Number on Substitute
	Form W-9.	(If awaiting TIN, write “Applied For”) Employer Identification Number OR Social Security Number

Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt ☐

Name:

Business Name:

Please check appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other:

Address:

City: State: Zip Code:

Part III — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me; and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined below).

Definition of a U.S. You are considered as U.S. if you are:

• An individual who is a U.S. citizen or U.S. resident alien,

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States

• An estate (other than a foreign estate), or

• A domestic trust (as defined in Regulations section 301.7701.7)

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).
Signature:	Date:

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.
Signature:
Date:
Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Specific Instructions
Name. If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.
If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.
Sole proprietor. Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or doing business as name (DBA) on the “Business name” line.
Limited liability company (LLC). If you are a single member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for “Other” and enter “LLC” in the space provided.
Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.
Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.
Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).
Exempt From Backup Withholding
If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in Part II of the Form, sign and date the form.
Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.
Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.
Exempt payees. Backup withholding is not required on any payments made to the following payees:
1)	An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2)	The United States or any of its agencies or instrumentalities,

3)	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4)	A foreign government or any of its political subdivisions, agencies, or instrumentalities,

5)	An international organization or any of its agencies or instrumentalities,

Other payees that may be exempt from backup withholding include:
6)	A corporation,

7)	A foreign central bank of issue,

8)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9)	A futures commission merchant registered with the Commodity Futures Trading Commission,

10)	A real estate investment trust,

11)	An entity registered at all times during the tax year under the Investment Company Act of 1940,

12)	A common trust fund operated by a bank under section 584(a),

13)	A financial institution,

14)	A middleman known in the investment community as a nominee or custodian, or

15)	A trust exempt from tax under section 664 or described in section 4947.
Part I — Taxpayer Identification Number (TIN)
Enter your TIN on the appropriate line.
If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.
If you are a sole proprietor and you have an Employer Identification Number (EIN), you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.
If you re an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner’s EIN.
Note: See the chart on the next page for further clarification of name and TIN combinations.
How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAXFORM (1-800-829-3676) or from the IRS’s Internet Web Site at www.irs.gov.
If you do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.
Note: Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.
Part II — Certification
To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1 and 4 below indicate otherwise.
For a joint account, only the person whose TIN is shown in Part I should sign (when required).
1.	Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.	Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.	Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4.	Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a non-employee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.
Penalties
16)	Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

17)	Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

18)	Criminal Penalty for Falsifying Information. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism.

What Name and Number To Give the Requestor
For this type of account:		Give name and SSN of:
1.	The individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3.	Custodian account of a minor (Uniform, gift to Minors Act)	The minor(2)

4.	(a) The usual revocable savings trust (grantor is also trustee)	The Grantor-trustee(1)

(b) So-called trust account that is not a legal or valid trust under state law

5.	Sole proprietorship or singleowner LLC	The actual owner(3)

6.	A valid trust, estate, or pension trust	Legal Entity(4)

7.	Corporate or LLC electing corporate status on Form 8832	The corporation

8.	Association, club, religious, charitable, educational, or other tax-exempt	The organization

9.	Partnership or multi-member LLC	The partnership

10.	A broker or registered or nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s SSN.

(3)	You must show your individual name, but you may also enter your business or “DBA” name on the business name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

(4)	List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

The Depositary is:
CIBC MELLON TRUST COMPANY
By Mail
CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4
By Hand, Registered Mail or Courier
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9
Attention: Special Projects
Toll free number in North America: 1-800-387-0825
Phone: 1-416-643-5500
E-mail: inquiries@cibcmellon.com